ANNUAL REPORT & ACCOUNTS 2025

WPP IS THE TRUSTED GROWTH PARTNER FOR THE WORLD’S LEADING BRANDS

CONTENTS STRATEGIC REPORT About us 2  Key figures 3 Chair’s statement 4 Chief Executive’s statement 6  Market environment 8  Elevate28: strategy 10  Chief Financial Officer’s statement 14  Elevate28: financial framework 16 The year in review  18  Key performance indicators  24 Financial review 26 Our approach to sustainability 31  Task Force on Climate-related Financial Disclosures statement 43  Assessing and managing our risks 50  Principal risks and uncertainties 55 CORPORATE GOVERNANCE Chair’s governance statement  64 Compliance with the UK Corporate Governance Code 65 Our Board 66  Our Executive Committee 69 Division of responsibilities 71 How our Board engages with stakeholders 72 Board activities  76 Composition, succession and evaluation 77  Nomination and Governance Committee report  79 Audit Committee report 84 Sustainability Committee report 91 Compensation Committee report  93  Statement of Directors’ responsibilities  132  FINANCIAL STATEMENTS Consolidated financial statements 134 Accounting policies  139  Notes to the consolidated financial statements  146 Independent auditors’ report  173  ADDITIONAL INFORMATION Reconciliation to non-GAAP measures of performance 180 Shareholder information  184 Glossary  187 Where to find us 190 WHAT’S INSIDE This report provides an update on our strategic progress, financial performance and sustainability activities for the year ended 31 December 2025 SUSTAINABILITY We highlight our performance related to environmental, social and governance (ESG) topics in this report, starting on page 31. Supplementary information and disclosures are available at wpp.com/sustainabilityreport2025 Signposts where to find related information within this report Signposts where to find related information online Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. For PwC’s 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025 ANNUAL REPORT ONLINE An online version of this report is available at wpp.com/annualreport2025 ABOUT THIS REPORT COVER ART The cover image reflects the new WPP visual identity, created by Landor with WPP Open generative AI capabilities including Nano Banana Pro, a text-based agent and image model. HOW TO NAVIGATE THIS REPORT WPP ANNUAL REPORT 2025 1

WPP Creative ABOUT US With exceptional talent, trusted data and intelligence and world-class partnerships – united by our agentic marketing platform WPP Open – we help clients navigate change, capture opportunity and deliver transformational growth.   For more information, visit wpp.com OUR REACH We’re a global company. Of our five largest markets the US is the biggest, followed by UK, Germany, China and India 100+ markets in which we have a presence 50% top 100 clients’ share of revenue less pass-through costs 99,000 people OUR CLIENTS We have a diversified client portfolio that covers every business sector. We’re an established partner to a large number of the world’s leading advertisers OUR PEOPLE By attracting the brightest talent and empowering our teams to do their best work, we deliver outstanding results for our clients OUR STRUCTURE In February 2026, we announced a simplification of our structure into four operating units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative.1 1 Our financial disclosures are based on our previous structure, see the business structure on page 12 and accounting policies on page 139 for details 2 The Group uses alternative performance measures in explaining its results, which are described and reconciled to equivalent statutory measures from page 180 3 Comprises Central & Eastern Europe, Latin America, Africa & Middle East and Asia Pacific WORLDWIDE REACH (% OF REVENUE LESS PASS-THROUGH COSTS)1,2 North America 38% United Kingdom 15% Western Continental Europe 21% Rest of World3 26% WIDE SECTOR EXPOSURE (% OF REVENUE LESS PASS-THROUGH COSTS) CPG 28% Tech & digital 18% Healthcare & pharma 12% Automotive 10% Retail 9% TMT 6% Financial services 6% Other 4% Travel & leisure 4% Government, public sector & non-profit 3% A GLOBAL WORKFORCE (% OF PEOPLE BY REGION) North America 19% United Kingdom 11% Western Continental Europe 20% Rest of World3 50% WPP ANNUAL REPORT 2025 2 STRATEGIC REPORT

STRATEGIC REPORT

KEY FIGURES

	GROUP REPORTED RESULTS	ALTERNATIVE PERFORMANCE MEASURES[1]
REVENUE	£13.6bn Revenue (2024: £14.7bn)	£10.2bn Revenue less pass-through costs (2024: £11.4bn)
PROFITABILITY	£0.4bn Operating profit (2024: £1.3bn)	13.0% Headline operating margin[2] (2024: 15.0%)
EARNINGS	(20.0)p Diluted earnings per share (2024: 49.4p)	63.2p Headline diluted earnings per share (2024: 88.3p)
CASH FLOW	£0.7bn Net cash from operating activities (2024: £1.4bn)	£1.2bn Adjusted operating cash flow before working capital[3] (2024: £1.3bn)
RETURNS AND LEVERAGE	15.0p Dividend per share (2024: 39.4p)	2.2x Average adjusted net debt/headline EBITDA[3] (2024: 1.8x)

1 The Group uses alternative performance measures in explaining its results, which are described and reconciled to equivalent statutory measures from page 180
2 Headline operating profit of £1,321 million (2024: £1,707 million) as a percentage of revenue less pass-through costs of £10,176 million (2024: £11,359 million)
Reported profit before tax was £131 million (2024: £1,031 million)
3 See definitions in the Glossary from page 187

WPP ANNUAL REPORT 2025 3

CHAIR’S STATEMENT We are firmly focused on building confidence in WPP, strengthening the balance sheet and improving returns for our shareholders.” PHILIP JANSEN CHAIR, WPP 2025 was a year of transition for WPP, with change of executive leadership, completion of a strategic review and the development of a new strategic plan fit for a future that is evolving quickly. It was, plainly, a difficult 12 months. Performance fell short of expectations and what we aim to deliver for our shareholders. The Board and management team have spent substantial time reflecting on what needed to change. We have listened closely to shareholders, clients and colleagues. Those conversations have underlined the opportunity to build on WPP’s many outstanding strengths with a new strategy to stabilise performance and return this great company to growth. The Board fully appreciates the urgency of that task; we are firmly focused on building confidence in WPP, strengthening the balance sheet and improving returns for our shareholders. Meanwhile there are encouraging signs that WPP’s proposition remains highly competitive in the market, and is becoming more so. In recent months we have seen improved performance in pitches, with a string of notable wins with major clients. These outcomes matter because they demonstrate that, when we bring our capabilities together effectively, WPP continues to be trusted by global brands and can win at the highest level. Making that momentum sustainable is a key priority. LEADERSHIP TRANSITION AND A NEW STRATEGY In July 2025 we announced the appointment of Cindy Rose as the Company’s new Chief Executive Officer. Cindy succeeded Mark Read, who stepped down after more than 30 years of service to WPP. During Mark’s seven years as CEO he led the Company through a period of significant change and challenge. Under his leadership, WPP accelerated its focus on technology and AI and made important progress in streamlining the organisation and strengthening core capabilities. On behalf of the Board, I want to thank Mark for his contribution and commitment to WPP – and for his support in ensuring an orderly transition. A YEAR OF CHANGE AND CHALLENGE The marketing services industry is being transformed by technology, changing consumer behaviour, evolving media and shifting client needs. Those forces create opportunities for businesses that can move quickly and deliver at scale. They also expose any weaknesses in organisational structure and execution. Although significant progress has been made to simplify and integrate WPP, our complexity has remained a barrier. And, while clients continue to place a high value on our work, strategic and operational delivery has been inconsistent. For the Board, this has been a period not only of deep reflection but also increased intensity of oversight. We have challenged management on execution, pace and accountability for results. We have also focused on what continues to be distinctive and strong about WPP: the quality of our people, the breadth and depth of our capabilities, our sophisticated data and technology offerings, our creative reputation, our scale and reach. Those strengths are real. The assignment now is to convert them into improved and more predictable performance. WPP ANNUAL REPORT 2025 4 STRATEGIC REPORT

Cindy brings deep experience of enterprise technology, transformation and leadership at scale, as well as a strong understanding of WPP from her time on the Board. She set out the Company’s new strategy alongside our full-year results on 26 February 2026; the Board is aligned behind this clear new plan to first stabilise and then grow the business. Cindy sets out full details of the strategy – which we’re calling Elevate28 – from page 10 of this report. I would also like to thank Andrew Scott, who retired as Chief Operating Officer in 2025 and stepped down from the Board at the end of the year. Andrew has made a very important contribution to WPP during his 27 years with the Company. The Board is grateful for his commitment, his prescience in the acquisitions and investments he has led over the years, and for his ongoing support as Senior Advisor. THE MESSAGE FROM STAKEHOLDERS Twelve months ago I described my initial priority in the role as listening to our stakeholders. In a year as eventful and challenging as 2025, that listening – and translating it into action – becomes even more important. I have continued to meet regularly with shareholders, whose message has been clear. They want improved performance, a stronger balance sheet, better returns and clearer accountability for delivery. While there was disappointment among shareholders over the reduction in the interim dividend to 7.5p per share (H1 2024: 15.0p), there was also understanding of the need for prudence and to create room for a review of strategy and capital allocation under a new CEO. The final dividend of 7.5p per share (2024: 24.4p) gave a full-year dividend of 15.0p per share (2024: 39.4p). Although a reduction year-on-year, this represents a stable dividend from the first half and underlines our commitment to maintaining shareholder returns. Meanwhile the successful and oversubscribed bond issuance highlighted investor confidence in WPP’s credit profile and market position. We are committed to maintaining an investment-grade balance sheet, a status that all three major rating agencies affirmed following the announcement of the preliminary results and strategy update. Colleagues across the business have spoken about their pride in the work and commitment to clients – and also about the need for greater clarity, speed and collaboration. People want an organisation that is decisive, removes friction, expands their skills and enables teams to do their best work. Clients have also been consistent in what they value about WPP: breadth of capability, talent and the capacity to operate at scale across markets and channels. And there are things they want more of: simple engagement, fast delivery and full integration across disciplines. All of those messages point in the same direction: WPP must become simpler, more closely integrated and more consistently excellent at execution. The new strategy outlined by Cindy and her team addresses that feedback directly. TURNING AI ADVANTAGE INTO GROWTH The rapid development of AI is changing how marketing services and content are created, bought and measured, and there is concern in the market that this will undermine companies like WPP. We believe AI creates a host of new opportunities, and that those who position themselves correctly will emerge as the winners among their peers. WPP has invested significantly in its agentic marketing platform, WPP Open, and we continued to build and deliver that capability during 2025. We have also begun to use WPP Open to connect our existing capabilities more effectively and to simplify and integrate how we serve clients, notably through the continued transformation of our media business in 2025. And WPP Open is central to the wider strategy announced in February this year. Ensuring that our ongoing investments in AI, data and technology support improved performance is a core priority for the Board and management team. THE MEANS TO SUCCEED The environment for our industry is likely to remain uncertain. Client budgets will continue to be influenced by macroeconomic and geopolitical conditions, while technology will keep reshaping competitive advantage. WPP has the capabilities, relationships and scale to succeed in this environment and, with a new leadership team and strategy now in place, the means to unlock that success. I would like to end by thanking our colleagues across WPP and my fellow Board members for their support during my first year as Chair. I also thank our clients for their trust and partnership, and our shareholders for their ongoing engagement and support as we take the steps necessary to restore stronger performance. Philip Jansen Chair 19 March 2026 Chair’s statement WPP ANNUAL REPORT 2025 5 STRATEGIC REPORT

CHIEF EXECUTIVE’S STATEMENT WPP is an extraordinary company, built from agency brands with remarkable histories and deep roots in creating iconic work that moves people and shapes culture. We serve many of the biggest clients in the world and help grow many of the most well-known brands on the planet. That heritage matters, but what made us successful in the past will not make us successful in the future. Our performance in 2025 was not where it needs to be. There were undoubtedly external pressures – uncertainty in many markets, cautious client spending and rapid change across the marketing ecosystem. But our results also point to the need for us to embrace a single unified growth strategy, execute with increased rigour and evolve as the needs of our clients evolve. WHAT CLIENTS TOLD US, AND OUR RESPONSE I took this role with a clear thesis about what we need to do differently. In my first six months as CEO, we tested that thesis through detailed analysis and, more importantly, direct conversations with clients. The feedback was clear and consistent: clients value our talent, capabilities and scale, but they want WPP to be easier to navigate, genuinely integrated and able to move at the pace modern marketing demands. That is why, in February 2026, we launched Elevate28 – our multi‑year plan to simplify WPP, restore growth and create a company that is fit for the future and built to win. AS THE WORLD CHANGES, OUR ROLE GROWS Our industry is experiencing dramatic transformation. With the rapid diffusion of AI, we’re not just seeing incremental shifts in consumer behaviour, we’re seeing a complete metamorphosis of the commercial ecosystem. Brands are discovered and launched in new ways. Media is everywhere and always on. Commerce is the new organising principle, with every interaction becoming measurable and shoppable. Trust is scarce and must be earned daily. And as AI- generated content floods the world, demand is increasing for verifiable human creativity – judgement, taste, empathy and craft – as key brand differentiators. As AI continues to accelerate at pace, many question whether it will be value‑destructive for our sector. My view is clear: AI will be a net positive for our sector, and for WPP. AI unlocks human capacity, which can be reinvested in more value-generative activities. Every client is on an AI transformation journey, and WPP’s opportunity is to help them put AI to work to navigate complexity, build modern marketing operations and operationalise a new playbook for growth. I’m confident that in the era of AI our role will become more – not less – important, as marketing continues to evolve and becomes more fragmented and complex. For those who can adapt, I believe there’s a once-in-a-generation growth opportunity, and our new plan for WPP is designed to capture it. Elevate28 will deliver in three phases: stabilise in 2026, build momentum and return to organic growth during 2027, and accelerate organic growth, improve margin and deliver strong cash conversion from 2028 onwards. But we didn’t wait for the strategy launch to begin changing how we operate – the work started immediately. Over the past six months we have moved quickly to strengthen how we go to market and how we build teams around clients. These steps are already changing the way we show up in new business pitches and in client delivery. MOMENTUM AND EARLY PROOF Towards the end of 2025, we began to see early proof that when we bring the best of WPP together effectively, lead with media and data intelligence and leverage our agentic marketing platform, we win even in the most competitive situations. In the fourth quarter, WPP rose to the top of J.P. Morgan’s net new business rankings for the first time in several years, with significant wins across media, creative and integrated services. These included being appointed the UK government’s lead media agency and major media wins with Reckitt and Henkel in Europe, alongside creative and integrated assignments such as Kenvue and Haleon. That trend has continued into 2026, including global media wins such as SC Johnson and Estée Lauder. What matters most is not any single win, but the pattern: clients see the difference when we show up as one WPP – integrated, faster and grounded in trusted data and technology solutions - and the results can be seen in our new business momentum. I’m confident that in the era of AI our role will become more – not less – important, as marketing continues to evolve and becomes more fragmented and complex.” CINDY ROSE CHIEF EXECUTIVE OFFICER, WPP WPP ANNUAL REPORT 2025 6 STRATEGIC REPORT

OUR NEW MISSION Our mission is simple and ambitious: to be the trusted growth partner for the world’s leading brands in the era of AI. Elevate28 turns that mission into action through four priorities. 1 DELIVER SUPERIOR GROWTH FOR CLIENTS We are building a truly integrated client proposition, with media and data at the heart to meet the evolving needs of our clients and deliver truly predictive intelligence. We are offering our clients unified, next-generation production and world-class creative capabilities that can deliver at speed and at scale. And we are elevating our enterprise solutions and services offer to help clients deliver AI-powered marketing operations, bringing together our consulting, customer experience, commerce, CRM and technology and data platform capabilities and scaling them across the Company. 2 BECOME A SIMPLER, MORE INTEGRATED COMPANY We are moving from a holding company model to a single company model, streamlined into four operating units – WPP Media, WPP Creative, WPP Production and WPP Enterprise Solutions – across four regions: North America, EMEA, APAC and Latin America. This will make WPP easier to work with and easier to manage, with faster decisions and clearer accountability. It is also about improving how we go to market and engage with clients, empowering our Global Client Leaders with the strategic authority to mobilise the right resource for the right client at the right time to serve our clients more effectively. Crucially, we have implemented a new common incentive model for our people that will unlock collaboration and frictionless resource sharing and drive true client obsession throughout WPP. 3 UNLOCK THE ADVANTAGE OF WPP OPEN WPP Open is our pioneering agentic marketing platform and the connective tissue across WPP, bringing together our people, capabilities and clients into one integrated end-to-end experience. Close to 90% of our client-facing employees are using WPP Open every day to deliver for our clients. WPP Open is powered by Open Intelligence, our foundational intelligence layer giving clients one source of truth to integrate marketing operations, optimise investments and drive growth at scale without compromising privacy and data ownership. Open Intelligence is an important differentiator for WPP that is already helping us win new business and grow existing client relationships. Our strategic partnerships with the world’s leading technology firms are another source of advantage, and we will expand them further to embed best‑in‑class capabilities directly into WPP Open, ensuring our clients always have the very best and latest AI models and agentic toolsets right at their fingertips. 4 CREATE FIRM FINANCIAL FOUNDATIONS FOR THE FUTURE Our new streamlined operating model will drive a simpler and more integrated way of working, enabling us to scale our capabilities across the organisation and support a strong, more effective client proposition. We will remove duplication, leverage shared service centres, rationalise our real estate footprint and improve productivity through AI automation across our corporate functions to deliver annualised gross savings of £500 million by 2028. We will also be more proactive in rationalising our portfolio to strengthen the balance sheet and increase financial flexibility. And we’ll take a disciplined approach to capital allocation, with three clear aims: maintaining an investment‑grade balance sheet, prioritising investment in high-growth areas of the business, and sharing the proceeds of that growth through attractive returns for shareholders over time. EXECUTION AND CULTURE These changes will enable us to build on the momentum of our recent client wins as we strengthen our service delivery model and our new business engine, and champion a stronger winning mindset. To achieve this, we are building a high‑performance culture to attract and retain the world’s best talent, grounded in client obsession, collaboration, humility, accountability and a hunger to win. Talented people choose companies and stay with companies with strong cultures where they can thrive in their careers. We will also invest in delivering a world-class employee experience through learning and development, greater talent mobility and career progression opportunities. LOOKING AHEAD I believe WPP’s best days are ahead. We have exceptional talent, world‑class capabilities and a platform that gives us real competitive advantage. And we now have a clear plan to simplify, integrate and execute with greater focus and urgency than ever before. Thank you to all our brilliant people, clients and partners, and thank you to our shareholders for your continued support. Cindy Rose OBE Chief Executive Officer 19 March 2026 CHIEF EXECUTIVE’S STATEMENT WPP ANNUAL REPORT 2025 7 STRATEGIC REPORT

MARKET ENVIRONMENT The global advertising market grew 8.8% in 2025 and is projected to grow 7.1% in 2026, signalling businesses’ deepening commitment to modern marketing strategies as core performance drivers. Yet, the market is complex and evolving. The proliferation of channels, coupled with the acceleration of AI and advanced data analytics, is creating new frontiers for engagement and growth. Within this evolving landscape, WPP plays a crucial role in helping clients develop and grow their businesses. A fast-growing market, expected to expand at a CAGR of 6.3% over the next five years MEGATREND: AI IS REDEFINING WHAT’S POSSIBLE We’re now in the era of AI. The technology is mature enough to matter and diffusing faster than any technology we have seen before. 63% AI is a daily reality for most people. 63% of US workers report using AI, saving them an average 8.7 hours per week Source: CES 2026: Unpacking the 3 Megatrends That Shape Our Future | WPP Media OUR RESPONSE: We believe that in an AI-centric world the demand for human strengths such as creativity, brilliant ideas, judgement, taste, empathy and humour will be at a premium. So, we’re integrating our creativity with AI-enhanced scaled production and data-driven media, using WPP Open as the link between our agencies to serve clients better than ever. 1 WPP Media, This Year Next Year: 2025 Global End-of-Year Forecast. All figures exclude US political advertising A high-value global market GLOBAL AD SPEND BY MARKETING CHANNEL1 CONTENT-DRIVEN ADVERTISING $664bn Social media, the open web, TV, newspapers, audio and gaming LOCATION $57bn Traditional and digital outdoor billboards and cinema INTELLIGENCE $245bn Searched ad revenue, on platforms such as Google, rapidly evolving with AI COMMERCE $178bn Retail media networks such as Amazon, travel platforms and financial services media $1,144bn 16%58% 21% 5% 30 25 20 15 10 5 0 AD MARKET GROWTH1 (%) 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2026 2027 2028 2029 20302025 WPP ANNUAL REPORT 2025 8 STRATEGIC REPORT

The biggest advertising platforms are in the US and China MEGATREND: MEDIA IS EVERYWHERE AND IN EVERYTHING Historically, marketers would come up with a strategy, create a campaign, then consider the media. Now, media is the creative canvas, the most data-rich component of any marketing plan. It is the connective tissue of every consumer experience: personalised, predictive and seamlessly embedded across platforms, devices and moments. 5bn people are on social media right now. If content doesn’t instantly resonate, it dies on arrival Source: CES 2026: WPP Media OUR RESPONSE: WPP Media brings our platform, people and partners together to help brands connect with audiences anywhere, in innovative and dynamic ways. Powered by advanced AI, brands can unify media, data and production while holistically managing their owned, earned, shared and paid activities. MEGATREND: MARKETING AND SALES ARE INCREASINGLY ONE DISCIPLINE Retail has evolved beyond a mere sales channel, becoming the strategic core of consumer marketing. At the same time, media’s function has expanded from content distribution to actively shaping the entire commerce experience. This shift is driven by retail media, which now centrally integrates commerce and data intelligence into marketing strategies. $174bn global retail media spend in 2025 Source: This Year Next Year: 2025 Global End-of-Year Forecast | WPP Media OUR RESPONSE: Global retail media spend was projected to surpass TV advertising in 2025, marking the first time a commerce-driven channel has claimed such prominence. Our connected commerce services are designed to ensure ‘media everywhere’ means ‘commerce anywhere’ for our clients. The global market for agency marketing, creative, digital and transformation services EN TE RP RI SE S O LU TI O N S BR A N D & A D V ER TI SI N G PR O D U C TI O N PR O D U C TI O N PRPRPRM ED IA M ED IA TE C H N O LO G Y SO LU TI O N S TE C H N O LO G Y SO LU TI O N S 1 WPP Media, This Year Next Year: 2025 Global End-of-Year Forecast. All figures exclude US political advertising 20 24 $460bn A global market led by the US, China and UK GLOBAL AD SPEND BY REGION1 (%) US $431bn The world’s largest ad market and home to Super Bowl, the biggest ad event in the world UK $58bn The world’s third largest ad market REST OF THE WORLD $439bn Includes other top ten markets such as Japan, Germany, France, Brazil, Canada, India and Australia CHINA $216bn Home to the world’s largest retail media and outdoor ad markets Source: IDC; Madison and Wall; Gartner; Provoke; Citi; PQ Media; Emarketer  Enterprise solutions: consulting, data and technology services that modernise marketing, commerce and customer experience functions LARGEST GLOBAL MEDIA ADVERTISING PLATFORM OWNERS (% OF AD REVENUE) 23% 17% 8% 6%3% 43% 38%38% 5% 19% GOOGLE META ALIBABA OTHERS BYTEDANCE AMAZON $1,144bn Market environment WPP ANNUAL REPORT 2025 9 STRATEGIC REPORT

OUR STRATEGIC PLAN We aim to stabilise the business in 2026, build momentum in 2027 and deliver accelerated, high-quality growth from 2028. Read more on page 11 OUR STRUCTURE We are simplifying our business into four core operating units: WPP Media, WPP Creative, WPP Production and WPP Enterprise Solutions, working across four regions: North America; Latin America; Europe, Middle East and Africa; and Asia Pacific.1 Read more on page 12 OUR COMPETITIVE ADVANTAGE Our competitive advantage has three layers: our trusted data and intelligence; integrated solutions combining media, data, creativity and technology; and our global scale and deep client relationships. Read more on page 13 BUSINESS MODEL We create value by providing integrated solutions to our diverse customer base. The following pages describe what we do, how we operate and what makes us different from our peers. Read more about us on page 2 1 Our financial disclosures are based on our previous structure, see the business structure on page 12 and accounting policies on page 139 for details. OUR GOALS This is a bold plan for a simpler, more integrated WPP. Our intention is to stabilise the business, return to organic growth, create capacity to invest in the future and deliver attractive returns for our shareholders. WPP will become a single company, streamlined into four operating units across four regions, all unified by our agentic marketing platform, WPP Open. OUR MISSION Central to this strategy is a new mission: to be the trusted growth partner for the world’s leading brands, helping them navigate change, capture opportunity and deliver growth, while transforming their business in a dynamic, complex environment. OUR STRATEGIC OBJECTIVES Elevate28 is anchored in the following four objectives: Deliver superior growth for clients Become a simpler integrated company Unlock the advantage of WPP Open Create firm financial foundations for the future In February 2026 we launched our new strategy, Elevate28, to help us restore growth, simplify our offer and drive long- term value for our clients and our business. ELEVATE28: STRATEGY WPP ANNUAL REPORT 2025 10 STRATEGIC REPORT

STRATEGIC REPORT

OUR STRATEGIC PLAN

We've built a detailed strategic plan with eight core pillars, setting out the actions we will take to deliver on our objectives.

OUR STRATEGIC PLAN

- Deliver superior growth for clients
- Become a simpler integrated company
- Unlock the advantage of WPP Open
- Create firm financial foundations for the future (see page 16 for more)

① Lead with media and data at the heart of our integrated client proposition	② Establish next-generation creative and production capabilities	③ Elevate enterprise solutions to partner with clients on AI transformation
④ Simplify our operating model		
⑤ Strengthen execution and transform our go-to-market strategy		
⑥ Drive a high-performance culture and attract and retain the world's best talent		
⑦ Unlock the advantage of WPP Open and Open Intelligence and expand strategic partnerships		
⑧ Create firm financial foundations for the future		

A PHASED APPROACH

We aim to deliver sustained growth in three distinct phases:

PHASE 1 2026: STABILISE

Our immediate priority is to stabilise net new business performance. We aim to execute cost savings initiatives and rationalise our portfolio.

PHASE 2 2027: BUILD

Embed our transformed go-to-market strategy, supported by a more effective operating model, to help deliver a fully integrated offer spanning media, creative, enterprise solutions and production. We are targeting a return to organic growth during 2027.

PHASE 3 2028 AND BEYOND: ACCELERATE

We aim to be a simpler, lower-cost, AI-enabled business, recognised by clients as a trusted growth partner, showing accelerated growth, improved margin and strong cash conversion.

ELEVATE28: STRATEGY WPP ANNUAL REPORT 2025 11

STRATEGIC REPORT

OUR STRUCTURE

We're simplifying our business into four core operating units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative, working across four regions: North America, Latin America, EMEA and APAC.

HOW WE WERE ORGANISED PREVIOUSLY

Global integrated agencies

CREATIVE AGENCIES	MEDIA AGENCIES	PUBLIC RELATIONS	SPECIALIST AGENCIES
VML, Ogilvy, AKQA, HOGARTH	WPP Media	Burson	LANDOR, Design bridge and partners

HOW WE ARE ORGANISED NOW[1]

WPP Media

Brings together AI-driven media, data and partnership capabilities to deliver creative personalisation at scale.


MEAL
DIAMOND

Hellmann's: Sweet Sandwich Time

WPP Production

Unifies WPP's production capabilities into a single global operating unit, to deliver content at speed and scale.



Lexus: Built for Every Kind of Wonder

WPP Enterprise Solutions

Brings together customer experience, commerce, CRM, content transformation and technology and data platforms into a unified global operating unit.



Oreo: Oreo Walks

WPP Creative

VML, Ogilvy, Burson, AKQA, LANDOR, Design bridge and partners

The home of WPP's iconic agencies, connected through a unified leadership structure and WPP Open.


20:25

National Rail: Rail Clock

1 Our financial disclosures are based on our previous structure, see accounting policies on page 139 for details

ELEVATE28: STRATEGY WPP ANNUAL REPORT 2025 12

STRATEGIC REPORT

OUR COMPETITIVE ADVANTAGE

"We have everything we need to succeed: exceptional talent, world-class capabilities, trusted data and technology solutions and groundbreaking partnerships, as well as the scale and reach to service the most complex multi-national, multi-brand clients in the world."

CINDY ROSE
CHIEF EXECUTIVE OFFICER, WPP

TRUSTED DATA AND INTELLIGENCE

Our foundational intelligence layer, Open Intelligence, securely connects live data from clients, partners and WPP in a privacy-first way. Built on InfoSum's data collaboration technology, it unlocks unique insights without data ever being shared – turning real-world behaviour into predictive intelligence while preserving privacy, control and trust. Clients see exactly where, how and why their marketing investment is working.

INTEGRATED MEDIA, PRODUCTION, CREATIVE, DATA AND TECHNOLOGY

We combine cutting-edge media intelligence, world-class creativity, industry leading production and transformative enterprise solutions – all powered by exceptional talent and WPP Open. And we have created central Client Solution Architects and Growth teams to cross-sell services more effectively and integrate new business capabilities.

GLOBAL SCALE AND DEEP CLIENT RELATIONSHIPS

As an established partner to a large number of the world's leading advertisers, we possess a massive installed base of opportunity.
By simplifying our operating model, we unlock the ability to cross-sell high-growth capabilities – such as enterprise solutions – directly into our existing client relationships.

TALENT



CAPABILITIES



WPP OPEN


Hello World

SCALE AND REACH



ELEVATE28: STRATEGY WPP ANNUAL REPORT 2025 13

CHIEF FINANCIAL OFFICER’S STATEMENT investment, as intended, into WPP Open, AI and data, to enhance our offer for clients and deliver an end-to-end marketing platform for our people. Combined with higher severance costs this led to a headline operating margin of 13.0%, down from 15.0% in 2024, and equivalent to a 1.8 percentage point decline on a constant currency basis and excluding the impact from the sale of FGS Global. CASH FLOW AND FINANCIAL POSITION Throughout the year, we maintained a disciplined approach to cash management. Adjusted operating cash flow before working capital remained robust at £1.2 billion, in line with our most recent guidance of £1.1 to £1.2 billion. This reflected a lower level of cash profit partially offset by lower capex and cash restructuring costs. ONGOING FOCUS ON COST SAVINGS We continued our focus on operational effectiveness and maintained a disciplined approach to cost management, driving total headline operating costs down 8.3%, to £8.9 billion. This included: the annualised impact of structural cost savings from the creation of VML and Burson and simplification of WPP Media; a continued focus on back-office efficiency savings in Finance, HR, Enterprise Technology and Property; and active management of our discretionary cost base. As a result, headcount from the start of the year was down 8.7%, exceeding the decline in like-for-like revenue less pass-through costs, and we also reduced the use of freelancers. In addition, we saw a lower level of employee incentive payments in the year, reflecting our performance during the period. During the year we reallocated Like-for-like growth and margin for 2025 was in line with our most recent guidance, but there is no avoiding the fact that 2025 was a disappointing year in terms of performance.” JOANNE WILSON CHIEF FINANCIAL OFFICER, WPP SPOTLIGHT: ENTERPRISE TECHNOLOGY Our Enterprise Technology team has been critical to making our back-office operations run more efficiently, modernising our systems and reshaping how they work, leading to significant cost savings. Actions include: – Securing strategic technology partnerships with Google, Microsoft and AWS, helping to accelerate our transformation and capitalise on cutting-edge cloud and AI innovations, while reducing costs – Strong progress on rolling out Microsoft 365 Copilot, extending this to all employees in 2026, enabling productivity gains and preparing for AI enabled transformation across the entire business operation, starting with HR and Finance – Rightsizing our technology support organisation, while modernising our infrastructure, networks and end user computing tools – Streamlining and strengthening our ERP platforms (ERPs) across the business, enabling improved productivity, insights and decision making, laying the foundation for the transformation of our corporate functions 80% of our computing workloads are now hosted in the public cloud (2024: 62%) A CHALLENGING ENVIRONMENT 2025 proved to be a very challenging year, with top-line performance below our initial expectations, as set in February. Like-for-like revenue less pass- through costs decreased 5.4%, compared to our initial projections of flat to -2%. This was due to three key factors. First, gross client assignment losses deteriorated through the year. This particularly weighed on our media business, by geography on the US and UK markets, and by client sector on consumer-packaged goods and telecom, media and entertainment. Second, the aggregate level of client wins in 2025 was lower than we initially expected, and significantly below what we have typically experienced. This partly reflected a lower win rate but was mainly driven by a lower level of aggregate new business activity - industry estimates are that global pitch activity saw a double-digit decline. Despite this, we were encouraged by a much-improved new business performance in the fourth quarter with a number of major client assignment wins. The final factor was more cautious spending from existing clients, with a higher degree of volatility than we would typically expect. Within this, spending varied across markets, sectors and individual clients: some increased expenditure, while others reduced spend, but in aggregate our existing clients spent less. As a result of these factors, we saw revenue pressure across most business sectors and regions, but the biggest impact was felt in our media business and in our largest markets, the US and the UK. See Financial review on page 26 for more details. WPP ANNUAL REPORT 2025 14 STRATEGIC REPORT

OUTLOOK Looking ahead as we start 2026, the macro and geopolitical uncertainty that characterised the global economy in 2025 remains. Against that backdrop, and reflecting the impact from historical client losses, we have taken a cautious approach to setting targets for the year ahead. We have guided to like-for-like revenue less pass-through costs to be down mid to high-single digits in the first half of 2026, with an improving trajectory in the second half. While client losses from 2025 will continue to be a drag on revenue in 2026 our new business pipeline is healthy and there remains a significant opportunity to expand scope with existing clients. On the cost side, we anticipate benefits from the structural and efficiency initiatives taken in 2025, and the early impact of the Elevate28 strategy, to be offset by higher costs from the rebuilding of staff incentive levels and continued investment in WPP Open, AI and data, as well as our growth drivers. Overall, we anticipate headline operating profit margin in the range of 12.0% to 13.0%. Turning to cash flow, while we continue to focus on tight cash management, we do anticipate adjusted operating cash flow before working capital to reduce to a range of between £800 million and £900 million in 2026, reflecting higher cash restructuring charges of around £250 million, of which around £190 million is associated with the Elevate28 plan. Finally, I would like to take this opportunity to recognise the hard work and commitment from colleagues across our business and to thank our clients and shareholders for their continued support. I am confident that by delivering our new strategic plan, Elevate28, we can build the firm financial foundations to restore growth, rebuild margins and drive long-term value for clients, our people and shareholders. You can read more about the financial framework for our future growth strategy on page 16. Joanne Wilson Chief Financial Officer 19 March 2026 While we continue to focus on working capital management, we saw a working capital outflow of £334 million (compared to an inflow of £117 million in the prior year) reflecting the temporary impact of reduced staff incentives, combined with adverse foreign exchange movements and changes in our business mix. Our robust cash flow continues to support our goal to maintain firm financial foundations and underpins our commitment to an investment-grade balance sheet. We reinforced these objectives with two key initiatives: – The Board has recommended a final dividend of 7.5p per share, giving a total dividend of 15p per share for 2025. While this is a reduction year-on-year, it represents a stable dividend from the first half, and balances an appropriate level of financial flexibility with continued returns to shareholders – In December, we successfully issued a €1 billion bond, rated ‘BBB’ by S&P and ‘Baa2’ by Moody’s, consistent with an investment-grade rating. Demand for the bond was high, with a total order book exceeding €2.9 billion, underscoring investor confidence in WPP’s credit profile and leading market position. Consistent with our investment grade balance sheet, both S&P and Fitch have assigned WPP with a Long-Term issuer Default Rating of ‘BBB’ and Moody’s have assigned us a ‘Baa3’ rating. Despite these initiatives, our financial leverage increased due to the impact of lower profits, with the average adjusted net debt to headline EBITDA ratio for 2025 rising to 2.2x, up from 1.8x in 2024. Our overall financial position however remains strong, with £4.4 billion of available liquidity as at 31 December 2025, including cash and undrawn credit facilities, and an average bond maturity of 5.8 years, with no banking covenants. A FOCUS ON PRIORITIES Despite the challenging conditions, we continued to focus on three key priorities that we set out early last year, to drive sustainable growth and profitability over the medium term: – Investment in WPP Open: we made good progress, with close to 90% of client facing staff now using the platform and formed new strategic partnerships with leading technology companies, including Google and TikTok. We also enhanced our data capabilities with the acquisition of InfoSum, a leading privacy-first data collaboration platform which now sits at the heart of our foundational intelligence layer, Open Intelligence. Cash investment in AI, data and WPP Open in 2025 was around £300 million, which was in line with our planned spend and ahead of the £250 million spent in 2024. We proactively chose to ringfence this investment, which was funded from savings elsewhere in the Company, given the importance of WPP Open to the Elevate28 strategy and WPP’s future growth potential more broadly. – Re-positioning our media business, WPP Media: under CEO Brian Lesser we have been focused on improving the competitiveness of our proposition, including our client delivery. This has included implementing a new global operating model across all our markets, strengthening our commercial proposition, building on our data proposition with the integration of Infosum and launch of Open Intelligence, and upgrading our talent. – Regaining momentum in new business: our overall business performance was below our expectations in 2025. We were however encouraged by key client assignment wins in the final quarter, positioning WPP at the top of J. P. Morgan’s new business league rankings. These wins included significant new assignments: with Kenvue for integrated marketing activities; the UK government, Reckitt and Henkel for media; and creative wins such as Major League Soccer in the US. This momentum continued into the early months of the new year, with wins including SC Johnson and Estée Lauder. NEW BUSINESS Q4-25 ($BN) WPP Peer 1 2.5 Peer 2 Peer 3 Peer 4 Peer 5 Source: J. P. Morgan New Business Rankings, Q4 2025 WPP ANNUAL REPORT 2025 15 STRATEGIC REPORT CHIEF FINANCIAL OFFICER’S STATEMENT

ELEVATE28: FINANCIAL FRAMEWORK CREATING FIRM FINANCIAL FOUNDATIONS FOR THE FUTURE – Our new strategic plan, Elevate28, is underpinned by a robust financial framework that aims to reduce structural cost to fund organic investment and rebuild margins, and simplify the portfolio to provide greater financial flexibility and ultimately drive long-term value creation. We are already implementing many parts of our plan. However it will take time to deliver and to realise the full benefits in our operational and financial outcomes.” JOANNE WILSON CHIEF FINANCIAL OFFICER, WPP Left to right: Brian Lesser (CEO, WPP Media), Cindy Rose (CEO, WPP) and Joanne Wilson (CFO, WPP) present the Elevate28 strategy to investors in February 2026. OUR AIMS – Our key priority is to return WPP to growth – In the near-term this requires us to stabilise the operational performance of the business, and in the medium- and longer-term we should see elevated operational performance characterised by accelerating growth and improving margin with strong cash conversion – We plan to do this while delivering £500 million of gross annual cost savings, which will enable investment in our growth drivers – We plan to make WPP a simpler business, reducing the perimeter of the Group and strengthening the balance sheet OUR FINANCIAL FRAMEWORK Stabilise near-term performance & return to growth Deliver £500m of gross savings over three years Focus investment reallocation into growth drivers Simplify the portfolio, maintain investment-grade balance sheet & build greater financial flexibility WPP ANNUAL REPORT 2025 16 STRATEGIC REPORT

ORDER OF PRIORITY GROSS COST SAVINGS Our cost actions are targeted at improving execution and supporting our growth priorities as much as they are about simply removing costs. REINVESTING We will reinvest a significant portion of our gross cost savings into high-growth areas including media, commerce, high-velocity production and enterprise solutions, as well as strengthening our go-to-market capabilities, rebuilding incentives and sustaining investment in WPP Open. The balance will support a rebuild of our margins, alongside improved operating leverage as we return to growth. BALANCE SHEET AND CAPITAL ALLOCATION In light of the transformation programme, we have reassessed our approach to capital allocation and cash returns. Our priorities, in order, are as follows: £500m over three years 2026-2028 Next three years – Delivering £500 million of gross annual cost savings by 2028 – Estimated total cash restructuring costs of around £400 million Savings from: – New operating model – Structural cost savings from overhead reduction – Rationalisation and simplification – Maintain an investment-grade balance sheet: our primary focus is to retain strong liquidity, reduce gross debt where possible and improve leverage ratios over time – Fund organic growth: we will ruthlessly prioritise investment in the fastest growing areas of our business, funded with our cost initiatives to enable a reallocation of investment to those capabilities that support Group-wide growth ambitions – Share the proceeds of growth: we will balance sustainable returns to our shareholders with inorganic investment but will have a laser focus on only deploying capital when acquisition is more efficient than building internal capabilities. Excess capital will be returned to shareholders £300m delivered 2024-2025 MAINTAIN INVESTMENT GRADE BALANCE SHEET Retain strong liquidity Reduce gross debt Improve leverage ratio FUND ORGANIC GROWTH Unlock cost savings Prioritise investment in fastest-growing areas Disciplined and optimised approach to ROI SHARE THE PROCEEDS OF GROWTH Consistent and sustainable returns to shareholders M&A Return excess capital to shareholders ELEvate28: FINANCIAL FRAMEWORK WPP ANNUAL REPORT 2025 17 STRATEGIC REPORT

STRATEGIC REPORT

THE YEAR IN REVIEW

PEOPLE

● IN BRIEF:

2025 was a year of transition and adjustment as we took steps to become more agile and competitive, laying the foundations that will place our people at the heart of our success.

LEADERSHIP APPOINTMENTS

We are building a strong senior leadership team, with several key appointments made to help drive innovation and foster a culture that enables our people to do their best work.

In January 2026 we also created the Client Solution Architects, a high-level strategic group that will help streamline our global operations and deliver best-in-class, highly tailored end-to-end solutions for our clients.

WPP PRODUCTION LAUNCHES

In February 2026 we created WPP Production, unifying our production capabilities into a single, global operating unit. Aligned through WPP Open, nearly 10,000 creative producers and craft experts now form a single team led by Richard Glasson, former Global CEO at Hogarth. The Hogarth name will be retired.

We are investing significantly in growing WPP Production, initially through a global network of virtual production studios and partnerships with key players. For our people, this means a chance to be part of the world's most advanced production team, with more opportunities to collaborate, learn and grow their careers. For our clients, it means content delivered faster, with no compromise on craft.


WE WILL
REWIRE
HOW WE
BUILD

wppproduction.com



CAPABILITY SPOTLIGHT:
FUTURE TALENT

In 2025 Google became the primary curriculum partner for our Creative Tech Apprenticeship, aimed at training more than 1,000 early-career creative technologists by 2030.

The apprenticeship offers curious young minds a nine-month paid programme of hands-on learning in creative coding, game engines, virtual production, advanced machinery and generative AI, alongside real-world challenges from clients including L'Oréal and Unilever. More than 50 graduates have already found permanent placements across WPP agencies, creating a pool of innovative, future-facing talent.

wpp.com/talent

WPP ANNUAL REPORT 2025 18

CELEBRATING TALENT Across the year, we were pleased to see the work of our agencies and teams consistently recognised by the industry. Ogilvy became the Most Awarded Agency for the seventh year running at the Global Influencer Marketing Awards (with 35 wins); WPP Media was named Media Holding Company of the Year by MediaPost; Liz Taylor (Ogilvy) and Debbi Vandeven (VML) were named the top two creatives in the world in The Drum creative rankings; WPP was named Creative Company of the Year at Cannes Lions; and WPP topped the WARC Effective 100, Media 100 and Creative 100 lists. SUPPORTING OUR PEOPLE To help create a world-class experience for our people we committed to greater investment in training and career development, particularly in AI. We expanded Future Readiness Academies, our library of on-demand training, and rolled out intensive AI bootcamps for executives and a WPP-wide leadership academy. Our new digital coach Nadia, which will help our people prepare for meetings, set goals and strengthen their leadership capabilities, will be rolled out across the Company in 2026. See page 37 for more. We also opened new campuses in São Paulo, Brazil, and Sydney, Australia, and officially opened One Southwark Bridge in London, uniting 3,000 employees from WPP Open and WPP Media. Our campuses bring together thousands of people from across WPP agencies into single, state-of- the-art workspaces. We now have 49 campuses globally. REALIGNED FOR THE FUTURE In May we relaunched GroupM as WPP Media to offer simpler, more connected media services to our clients. WPP Media aligns with our global agency network through WPP Open, creating an advanced platform for scaled and integrated creative, production, data, commerce and personalised media delivery services. Former GroupM agencies including Mindshare, Wavemaker and EssenceMediacom now operate as dedicated teams within WPP Media, retaining their individual brand identities while sharing common technology, capabilities and support. While the changes led to some disruption and a reduction in roles in parts of the business, WPP Media’s transformation has created a more integrated organisation, providing our people with career development opportunities across the Company.   wppmedia.com We’re investing in our people, giving them access to the latest learning, tools and technologies. We’re strengthening our leadership and building a culture that will help our people do their best work and shape a high-performing WPP for the future.” MARIE-CLAIRE BARKER CHIEF PEOPLE OFFICER, WPP Right: WPP’s Paris campus. WPP ANNUAL REPORT 2025 19 STRATEGIC REPORT THE YEAR IN REVIEW

STRATEGIC REPORT

THE YEAR IN REVIEW

CLIENTS

● IN BRIEF:

2025 was a challenging year for WPP and some of our clients. Towards the end of the year we began to achieve renewed momentum, with a number of new business wins and retentions.

~1,700

clients[1]

21%

top 10 clients' share of revenue less pass-through costs (top 100: 50%)

1 Clients generating >£0.5 million of revenue per annum

CLIENT SATISFACTION

In 2025 clients rated us 8.2 out of 10 for satisfaction, while our client net promoter score rose almost four points to 34.9. Overall, clients view us positively for building strong client relationships, fuelling growth and mitigating risk. Despite these positive indicators, we experienced some large client losses during the same timeframe – including eBay, Ikea, Mars and Sky – partly due to competitive pressures, but also reflective of our underperformance in some areas. Combined with fewer new pitch opportunities, this meant our like-for-like revenue less pass-through costs declined 5.4%, with a slightly smaller decline of 4.1% for our top 25 clients.

However, we were encouraged by the new business momentum we saw towards the end of the year, as we retained key client assignments and gained new accounts. In August, Mastercard appointed WPP Media as its global shopper marketing and commerce partner, while in November Reckitt appointed WPP Media to manage its media planning and buying across 21 European markets for brands including Durex, Nurofen, Strepsils, Gaviscon, Veet, Dettol, Finish and Vanish.

And we ended the year with some significant wins, including a four-year contract for the UK government's media activities, and global creative and production duties for consumer healthcare leader Kenvue, for all brands except Neutrogena.

CLIENT ROSTER

Our client roster includes some of the world's most influential and recognised brands across all industry sectors: from consumer packaged goods and technology to healthcare & pharma and autos. We partner with businesses of all sizes, from global industry leaders to small and medium-sized enterprises, across all major regions including North and Latin America, Europe, Asia and more.

Our top 100 clients account for half of our revenue less pass-through costs. And beyond that we serve around 1,600 smaller, typically local or regional businesses.[1]

TOP TEN CLIENTS

amazon, Apple, BAT, The Coca-Cola Company, Colgate-Palmolive, Ford, Google, L'Oréal Groupe, Nestlé, Unilever

WPP ANNUAL REPORT 2025 20

STRATEGIC REPORT

WORK WITH IMPACT

We have a rich history of delivering commercially effective and award-winning work. In 2025 Dove and Ogilvy celebrated 20 years of the Real Beauty campaign, which has helped transform Dove from a simple soap brand into a $7.5 billion platform spanning seven categories. A strategy of consistent, multi-channel evolution drove real business results: Dove doubled in size within a decade and is now one of the world's top ten most powerful brands.

Super Bowl remains one of the world's greatest cultural and marketing moments: 2026 drew an estimated global audience of 125 million. This year, WPP Media secured high-profile commercial opportunities for major brands across consumer packaged goods, entertainment and tech including Danone, Novo Nordisk and Unilever. VML and WPP Media created Sweet Sandwich Time for Hellmann's starring Andy Samberg as Meal Diamond, who celebrated his love of sandwiches to the tune of a classic hit, while Ogilvy and WPP Media's spot for Dove, The Game is Ours, encouraged young women to embrace confidence, joy and love for sports even in the face of criticism.

We helped the Royal Navy transform its recruitment process with an AI-powered assistant that has handled over 578,000 questions, reducing live agent traffic by 76% and freeing up teams for complex conversations. In 2025 we built on this success with Atlas, a lifelike digital avatar trained with specialist knowledge to test the future of realistic conversational experiences.

CLIENT RECOGNITION

We are always proud when our clients receive recognition for their marketing achievements. During the year Vaseline Verified for Unilever was named Greatest TikTok of the Year at the TikTok UK Business Awards. Clients AXA, Dove and Vaseline were named the top three Creative Brands of the Year at 2025's Cannes Lions, while many other clients won top awards including adidas, Burger King, IKEA, Google, Mondelēz, Nestlé, Verizon and Wendy's. And thanks to Burson's PR campaign to launch BUBS Swedish candy in the US, BUBS was named one of *TIME*'s Best Inventions of 2025, while parent company Orkla Snacks was included in *TIME*'s 100 Most Influential Companies list.

8 out of 10

of the biggest advertisers in the world are our clients: Alphabet (Google), Amazon, L'Oréal, LVMH, Nestlé, P&G, Samsung and Unilever


Vaseline
Verified

Above: Unilever's Vaseline Verified by Ogilvy was awarded Greatest TikTok of the Year at TikTok UK Business Awards 2025.


The break chair
Have a break, have a

Above: Nestlé's The Break Chair by VML achieved a 9% lift in KitKat sales.

> We're focused on achieving excellence for our clients, listening carefully to their needs and empowering our people to truly lead with AI to produce the strategic, imaginative work that will drive client growth."

DEVIKA BULCHANDANI
CHIEF OPERATING OFFICER, WPP

THE YEAR IN REVIEW WPP ANNUAL REPORT 2025 21

STRATEGIC REPORT

THE YEAR IN REVIEW

WPP OPEN

● IN BRIEF:

We invested in key technology partnerships and accelerated our AI offering through WPP Open, establishing new models for marketing delivery and broadening our addressable market.

INVESTMENT IN AI

Our agentic marketing platform, WPP Open, powers WPP. It transforms our ways of working, breaks down internal silos, automates ordinary tasks and delivers faster, better creative work at scale, creating a streamlined, more efficient WPP.

We prioritised investment in WPP Open in 2025, helping drive innovation across the Company. In April we acquired data collaboration platform InfoSum, which now powers WPP Open's foundational data layer, Open Intelligence. In May we expanded our partnership with Vercel, leveraging Vercel's AI tool v0 to help teams create beautiful, high-performance online experiences without the need for coding experience.

In October we announced a five-year expansion of our partnership with Google. Together, we will develop new production workflows and features exclusive to WPP, helping our clients create customised, effective experiences for their customers ahead of the competition.

We also launched WPP Open Pro, a self-service version of WPP Open that will help brands of all sizes plan, create and publish campaigns independently.

And in January 2026 we launched Agent Hub, a global catalogue of AI agents within WPP Open designed and built by WPP knowledge experts, representing decades of expertise on topics including brand strategy and behavioural science. WPP teams can now use these agents to inform their work on a daily basis.

We also expanded our long-standing global partnership with Adobe in early 2026, bringing together Adobe's AI capabilities, content platforms and data orchestration with WPP's strategic insight, creativity and end-to-end transformation capabilities.

> We are investing in market-leading AI to power and expand WPP Open, the heart of our AI capabilities, driving efficiency, quality and client impact through innovation and creativity."

STEPHAN PRETORIUS
CHIEF TECHNOLOGY OFFICER, WPP

Watch WPP Open in action at wpp.com/en/open

Read more about our approach to AI and sustainability on page 35 and AI and data ethics on page 42


Analogies Agent
SUPER AGENT
VERIFIED
Sparks fresh thinking by finding parallel solutions to problems from the wider world.
Brand Analytics Agent
SUPER AGENT
Turns 30 years of brand value

WPP ANNUAL REPORT 2025 22

WPP OPEN PRO The newly launched WPP Open Pro is a self-service edition of WPP Open that empowers brands to plan, create and publish their marketing campaigns with more control than ever before. The launch was a strategic move to expand our addressable market and serve smaller companies and emerging brands who may not be in the market for the full-service offer we typically provide to large multinational clients. The launch of WPP Open Pro is a progressive step that will help us unlock new growth opportunities across the global advertising market.” LAUREN WETZEL GLOBAL PRESIDENT, DATA AND TECHNOLOGY SOLUTIONS, WPP WPP Open Intelligence acts as a super-smart assistant that analyses behaviour patterns across billions of signals, giving clients unique insights that help find new customers and run smarter ads.” ALEX STEER CHIEF DATA OFFICER, WPP MEDIA WPP OPEN INTELLIGENCE In June we launched WPP Open Intelligence, WPP Open’s foundational data layer. Powered by InfoSum, WPP Open Intelligence securely connects trillions of live data points from clients, partners and WPP in a privacy-first way. Clients can now access vastly greater quantities of high-quality consumer intelligence than traditional ID solutions can offer. ACQUISITION OF INFOSUM The technology driving WPP Open Intelligence is a result of our acquisition of InfoSum in April 2025. InfoSum’s patented cross-cloud collaboration technology makes it possible to connect data sources across the marketing ecosystem without moving or exposing data. WPP clients now also have access to InfoSum’s extensive global data network, representing hundreds of billions of data signals from media platforms including Channel 4, DIRECTV, ITV, Netflix, News Corp and Samsung Ads, as well as major retailers around the world. STRATEGIC PARTNERSHIPS Strategic partnerships are a core differentiator for our business. Rather than simply adopting third-party tools, we create new solutions alongside the world’s leading technology companies. That means we can bring the needs of our clients directly into the product development cycle, shaping the new technology that will help our clients grow. Our approach spans both the world’s major technology platforms and the latest emerging innovations, ensuring we combine the scale and reliability of established partners with the agility and breakthrough of next-generation technologies. We partner with many of the world’s leading tech companies, including Adobe, Amazon, Google, Meta, Microsoft and TikTok, and collaborate with a diverse range of emerging and specialist partners, including Universal Music Group, Vercel, Stability AI, Bria and Runway, giving us a wide range of new creative capabilities and business models. powered by WPP ANNUAL REPORT 2025 23 STRATEGIC REPORT THE YEAR IN REVIEW

STRATEGIC REPORT

KEY PERFORMANCE INDICATORS

FINANCIAL KPIs

These allow us to track the financial health of the Company, compare our actual performance to our financial guidance for investors, and benchmark ourselves against our peers.

In 2025 our financial performance was adversely affected by client assignment losses outpacing new business wins, combined with existing clients cutting marketing spending in a more uncertain economic environment.

NEW KPIs

This year we reviewed our key performance indicators and made the following changes. We added:

- Like-for-like revenue less pass-through costs growth for our top 25 clients
- Revenue per employee
- Adjusted operating cashflow before working capital

We removed:

- Digital billings as % of media billings
- Net new business billings
- Adjusted operating cashflow conversion

KPI	WHAT IT IS AND WHY WE TRACK IT	PERFORMANCE
Like-for-like revenue less pass-through costs growth[1] (%) **2025** -5.4 2024 -1.0 2023 +0.9	This is the main measure of our strategic goal to drive growth. Like-for-like revenue growth excludes the impact of foreign currency and acquisitions, while pass-through costs comprise third-party fees which are charged directly to clients.	Our top-line performance was impacted by a lower level of net new business as client assignment losses outpaced wins, together with client spending cuts. However, we regained new business momentum towards the end of the year, with several new assignments including Kenvue and the UK government.
Like-for-like revenue less pass-through costs growth versus competitors[2] (%) **2025** -5.8 2024 -2.1 2023 -0.5	This measures our performance relative to our key competitors – Dentsu, Havas, IPG and Omnicom (which merged with IPG in 2025) and Publicis. This provides investors and other stakeholders with a clear metric to make direct comparisons.	In 2025, our growth rate was below the average of our peers, reflecting a lower level of net new business in a competitive environment.
Like-for-like revenue less pass-through costs growth for our top 25 clients (%) **2025** -4.1 2024 +2.0 2023 +5.7	Our top 25 clients include some of the largest advertisers in the world and represent around 32% of our revenue less pass-through costs, making them an important driver of our overall growth.	Spending by our largest clients was mixed in 2025, with some increasing spending but the majority cutting back in light of increased macroeconomic uncertainty.
Revenue per employee (£) **2025** 131,000 2024 132,000 2023 129,000	This is an indicator of our operational efficiency, calculated by dividing total revenue by the average number of full-time employees during the period.	We continued to adjust our headcount in line with the decline in revenue through our strategic actions and other cost initiatives, maintaining a broadly stable ratio of revenue to people.
Headline operating profit margin[1] (%) **2025** 13.0 2024 15.0 2023 14.8	This is a key indicator of our profitability. It comprises profit on trading activities, excluding certain one-off or exceptional items because their size and nature mask the true underlying performance year-on-year. This is also a primary driver of ROIC, which is a key input in Directors' remuneration.[3]	Our headline operating margin fell, reflecting top-line pressure and higher severance costs, particularly at WPP Media, which more than offset the savings from our cost-cutting initiatives.
Adjusted operating cash flow before working capital (£bn) **2025** 1.2 2024 1.3 2023 1.5	This is a key measure of cash generated from our main business activities for financing and taxation requirements and to support our capital allocation policy. It excludes movements in working capital, reflecting the potential for volatility in the year-end working capital position.[3]	The main driver of the lower cash inflow was the decrease in headline operating profit. Working capital was an outflow of £334 million, driven by the temporary impact of reduced staff incentives, adverse foreign exchange rate movements and business mix.

1 Reconciliations from reported revenue-to-revenue less pass-through costs and subsequently like-for-like revenue less pass-through costs, and from reported profit before tax to headline operating profit margin, are included on page 180. For a full description, see Glossary on pages 187-189

2 The peer average includes WPP. Competitor data sourced from publicly disclosed results. Prior periods have been restated to reflect Omnicom data which is now estimated from its reported disclosure of revenue, third-party costs and foreign exchange movements

3 For a full description, see Glossary on pages 187-189

WPP ANNUAL REPORT 2025 24

STRATEGIC REPORT

For a discussion of the financial and non-financial indicators considered in assessment of the performance-linked elements of compensation outcomes for the Short-term Incentive Plan and the Executive Performance Share Plan, see the Compensation Committee Report on page 93.

NON-FINANCIAL KPIs

Our non-financial KPIs measure progress on a range of operational metrics, covering our capabilities, our people, our clients and the environment.

During the year we made good progress on all these metrics.

KPI	WHAT IT IS AND WHY WE TRACK IT	PERFORMANCE
WPP Open monthly active users 2025: 71,000 2024: 33,000 2023: 10,000	WPP Open is our agentic marketing platform. Internal adoption is a key metric as it empowers our teams to deliver better work, faster, supercharging our marketing capabilities and creative output.	WPP Open is increasingly embedded into how we work, with 71,000 staff now using the platform regularly, equivalent to around 90% of client-facing staff, compared to 33% a year ago.
Proportion of women in executive leadership roles[1] (%) 2025◎: Female 42, Male 58 2024: Female 42, Male 58 2023: Female 41, Male 59	A workforce that reflects society, and the consumers our clients want to reach, helps us do the best work and is good for business. We aim to achieve gender parity at Board and all other levels.	The proportion of women in executive leadership roles (including the Board) remained at 42%◎. At the senior manager level 55% are women (2024: 54%). The composition of the Board and Executive Committee by gender is shown on page 83.
Employees in shared campuses[2] 2025: 73,000 2024: 68,000 2023: 60,000	Campuses bring our agencies together to make collaboration easy and give clients access to the breadth and depth of our talent in one location. They also replace our historical footprint of smaller offices with larger, modern units, lowering our environmental footprint.	We now have 49 campuses across the globe, which can accommodate 73,000 people. Alongside the official opening of our third London campus, we opened two new campuses in São Paulo in Brazil for 4,000 people and Sydney in Australia for 950.
Client satisfaction score (out of 10) 2025: 8.2 2024: 8.1 2023: 8.0	This measures how satisfied our clients are with our services, which is a key driver of our revenue.	During 2025, clients rated us 8.2 out of 10 for satisfaction, a record high, while our client net promoter score, which measures customer loyalty, increased to 34.9 points. Clients view us positively for building strong client relationships, fuelling growth and mitigating risk.
Carbon emissions per person from our owned operations (tCO_2e, Scope 1 and 2) 2025: 0.10 2024: 0.15[3] 2023: 0.19	We measure carbon emissions per employee, as headcount is closely linked to levels of business activity, and this allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline.	Carbon emissions per employee fell 37% compared with 2024, and by 88% since our 2019 baseline.
Share of electricity purchased from renewable sources[4] (%) 2025: 100◎ 2024: 93 2023: 88	To support our carbon-reduction targets we are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity to accelerate change towards zero-carbon grids at scale.	We purchased 100%◎ of our electricity from renewable sources, meeting our target of 100% by 2025 on schedule.

1 In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the Board and executive leadership population (see WPP Sustainability Reporting Criteria 2025)
2 Defined as employees and freelancers in campuses
3 2024 business air travel and heat and steam restated (see page 49)
4 Exclusions applied to our target boundary for the first time in line with RE100 criteria (see page 49)
◎ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. For PwC's 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025

KEY PERFORMANCE INDICATORS WPP ANNUAL REPORT 2025 25

FINANCIAL REVIEW FINANCIAL HIGHLIGHTS -5.4% like-for-like revenue less pass-through costs growth (2024: -1.0%) 13.0% headline operating margin (2024: 15.0%) £1.2bn adjusted operating cash flow before working capital (2024: £1.3bn) £13.6bn revenue (2024: £14.7bn) REVIEW OF RESULTS Reported revenue was down 8.1% at £13.6 billion. Reported revenue on a like- for-like basis was down 3.6% compared with last year. This excludes the impact of foreign currency and acquisitions and disposals. Net changes from acquisitions and disposals had a negative impact of -2.7% and foreign exchange had a negative impact of -1.8% on growth. Revenue less pass-through costs was down 10.4% reported, and down 5.4% on a like- for-like basis. The negative impact of net changes from acquisitions and disposals was -3.3% and from foreign currency -1.7%. PROFITABILITY Reported profit before tax was £131 million, compared to £1,031 million in the prior year, with the decrease primarily due to the lower year-on-year revenue and higher goodwill impairment charges and property impairment charges. The prior year also included higher gains on disposals of investments and subsidiaries, predominantly related to the disposal of FGS Global. Reported loss after tax was £172 million, compared to £629 million profit in the prior year. Reported operating profit was £382 million (2024: £1,325 million) at a reported operating profit margin of 2.8% (2024: 9.0%) with the decrease due to lower revenue and higher total adjusting items of £939 million (2024: £382 million), slightly offset by a decrease of total headline operating costs. Total headline operating costs were down 8.3%, to £8,855 million (2024: £9,652 million). Headline operating profit was £1,321 million (2024: £1,707 million) at a headline operating profit margin of 13.0% (2024: 15.0%), 2.0 percentage points lower than prior year and 1.8 points lower like-for-like. This year-on- year decline reflects lower revenue less pass-through costs and increased severance activity compared to the prior year, in particular at WPP Media, partially offset by lower staff incentives. Staff costs of £7,083 million were down 8.7% compared to the prior year (2024: £7,761 million), reflecting lower headcount as a result of the actions we have taken to mitigate the top-line decline this year. This has offset wage inflation and higher severance costs of £141 million (2024: £61 million). Staff incentives of £181 million were down 50.1% compared to the prior year (2024: £363 million) due to business performance against annual incentive targets and the disposal of FGS Global. The average number of people in the Group in 2025 was 103,277 compared to 111,281 in 2024. The total number of people as at 31 December 2025 was 98,655 compared to 108,044 as at 31 December 2024. Establishment costs of £420 million were down 11.0% compared to the prior year (2024: £472 million) driven by benefits from the ongoing campus programme and consolidation of leases, the benefit from the FGS disposal in 2024 and a favourable FX impact. Technology spend of £642 million (2024: £684 million) was down 6.1%, reflecting our ongoing focus on driving efficiencies to mitigate inflation, offset by our continuing investment in WPP Open, AI and data. Personal costs of £177 million (2024: £209 million) were down 15.3% driven by savings in travel and entertainment, while other operating expenses of £533 million (2024: £526 million) slightly increased by 1.3% due to cost inflation, slightly offset by efficiency savings. Headline EBITDA (including IFRS 16 depreciation) for the year was down 20.2% to £1,545 million. ADJUSTING ITEMS The Group incurred £939 million of adjusting items in 2025, mainly relating to goodwill impairment charges of £641 million (2024: £237 million), primarily relating to Ogilvy and AKQA, property impairments of £114 million (2024: £3 million), amortisation and impairment of acquired intangible assets of £61 million (2024: £93 million) and restructuring and transformation costs of £68 million (2024: £251 million). The prior year included gains on disposals of investments and subsidiaries of £322 million, predominantly related to the disposal of FGS Global. The restructuring and transformation costs of £68 million (2024: £251 million) represent a decrease of £183 million from the prior year, consistent with the expected ramp down of historical transformation programmes. This Strategic Report includes figures and ratios that are not readily available from the Financial Statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown on pages 180-183 and are defined in the Glossary on page 187 WPP ANNUAL REPORT 2025 26 STRATEGIC REPORT

REVENUE LESS PASS-THROUGH COSTS GROWTH VERSUS 2024 (%) EARNINGS Losses attributable to shareholders were £215 million, compared to a profit of £542 million in the prior year, reflecting the same factors as operating profitability and a higher effective tax rate, slightly offset by a decrease in non-controlling interests and net finance costs. Reported diluted earnings per share was (20.0)p (2024: 49.4p), a decrease of 140.5% due to a net loss in 2025 compared to net income in 2024. Headline diluted earnings per share was 63.2p (2024: 88.3p), a decrease of 28.4%, predominantly due to lower headline operating profit and same factors as above. DIVIDEND The Board is proposing a final dividend for 2025 of 7.5p per share, which together with the interim dividend paid in November 2025 gives a full-year dividend of 15.0p per share. The record date for the final dividend is 5 June 2026, and the dividend will be payable on 3 July 2026. The dividend has been reduced, balancing consistent returns to shareholders with investment for growth. FINANCE COSTS Reported net finance costs were £290 million (2024: £330 million), including net charges of £16 million (2024: £50 million) relating to the revaluation and retranslation of financial instruments. Headline net finance costs of £274 million were down 2.1% compared to the prior year (2024: £280 million), primarily due to lower average adjusted net debt and lower interest rates in 2025 compared to 2024. TAX The reported effective tax rate was 231.3% (2024: 39.0%) and the headline effective tax rate (based on headline profit before tax) was 32.0% (2024: 28.0%). The higher year-on-year headline tax rate resulted from the effect of lower headline profit before tax in 2025 on fixed elements of our headline tax charge compared to prior year. The reported effective tax rate is higher than the headline effective tax rate due to non-deductible goodwill charges. CASH FLOW HIGHLIGHTS Reported net cash inflow from operating activities decreased to £724 million (2024: £1,408 million inflow) due to a reported operating profit decline and a large working capital outflow compared to an inflow in 2024. Working capital was an outflow of £334 million compared with an inflow of £117 million in the prior year, partly due to the impact of lower staff incentives. Adjusted operating cash outflow before working capital was £1,189 million (2024: £1,343 million). The main driver of the lower cash inflow was the decrease in headline operating profit, partially offset by lower non-headline cash items, capital expenditure and lease repayments. Included within non-headline cash items is £82 million of cash restructuring costs (2024: £275 million). Adjusted free cash flow was £202 million (2024: £738 million), lower than prior year due to a decrease in adjusted operating cash flow and higher cash taxes, partially offset by lower contingent consideration liability payments, net interest and dividends to minorities/from associates. Adjusted net cash outflow was £363 million, compared to an adjusted net cash inflow in the prior year (2024: £745 million inflow), primarily due to higher disposal proceeds, predominantly from the FGS Global disposal in 2024, partially offset by lower dividends paid. Like-for-like Reported Acquisitions FX -10.4 -1.7 -3.3 -5.4 Financial Review WPP ANNUAL REPORT 2025 27 STRATEGIC REPORT

STRATEGIC REPORT

BUSINESS SECTOR REVIEW

Global Integrated Agencies

WPP Media saw a decline in like-for-like revenue less pass-through costs of 5.9% in 2025 (2024: +2.7%) which was a result of client assignment losses, cuts to client spending and one-off factors during the year. Other Global Integrated Agencies declined 5.6% (2024: -3.9%) year-on-year as a result of lower overall client spending, particularly at Ogilvy which declined high-single digits in the year. There was also continuing pressure on project-based work which weighed on all our agencies.

Public Relations

In 2025, Public Relations saw a decline in like-for-like revenue less pass-through costs of 6.0% (2024: -1.7%) as Burson faced a challenging environment for client discretionary spending, in particular in Europe. We are encouraged by an improving trend in Q4 and continued new business momentum with positive growth in the US in Q4. Reported revenue less pass-through costs continues to be impacted by the disposal of FGS Global which completed in Q4 2024.

Specialist Agencies

CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly at double-digit like-for-like revenue less pass-through costs growth in the year. Meanwhile, Landor and Design Bridge and Partners continued to grow, supported by spend from existing clients. Pressure remains on the longer tail of activities within the segment, and overall Specialist Agencies LFL growth declined 0.7% in 2025 (2024: -2.3%).

REVENUE ANALYSIS[1]

£ million	2025	2024	+/(-) % reported	+/(-) % LFL[2]
Global Integrated Agencies	11,956	12,661	(5.6)	(3.7)
Public Relations	705	1,156	(39.0)	(6.7)
Specialist Agencies	889	924	(3.8)	1.0

REVENUE LESS PASS-THROUGH COSTS ANALYSIS[1]

£ million	2025	2024	+/(-) % reported	+/(-) % LFL[2]
Global Integrated Agencies	8,740	9,452	(7.5)	(5.7)
Public Relations	667	1,089	(38.8)	(6.0)
Specialist Agencies	769	818	(6.0)	(0.7)

HEADLINE OPERATING PROFIT ANALYSIS[1]

£ million	2025	% margin[3]	2024	% margin[3]
Global Integrated Agencies	1,165	13.3	1,491	15.8
Public Relations	102	15.3	166	15.2
Specialist Agencies	54	7.0	50	6.1

Notes

1 During 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies. Prior year figures have been restated to reflect the reallocation

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions, disposals and other adjustments

3 Headline operating profit as a percentage of revenue less pass-through costs

At 31 December 2025, financial information was reported within our three reportable segments, Global Integrated Agencies, Public Relations and Specialist Agencies, which reflected the way in which performance was reviewed and resources were allocated in 2025. Segmental information presented above in the Business Sector Review is based on the segment structure as at 31 December 2025.

In February 2026, the Group announced an update to its structure into four operating units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative. These changes require a reassessment of the Group's operating and reportable segments. Discrete financial information is not yet readily available for all four operating units at the date of the publication of this report. Any supplemental revenue data on a standalone operating unit basis will be provided as appropriate.

LIKE-FOR-LIKE REVENUE LESS PASS-THROUGH COSTS GROWTH BY BUSINESS VERSUS 2024

(%)


Global Integrated Agencies
-5.7
Public Relations
-6.0
Specialist Agencies
-0.7
Total
-5.4

FINANCIAL REVIEW
WPP ANNUAL REPORT 2025
28

STRATEGIC REPORT

REGIONAL REVIEW

North America revenue less pass-through costs declined 4.6% like-for-like in 2025 (2024: -0.7%), driven by an anticipated further sequential deterioration in Q4. This was mostly due to H1 client account losses at WPP Media weighing on like-for-like revenue less pass-through costs. In addition to this, there were client spending cuts, in particular at Ogilvy and AKQA, with pressure centred on CPG and government and a decline in spend in tech & digital services.

United Kingdom like-for-like revenue less pass-through costs declined 7.6% in 2025 (2024: -2.7%) due to the continuing impact of client assignment losses amplified by spending cuts. Pressure was centred on WPP Media and VML, offsetting an improving trend at AKQA.

Western Continental Europe saw a decline in like-for-like revenue less pass-through costs of 4.7% in 2025 (2024: +1.7%). Spain declined year-on-year but grew in Q4, while declines in Germany persisted during the year, driven mostly by pressure on Ogilvy and VML.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe declined in 2025, mostly driven by Asia Pacific. India is a relative outperformer, growing in 2025 on new business momentum, in particular at WPP Media. This was offset by a decline in China on the continued impact of client assignment losses and persistent macroeconomic pressures. There were declines in Latin America but relative stability in Africa & Middle East and growth in Central & Eastern Europe.

REVENUE ANALYSIS

£ million	2025	2024	+/(-) % reported	+/(-) % LFL[1]
N. America	4,966	5,567	(10.8)	(3.4)
United Kingdom	2,055	2,185	(5.9)	(7.6)
W. Cont. Europe	2,891	3,013	(4.0)	(0.1)
AP, LA, AME, CEE[2]	3,638	3,976	(8.5)	(4.0)

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2025	2024	+/(-) % reported	+/(-) % LFL[1]
N. America	3,837	4.394	(12.7)	(4.6)
United Kingdom	1,503	1,588	(5.4)	(7.6)
W. Cont. Europe	2,143	2,375	(9.8)	(4.7)
AP, LA, AME, CEE[2]	2,693	3,002	(10.3)	(5.9)

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2025	% margin[3]	2024	% margin[3]
N. America	663	17.3	825	18.8
United Kingdom	164	10.9	237	14.9
W. Cont. Europe	212	9.9	259	10.9
AP, LA, AME, CEE[2]	282	10.5	386	12.9

Notes

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals and other adjustments

2 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

3 Headline operating profit as a percentage of revenue less pass-through costs

At 31 December 2025, financial information was reported within our four regions, North America, United Kingdom, Western Continental Europe and Rest of World (AP, LA, AME, CEE) which reflected the way our regions were disclosed as at 31 December 2025.

In February 2026, the Group announced an update to its structure to operate across the following four regions, North America, Latin America, EMEA and APAC. Our financial information within the regional review will be presented across these four regions going forward.

LIKE-FOR-LIKE REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION VERSUS 2024

(%)


North America
-4.6
United Kingdom
-7.6
Western Continental Europe
-4.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
-5.9
Total
-5.4

FINANCIAL REVIEW WPP ANNUAL REPORT 2025 29

BALANCE SHEET HIGHLIGHTS Non-current assets of £10,905 million decreased by £943 million (31 December 2024: £11,848 million), primarily driven by lower goodwill due to impairment charges of £641 million and lower property, plant and equipment due to property impairments of £114 million recognised in the year. The remainder of the decrease primarily relates to depreciation, amortisation and foreign exchange. Current assets of £13,170 million decreased by £491 million (31 December 2024: £13,661 million). The decrease is principally driven by lower trade and other receivables, which reduced by £443 million. Current liabilities of £14,835 million decreased by £681 million (31 December 2024: £15,516 million). The decrease primarily relates to trade and other payables which decreased by £807 million and corporate income tax payable which decreased by £112 million, partially offset by a net increase in current borrowings of £238 million. The increase in current borrowings is due to the €750 million of 2.25% bonds maturing in September 2026 becoming current, mostly offset by the repayment of €500 million of 1.375% bonds. The decrease in corporate income tax payable is due to the lower tax charge compared to prior year. The decrease in both current trade and other receivables and trade and other payables is primarily due to client activity and timing of payments. Non-current liabilities of £6,468 million increased by £209 million (31 December 2024: £6,259 million). The increase is primarily due to the issuance of €1,000 million of 3.625% bonds, offset by the €750 million of 2.25% bonds becoming current in the year. Recognised within total equity, other comprehensive loss of £220 million (2024: £62 million loss) includes a £205 million loss (2024: £72 million loss) for foreign exchange differences on translation of foreign operations, a £58 million loss (2024: £58 million gain) for cash flow hedge amounts reclassified to profit or loss and a £54 million decline (2024: £7 million) in the fair value of equity investments, partially offset by a £68 million gain (2024: £3 million loss) on the Group’s net investment hedges. ADJUSTED NET DEBT As at 31 December 2025, the Group had cash and cash equivalents of £2,694 million (31 December 2024: £2,638 million) and borrowings of £4,861 million (31 December 2024: £4,380 million). The Group has current liquidity of £4,384 million (31 December 2024: £4,464 million), comprising of cash and cash equivalents, bank overdrafts and undrawn credit facilities. As at 31 December 2025, adjusted net debt was £2,167 million (31 December 2024: £1,742 million), up £425 million. Average adjusted net debt in 2025 was £3,404 million, compared to £3,506 million in 2024. The average adjusted net debt to headline EBITDA ratio in the 12 months ended 31 December 2025 was 2.2x (12 months ended 31 December 2024: 1.8x). The Group has a five-year Revolving Credit Facility of $2.5 billion which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025. In March 2025, we repaid €500 million of 1.375% bonds which matured and in December 2025, we issued €1,000 million of 3.625% bonds, maturing 2031, in a successful bond raising which was oversubscribed. As at 31 December 2025, our bond portfolio had an average maturity of 5.8 years (31 December 2024: 6.3 years) and a weighted average coupon rate of 3.5% (31 December 2024: 3.5%). OUTLOOK Our guidance for 2026 is as follows: – Like-for-like revenue less pass-through costs expected to decline mid to high-single digits in the first half of 2026 with an improving trajectory in the second half – Headline operating margin expected to be 12% to 13% – Adjusted operating cash flow before working capital of £800 million to £900 million Other 2026 modelling assumptions: – Mergers and acquisitions will not significantly impact revenue less pass-through costs – FX impact: current rates (at 27 January 2026, with USD/GBP rate of 1.38) imply a c.1.6% drag on FY 2026 revenue less pass-through costs In keeping with our revenue less pass-throughs costs and headline operating margin guidance, we now expect the following: – Headline earnings from associates of around £30 million – Non-controlling interests of around £45 million – Headline net finance costs of around £290 million – Headline effective tax rate between 33% to 34% The following items impact adjusted operating cash flow before working capital: – Capital expenditure broadly flat year-on-year at around £190 million – Total cash restructuring costs of around £250 million, consisting of c.£190 million from Elevate28, our recently announced strategic plan, and c.£60 million from historical programmes For more information on our Elevate28 strategy see page 10 (3,404)(3,506)(3,621) AVERAGE ADJUSTED NET DEBT (£M) 202520242023 WPP ANNUAL REPORT 2025 30 STRATEGIC REPORT FINANCIAL REVIEW

STRATEGIC REPORT

OUR APPROACH TO SUSTAINABILITY

We combine creativity with our global scale to progress sustainability in our own business, for our clients and across our industry.

ASSESSING MATERIALITY

We use a materiality process to ensure our sustainability strategy, investments and reporting focus on the topics of greatest importance and relevance to our business and stakeholders.

Our double materiality approach assesses ESG factors through an 'outside-in' lens (potential to affect our financial performance) and an 'inside-out' lens (our potential impact on society and the environment). The table (right) sets out the topics identified as material for WPP. These inform our ESG approach, focusing activity on the areas of greatest importance and relevance to our business and stakeholders. As materiality is dynamic, we monitor and adjust as needed. No changes were identified in 2025. In 2026, we will review our double materiality assessment against our evolved corporate strategy.

MATERIAL ESG TOPICS	Financial	Impact
Corporate culture and business ethics (Social, pages 37-38; Policies, procedures and culture, pages 51-53)		✓
Fraud, corruption and bribery (Policies, procedures and culture, pages 51-53)	✓	✓
Data privacy and security (AI and data governance, page 42)	✓	✓
Equal treatment and opportunities for all employees (Social, pages 37-38)		✓
Operational greenhouse gas emissions (Environment, pages 33-36)		✓
Regulatory compliance (Policies, procedures and culture, pages 51-53)	✓	✓
Responsible AI and technology use (AI and data governance, page 42)		✓
Responsible marketing and communications (Social, pages 37-38)		✓
Social and environmental impact of our client work (Social, pages 37-38)		✓
Supply chain greenhouse gas emissions (Environment, pages 33-36)		✓
Talent attraction, retention and development (Social, pages 37-38)		✓

Financial: Indicates where a topic is material from a financial perspective

Impact: Indicates where a topic is material from an impact perspective

NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT

This section outlines where to find details on the disclosure requirements under sections 414CA and 414CB of the Companies Act 2006, as amended by the Climate-related Financial Disclosure Regulations 2022. WPP's TCFD disclosure is consistent with nine of the 11 TCFD requirements, and partially consistent with two (see TCFD Statement from page 43 for further details). We have provided quantified progress against selected categories of Scope 3 emissions (see 'Environment' from page 33) where we have sufficiently robust and reliable data. With no financially material climate risk identified, we believe our TCFD disclosures sufficiently explain our approach; relevant information is referenced in our TCFD statement from page 43.

	WPP POLICIES AND GUIDANCE	RELEVANT PRINCIPAL RISK
Environmental matters	– Environment (pages 33-36) – TCFD statement (pages 43-48)	ESG including regulatory and reporting
Employees	– People (pages 18-19) – Social (pages 37-38)	People, culture and succession
Social matters	– Social (pages 37-38)	N/A
Human rights	– Human rights (page 41)	N/A
Anti-bribery and corruption	– Policies, procedures and culture (pages 51-53)	Regulatory

ADDITIONAL SUSTAINABILITY DISCLOSURES

Find further information about our sustainability strategy at wpp.com/sustainabilityreport2025, including:

WPP Sustainability Reporting Criteria 2025
The basis of preparation for metrics subject to independent limited assurance

ESG Data Book 2025
A summary of 2025 non-financial metrics, including environmental and social metrics and data on non-material ESG topics

Reporting Standards Index
A summary of the locations of disclosure related to sustainability reporting frameworks

Double Materiality Supplement
Further information on our approach to assessing double materiality

WPP ANNUAL REPORT 2025 31

STRATEGIC REPORT

SUSTAINABILITY AND OUR STRATEGY

By embedding sustainability across the business we can earn trust and deliver growth for our people, clients and partners.

● IN BRIEF:

Built on transparency and integrity, our sustainability approach empowers our people, clients and partners to navigate complex change, capture new opportunities and drive growth, even in times of disruption.

SUPPORTING WPP'S STRATEGIC OBJECTIVES:

1. Deliver superior growth for clients
2. Become a simpler, integrated company
3. Unlock the advantage of WPP Open
4. Create firm financial foundations for the future

HOW OUR SUSTAINABILITY STRATEGY HELPS US EARN TRUST AND DELIVER GROWTH

	EARN TRUST	DELIVER GROWTH	DRIVE IMPACT
PEOPLE 1 2 3 4	Build a culture where everyone is treated with dignity and respect Ensure an inclusive working environment for all Build energy-efficient campuses that make a positive contribution to local communities	Grow future skills and knowledge	- 196,000+ Future Readiness Academies lessons completed by 47,000+ unique users to date - 42%◎ of executive leaders[1] and 55% of senior managers are women (2024: 42% and 54%) - Nearly 40,000 people participated in our People Pulse, our new employee engagement survey
CLIENTS 1 2 3 4	Ensure fairness and high standards across our work, including AI, privacy and data ethics Reduce Scope 1 and 2 emissions by 84% by 2025 and Scope 3 emissions by 50% by 2030[2]	Support our clients as they deliver their emissions reduction and wider sustainability goals	- 89% absolute reduction in tCO_2e emissions (Scope 1 and 2) since 2019, exceeding our science-based target - 17% reduction in media emissions since 2019 - 82% of top 50 clients have set or committed to set science-based carbon reduction targets (2024: 82%) - 71,000 WPP Open monthly active users (2024: 33,000)
PARTNERS 1 2 3 4	Ensure our sustainability commitments and principles are upheld across our value chain	Drive positive impact through our work, external partnerships and initiatives	- 52% of our carbon-strategic suppliers have set science-based carbon reduction targets - £28.9 million total social contribution, including cash donations, pro bono work and free media space (2024: £26.9 million)

We have achieved our first near-term carbon reduction target. In 2026 we will update our carbon commitments, introducing long-term commitments for the first time, and review our sustainability strategy to ensure it continues to support our broader corporate strategy.

1 In line with the FTSE Women Leaders Review, the independent, business-led framework supported by the UK government. Executive leadership roles are defined as the Board and executive leadership population (see WPP Sustainability Reporting Criteria 2025)

2 Against a 2019 baseline

◎ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. For PwC's 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025

SUSTAINABILITY WPP ANNUAL REPORT 2025 32

ENVIRONMENT OUR CLIMATE STRATEGY We continue to focus on reducing carbon emissions in line with the Paris Agreement’s goal of limiting global warming to 1.5°C.  89% reduction in absolute Scope 1 and 2 emissions since our 2019 baseline, exceeding our 2025 target of 84%, and a 42% reduction year-on-year 100%   electricity purchased from renewable sources for the first time, in line with RE1001 In 2026 we will update our Scope 1, 2 and 3 carbon reduction targets, introducing long-term commitments, consistent with the Science Based Target initiative’s (SBTi) Corporate Net Zero Standard. NEAR-TERM TARGETS: – ACHIEVED: 84% absolute Scope 1 and 2 emissions reduction by 20252 – IN PROGRESS: 50% absolute Scope 3 emissions reduction (including emissions from media buying and production) by 20302 Targets verified by the SBTi. We are implementing detailed, executive- sponsored emissions reduction strategies across our five delivery streams: workspaces, enterprise technology, procurement, media and production. Our Net Zero Leadership Group, which brings these sponsors together, oversees progress. REDUCING SCOPE 1 AND 2 EMISSIONS We’ve exceeded our target to reduce absolute Scope 1 and 2 carbon emissions by 84% from a 2019 baseline, driven by: – 100%  1 electricity purchased from renewable sources in line with RE100 (2024: 93%) – 74% centrally leased company cars now electric or hybrid (2024: 63%) – Improved energy efficiency through our campus programme, moving our people into fewer, more efficient buildings With such a substantial reduction in our Scope 1 and 2 emissions, the composition of our footprint will change. For example, the refrigerant gases used to cool our buildings – immaterial in 2021 when we set our 2025 reduction target – have become material based on our initial assessment and will be included in our updated Scope 1 emissions total, to be disclosed later in 2026. REDUCING SCOPE 3 EMISSIONS Our supply chain makes up the overwhelming majority of our total emissions. So, engaging our vendors is critical in reducing emissions. We are improving how we measure emissions in our supply chain so we can focus our efforts where they will have most impact, for example by centralising data sources, enhancing modelling techniques and automating data feeds. In 2025 we engaged Watershed, an enterprise sustainability platform, to continue to strengthen emissions data quality and coverage. In 2026 we will update our Scope 3 emissions total and baseline to reflect these improvements and the evolution of our operating model. IN BRIEF: This section sets out how we are decarbonising our business and supply chain while supporting our clients’ carbon reduction efforts. ENVIRONMENT SPOTLIGHT: WPP CAMPUSES Our campus strategy focuses on repurposing old, iconic buildings, reusing as much of the original structure and fittings as we can to retain embodied carbon and limit impact. At One Southwark Bridge (above), our newest London office, we retained almost 75% of the original structure, saving around 60% of the embodied carbon compared with demolishing and rebuilding. The building achieved BREEAM Outstanding certification (awarded to around 1% of certified new construction projects) in recognition of the highly sustainable design, cutting-edge technologies and innovative practices that minimise environmental impact and waste while promoting biodiversity. 1 Exclusions applied to our target boundary for the first time in line with RE100 criteria (see page 49) 2 Against a 2019 baseline Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended Our supply chain emissions are concentrated across a small number of suppliers and media vendors: – Our top 50 media vendors account for around two-thirds of media spend – Half (52%) of our carbon-strategic suppliers have set science-based carbon reduction targets Where we are able to gather detailed vendor-level data, we have seen emissions reductions track with our 2030 carbon reduction target. For example: – Air travel: emissions decreased by 60% compared to 2019 – Media buying: 17% emissions reduction since 2019 A priority for 2026 is to increase the proportion of granular supplier-level data across all emissions categories, using our new Watershed tool. 31 December 2025. For PwC’s 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025. A targeted approach to emissions reduction. WPP ANNUAL REPORT 2025 33 STRATEGIC REPORT SUSTAINABILITY

SUPPORTING CLIENTS’ EMISSIONS REDUCTION 4 in 5 of our 50 largest clients have set, or are committed to setting, science-based carbon reduction targets Clients look to us to help them find and scale solutions as they reduce their emissions and respond to the impacts of climate change. In response, we continue to create innovative campaigns that help clients deliver on their own commitments, access new consumer markets and respond to evolving consumer and stakeholder expectations. Our Green Claims Guide and training, which is available to all employees through our Sustainability Academy, and to clients in potentially high-risk sectors, provides principles and practical tips for making effective green claims that are not misleading in any way (see page 38). OFFSETTING The first step to limiting emissions is to reduce our total footprint as far as possible. In 2026, we aim to set our first long-term emissions reduction target and update our net zero commitment, consistent with the SBTi Corporate Net Zero Standard. Our Environment Policy sets out how we manage the cost and quality of the carbon credits we buy to offset emissions we cannot avoid.   Read our Environment Policy at wpp.com/sustainabilitypolicies SCOPE 3 EMISSIONS REDUCTION IN 2025 PROCUREMENT – The products and services we procure to support our day-to-day operations (indirect procurement) generate 13% of our 2019 baseline Scope 3 footprint – We have assessed the maturity of our 64 carbon-strategic suppliers’ emissions reduction plans and launched an outreach and engagement plan to encourage adoption of renewable energy use and carbon reduction targets – Our supply chain engagement programme was awarded an A- rating in CDP's Supplier Engagement Assessment, which recognises leadership and best practice 52% of carbon-strategic suppliers have set science-based carbon reduction targets ENTERPRISE TECHNOLOGY – The technology we use, from data centres to laptops, generates 6% of our 2019 baseline Scope 3 footprint – We are replacing older, less efficient hardware with more modern, agile, demand-led cloud-based solutions, reducing the carbon intensity of day-to-day processes. In 2025 we decommissioned 1,100+ servers from our on-premise estate 1,100+ on-premise servers decommissioned in 2025 MEDIA – Emissions from media buying generate 54% of our 2019 baseline Scope 3 carbon footprint – We were the first among our peers to include emissions associated with media placement (more than half our supply chain emissions) in our science-based reduction targets – We continue to explore new ways to estimate, optimise and reduce emissions (see Capability Spotlight below) 17% reduction in media emissions since 2019, driven by the progress of our top 20 media vendors PRODUCTION – Emissions generated by filming ads and producing content on behalf of clients account for 14% of our 2019 baseline Scope 3 carbon footprint – Unlocking agility and efficiency: WPP Production consolidates our production resources to connect talent and enhance operational efficiency across all markets – Innovating the future of content: We leverage cutting-edge technologies – including advanced AI, virtual production and sustainable practices – to generate premium content more efficiently and at scale, allowing clients to talk to every audience, in every channel, at every moment – Our production playbook helps guide decision-making before, during and after shoots, directing teams to the right technology and approach to create the desired client requirements with the lowest carbon footprint – Our suite of production tools, housed within WPP Open, empowers creative teams to streamline and automate the creation of text, images and video. Sophisticated AI-driven tools support the reuse of existing assets over new origination, further reducing our environmental impact 80%+ average reduction in CO2e in AI-enabled vs traditional shoots1 CAPABILITY SPOTLIGHT: GREEN MEDIA PLANNING 19% EMISSIONS SAVINGS (VS STANDARD DIGITAL DELIVERY) EssenceMediacom and the world's most visited job site, Indeed, set out to tackle a challenge: is it possible to cut digital carbon emissions without cutting results? EssenceMediacom built an adaptive media model that combines real-time energy grid data, weather patterns and media signals to automatically adjust campaign delivery. When carbon intensity is high, campaigns pause. When energy is cleaner, they resume: achieving smarter, lower-emission delivery without compromising visibility or ROI. RESULTS: – 17%+ return on ad spend – 2025 Ad Net Zero award, Best Practice in Sustainable Media Planning 1 Based on a sample of four virtual production campaigns. Traditional production methods calculated using the AdGreen carbon calculator and based on representative past activity data for similar campaigns WPP ANNUAL REPORT 2025 34 STRATEGIC REPORT SUSTAINABILITY

STRATEGIC REPORT



CAPABILITY SPOTLIGHT: **AI AND SUSTAINABILITY**

AI is transforming how we work at pace and scale. It's already unlocking efficiencies and helping cut emissions. WPP Open automates daily tasks, breaks down silos, prevents duplicate work and reduces waste, delivering faster, more effective creative work. Using AI-enhanced production lets us make hyper-realistic, scalable content without the need for as many physical shoots or travel.

But these benefits must be weighed against the rising energy and water consumption, and associated emissions, needed to power AI. As part of our commitment to responsible AI development and use, we are working to understand and manage these environmental impacts, continually looking to make our AI technologies and products more energy efficient. WPP Open and our enterprise technology form part of our Scope 3 emissions. We partner with world-leading cloud providers who operate global data centres that are benchmarks in design, cooling, and low-carbon energy and power management, helping us decarbonise our supply chain faster and more effectively than we could on our own.

How we use AI matters too. Our production playbook helps teams pick the right technology and approach for clients' needs while minimising carbon emissions. More than 71,000 employees use WPP Open each month; our Future Readiness Academies equip them with the knowledge and skills they need to navigate the complexities of AI and apply it responsibly, ethically and efficiently.

Read more on responsible AI development and use on page 42

CARBON EMISSIONS REDUCTION IN 2025

Metric	Why it matters	2025	2024
Scope 1 emissions	Shows how our buildings and company cars contribute to emissions	7,138 tCO_2e[1]	9,629 tCO_2e
Scope 2 market-based emissions	Shows how purchasing renewable electricity reduces emissions	2,416 tCO_2e◎	6,920 tCO_2e[2]
Scope 2 location-based emissions	Shows how energy-reduction initiatives reduce emissions	45,737 tCO_2e◎	55,972 tCO_2e[2]
Headcount intensity	Tracks how we are decoupling carbon emissions from growth over time	0.10 tCO_2e/ person	0.15 tCO_2e/person[2]
Revenue intensity		0.71 tCO_2e per £1 million revenue	1.12 tCO_2e per £1 million revenue[2]
Scope 3 business air travel emissions	A small proportion (about 3%) of our baseline carbon footprint but important as an emissions category over which we have more control	49,528 tCO_2e[3]	76,757 tCO_2e[2]

1 Subtotal of 5,267 tCO_2e◎ (74% of our total Scope 1 emissions footprint) has been subject to independent limited assurance procedures by PwC. Scope 1 emissions not subject to these assurance procedures relate to locally contracted company cars, for which emissions have been estimated. Scope 1 emissions for 2025 do not include emissions from refrigerant gases

2 2024 business air travel and heat and steam restated (see page 49)

3 Business air travel emissions from centrally contracted flights account for 36,781 tCO_2e◎ and have been subject to independent limited assurance by PwC. These account for 125 million miles travelled◎, equivalent to 74% of air travel emissions. The non-assured balance relates to flights booked outside our centralised systems

◎ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. For PwC's 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025

37%

reduction in revenue intensity year-on-year and 89% since our 2019 baseline

37%

reduction in headcount intensity year-on-year and 88% since our 2019 baseline

We are recalculating our baseline carbon emissions in line with SBTi guidelines and to reflect how our progress in reducing emissions, along with changes across our business since 2019, have altered the composition of our carbon footprint. We aim to publish an updated baseline, along with updated emissions reduction targets, in 2026.

MARKET-BASED SCOPE 1 AND 2 EMISSIONS PROGRESS[2]


0.82
0.19
0.15
0.10
87,585
21,322
16,549
9,554
2019 baseline
2023
2024
2025
Scope 1 and 2 (tCO₂e)
Scope 1 and 2 per person (tCO₂e/person)

Scope 3 emissions: we include full Scope 3 emissions data in our ESG Data Book 2025 and in our CDP Climate Change submission (see cdp.net).

SUSTAINABILITY WPP ANNUAL REPORT 2025 35

STRATEGIC REPORT

DECARBONISING OUR BUSINESS

Having achieved our initial carbon target, our focus now turns to Scope 3 emissions. Our refined decarbonisation strategy, centred on three priority areas (below), integrates our new operating model (page 12) and active supply chain engagement to accelerate progress by simplifying operations and our client offer. Our five core delivery streams (workplaces, procurement, technology, media, production) remain crucial, targeting the largest contributors to our footprint. Executive-sponsored roadmaps, bolstered by cross-cutting accelerators, will drive these reductions.

Read about progress in 2025 on pages 33-35

BUSINESS TRANSFORMATION

Simpler business to drive efficiency and reduce emissions

PROCESS AND GOVERNANCE
Enhance scale and reach of decarbonisation programmes across our operations and client-offer

TECHNOLOGY
Reduce emissions across our technology infrastructure and assets while optimising emissions-reducing opportunities of AI

WORKPLACES
Build world-class campuses resilient to changing environmental risks and business needs while maintaining low Scope 1 and 2 emissions profile

SCOPES 1, 2 & 3

DELIVERY STREAMS:

SUPPLY CHAIN ENGAGEMENT

Targeted supply chain engagement to promote resilience and reduce emissions

SUPPLY CHAIN OPTIMISATION
Streamline supply chain and explore technology opportunities to lower media and production carbon footprint

ENGAGEMENT
Encourage and support partners, carbon-strategic suppliers and vendors to quantify and reduce emissions across the marketing value chain

RESILIENCE
Integrate ESG across the procurement life cycle to maximise supply chain resilience

SCOPE 3

DELIVERY STREAMS:

LOWER-CARBON PRODUCTS AND SERVICES

Integrated client offer powered by data and AI to optimise performance and carbon efficiencies

TECHNOLOGY
Embed sustainability-led products and services into WPP Open to deliver world-class client solutions

MEDIA
Optimise performance of media for clients while reducing emissions

PRODUCTION
Invest in integrated production capabilities and virtual production technologies to better serve client needs while reducing emissions

SCOPE 3 AND BEYOND

DELIVERY STREAMS:

ACCELERATED BY:

BETTER DATA
Improved data accuracy, quality and coverage across Scopes 1, 2 and 3

SKILLS
Equip our people and suppliers with the required knowledge and skills

ENGAGEMENT
Engage internal and external stakeholders to adopt, adapt and innovate to drive progress

FINANCING
Sustainability-linked finance, including planned financing for decarbonising and offsetting

GOVERNANCE
Embed mechanisms to support and monitor delivery, including clear accountability

EXTERNAL FACTORS:

REGULATION
Government incentives, eg for decarbonisation of infrastructure

INFRASTRUCTURE
Decarbonisation of national and regional electricity grids on which our campuses, data centres and supply chain depend

IMPROVED DATA
Improvement in coverage and quality of emissions data with timely availability of verified supplier emissions data

ACCOUNTING STANDARDS
Cross-industry standardisation of emissions measurement eg for services including media and production

TECHNOLOGY AND INNOVATION
Harness new technologies to identify and deliver novel emissions-reduction opportunities

SUPPLIER DECARBONISATION
Decarbonisation across our supply chain, particularly among carbon-strategic suppliers and media vendors

DELIVERY STREAMS: WORKPLACES PROCUREMENT TECHNOLOGY MEDIA PRODUCTION

SUSTAINABILITY WPP ANNUAL REPORT 2025 36

SOCIAL Creativity, a global nonprofit championing diversity in advertising, and are part of the Business Disability Forum, providing resources for accessible campaigns, plus specialist groups on recruitment and neurodiversity. WELLBEING Our Global Employee Assistance Programme supports the physical, mental and emotional health and wellbeing of our employees and their dependents. To help create a more supportive culture across WPP, we recently enhanced the programme with features including: free therapy sessions and confidential counselling 24/7; guided meditation and self-care tools; stress, anxiety and relationship resources; financial planning and budgeting support; and crisis care and trauma support. We will roll out mental health training for leaders and managers in 2026. BENEFITS Benefits vary by market, and typically include retirement savings plans, employee assistance schemes, life assurance, and health and wellbeing programmes. We continue to harmonise our benefits across WPP.   Read more on compensation, including the CEO pay ratio, in the Compensation Committee Report from page 93 AGENCY RESTRUCTURES We made around 6,500 redundancies as we merged and restructured some agencies. We consulted with employees as appropriate and supported those affected. Through our career explorer we aim to ensure any open roles are filled by current employees before recruiting externally. RESPONSIBLE ENGAGEMENT We are committed to integrity and honesty in all our work. We adhere to the highest regulatory standards, never undertaking assignments intended to mislead or deceive. This commitment underpins robust compliance across ethics, human rights, privacy and data security, reinforced by our Code of Business Conduct and mandatory ethics training. All agency work also undergoes rigorous copy-checking and legal clearance before publication. EMPLOYEE ENGAGEMENT Against a backdrop of challenging performance and structural change across the business, 2025 was a difficult year for many of our people - a situation reflected in our negative employee net promoter score (how likely people are to recommend working here). This clearly indicates a need for improvement, and we’ve committed to listening better and acting faster in response to staff feedback. Improved communication channels include the Download - monthly video updates from CEO Cindy Rose - alongside regular global Townhalls. We also launched People Pulse: a short, focused survey replacing our longer annual questionnaire. Nearly 40,000 people participated, directly shaping our immediate priorities: clearer communication, defined career pathways, and accelerated practical AI skills. In 2026 we’re partnering with CultureAmp to create shorter, more frequent ‘pulses’ on AI, clients and people, ensuring we respond swiftly to what matters most to our teams. INVESTING IN OUR PEOPLE: GROWTH AND OPPORTUNITY To help nurture a culture that attracts and retains the industry’s best talent, we are investing in expanding our career growth opportunities, particularly in leadership and AI. We’re boosting skills and development through: – Future Readiness Academies: open to all, this platform offers an ever-growing library of on-demand training, including cutting-edge AI skills. More than 47,000 unique users have completed over 196,000 lessons to date – AI bootcamps for executives: more than 300 leaders have been trained through intensive programmes led by Edifai – New leadership programmes: we’ve launched a WPP-wide Leadership Academy and Ascent, a nine-month programme supporting mid-level leaders in the US – Digital AI Coach ‘Nadia’: rolled out across WPP HQ, VML and WPP Production, with full deployment across WPP in 2026. Nadia will be available 24/7 to help our people prepare for meetings, set goals, strengthen their leadership capabilities and much more INCLUSION AND IMPACT We are committed to ensuring equal opportunity across WPP, helping us create a vibrant workplace that is representative of the communities in which we operate and the consumers our clients wish to reach.   Read more on Representation on page 38 Our Code of Business Conduct applies to everyone at WPP and sets out our commitment to select and promote people without discrimination. We have initiatives in place to create a culture of belonging: – Training: employees at all levels received Inclusion as a Skill training, learning and practising the behaviours needed to develop as inclusive leaders, while members of our Inclusion & Impact team joined Demystifying Neurodiversity workshops – Employee community groups: in December we hosted workshops for leaders of our 150 vibrant employee community groups to share best practices and plan for 2026 programming – Making Space: our WPP-wide initiative to showcase diverse perspectives hosted a range of events in 2025, including Olympic swimmer Tom Daley discussing overcoming adversity, and Paralympic footballer Hitesh Ramchandani discussing cerebral palsy and living a life of purpose – Earth Day: in April teams across 45 locations marked Earth Day through more than 120 events to take collective action around sustainability and climate change We also run Inclusively, a community and job platform for disabled and neurodivergent professionals, support The ONE Club for IN BRIEF: This section demonstrates how we support our people, act ethically and use our creativity to bring about change through our client work and in our communities. An inclusive, dynamic culture is fundamental to WPP’s success – for our people, communities and clients alike. WPP ANNUAL REPORT 2025 37 STRATEGIC REPORT SUSTAINABILITY

STRATEGIC REPORT

REPRESENTATION

We are committed to achieving gender parity at all levels of the business.

42%

executive leaders are women[1] (2024: 42%)

GENDER

	Female	Male	Year
Executive leaders[1]			
	42% (1,066)	**58% (1,496)**	**2025**
	42% (1,458)	58% (2,037)	2024
Senior managers			
	55% (12,093)	**45% (9,737)**	**2025**
	54% (10,657)	46% (9,189)	2024
All other employees			
	57% (41,915)	**43% (31,267)**	**2025**
	58% (48,244)	42% (35,476)	2024
Total employees			
	56% (55,074)	**44% (42,500)**	**2025**
	56% (60,359)	44% (46,702)	2024

● Female ● Male

AGE


19 or under <1%
20-29 28%
30-39 41%
40-49 20%
50-59 9%
60 and over 2%

These charts exclude a small proportion where gender or age is unknown or undisclosed. In 2025, these accounted for less than 1%.

EVOLVING OUR DISCLOSURES

In the past, we've relied on manual processes to collect people data, with no common system across WPP. We are streamlining our global systems and using tools including Workday to collect, track and report people data more effectively. In 2025, 85% of data came from centralised data sources (2024: 22%), substantially increasing the proportion of seniority data classified using a consistent, centralised methodology.

Read WPP Sustainability Reporting Criteria 2025 wpp.com/sustainabilityreport2025

Accepting new assignments: a strict, multi-layered process governs how we engage with new assignments and clients:

- **Global Risk Committees:** every agency maintains a CEO-chaired committee for comprehensive risk understanding across all businesses and markets (refer to our Risk Governance Framework on page 50)
- **Assignment Acceptance Policy and Framework:** this mandatory framework for our agencies includes:
  - **due diligence:** clear guidance on conducting additional due diligence for all client sectors and types of work
  - **escalation:** specific categories of work require consideration by agency risk committees or direct escalation to WPP for review

Green claims: our Green Claims Guide contains principles and practical tips for making effective green claims that are not misleading in any way. Our people can access training through our Sustainability Academy and our refreshed mandatory ethics training. The Guide is complemented by a legal toolkit which is incorporated into legal clearance processes.

SUPPORTING OUR CLIENTS' GOALS

We create innovative, impactful campaigns that are sustainable by design, helping clients deliver on their own commitments, access new markets and respond to evolving consumer and stakeholder expectations. For example, Wavemaker UK applies carbon reduction strategies to all client media plans as standard, unless clients choose to opt out.

Ahead of Super Bowl LX, VML and WPP Media created the moving Sticky Note campaign for the Blue Square Alliance Against Hate. The Blue Square concept, a powerful symbol showing how a simple act of empathy can stand up to all forms of hate, was created by VML in 2022 and has since been amplified as a global symbol of solidarity.

We like to look at things differently too. The use of sounds and acoustics have been the driving force of some of our most innovative campaigns. For example, in partnership with the Museum for the United Nations and Spotify, AKQA's Sounds Right turned nature into a royalty-earning artist. By listening to music on streaming platforms featuring sounds such as ocean waves and birdsong, fans can channel royalties directly into frontline conservation projects. Already, $225,000 has been committed to Indigenous-led conservation in the Tropical Andes.

SUPPORTING OUR COMMUNITIES

We believe in using our skills, scale and voice to support healthy, inclusive communities. We have a long tradition of pro bono work covering a range of issues from the arts to conservation, health to human rights. In 2025, WPP media agencies negotiated free media space worth £21.7 million (2024: £17.8 million) on behalf of pro bono clients.

Our established Foundations and network of Green Teams around the world provide a dynamic platform for our people to act on causes they care about. The VML Foundation, established more than 20 years ago, brings VML people together once a year to down work tools and raise funds for charity. It has raised over $3.5 million since it began. VML took top spot in the 2025 ACT Good Report, which recognises the most impactful work in support of social and environmental causes around the world.

WHAT WE GAVE IN 2025 (£M)

£28.9m

total social contribution[2] (2024: £26.9 million)

COMBINED SOCIAL INVESTMENT


2025
3.3
3.9
7.2
2024
4.6
4.5
9.1
Pro bono work
Cash donation

1 In line with the FTSE Women Leaders Review. Executive leaders are defined as the Board and executive leadership population (see WPP Sustainability Reporting Criteria 2025)

2 Taking into account pro bono work, cash donations and free media space. See our online ESG Data Book 2025 for a detailed breakdown

Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. For PwC's 2025 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2025, see wpp.com/sustainabilityreport2025

SUSTAINABILITY WPP ANNUAL REPORT 2025 38

STRATEGIC REPORT

GOVERNANCE

The foundation of our integrity, accountability and long-term value.

● IN BRIEF:

This section demonstrates how our robust governance frameworks uphold ethical standards, ensure compliance and strategically guide WPP's decisions for sustainable and responsible growth.

For further information see Corporate Governance from page 63

SUSTAINABILITY GOVERNANCE MODEL[1]

BOARD OVERSIGHT

THE BOARD
Responsible for the overall long-term success of WPP and for overseeing the mission, values and culture and strategic direction, including on sustainability. The Board takes sustainability matters (including climate change), where identified as relevant by management, into account when overseeing major decisions as set out in WPP Matters Reserved for the Board (available on wpp.com). It approves sustainability policies before release. The Board is supported by Committees in its oversight of corporate responsibility, sustainability, ESG and related reputational matters.

SUSTAINABILITY COMMITTEE
Brings expertise from various sectors, reviewing WPP's sustainability risks, strategy and policy statements, meeting quarterly and updating the Board.

AUDIT COMMITTEE
Together with the Sustainability Committee, monitors ESG disclosures and internal controls.

COMPENSATION COMMITTEE
Sets remuneration policy per UK Corporate Governance Code.

NOMINATION AND GOVERNANCE COMMITTEE
Reviews Board composition and skills to ensure appropriate oversight of significant ESG issues.

OVERSEES

INFORMS

EXECUTIVE RESPONSIBILITY

EXECUTIVE COMMITTEE
Supports the CEO in discharging her duties and is collectively responsible for implementing strategy, including sustainability strategy, ensuring consistent execution and embedding the Company's culture and values.

DISCLOSURE COMMITTEE
Ensures Group disclosures – including those related to ESG – are accurate and timely, and reviews disclosure controls.

RISK COMMITTEE
Assists the Board and Audit Committee by overseeing compliance with laws, regulations and internal policies, focusing on the effectiveness of WPP's compliance framework and any emerging risks, including those related to sustainability and ESG factors.

MANAGEMENT AND DELIVERY

CHIEF SUSTAINABILITY OFFICER
The Chief Sustainability Officer has overall operational responsibility for sustainability, supported by a specialist sustainability team.

LEADERSHIP WORKING GROUPS
Cross-functional leadership working groups including an ESG Working Group and Net Zero Leadership Group drive progress against sustainability strategy and ensure compliance with regulations. These teams coordinate briefings, meetings and status updates, monitor performance metrics and report annually to executive and Board committees.

HQ FUNCTIONS
Manage sustainability impacts relevant to their area of management.

AGENCIES
Are required to follow a structured policy framework – including the Sustainability Policy and Code of Business Conduct – and submit annual performance reports.

[1] References to sustainability and ESG are inclusive of the climate change issues identified as relevant to WPP in the TCFD statement (see pages 43-48)

SUSTAINABILITY WPP ANNUAL REPORT 2025 39

STAKEHOLDER ENGAGEMENT By actively engaging with stakeholders including our people, clients, suppliers and shareholders, we gain valuable feedback that sharpens our understanding of sustainability risks and opportunities, benefiting both WPP and our clients. Much of this dialogue happens organically, woven into everyday business exchanges. Our extensive investor relations programme includes open conversations on ESG, complemented by continuous engagement with ESG rating agencies and benchmarking organisations (wpp.com/ sustainabilityreport2025). And our commitment is more than just words: our $2.5 billion revolving credit facility directly ties our financing to specific sustainability metrics, as we continue to embed carbon reduction targets and broader sustainability commitments into our financing arrangements. SUSTAINABILITY ASSURANCE ESG data included in this Annual Report is for the calendar year 2025 and covers all subsidiaries of the Company. The selected ESG performance metrics marked with the symbol throughout this report have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025 in accordance with International Standard on Assurance Engagements 3000 (revised) and, in respect of greenhouse gas emissions data, International Standard on Assurance Engagements 3410, issued by both the International Auditing and Assurance Standards Board. DATA QUALITY We continue to evolve our ESG reporting to meet our obligations in a rapidly formalising ESG landscape. We have restated 2024 carbon emissions totals for two categories – heat and steam and business air travel – to reflect material errors identified as we strengthen emissions data quality and coverage. See page 49 for further information. To prevent recurrence, in 2026 we will work to enhance energy reporting training for campus workplace managers. Our travel management companies have already put new processes in place. We continue to strengthen how we validate data and detect errors, for example through the implementation of Watershed (an enterprise sustainability platform), and are improving both the completeness and accuracy of our reporting.   A copy of PwC’s report and our Reporting Criteria are available at wpp.com/sustainabilityreport2025 NON-MATERIAL DISCLOSURES The results of our double materiality assessment are reshaping some of the topics that are considered for inclusion in WPP’s sustainability reporting. We will continue to disclose information on topics that fall below our materiality threshold (including health and safety, country-level people metrics and waste) through our annual ESG Data Book and through ESG rating platforms including CDP, EcoVadis and SEDEX.   Read our ESG Data Book 2025 at wpp.com/sustainabilityreport2025 POLICIES We set a clear policy framework, which our agencies are required to follow: ASSIGNMENT ACCEPTANCE POLICY AND FRAMEWORK Guides our leaders and people on additional due diligence in relation to clients and any work we are asked to undertake. CIRCULAR ECONOMY PLASTICS POLICY Outlines our commitment to tackling pollution from single-use plastics through the phase-out of single-use plastics in our offices, and in tandem with our partners and clients. CODE OF BUSINESS CONDUCT Sets out our responsibilities to our people, partners and shareholders to act ethically, legally and with integrity. CODE OF BUSINESS CONDUCT – SUPPLIER VERSION Sets out our expectations that our suppliers act ethically, legally and with integrity. DISABILITY POLICY Sets out our commitment to offering equal opportunities for all employees, regardless of whether or not they have a disability. ENVIRONMENT POLICY Applies to the direct and indirect material environmental impacts of carbon emissions, energy use, waste disposal and resource use relating to our direct operations and supply network. GREEN CLAIMS GUIDE Provides principles and practical tips for making effective green claims that are not misleading; complemented by a legal toolkit incorporated into our legal clearance process; a client version of the Guide is also available. HUMAN RIGHTS POLICY STATEMENT Reflects international standards and principles, including the International Bill of Human Rights and the UN Guiding Principles on Business and Human Rights. POLITICAL ACTIVITIES AND ENGAGEMENT POLICY Commits us to act ethically in all aspects of our business and to maintaining the highest standards of honesty and integrity. SUSTAINABILITY POLICY Sets out our values, commitments and further policies and frameworks to give us a balanced focus across environmental, social and governance issues. WPP ANNUAL REPORT 2025 40 STRATEGIC REPORT SUSTAINABILITY

PUBLIC POLICY Recognising that business can play a significant role in public policy, we contribute constructively to debates impacting our industry, people and society – always guided by integrity, transparency and rigorous standards. In 2025, engagements with the UK government covered a range of topics, including: AI and data regulatory frameworks, the UK’s 2035 Modern Industrial Strategy and supporting the implementation of the Creative Industries Sector Plan. WPP’s Michael Frohlich, Chief Marketing & Corporate Affairs Officer, was appointed co-Chair of the Creative Industries Trade and Investment Board. We also carry out public policy work for our clients through our PR agencies, lobbying officials, influencing public opinion and advocating on relevant issues. Our Code of Business Conduct and Political Activities and Engagement Policy ensure all political activities uphold the highest standards of honesty, integrity and transparency, both legally and ethically. Our procedures ensure ethical transitions for former public officials joining WPP, including a six-month ‘cooling-off’ period. POLITICAL CONTRIBUTIONS WPP agencies do not make direct cash political donations. Other contributions require prior approval from a WPP Executive Director and legal review. Where legally permissible, individuals may make voluntary personal contributions. For instance, Burson’s political action committees disbursed $48,000 in 2025 from voluntary employee donations to support political candidates in the United States.2 TRADE ASSOCIATION MEMBERSHIPS WPP and our agencies are members of various industry groups and associations. These foster collaboration and progress, with each relationship managed by a senior WPP manager. Key memberships include: Business Disability Forum, China-Britain Business Council, Institute of Business Ethics, Living Wage Foundation, Media Trust, RE100, UN Global Compact, and The Valuable 500. Local agencies can be members of regional advertising, PR and market research associations and chambers of commerce. 1 Living Wage Foundation 2 fec.gov MANAGING SUPPLY CHAIN RISK WPP operates a complex and dynamic supply chain of around 70,000 global suppliers. We carry out due diligence to help us select suppliers that meet our requirements when it comes to doing business responsibly, and to identify and mitigate potential risks before entering into a business relationship. Our Human Rights Officer – a new role created in 2025 – monitors and reviews due diligence implementation, such as our annual risk assessments, and develops relevant methodological approaches. All suppliers are asked to sign WPP’s Code of Business Conduct or demonstrate equivalent policies as a pre-condition to engagement, extending these requirements to their own supply chains. These include evidencing social responsibility and anti-discrimination in their cultures, behaviours and attitudes. We include a right-to-audit provision in supplier documentation and/or standard terms and conditions of contract. Read more on carbon reduction in our supply chain on page 34 HUMAN RIGHTS AND ETHICAL CONDUCT Respect for human rights is fundamental to WPP. We aim to prevent, identify and address negative human rights impacts and promote rights where possible across our value chain. All agencies must comply with our Human Rights Policy Statement, aligned with international standards including the UN Guiding Principles on Business and Human Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, and UNICEF’s Children’s Rights and Business Principles. Our most direct impact on human rights is as a major employer. We recognise the rights of our people, including those relating to freedom of association and collective bargaining, and do not tolerate harassment or any form of forced, compulsory or child labour. We also help our clients manage human rights risks within marketing campaigns, particularly concerning children’s rights, and avoid work that could be misleading on human rights issues. Concerns can be reported confidentially via our Right to Speak facility (see page 52). MODERN SLAVERY We do not tolerate any form of modern slavery or human trafficking in any part of our business or supply chain. Mandatory modern slavery training is provided to all procurement employees. Our global supplier agreements include explicit modern slavery compliance clauses, and we reserve the right to terminate contracts in cases of non-compliance. Our annual Modern Slavery Act statement is approved by the Board.   Read our Modern Slavery Act Transparency Statement and Human Rights Policy Statement at wpp.com/sustainabilitypolicies HUMAN RIGHTS SPOTLIGHT: REDUCING VULNERABILITY THROUGH FAIR PAY In the UK, the Living Wage Foundation estimates that one in six jobs pay below the real Living Wage rate, calculated to meet the cost of living. Almost six in ten low-paid workers reported skipping meals, turning off heating, falling behind on bills or taking out a pay-day loan in the past year to make ends meet.1 WPP is an accredited Living Wage employer. Across our UK operations all of our people and on-site contractors, including cleaning, catering and security workers, are paid the real Living Wage or higher. This commitment helps protect workers at higher risk of in-work poverty. WPP ANNUAL REPORT 2025 41 STRATEGIC REPORT SUSTAINABILITY

STRATEGIC REPORT

AI AND DATA GOVERNANCE

The transformative power of AI is reshaping our industry, presenting both immense opportunity and new complexities. At WPP, we understand that an active and responsible approach to AI and data governance is crucial for our clients, consumers and business.

In June 2025, we launched our comprehensive AI Governance Framework. Our governance model brings together principles, policies, training, risk-mapping and vendor-review processes to ensure responsible AI adoption at scale. This integrated framework provides clear guardrails for teams, supports regulatory compliance and reinforces WPP's commitment to safe, ethical and transparent use of AI.

The framework is reinforced by our AI Policy, which sets binding requirements for AI use, along with practical toolkits, clear development standards and a dedicated AI Agent Governance Framework (see below) for intelligent tools. We also maintain an AI Vendor Review Process for all third-party providers.

OVERSIGHT AND TRAINING

Our AI Governance Committee, made up of senior leaders including the CEO and CTO, provides executive oversight, sets strategic direction and approves key policies. This integrates with our broader Data Privacy, Security & Ethics Risk Committee to manage AI risk holistically.

In everything we do, human oversight remains essential and that is why we invest significantly in our people, providing comprehensive AI training since 2019 covering fundamentals, ethics and governance. Safer data training, encompassing data protection, security and privacy, is mandatory for all staff, fostering a culture of responsible data stewardship.

OUR APPROACH TO DATA

WPP maintains well-established and robust governance for data privacy and risk management. Our Risk Sub-committee regularly reviews and monitors our data ethics, privacy and security risk, supported by our dedicated privacy team, which provides practical support and promotes best practices across our agencies. The WPP Data Privacy and Security Charter, continually updated, outlines core principles for responsible data management. Our annual Data Health Checker provides vital insights, with our 2025 average risk score at 1.54 (2024: 1.56), where five indicates maximum risk, reflecting our commitment to continuous improvement.

ENGAGING WITH INDUSTRY AND REGULATORS

We actively track evolving AI regulations such as the EU AI Act, GDPR and IP law, translating new requirements into practical guidance. Through engagement both directly with government and with industry bodies including the Advertising Association and Interactive Advertising Bureau, we help shape proactive and responsible regulatory frameworks, ensuring WPP remains at the forefront of ethical and secure AI deployment.

Read more about AI and sustainability on page 35

AI AGENT GOVERNANCE FRAMEWORK

AI agents created within WPP Open must meet defined standards on safety, bias mitigation, data rights, traceability and repeatable output quality

Ownership and lifecycle requirements ensure each agent operates within approved boundaries and remains safe, reliable and accountable

THREE CORE PRINCIPLES GUIDE AGENT CREATION:

1 SAFETY — Risk classification, data rights and privacy, scope and usage boundaries, safety and refusal behaviours

2 QUALITY — Consistent, useful outputs, citations, bias and fairness considerations with accurate results

3 LIFE CYCLE — Agent ownership, continuous maintenance, business value and impact for teams

THESE ARE ALL COVERED WITHIN THE AGENT GOVERNANCE FRAMEWORK


AGENT GOVERNANCE
Business values, KPIs & lifecycle
Ownership & accountability
Classification & risk
Scope & usage boundaries
Knowledge/ data rights & privacy
Ethical bias & fairness
Output quality & repeatability
Safety & refusal behaviours
Citations & traceability

SUSTAINABILITY WPP ANNUAL REPORT 2025 42

STRATEGIC REPORT

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT

UK LISTING RULES STATEMENT OF COMPLIANCE

WPP's disclosure is structured around the TCFD's 11 recommended disclosures set out in June 2017 (see table below). We report in line with the FCA Listing Rule 6.6.6(8), which requires us to report on a 'comply or explain' basis against the TCFD recommended disclosures in respect of the financial year ended 31 December 2025.

We consider our climate-related financial disclosures to be consistent with nine of the 11 TCFD recommended disclosures, and we have explained why we are not consistent for the remaining two in the related sections. We aim to be consistent with all 11 requirements within the time frame of the UK's adoption of the IFRS Sustainability Standards. Therefore our disclosures are compliant with Listing Rule UKLR 6.6.6(8) and aligned with The Companies Regulations 2022, 414CB (2a). Some of the recommended disclosures, published in the 2021 TCFD Annex, will take more time for us to become fully consistent with due to challenges around data access and quantification. Detailed disclosures on Scope 3 progress are included from page 33. We have provided quantified progress against selected categories of Scope 3 emissions in this Annual Report where we have sufficiently robust and reliable data. We are in the process of reviewing our methodology and emissions baseline to reflect our evolving operating model. Our CDP submission covers all relevant categories of Scope 3 emissions. We aim to continue to strengthen and expand these disclosures throughout 2026.

TCFD RECOMMENDATION	COMPANIES ACT 2006, S414CB(2a-h)	LOCATION IN REPORT	
GOVERNANCE			
✔ a) Describe the Board's oversight of climate-related risks and opportunities	**CA s414CB(2a)**	**OUR APPROACH TO SUSTAINABILITY** **SUSTAINABILITY COMMITTEE REPORT**	**Page 32** **Page 91**
✔ b) Describe management's role in assessing and managing climate-related risks and opportunities	**CA s414CB(2a)**	**OUR APPROACH TO SUSTAINABILITY**	**Page 32**
STRATEGY			
✔ a) Describe the climate-related risks and opportunities the organisation has identified over the short-, medium- and long-term	**CA s414CB(2d)**	**PRINCIPAL RISKS AND UNCERTAINTIES** **See Environmental, Social and Governance Risk**	**Page 55**
(partially) b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	**CA s414CB(2e)**	**CLIMATE-RELATED RISKS AND OPPORTUNITIES**	**Page 44**
(partially) c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	**CA s414CB(2f)**	**CLIMATE RESILIENCE**	**Page 46**
RISK MANAGEMENT			
✔ a) Describe the organisation's processes for identifying and assessing climate-related risks	**CA s414CB(2b)**	**IDENTIFYING CLIMATE-RELATED RISKS**	**Page 44**
✔ b) Describe the organisation's processes for managing climate-related risks	**CA s414CB(2b)**	**ACTIONS TO MANAGE OUR RISKS AND OPPORTUNITIES**	**Page 46**
✔ c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	**CA s414CB(2c)**	**IDENTIFYING CLIMATE-RELATED RISKS**	**Page 44**
METRICS & TARGETS			
✔ a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	**CA s414CB(2h)**	**TCFD METRICS AND TARGETS SUMMARY**	**Page 48**
✔ b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas emissions, and the related risks	**CA s414CB(2g)**	**CARBON EMISSIONS STATEMENT** **SCOPE 3 EMISSIONS SUPPLEMENT** **See ESG Data Book 2025 at wpp.com/sustainabilityreport2025**	**Page 49**
✔ c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	**CA s414CB(2g)**	**TCFD METRICS AND TARGETS SUMMARY**	**Page 48**

KEY ✔ Consistent (partially) Partially consistent

WPP ANNUAL REPORT 2025 43

STRATEGIC REPORT

IDENTIFYING CLIMATE-RELATED RISKS

The identification of climate-related risks and opportunities includes input from multiple sources and stakeholders. Annually, we reconfirm the list of risks and opportunities through analysis and interviews. This analysis is informed by interviews with sustainability and consumer experts across WPP, as well as external data sources. Recommendations on changes to the risks and opportunities and associated disclosures are reviewed by the Board Sustainability Committee on an annual basis. The significance of climate-related risk relative to other risks is considered both through the WPP double materiality assessment (see page 31 for information on the approach) and through the review of the principal risks and uncertainties disclosure.

Sustainability risks, including climate-related risks, are integrated into our overall risk management processes. The implications, including potential impact and actions necessary to mitigate and monitor, are reviewed by the Audit Committee on a regular basis. Our overall risk management process is outlined from page 50 and extreme weather and climate-related natural disasters are referenced within Environmental, social and governance risk, within the Principal risks and uncertainties disclosure from page 55. WPP has established risk committees at Group level and across our networks with the aim of ensuring oversight and focus at both levels to review, monitor and advise on risk and compliance issues, and climate risk is on their agendas.

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES

WPP's disclosure of relevant climate-related risks and opportunities outlines the impacts we have identified as being relevant to our business, as well as our approach to managing that impact.

RISK	DESCRIPTION	
PHYSICAL IMPACTS		
Increased frequency of extreme weather and climate-related natural disasters **Potential financial impact:** Expenditure **Time horizon:** ○ ◐ ●	Includes chronic and acute extreme weather which can damage our buildings and our employees' homes, jeopardise the safety and wellbeing of our people and has the potential to disrupt our operations. We consider this risk relevant to all operations, however certain geographies are more exposed (eg coastal cities including Chennai, New York, Miami, Mumbai and Shanghai). Supply chain disruption from extreme weather, for example to data centres, may impact wider geographies	**See 'Business resilience'**
TRANSITION IMPACTS		
Delivering carbon reduction commitments **Potential financial impact:** Expenditure **Time horizon:** ○ ◐ ●	Delivering WPP's Scope 3 carbon reduction targets depends upon the adoption of new technologies, some of which have not yet been conceived or created, and business model innovations across the supply chain. We consider this risk relevant to all geographies, however it is more observable for operations with larger associated carbon emissions (eg media and production)	**See 'Governance and compliance' and 'Decarbonisation activities'**
Changes in regulation and reporting standards **Potential financial impact:** Expenditure **Time horizon:** ○ ◐	WPP could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet its climate commitments. Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media	**See 'Decarbonisation activities'**
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content **Potential financial impact:** Fines, revenue **Time horizon:** ○ ◐ ●	Businesses and brands are seeing continued scrutiny of their role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change. This risk is globally relevant, but in the short term is greater in geographies with existing or emerging regulation (eg Australia, EU, US and UK)	**See 'Policies'**
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental **Potential financial impact:** Revenue **Time horizon:** ○ ◐ ●	WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups who are at different stages of the decarbonisation process. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services	**See 'Policies'**

KEY ○ Short-term ◐ Medium-term ● Long-term

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STRATEGIC REPORT

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK	DESCRIPTION	
OPPORTUNITIES		
Increased demand for sustainable products and services **Potential financial impact:** Revenue **Time horizon:** ◐●	Opportunity to grow revenues from products and services which support clients as they seek to decarbonise their businesses. This may include developing low carbon marketing, media and ecommerce services, developing sustainability focused brand strategies and promoting sustainable consumption to consumers. This opportunity is relevant globally	See 'Governance and compliance'
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency **Potential financial impact:** Avoided expenditure **Time horizon:** ◐●	Through carbon reduction initiatives we have the opportunity to decrease the costs associated with energy use and limit increased costs associated with carbon taxation. This relates to realising the potential positive impact of optimising both the energy intensity of our buildings and energy-intense activities such as data storage and AI use. Technology also has the potential to replace energy-intensive activities with more efficient processes. This opportunity is relevant globally	See 'Governance and compliance' and 'Decarbonisation activities'

TIME HORIZONS

Time horizon[1]	Time period	Internal time horizon alignment
○ Short-term	2025-2026	Annual reporting period
◐ Medium-term	2027-2030	2030 carbon target delivery
● Long-term[2]	2030 onwards	Beyond 2030 carbon target delivery

[1] These time horizons differ from the three-year horizon used in the Viability Statement (page 54), reflecting different operational considerations in managing climate-related risks
[2] Long-term time horizon expanded to reflect our commitment to set long-term carbon reduction targets (see page 33)

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT WPP ANNUAL REPORT 2025 45

We do not believe there is a material financial impact of physical or transition climate change risks on our current year financial reporting. Further information is provided in the Accounting policies under ‘Climate change considerations’ (see page 145). Climate-related issues are not expected to be material in the short-term planning horizon. The risks and opportunities included in this disclosure are considered as part of the Group’s budget-setting processes. For example, budgets related to the delivery of our net zero programme are considered by the functions responsible for specific carbon reduction activities. OUR CLIMATE RESILIENCE Details of the assumptions applied under each scenario are included against each risk and opportunity. These particular scenarios were selected to cover a range of potential scenarios exploring how climate change could impact the business. We have used the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCPs) to provide inputs and assumptions regarding decarbonisation trajectories and physical impacts. The IPCC Shared Socioeconomic Pathways (SSPs) are used to provide social, economic and political inputs and assumptions. We have made progress in quantifying the impact of our climate-related risks and opportunities, though we have not yet fully quantified their financial impact. We will continue to enhance our approach. MATERIALITY DEFINITIONS Financially material: the observed or estimated impact exceeds the Group materiality threshold of £65 million. Indicates a financially material impact/benefit  Indicates a moderate financial impact/benefit equivalent to >50% of the financial materiality threshold  Indicates a minimal financial impact/benefit equivalent to <50% of the financial materiality threshold Impact materiality: the ESG topic is identified as material through the process outlined in WPP’s double materiality assessment (see page 31). ACTIONS TO MANAGE CLIMATE-RELATED RISKS AND OPPORTUNITIES BUSINESS RESILIENCE DECARBONISATION ACTIVITIES GOVERNANCE AND COMPLIANCE POLICIES Crisis management and business resilience: Provides global standards for operational resilience, strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale See page 37 Our campus programme: Enables centralisation of emergency preparedness, incident response and business continuity procedures See page 33 Employee Assistance Programme: Is activated in response to climate-related extreme weather events See page 37 Our transition plan: Our science-based targets and decarbonisation roadmap set out how WPP aims to reduce its greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels See pages 33-36 Our approach to sustainability: Outlines our commitment to developing products and services which enable our clients to adopt leadership positions on climate change and exceed the expectations of consumers See page 32 ESG reporting: We monitor developments in legislation relating to ESG reporting and the regulation of environmental claims, and invest in internal capability building in response See page 40 Code of Business Conduct: Governs the misrepresentation of environmental claims See page 51 Green Claims Guide: Informed by guidance from regulators and complemented by a legal toolkit that has been incorporated into our legal clearance process See page 38 Assignment Acceptance Policy and Framework: Provides guidance on how to conduct due diligence in relation to clients and any work we are asked to undertake See page 38 WPP ANNUAL REPORT 2025 46 STRATEGIC REPORT TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT

STRATEGIC REPORT

CLIMATE SCENARIOS

Description	High-carbon (more than 4°C)	Low-carbon (less than 2°C)	Very low-carbon (less than 1.5°C)
RCP alignment	RCP 8.5 – business as usual, 4°C	RCP 2.6 – acceptable limit 2°C	RCP 1.9 – net zero transition 1.5°C
IPCC SSP alignment	SSP4 – a road divided	SSP2 – middle of the road	SSP1 – the green road
Increased frequency of extreme weather and climate-related natural disasters	The physical impacts of climate change are broadly consistent across all three scenarios considered and start to differentiate after 2050 (in line with the RCP and SSP narratives). We are already experiencing increased exposure to extreme weather events, but our exposure is low due to our business model enabling hybrid working		
EXPENDITURE IMPACT:	◇ Minimal	◇ Minimal	◇ Minimal
Delivering carbon reduction commitments	Minimal policy support; market-based solutions prioritised increasing cost of mitigation solutions	Limited to markets currently advancing policy, costs consistent to current day	Widespread policy support reduces cost of mitigation solutions
EXPENDITURE IMPACT:	Moderate	◇ Minimal	◇ Minimal
Changes in regulation and reporting standards	No new disclosure standards and reporting requirements	Emerging disclosure standards and reporting requirements in markets currently enacting legislation come into effect	Reporting requirements cover most major geographies and advance beyond what is currently in place. Expanded reporting requirements specific to the advertising sector – eg relating to the emissions facilitated through the sale of products and services
EXPENDITURE IMPACT:	◇ Minimal	◇ Minimal	Moderate
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content	Limited with little litigation risk; minimal consumer concern around credibility of claims	Centred on markets already advancing regulations (including UK, Australia, EU) with increased consumer concerns around claims	Widespread regulations with significant consumer concerns, leading to increased risk of litigation and the potential for revenue losses
REVENUE IMPACT:	◇ Minimal	◇ Minimal	Moderate
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental	Limited with little litigation risk; minimal consumer concern around credibility of claims	Centred on markets already advancing regulations (including UK, Australia, EU) with increased consumer concerns around claims	Widespread regulations with significant consumer concerns, leading to increased risk of litigation and the potential for revenue losses
REVENUE IMPACT:	◇ Minimal	◇ Minimal	Moderate
Increased demand for sustainable products and services	Limited rise in demand beyond current level	Steady growth in demand with uneven market-level adoption; revenue significant by 2030	Rapid, widespread demand across many markets; material revenue component by 2030
REVENUE IMPACT:	◇ Minimal	Moderate	◆ Material
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency	Minimal policy support; market-based solutions prioritised increasing cost of mitigation solutions	Limited to markets currently advancing policy, costs consistent to current day	Widespread policy support reduces cost of mitigation solutions
REVENUE IMPACT:	◇ Minimal	Moderate	Moderate

KEY ◇ Minimal financial impact/benefit Moderate financial impact/benefit ◆ Material financial impact/benefit

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT WPP ANNUAL REPORT 2025 47

STRATEGIC REPORT

METRICS AND TARGETS

Metrics and targets are used by WPP to assess and manage our climate-related risks and opportunities. As part of the process of preparing this disclosure, we have considered the metrics set out by the TCFD in tables A1.1, A1.2 and A2.1 of the TCFD recommendations.

TCFD TARGETS

TCFD CATEGORY	DESCRIPTION	FURTHER DETAIL
Transition risks	Recalculate our baseline carbon emissions in line with SBTi guidelines, as required every five years	Our climate strategy (page 33)
Greenhouse gas emissions	Reducing absolute Scope 1 and 2 emissions by 84% by 2025 and absolute Scope 3 emissions – including media buying – by 50% by 2030, both from a 2019 base year	Our climate strategy (page 33)
	Offset residual emissions to reach net zero in our own operations (Scope 1 and 2) by 2025 and across our supply chain (Scope 3) by 2030	Offsetting (page 34)
	Purchasing 100% of our electricity from renewable sources by 2025	Operational emissions (page 33)
Capital deployment	Updated environmental and social metrics linked to the margin of WPP's revolving credit facility (February 2025)	Stakeholder engagement (page 40)

TCFD METRICS

TCFD CATEGORY	DESCRIPTION	2025 PERFORMANCE	2024 PERFORMANCE	FURTHER DETAIL
Physical risks	Percentage of headcount located in countries at 'extreme' exposure to the physical impacts of climate change in the next 30 years	14%	13%	Our campuses (page 33)
Greenhouse gas emissions	Absolute and intensity-based Scope 1 and Scope 2 emissions	Carbon emissions statement (page 49)		
	Absolute Scope 3 emissions	WPP CDP Disclosure 2025, see wpp.com/sustainabilityreport2025		
	Proportion of electricity purchased from renewable sources	Carbon emissions statement (page 49)		
	Proportion of carbon-strategic suppliers with science-based carbon reduction targets	52%	N/A	Reducing Scope 3 emissions (pages 33-34)
Remuneration	Integration of performance on Scope 1 and 2 carbon reduction targets in executive remuneration	Integrated		Compensation, succession and evaluation (from page 93)
Climate-related opportunities	Proportion of top 50 clients who have set or committed to set science-based carbon reduction targets	82%	82%	Supporting clients' emissions reduction (page 34)
Transition risks	Expand the delivery of Green Claims training, with focus on potentially higher risk and higher-emissions sectors	Green claims included in refreshed mandatory online ethics training	Green claims module included in Sustainability Future Readiness Academy	Responsible engagement (pages 37-38)
	CDP Climate Change score	B	B	cdp.net
	CDP Supplier Engagement Assessment score	A-	A-	cdp.net

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STRATEGIC REPORT

CARBON EMISSIONS STATEMENT

EMISSIONS AND ENERGY[1,2]

CO_2e EMISSIONS BREAKDOWN (TONNES/ENERGY (MWh)

		2025						2024	2023	BASE YEAR 2019
Emissions source		UK		Non-UK		Total		Total	Total	Total
Continuing operations		Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e
Scope 1	Natural gas	4,259	873	6,707	1,374	10,966	2,247	3,331	3,787	6,299
	Diesel and heating oil	0	0	824	214	824	214	203	494	541
	Company cars (centrally contracted)	N/A	0	N/A	2,806	N/A	2,806	3,657	4,251	
	Sub-total Scope 1	**4,259**	**873**	**7,531**	**4,394**	**11,790**	**5,267** ◉	**7,191**	**8,532**	18,175
	Company cars (locally contracted)	N/A	0	N/A	1,871	N/A	1,871	2,438	2,822	
	Total Scope 1	**4,259**	**873**	**7,531**	**6,265**	**11,790**	**7,138**	**9,629**	**11,354**	**25,015**
Scope 2	Standard electricity (location-based)	0	0	361	177	361	177	4,585	7,969	56,421
	Green and renewable electricity (location-based)	15,510	2,745	102,587	40,577	118,097	43,322	49,037	45,937	27,324
	Heat and steam	0	0	12,768	2,238	12,768	2,238	2,350[3]	1,814	1,820
	Total Scope 2 (location-based emissions)	**15,510**	**2,745**	**115,716**	**42,992**	**131,226**	**45,737** ◉	**55,972**[3]	**55,720**	**85,565**
	Standard electricity (market-based)	0	0	361	178	361	178	4,570	8,154	60,750
	Green and renewable electricity (market-based)	15,510	0	87,077	0	102,587	0	0	0	0
	Heat and steam	0	0	12,768	2,238	12,768	2,238	2,350[3]	1,814	1,820
	Total Scope 2 (market-based emissions)	**15,510**	**0**	**100,206**	**2,416**	**115,716**	**2,416** ◉	**6,920**[3]	**9,968**	**62,570**
Total Scope 1 and 2	**Total Scope 1 and 2 (location-based)**	**19,769**	**3,618**	**123,247**	**49,257**	**143,016**	**52,875**	**65,601**[3]	**67,074**	**110,580**
	Total Scope 1 and 2 (market-based)	**19,769**	**873**	**107,737**	**8,681**	**127,506**	**9,554**	**16,549**[3]	**21,322**	**87,585**
Scope 3	Business air travel (centrally contracted flights)	N/A		N/A		N/A	36,781 ◉	50,128[4]	59,793	122,967
	Business air travel (locally contracted and uplifted)						12,747	26,629[4]	15,894	
	Total Scope 3 (business air travel)						**49,528**	**76,757**[4]	**75,687**	**122,967**

WPP'S CARBON INTENSITY (TONNES OF CO_2e)

Intensity metric		UK		Non-UK		Total		2024	2023	2019
Total Scope 1 and 2	Tonnes per full-time equivalent employee (market-based)	N/A	0.08	N/A	0.10	N/A	0.10	0.15[3]	0.19	0.82
	Tonnes per £m revenue (market-based)	N/A	N/A	N/A	N/A	N/A	0.71	1.12[3]	1.44	6.62
Scope 3 (business air travel)	Tonnes per full-time equivalent employee	N/A	N/A	N/A	N/A	N/A	0.50	0.71[4]	0.67	1.15

ELECTRICITY PURCHASED FROM RENEWABLE SOURCES

	2025	2024	2023	2019
% renewable electricity	100%[5] ◉	93%	88%	37%

Notes

1 Our carbon emissions statement has been prepared following the principles of the Greenhouse Gas Protocol and aligns with the Scope 2 market-based emissions methodology guidance. Our reporting incorporates carbon dioxide equivalent emissions from building energy use, company cars and business air travel and excludes emissions from refrigerant gases, immaterial in 2021 when we calculated our 2019 emissions total, but which will be included from 2026 as part of our updated methodology

2 Additional information on our carbon emissions methodology is included in our WPP Sustainability Reporting Criteria 2025

3 We identified instances of misclassification of heat and steam as natural gas, and omissions of heat and steam emissions across sites in 2024. This resulted in an understatement of both Scope 2 market-based and location-based emissions by 10.7% and 1.2% respectively. Total Scope 1 and 2 emissions and intensity metrics have been updated accordingly. The misclassifications also resulted in an overstatement of Scope 1 emissions of 0.3%, which falls below our 5% restatement threshold and therefore has not been restated. We have not restated the 2019 and 2023 comparatives due to a lack of reliable data for those periods

4 2024 business air travel emissions restated due to the identification of out-of-scope exchanges included in data shared by a centrally contracted travel management company. This resulted in a 19% overstatement in centrally contracted business air travel emissions, and a 16% overstatement in total Scope 3 (business air travel) emissions, due to the impact on both the centrally and locally contracted totals. This restatement also impacts the Scope 3 tCO_2e/employee. This does not impact the 2019 and 2023 comparatives, which are not restated. For more detail on WPP's approach to exchanged flights, see WPP Sustainability Reporting Criteria 2025

5 2025 is the first year we applied RE100 Technical Criteria (March 2025) aligned exclusions for markets under 100MWh (not exceeding 500MWh in total) and where it was not technically feasible to purchase renewable electricity. After these exclusions, we reached 99.8% renewable electricity. For more details, see WPP Sustainability Reporting Criteria 2025

◉ Selected metrics marked with this symbol have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025

For ESG Data Book 2025, the WPP Sustainability Reporting Criteria 2025 and PwC's 2025 Limited Assurance Report, see wpp.com/sustainabilityreport2025

WPP ANNUAL REPORT 2025 49

ASSESSING AND MANAGING OUR RISKS In order to carry out their duties comprehensively, each Risk Committee has secure access to a central pool of data from, or with the potential to affect, their agency. This data is crucial to their ability to recognise and monitor a full risk and compliance picture and the impact of actions taken as a result; and includes internal audit reports, internal controls over financial reporting (ICFR) results, general computing controls results, corroborated information from whistleblowers, findings from investigations, annual business risk maps and the results of our annual assessment of business integrity risks. BUSINESS INTEGRITY PROGRAMME Our business integrity programme is central to ensuring that the policies, procedures and control environment set by the Board are understood and adhered to across all geographies and markets. It is produced by mapping resources, systems and processes against WPP’s risk appetite (which the business integrity team, sitting within WPP’s legal function, helps the Board and WPP Risk Committee to set), governance requirements and regulator expectations and then crafting actions from the results for both the business integrity team and the Risk Committees. The success of our strategic objectives as discussed in this report depends to a significant extent on how we identify and address the current and emerging risks and uncertainties we face as a business. The Board, assisted by the Audit Committee, has oversight and responsibility for our approach to risk management, which is structured through our three lines of defence model and driven by our risk governance framework, our business integrity programme, our culture based on the principles set out in our Code of Business Conduct and our internal control environment. The Audit Committee reviews and considers the principal risk list on a quarterly basis and any potential emerging risks continually throughout the year. The Board has reviewed the design and effectiveness of this system during the year and up to the date of this report, and has carried out a robust assessment of the principal and any emerging risks that could impact our business. The system of controls described below is designed to manage and mitigate, but may not eliminate, the risk of failure to achieve our strategic objectives, and is not an absolute assurance against material misstatement or loss. RISK GOVERNANCE FRAMEWORK Key to our risk governance framework are our Risk Committees. Each agency has a global Risk Committee chaired by the CEO, with key senior managers participating, to ensure that leadership is proactively identifying (including through risk assessments, business risk maps and horizon scanning) and understanding the current, new, evolving and emerging risks across businesses and the remediation steps required from time to time in certain markets. We also have a WPP Risk Committee, which has oversight of all Risk Committees and itself reports to the Audit Committee. In addition, we have two sub-committees to focus on the detail of risks relating to data privacy, security and ethics and to controls at both WPP and agency levels, and three sub-committees to focus on procurement, treasury and tax risks and an AI Governance Committee at WPP level. The agenda of the Risk Committees is to review, monitor and advise on: compliance with laws, regulations, internal procedures and industry standards; the implementation of our compliance framework (including setting clear standards and reporting lines for the accurate and timely monitoring of exposures and certain risk types of importance); compliance policies and practices; and risks that present themselves throughout each agency. This agenda is framed by our business integrity programme and internal control environment. INTERNAL AUDIT FINDINGS AND SOX TEST RESULTS KEY RISK INDICATOR DATA FEEDS CERTIFICATIONS AND DISCLOSURES A g en cy R is k C om m it te es W PP R is k C om m it te e WHISTLEBLOWERS AND INVESTIGATIONS BUSINESS RISK MAPS BUSINESS INTEGRITY RISK ASSESSMENT WPP’S RISK GOVERNANCE FRAMEWORK BUSINESS INTEGRITY PROGRAMME INTERNAL CONTROLS WPP ANNUAL REPORT 2025 50 STRATEGIC REPORT

sessions throughout the year on ethics and integrity topics thought necessary or relevant such as anti-fraud, bribery and corruption, conflicts of interest, supply chain risks and gifts, hospitality and entertainment. This top-up programme is designed and scheduled in response to data collected and reviewed by WPP’s business integrity team, including from concerns raised and corroborated through investigations and our annual assessment of business integrity risks. It is underpinned with daily support on the ground from our regional compliance and ethics leads (within our business integrity team). The core of our policies is our Code of Business Conduct, which is reviewed annually by the Board and sets out the principal obligations of all of our people. As a company and as individuals we have a collective responsibility to behave in the right way, to live up to our values and to conduct our business with integrity. Our Code outlines the commitments we make to each other, our business partners, and others with a stake in what we do; equally therefore it is mirrored in our Supplier Code of Conduct, which all vendors and suppliers are required to sign up to before being onboarded. Both the Code of Business Conduct and the Supplier Code of Conduct were updated in 2025 to reflect latest updates in law and regulations, including the UK Economic Crime and Corporate Transparency Act’s fraud offence which came into effect on 1 September 2025. Actions for the business integrity team focus on tackling root causes of risk and include: – In respect of resources, championing and enhancing messages and examples from global, regional and local leadership with communications, training sessions, townhalls and practical guidance, know-how and resources for our people including guidance booklets to accompany policies and an increasing library of AI agents to facilitate, for example, policy Q&A, and providing ‘on the ground’ support for day-to-day queries from our agencies – In respect of systems, advising on the implementation of WPP’s policies, procedures and controls (including around internal reporting and approvals) and providing a compliance lens for the design and structure of our enterprise resource planning (ERP) environment (including promoting the leverage of its functionality to restrict access to key transactions to appropriate parties and to ensure adequate segregation of duties and assets) – In terms of processes, conducting an annual assessment of business integrity risks (which is constantly evolved in terms of which risks are within scope, the nature of assessment and the reporting and recommendations that emanate from the work), monitoring dynamic data feeds (including our financial reporting, internal audit findings and ICFR results), proactive management of self-certifications and disclosures from our people, ensuring that our supply chain aligns with our Supplier Code of Conduct, reviewing and investigating whistleblowing reports and tracking remediation efforts POLICIES, PROCEDURES AND CULTURE The quality and competence of our people, their integrity, ethics and behaviour, and the culture embedded within our businesses are all vital to our system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code, FRC guidance on risk management and internal controls, and the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework. In order to help our people make the right decisions, we provide a number of tools. The baseline reference is set out within WPP’s policies, supported as and when needed by guidance booklets, FAQ sheets and accounting guidelines. To help our people understand the ethical and business objectives set out in WPP’s policies, WPP has a mandatory online ethics training programme that all our people (including freelancers working for more than four weeks) are required to complete on an annual basis. This programme was refreshed and relaunched in March 2026 and comprises five modules: Safer Data; Anti-Fraud, Bribery and Corruption; Preventing Global Tax Evasion; Safe AI Use; and Sustainability. In addition, WPP’s business integrity team organises in-person and video call training  RESOURCES – Our people: everyone is accountable – Leadership – Communications, training and guidance – ‘On the ground’ support  SYSTEMS – ERP environment – Policies and controls – Financial reporting – Internal reporting and approvals  PROCESSES – Business integrity risk assessment – Identifying and monitoring dynamic data feeds – Whistleblowing and investigations – Internal and external due diligence – Certifications and disclosures – Remediation; and focus on root causes – Disciplinary measures including impact on compensation – Business risk maps WPP’S BUSINESS INTEGRITY PROGRAMME OUR RISK APPETITE GOVERNANCE REQUIREMENTS REGULATOR EXPECTATIONS ASSESSING AND MANAGING OUR RISKS WPP ANNUAL REPORT 2025 51 STRATEGIC REPORT

STRATEGIC REPORT

The principles of our Code of Business Conduct are embedded in our training courses and our senior managers are required to certify compliance with the Code on an annual basis through a digital certification and disclosure process.

Our AFBAC (Anti-Fraud, Bribery & Corruption) Policy prohibits any form of bribery, corruption or fraud across WPP and is supported by the Conflicts of Interest Policy and the Business Advisor Policy – the latter restricts the use of external business advisors and details the due diligence that must be undertaken and approvals needed in the limited cases where such advisors may be used. In 2025, WPP's business integrity team updated the AFBAC Policy, its accompanying AFBAC Guidance Booklet and related training programmes to reflect the latest regulator and government guidance on the UK Economic Crime and Corporate Transparency Act 2023.

Our Gifts, Entertainment & Hospitality Policy and its accompanying GEH Guidance Booklet sets limits, including on type, timing and value, on what may be given or received, supported in each agency by a gift register.

As noted above, our Code of Business Conduct for vendors and suppliers replicates all of these obligations in our supply chain. WPP's policies also include required practices in operational, tax, legal and human resource areas.

The application of our policies and procedures is monitored within each agency and by the internal audit, legal (in particular, the business integrity team), and risk and controls functions.

Breaches are investigated by our business integrity team sitting within WPP's legal function and, where appropriate, external advisors.

WPP's business integrity team has a mandate to make recommendations to realign and support WPP's agencies, where required, to manage and reduce risk. Recommended remediation can include disciplinary action, changes to systems, controls, approvals or functions, monitoring and training sessions. This approach is formalised through WPP's Whistleblowing Protocol and Investigations Protocol.

WPP's approach to performance rewards continues to support the risk management and internal control systems, reinforced by the WPP Risk Committee and the Compensation Committee.

WHISTLEBLOWING

WPP's Code of Business Conduct sets out our responsibilities to our people, partners and shareholders to act ethically and legally. We want to encourage a culture of integrity and transparency where our people make the right decisions automatically and instinctively.

Part of this culture is making sure that our people know how and feel comfortable to speak up and raise concerns with their managers or supporting teams, through WPP's business integrity team or by calling our Right to Speak hotline (which is confidential and allows for anonymity) if they experience, suspect or hear about behaviour which is at odds with the principles stated in our Code.

Every report received from a whistleblower is investigated and reported into the Audit Committee by WPP's business integrity team. In 2025, we continued to focus on our speak-up culture and a total of 589 reports were received from whistleblowers (2024: 609), 474 of which were through the Right to Speak hotline. This reflects a similar underlying trend year-on-year with the slightly higher number during 2024 tracked to certain issues prompting multiple reports at once. In 2025, the most commonly raised concerns were about respect in the workplace and protection of WPP's assets.

RISK IMPACT FROM WHISTLEBLOWER REPORTS 2025

All whistleblower reports received by the Group Chief Counsel and General Counsel, Corporate Risk, which includes all Right to Speak reports, are handled in line with WPP's Whistleblowing and Investigations Protocols and logged, investigated and tracked through to a conclusion, including any remediation or follow-up actions that might be required. Recommended remediation can include disciplinary action, changes to systems, controls and processes or wider review and monitoring for a particular time period.

TOTAL NUMBER OF REPORTS FROM WHISTLEBLOWERS


609
589
2024
2025

RISK IMPACT FROM WHISTLEBLOWER REPORTS
(%)


People
63%
Legal and regulatory
17%
Financial
7%
Clients
6%
Operational
5%
Data privacy, security and ethics
2%

ASSESSING AND MANAGING OUR RISKS
WPP ANNUAL REPORT 2025 52

The business review includes: client spending patterns; the macro and geopolitical environment; the possibility of winning or losing major business; succession and the addition or loss of key employees; regulatory changes; material ESG topics; and changes in accounting or corporate governance practice. To add to this, the WPP Risk Committee, supported by the business integrity team, runs an enterprise-wide risk management process. This leverages multiple data feeds including both centralised streams and digital business risk maps, alongside risk appetite statements and tolerances, and incorporates our internal risk management framework including around policies, controls and reporting (whether through disclosures, monitoring, audit work, investigation work or internal reporting processes). The resulting analysis allows risks to be monitored and tracked across all businesses and markets and feeds into the regular risk discussions of executive management, the Audit Committee and the Board. In addition, the Risk and Controls Group remains focused on driving continuous improvement in WPP’s internal control environment, looking at the design and implementation of internal financial controls as well as controls that support WPP’s risk framework. 3. INTERNAL AUDIT AND AUDIT COMMITTEE OVERSIGHT The internal audit function, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing programme for ICFR. Reports are also analysed for risk impact and root causes. Learnings generated from this analysis are converted into recommendations including for training sessions and practical resources by WPP’s business integrity team and implemented together with the support and input of the Risk Committees. WPP’s business integrity team also merges these learnings with other data feeds (both internal, such as revenue source and breakdown or margin patterns, and external, such as Transparency International’s Corruption Perception Index) to identify and focus on potential risk concerns. The nature of each report, action taken and outcome is reported to the Audit Committee. WPP is committed to providing a safe and confidential way for people with genuine concerns to raise them, and to do so without fear of reprisals. WPP does not tolerate any retaliatory behaviour against individuals reporting concerns and is equally committed to preserving the anonymity of an individual who makes a report and does not wish to have their identity revealed. The consequences of misconduct or retaliation range from individual performance management, training for a business or an office and one-on- one training or coaching for an individual through to staff relocation and staff dismissal. RISK MANAGEMENT We use a ‘three lines of defence’ model in relation to risk management. 1. COMPANY REVIEWS Each agency undertakes monthly and quarterly procedures and day-to-day management activities to review its operations and business risks, supported by our policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within its business. In addition, our companies must maintain and update documentation on their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data, and the provision of timely and reliable information to management. The information collated feeds up to each agency’s Risk Committee which uses it to assess and monitor current risk exposures, identify new and emerging risk types and any that rise to principal risk level, set future risk strategy, and compile it into reporting and insights for the WPP Risk Committee and executive management. 2. EXECUTIVE MANAGEMENT REVIEWS The agency reviews are communicated formally to executive management in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the management team presents a business review of each of the operations, including an assessment of the risks in each business and details of any change in the risk profile since the last Board meeting. ASSESSING AND MANAGING OUR RISKS WPP ANNUAL REPORT 2025 53 STRATEGIC REPORT

VIABILITY STATEMENT RISK ASSESSMENT ASSESSMENT OF PROSPECTS An understanding of the Group’s operating structure and strategy detailed on pages 10 to 12 is central to understanding its prospects. The Directors assess the Group’s prospects on a regular basis through the financial reporting and planning process, agency reviews at Board meetings, quarterly reviews of the agencies by the executive team and ongoing reviews of the Group’s profitability, cash flows and funding requirements. The Board reviews the longer-term risks and opportunities for the Group discussed in the Strategic Report. VIABILITY STATEMENT The Directors’ assessment of the Group’s viability has been made over a three-year period. This period has been chosen as it aligns with the period in which we believe our principal risks tend to develop, and is in line with the structure of long-term management incentives and the outputs from the long-range business planning cycle. The Directors’ assessment has been made with reference to: – The Group’s principal risks and how these are managed and the impact of a principal risk materialising – The ongoing reviews, short-term notice periods or assignment nature of many of the client engagements – The Group’s current financial position and prospects – Elevate28 strategy – The changes taking place in our industry – The long-term impact of technological disruption – The ongoing simplification of the Group structure and improvements in our integrated service offering to clients – The volatility of global economic conditions including the economic and geopolitical impacts of conflicts In testing the viability of the Group, we have undertaken a robust scenario assessment of the principal risks which could threaten the viability or existence of the Group. In the scenario modelling a range of severe but plausible scenarios were considered, including global instability & regulatory scrutiny, major client loss & reputational damage, major cyber attack & data breach, extreme weather events & ESG impact, and a net sales decline reverse stress test. Each of the scenarios was linked to WPP’s principal risks, and how this can lead to client loss, loss of reputation, contract breach, our inability to win new business, and the impact of a revenue less pass- through costs decline. The Group’s forecasts and projections took account of: (i) reasonably possible declines in revenue less pass-through costs; and (ii) whether the declines in revenue less pass-through costs required to utilise all of the group’s liquidity in the reverse stress test were reasonably possible and considered the group’s liquidity headroom after assuming the suspension of share buybacks, dividends and acquisitions, and access to public and private capital markets which would continue to be accessed proactively should any material risk to liquidity materialise. A range of revenue less pass-through costs declines have been modelled up to a decline of 22% determined by the reverse stress test, compared with the year ended 31 December 2025. In the most extreme scenarios tested, the Directors have considered the further actions that could be taken to mitigate negative cash flow impact and ensure additional liquidity, including cost mitigations of 43% of the decline in net sales and the suspension of share buybacks and dividends. The Directors have assumed that the Company will be able to refinance existing bonds and, as a result, the Group will continue to operate with sufficient liquidity available. However, the long-term viability of the Group could be impacted by other as yet unforeseen risks and the mitigating actions that have been put in place in respect of the principal risks could turn out to be less effective than intended. Having assessed the current position of the Company, its prospects and principal risks and taking into account the assumptions above, the Board has determined that it has a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the next three years. GOING CONCERN The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Financial Review on pages 26-30 and Principal Risks and Uncertainties on pages 55-62. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements. The notes also include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group consolidated financial statements have been prepared on the going concern basis. In performing its going concern assessment, the Group’s forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to quantify the level of revenue less pass-through costs declines compared to 2025, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity, supported by its committed facilities, and be able to meet its liabilities as they fall due and for a period of at least a year from the date the financial statements are signed. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a year from the date of this report. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements. ASSESSING AND MANAGING OUR RISKS WPP ANNUAL REPORT 2025 54 STRATEGIC REPORT

PRINCIPAL RISKS AND UNCERTAINTIES PRINCIPAL RISK POTENTIAL IMPACT HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES ECONOMIC RISK Adverse economic conditions, including those caused by conflicts, severe and sustained inflation and currency volatility in key markets where we operate, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of our clients’ products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations. Economic conditions, including inflation, currency volatility and increasing interest rates among others, have a direct impact on our business, results of operations and financial position. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses. Our client portfolio is diverse, consisting of organisations operating in different industry sectors and across a broad geographical spread, all of which helps to mitigate the impact of any specific challenges that individual clients or markets might be facing. In addition, our Global Client Lead (GCL) and account teams work proactively with our clients to understand the challenges they are facing, anticipate and determine general trends in marketing spend and develop pre-emptive plans to prepare, redeploy resources and manage costs according to expected shifts. GEOPOLITICAL RISK Geopolitical tensions and an increase in conflicts continue to have a destabilising effect in our markets and across geographical regions. Alongside an adverse effect upon the economic outlook, there is a general erosion of trust in institutions and - in relation to global cooperation and integration – an increasing political focus both on national interests and regional convergence. Such factors and economic conditions may be reflected in our clients’ confidence in making longer-term investments and commitments in marketing spend. Actual and threatened geopolitical tension and conflicts lead to greater uncertainty, supply chain risk and economic instability, and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets. We work closely with our in-country teams, third-party advisors, clients and other agencies in monitoring the level and nature of geopolitical issues, events and developments across all markets and regions. Our primary focus is the safety and security of our people, and for extreme events or periods of disruption we have developed a series of crisis and response plans with clear lines of escalation to the Board and Executive Committee that focus upon the wellbeing of our people and their families. We have detailed operational and financial plans, developed through the consideration of a range of potential scenarios and outcomes that are continuously monitored and, if required, used to make interventions and support decision-making over our operations, investments and advice to clients. This includes the identification of priority services and their key dependencies and the development of market-specific incident response and service continuity plans to best ensure business operations are resilient to external factors. STRATEGIC PLAN The failure to successfully execute the strategic plan published in February 2026 to simplify and integrate our client proposition, restore growth and drive long-term value, including the failure to simplify our operating model and strengthen execution as well as transform our go-to-market strategy. Failure also to unlock the target cost savings which will enable a reallocation of investment to the growth building blocks and implementation of the updated approach to capital allocation, both of which underpin the strategic plan. A failure or delay in implementing the strategic plan or distracting teams from winning or growing market share may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects. Board oversight of the implementation of the strategic plan and Group-wide change management, and regular briefings and discussions on the Group’s response to and progress with simplifying our operating model, simplifying and integrating our client proposition, engaging clients on the products offered by WPP Open and external threats including economic and geopolitical risks. The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan, and convenes regularly to discuss the Group’s response to and implementation of the measures highlighted in this table to mitigate the impact of the principal risks and uncertainties on the Group’s operations, people, clients and financial condition. The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2025 and up to the date of this report, which are described in the table on this and the following pages. KEY   Increased risk     No change from last year WPP ANNUAL REPORT 2025 55 STRATEGIC REPORT

STRATEGIC REPORT

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
AI		
Failure to adapt to the pace of change in the tech landscape and AI and to optimise, deploy and engage clients in the suite of products offered by WPP Open, our agentic marketing platform, may impact the overall operation of the business. WPP may incur costs when ensuring it can comply with the introduction of AI laws and regulations, including the EU AI Act. This would be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to. IP laws, and in particular the analysis of copyright infringement, are evolving in generative AI specifically. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client work. The use of AI agents within our operations, particularly in client-facing or decision-making roles, introduces risks related to unintended or erroneous outputs, lack of transparency in their decision-making processes, or the potential for misuse if compromised.	Without the automation and efficiency gains offered by generative AI, and AI more broadly, we may experience increased costs and inefficiencies in our operations, impacting profitability and competitiveness. Clients expect us to use generative AI-driven tools and technologies in our services and deliverables and are increasingly able to purchase and use licences to such tools and technologies themselves. If we fail to optimise and deploy the suite of products offered by WPP Open and/or fail to continue to advance and evolve our commercial model around end-to-end marketing (planning, media, production and commerce) and WPP Open's ability to connect people, tools, data and intelligence to deliver that, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients, and allow an opportunity for AI vendors to contract directly with our clients. Falling behind new and emerging competitors leveraging the opportunities AI offers to gain a competitive advantage could result in lost market share, decreased revenue and reduced profitability. Generated materials may infringe third-party IP resulting in legal costs and client reputation impact. Client dissatisfaction, reputational damage and financial penalties could result if AI agents act outside established ethical guidelines or regulatory frameworks.	The Chief AI Officer, working together with the CEO and CTO, is responsible for the strategic direction of generative AI in the business. We have established an AI Governance Committee which oversees the application and adoption of, and risks associated with, generative AI across WPP. This Committee includes the CEO, CTO and Chief Privacy Officer and other senior stakeholders in the business with responsibility for the safe and responsible use of generative AI within WPP. We have developed and continue to invest in WPP Open, which is available to all staff in order to support our work and deliverables both internally and for clients and, within that, WPP Open Intelligence which allows teams, clients and partners to collaborate on data in real time, while keeping all first-party data private and secure within the Group, driven by patented technology within InfoSum, which was a strategic acquisition for WPP in April 2025. We have established partnerships with leading generative AI platforms, technologies and companies, including Google and Adobe. We actively monitor the changing regulatory landscape and the introduction of new laws regulating AI to assess the impact on our business and work, including detailed review of the EU AI Act and evolving IP laws (including copyright), and how they will impact how we service our clients. We have established the WPP AI Governance Framework, providing a comprehensive approach to managing AI risks and ensuring responsible adoption, ethical standards and regulatory compliance, including with the EU AI Act. Our AI activities are guided by six WPP AI Principles covering data provenance, transparency and ethical awareness. The framework also includes robust use-case management, AI-specific controls, mandatory training, and continuous monitoring of evolving regulations to proactively adapt our approach and ensure responsible AI use. We have a comprehensive due diligence process in place to review the third-party AI tools/platforms used in the business. This process considers the use case for the tool/platform and includes reviews of the security, legal and technology aspects of the tool/platform as well as sources of underlying learning data, where applicable, to develop a 'traffic light' approach to risk. We have implemented the WPP AI Agent Governance Framework, a structured and risk-based approach that classifies agents and applies proportional oversight throughout their life cycle, from creation to retirement. This framework includes defined life cycle checkpoints and clear responsibilities to ensure agents are managed responsibly, mitigating risks of unintended outputs and ensuring compliance. While AI provides many opportunities (including efficiencies and new services and offerings), we also continue to review and consider the impact around our business model through the AI Governance Committee, reporting to the Board and Audit Committee on identified risks and impacts.

PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 56

PRINCIPAL RISK POTENTIAL IMPACT HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES IT AND SYSTEMS We continue to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support WPP’s strategic plan while maintaining the operational performance and security of core systems. WPP is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions. Failures or delays in providing these functions could have an adverse effect on our business.   Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings. Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery. The Board and management team provide oversight and governance of the most important IT and systems change initiatives the business is pursuing. Detailed plans have been prepared for each major systems initiative and overall progress, challenges and risks are monitored as part of our project management processes and discussed in dedicated steering committees which also agree upon any corrective action that may be required, including around supplier resilience. Progress reports are also completed as part of regular briefings that the Board receives on the overall implementation of the strategic plan. CLIENT LOSS We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors, or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending, or to new entrants who offer clients a licence to create content or personalise at scale, could have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.   The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified or restructured is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, professional services, consultants and consulting internet companies and new entrants. Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to demand changes in the market and to evolve our structure and commercial model around end-to-end marketing, or as a consequence of any loss of reputation, and may be limited by clients’ policies on conflicts of interest. The strategic plan published in February 2026 places emphasis on simplifying and integrating our client proposition, restoring growth and driving long-term value, including simplifying our operating model and strengthening execution as well as transforming our go-to-market strategy. Renewed investment in WPP Open, our agentic marketing platform, and increasing engagement and deployment with clients and WPP Open including WPP Open Pro (launched in October 2025) and Agent Hub (launched in January 2026). Continuous improvement of our creative, media and production capabilities and reputation of our businesses. The development and implementation of senior leadership incentives to align more closely with our strategy and performance. Business review at every Board, Executive Committee and agency management meeting to identify client loss. Monthly updates to the executive management team on the status of WPP’s major clients and upcoming pitches for potential new clients. Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity. Board focus on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. A continued simplification of our organisational structure (and therefore structural cost savings) and collaborative working through campus co-locations. KEY   Increased risk     No change from last year PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 57 STRATEGIC REPORT

STRATEGIC REPORT

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CLIENT CONCENTRATION		
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 21.4% of net sales in the year ended 31 December 2025. Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.	Business review at every Board meeting and regular engagement at executive level with our clients including GCL and business development teams monitoring (including through client satisfaction surveys) and supporting growth of client relationships. A 'new and existing business' tracker is reviewed by the Executive Committee on a monthly basis with regular updates provided to the Board. Increased flexibility in the cost structure (including incentives, consultants and freelancers).
PEOPLE, CULTURE AND SUCCESSION		
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract and develop key media, creative, production, technology and management talent; are unable to retain and incentivise key talent; or are unable to adapt to new ways of working including through workforce responsive to, for example, the incorporation into team architecture and management of intelligent systems and capabilities, and accountabilities required for that.	We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients. We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.	The Compensation Committee provides oversight for WPP's compensation and incentive plans, which are structured to provide retention value by, for example, paying part of annual incentives in shares that vest two years after grant date. WPP's People Pulse provides the Board, Executive Committee and senior leaders across WPP with the general sentiment, opinions and concerns of employees. In 2025, almost 40,000 people responded with over 20,000 open text responses. Headline findings included general and local views on practical AI enablement, communications and engagement, career growth, wellbeing and inclusion, and have contributed to the menu of initiatives available to our people. In 2026, People Pulse will develop into shorter, more frequent pulses focusing on AI, clients and people to reflect our business priorities and enable WPP to respond quickly to what matters most. We continue to work across WPP to embed collaboration and invest in training and development to retain and attract talented people with 47,000+ unique users and 196,000+ completions within our Future Readiness Academies, which offer an ever-growing library of on-demand training including cutting-edge AI skills. 65,000 employees trained on our AI Training Hub which launched in 2025. We are also focused on the future and potential for a hybrid pool of talent as intelligent systems are incorporated into team structures and organisation charts and what that means in terms of leadership accountability and capabilities and training required to manage AI agents alongside human talent. Co-located campus properties increase the cooperation across our agencies and provide extremely attractive and motivating working environments. Our real estate teams work closely with people teams across the business to consider how space is being utilised to support collaboration and innovation, and also operations: co-locating our people in fewer, higher-capacity campus buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. Looking ahead, succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of WPP is undertaken by the Board and Nomination and Governance Committee on a regular basis, and a pool of potential internal and external candidates is identified for both emergency and planned scenarios.

PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 58

STRATEGIC REPORT

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CYBER AND INFORMATION SECURITY		
WPP has in the past, and may in the future, experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk has increased as the prevalence and sophistication of generative AI means there are both human and AI-generated attacks. Attackers are increasingly leveraging AI and agentic systems to automate and scale their offensive capabilities, leading to the deployment of more sophisticated, evasive and rapidly evolving cyber threats. Such an attack may also affect suppliers and partners through the unauthorised access to, or manipulation, corruption or destruction of, data. Increased risk	We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss. The imposition of sanctions and the associated geopolitical situation following conflicts continue to trigger an increase in cyber attacks generally. AI enables attackers to develop highly customised and adaptive attack vectors, making them difficult to detect and defend against using traditional security tools. Automation through AI can significantly amplify the scale and speed of attacks, overwhelming our human defensive response capacities. AI can help attackers identify and exploit weaknesses in defensive systems more effectively. AI-generated content (for example, deepfakes or highly personalised phishing emails) can make social engineering attacks far more convincing and widespread.	WPP has a single IT control framework that is mandatory for all WPP agencies and is aligned to the WPP Data Privacy & Security Charter, NIST, ISO 27001 and COBIT. We monitor and log our network and systems through the WPP 24/7 Cyber Security Operations Centre, as well as undertaking threat intelligence activities, vulnerability scanning and penetration testing, where appropriate. Breach and attack simulation software provides continuous assessment and incident response plans, and playbooks are tested, with lessons learned and improvements made. We continually raise our people's security awareness through our mandatory WPP Safer Data training and rolling phishing simulation and education programmes. We also run lessons-learned exercises on any major industry breach. These lessons feed our cyber strategy with either long-term strategic improvement or tactical short-term projects, and drive the strengthening of our identity controls and protections. WPP's Data Privacy, Security & Ethics Risk Committee (a sub-committee of the WPP Risk Committee) meets quarterly and includes WPP's Chief Information Officer, Chief Information Security Officer, Chief Privacy Officer, Chief Sustainability Officer and Chief Technology Officer. This sub-committee is responsible for identifying and responding to privacy, technology, data and cybersecurity risk across WPP. We are developing, evaluating and integrating advanced AI-powered defensive strategies and tools into our security operations to supplement human resources. We are implementing a security architecture that can integrate new technologies and methodologies to combat evolving AI threats, coupled with regular testing and simulation, red-teaming and penetration testing that incorporate AI-powered attack scenarios to validate the effectiveness of our defences and identify vulnerabilities.
CREDIT RISK		
We are subject to credit risk through the default of a client or other counterparty. Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations. No change from last year	We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days. We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance. We work closely with our clients to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media. Treasury and our liquidity position is a recurring agenda item for the Audit Committee and Board. Increased management processes to manage working capital and review cash outflows and receipts.

KEY

Increased risk   No change from last year

PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 59

STRATEGIC REPORT

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
INTERNAL FINANCIAL CONTROLS		
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place. If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in WPP and the market price of our ADRs and ordinary shares.	Failure to ensure that our agencies have robust control environments, or that the services we provide and trading activities within WPP are compliant with client obligations, could adversely impact client relationships and business volumes and revenues. If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of WPP's ADRs and ordinary shares.	Transparency and contract compliance are embedded throughout the Group and reinforced by audits at a WPP and agency level. Regular monitoring of key performance indicators for trading is undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Board and the Audit Committee. Our controls function is responsible for the design of financial, operational, reporting and compliance controls across WPP and, under the direction of our Group Financial Controller, performs an evaluation of the effectiveness of our internal control over financial reporting. Our technical accounting function supports both these review efforts and complex accounting matters and judgements, and changes in accounting standards. Alongside the ongoing ERP deployment and finance shared service optimisation programmes, management has set clear control enhancement objectives as part of the ongoing and continued development of WPP's controls culture, and has formalised its continuous improvement activities into a controllership enhancement programme. Management is committed to maintaining a strong internal control environment, with appropriate oversight and monitoring, from controls committees which sit at WPP and at agency level as sub-committees of the Risk Committees and meet quarterly, and from our Audit Committee.
DATA PRIVACY		
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The use of AI, while offering significant benefits, introduces specific data privacy risks related to data collection, model training and automated decision-making. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets: – Security of this type of data is exposed to escalating external threats, that are increasing in sophistication, as well as internal data breaches – Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)	We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance: – WPP has experienced in the past, and may again in the future, a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects – Restrictions or limitations on international data transfers could have an adverse effect on our business and operations – Misuse or unintended consequences of AI technologies could lead to breaches of data privacy, reputational damage and regulatory scrutiny	We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms to limit any potential disruption (for example, Standard Contractual Clauses (SCCs) instead of the US Data Protection Framework). We implement extensive training on data protection regulations (including GDPR and CPPA) and roll out toolkits to assist our people with their implementation. We have a Chief Privacy Officer and Global Data Protection Officer in role and supported by a Data Protection Office. Data privacy activities across WPP are governed by the WPP Data Privacy & Security Charter and follow the WPP Privacy Management Framework. WPP's Data Privacy, Security & Ethics Risk Committee (a sub-committee of the WPP Risk Committee with responsibility for identifying and responding to privacy, technology, data and cybersecurity risk) meets quarterly and includes WPP's CIO, CISO, Chief Privacy Officer, DPO, Chief Sustainability Officer and CTO. Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security. The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed. Tailored risk assessments have been conducted for key business functions, including finance, security, enterprise technology and people, to identify and mitigate specific data privacy risks associated with AI implementation within those areas. These assessments inform function-specific policies, procedures and training programmes. Annual reporting to the Audit Committee on significant regulatory changes, data privacy risks and steps taken to mitigate those risks.

PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 60

PRINCIPAL RISK POTENTIAL IMPACT HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES TAXATION WPP’s tax charge could be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates. The global tax environment remains highly complex and subject to frequent regulatory changes and evolving interpretations. These dynamics present inherent compliance risks.   Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge and our liquidity position. Failure to comply with local and international tax rules could result in financial penalties, reputational damage and can compromise relationships with local tax authorities. To ensure robust governance and proactive risk management: – We actively monitor any proposed regulatory or statutory changes and consult with government agencies where possible on such proposed changes – Bi-annual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management – We engage advisors and legal counsel to obtain opinions on tax legislation and principles – We seek to identify, evaluate and mitigate operational tax risks through our tax control framework – The WPP Tax Risk Committee (a sub-committee of the WPP Risk Committee with responsibility for identifying and managing tax risks) meets quarterly and consists of senior WPP group tax and group finance members REGULATORY We are subject to strict anti-corruption, anti-bribery, anti-fraud and anti-trust legislation and enforcement in the countries in which we operate.   We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to fraud, bribery and corruption or failure to instil business practices that prevent both human and AI-generated fraud and corruption could expose us to civil and criminal sanctions and negatively impact our reputation or financial condition. Online and in-country ethics, anti-bribery, anti-corruption, anti-fraud and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Business Conduct and AFBAC Policy. A continuously evolving business integrity programme to ensure compliance with our codes and policies and remediation of any breaches of policy. Continuous communication of the confidential, independently operated Right to Speak helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported on a regular basis to the Audit Committee. Due diligence on acquisitions and on selecting and appointing suppliers, an actively managed disclosure programme and approvals process around conflicts of interest including related party interests and (separately) around gifting, entertainment and hospitality, and restrictions on the use of third-party consultants in connection with any client pitches. Shared financial services in the markets in which we operate and a controls function which operates at WPP and at agency level. Risk committees are well established at WPP and across the agencies to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets. For details of the risk committees’ responsibilities and our business integrity programme, see pages 50-53. KEY   Increased risk     No change from last year PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 61 STRATEGIC REPORT

STRATEGIC REPORT

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
SANCTIONS		
We are subject to the laws of the US, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us, and reputational damage and withdrawal of banking facilities which could materially impact our results.	Online training to raise awareness and seek compliance and updates for our agencies on any new sanctions. Regular briefings to the Audit Committee and constant monitoring by the WPP legal function with assistance from external advisors of the sanctions regimes. Executive Committee briefed and working with the WPP legal function to ensure compliance with escalating sanctions as a consequence of conflicts.
ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)		
The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters. The Group could be subject to increased costs to comply with the potential future changes in ESG law and regulations. This includes the EU Corporate Sustainability Reporting Directive (CSRD) and the IFRS Sustainability Standards. A failure to manage the complexity in carbon emission accounting for marketing or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation. We are susceptible to reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.	More frequent extreme weather and climate-related natural disasters could include storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations. We could be subject to increased costs to comply with potential future changes in ESG laws and regulations. This includes increasing carbon offset pricing to meet our climate commitments. Increased investment may also be required to renovate and electrify buildings, embed sustainability in AI development and develop internal ESG reporting capacity and capabilities. In addition, carbon-emission accounting methodologies continue to evolve. This may result in the need for future emissions restatements to reflect measurement changes. Furthermore, as societal consciousness around climate change evolves, our sector is seeing scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account their impact and stakeholder concerns around climate change. Additionally, WPP serves some clients whose business models are under increased scrutiny, for example, energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards.	Our risk and resilience function provides global standards for operational resilience: strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale. This includes extreme weather events, for which the Employee Assistance Programme is also activated where appropriate. Our ESG compliance roadmap delivers against our regulatory obligations, including for the EU Corporate Sustainability Reporting Directive. Our Transition Plan will provide the roadmap to achieving our carbon-reduction commitments. As part of this plan and through our work to decarbonise media and media supply chains, we are exploring opportunities to improve accounting for emissions from media. To manage the cost and quality of carbon credits purchased to offset residual emissions, WPP's Sustainability Policy and Environmental Policy include policy guidance around offsetting. The Board Sustainability Committee gives increased focus on sustainability and implementation of our plans and policies. ESG reporting has been embedded in the Terms of Reference of the Audit Committee, providing increased focus on the development of our non-financial reporting capabilities. Measuring and monitoring sustainability KPIs is critical to meet our sustainability strategy and targets. We are embedding ESG controls across our operations to enhance the accuracy of our disclosures across material ESG topics. The WPP Sustainability Academy offers core modules covering Climate Essentials and Green Claims and is accessible to all employees globally, and is complemented by tailored content in key regions and functions. We have developed internal tools to help our people identify potentially environmentally harmful briefs. These tools embed sustainability-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Business Conduct. Our Assignment Acceptance Policy and Framework and Green Claims Guide provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake. **Further information on ESG governance and ESG reporting is provided in the Sustainability section of this report (pages 31-49)**

PRINCIPAL RISKS AND UNCERTAINTIES WPP ANNUAL REPORT 2025 62

IN THIS SECTION Chair’s governance statement 64   Compliance with the UK Corporate Governance Code 65  Our Board 66  Our Executive Committee 69  Division of responsibilities  71 How our Board engages with stakeholders 72  Board activities  76  Composition, succession and evaluation 77  Nomination and Governance Committee report 79  Audit Committee report 84  Sustainability Committee report 91  Compensation Committee report  93  Statement of Directors’ responsibilities  132  CORPORATE GOVERNANCE WPP ANNUAL REPORT 2025 63

CHAIR’S GOVERNANCE STATEMENT During the year, we began consultation with shareholders on a new compensation policy, including the introduction of more robust growth-related performance measures designed to strengthen alignment between pay, delivery and shareholder value creation. This formed part of a wider programme of engagement with our shareholders and other stakeholders, which I detail in my statement at the beginning of this Annual Report. I am pleased to report that this year’s Board evaluation, conducted internally by our Senior Independent Director, showed the Board is working effectively, while acknowledging the evaluation was conducted during a year of transition. More details on the evaluation, including key areas of focus identified for 2026, can be found in the Nomination and Governance Committee report on page 79. At WPP we have a robust and responsive approach to governance that is designed to serve the interests of our shareholders and wider stakeholders. The following pages provide further details of how we implemented that approach in 2025. We look forward to building on these foundations as we continue to evolve our governance practices in the year ahead. Philip Jansen Chair 19 March 2026 One of the principal outputs of this process was the new strategy announced by the management team in February. Monitoring and supporting the progress of its execution is our number one priority for the year ahead. The Board is fully aligned with the strategy and believes WPP has what it needs to succeed in today’s business and marketing environment. That said, market conditions are fast-changing, geopolitical and macroeconomic uncertainty is high, and any turnaround comes with risk. We describe our principal risks and uncertainties, and our approach to managing them, from page 55 of this report. Maintaining an appropriate balance of skills and experience at executive and Board level, and looking ahead to the next generation of leaders, is a continuous element of the Board’s oversight. The Board has engaged regularly with senior leaders and emerging talent, supporting the Company’s objective of a high-performing team today and a strong pipeline for the future. Cindy has made a number of leadership appointments and changes to align with the new strategy, which the Board has supported. While the Board itself has a good mix of sector background, expertise and length of tenure, we have continued to review composition to ensure we have the right make-up to support the new strategy. The Board recognises the importance of diversity to good governance and decision- making, and WPP continues to exceed the UK board diversity recommendations of the FTSE Women Leaders Review and the Parker Review. We are pleased that, as at the date of this report, we have gender parity on the Board, and that three of the most senior roles – CEO, CFO and Senior Independent Director – are held by women. On behalf of the Board, I am pleased to introduce the Corporate Governance section of WPP’s Annual Report for 2025. This section outlines how the Board has applied the principles of the UK Corporate Governance Code, and describes our most important activities during the year. Planning for and delivering leadership succession is a critical component of effective governance and in 2025 the Board oversaw the appointment of a new Chief Executive Officer following the announcement in June that Mark Read would be retiring from the role. In July we announced that Cindy Rose would step down as a Non-Executive Director and become CEO of the Company in September. You can find more details of this process in the Nomination and Governance Committee report on page 79. The Board’s job is to support the health and resilience of the Company and to ensure effective governance, controls and accountability. In 2025 that meant intensifying oversight and constructive challenge, and making sure the organisation was positioned for an effective reset. With a new Chair and CEO in place, the Board focused on how performance is monitored across the business, how issues are escalated, and how plans translate into delivery. We have given particular attention to growth in and retention of key client relationships, alongside new business performance, and to ensuring clear ownership of outcomes. We have also continued to look closely at performance management, career development and capability-building. At WPP we have a robust and responsive approach to governance that is designed to serve the interests of our shareholders and wider stakeholders.” PHILIP JANSEN CHAIR, WPP WPP ANNUAL REPORT 2025 64 CORPORATE GOVERNANCE

COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE Following the publication of the UK Corporate Governance Code 2024 (the ‘Code’), the Board and its committees have considered the amendments which have been made in order to determine any actions needed to ensure our continued compliance with the requirements of the Code, in force as at 31 December 2025. During the year ended 31 December 2025, the Company was compliant with the provisions of good governance contained in the Code. The table below shows where shareholders can find further information on how the Company has applied the principles of the Code. The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE). The Company is therefore subject to the rules of the NYSE, as well as to US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. As the Company follows UK corporate governance standards, differences from the NYSE governance standards are summarised in the Company’s Form 20-F filing. A copy of the Code is available from the Financial Reporting Council’s website at frc.org.uk Please see page 87 for details of ongoing preparatory work for the introduction of Provision 29 of the Code 3. COMPOSITION, SUCCESSION AND EVALUATION – The composition of the Board, along with members’ biographies and tenure, is on pages 66-68 – The Nomination and Governance Committee report is on pages 79-83 and provides information on the Committee’s work this year, including succession planning – The outputs of the Board performance review are on page 81 4. AUDIT, RISK AND INTERNAL CONTROL – Our Viability Statement and how we assess and manage our risks are on pages 54-62 – The Audit Committee report on pages 84-90 provides details of the Committee’s oversight of the financial reporting process, the review of our risk management and internal control framework and responsibilities relating to internal and external audit 5. REMUNERATION – The Compensation Committee report on pages 93-131 sets out responsibilities relating to the Compensation Policy and determining executive and senior management arrangements 1. BOARD LEADERSHIP AND COMPANY PURPOSE – The role of the Board is set out on page 71 – The Board’s approach to engagement and statement on Section 172 factors is on page 73 – How the Board and management have engaged with stakeholders and the outcomes achieved are on pages 72-75 – An overview of the Company’s mission is set out on page 10 – How the Board promotes and assesses the embedding of desired culture is set out from pages 18-19, 37-38 and 75 – Our strategy, overseen by the Board, is set out from page 10 – A summary of our Group policies and practices is on pages 40 and 51-52 2. DIVISION OF RESPONSIBILITIES – Our Governance Model on page 71 sets out the division of responsibilities between the Chair, CEO, Non-Executive Directors and Company Secretary – Details of each Board committee are provided in the respective committee reports from pages 79-131 WPP ANNUAL REPORT 2025 65 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

OUR BOARD



PHILIP JANSEN
CHAIR

Appointed: 16 September 2024 (Chair from 1 January 2025) C N

Nationality: British

Skills and experience:
With his marketing background and experience leading technology and consumer goods companies, Philip has deep insight into the marketing services industry. Philip is Non-Executive Chairman of Heathrow Airport Holdings Limited and Chairman of XPlor Technologies. He was previously CEO of BT Group from 2019 to 2024 and, before that, the CEO of Worldpay. Earlier roles include CEO and subsequently Chairman of Brakes, as well as COO of Sodexo Group. Philip began his career at Procter & Gamble, before holding Marketing and Commercial Director roles at Dunlop Slazenger and later serving as COO of MyTravel. He was a Non-Executive Director of Travis Perkins for four years and is a Senior Advisor at Bain Capital.

External appointments:
Chairman, Heathrow Airport Holdings Limited; Chairman, XPlor Technologies; Trustee, Wellbeing of Women; Senior Advisor, Bain Capital.



CINDY ROSE OBE
CHIEF EXECUTIVE OFFICER

Appointed: 1 April 2019 (Chief Executive Officer from 1 September 2025)

Nationality: British and American

Skills and experience:
Cindy has extensive experience as a leader in the technology, telecommunications, media, entertainment and creative sectors, and she offers deep expertise in digital transformation and global enterprise. Prior to becoming CEO of WPP, Cindy held senior executive positions at Microsoft for nine years, most recently as Chief Operating Officer, Global Enterprise. Cindy also served as President of Microsoft Western Europe, and CEO of Microsoft UK. Earlier in her career, she held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, culminating as Senior Vice President and Managing Director of Disney Interactive Media Group, EMEA. Cindy also served as a Non-Executive Director of the WPP Board from 2019 until her CEO appointment. Cindy is a graduate of Columbia University and New York Law School.

External appointments:
Advisory Board Member, Imperial College Business School in London and McLaren.



JOANNE WILSON
CHIEF FINANCIAL OFFICER

Appointed: 19 April 2023 (Chief Financial Officer from 27 April 2023)

Nationality: Irish

Skills and experience:
Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joined WPP from Britvic, where she was Chief Financial Officer and Chair of the ESG Committee. Prior to this Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science. Joanne began her career at KPMG, where she qualified as a chartered accountant.

External appointments:
Non-Executive Director, Informa plc.

COMMITTEE MEMBERSHIP KEY

- A Audit
- C Compensation
- N Nomination and Governance
- S Sustainability
- ● Committee Chair

WPP ANNUAL REPORT 2025 66

INDEPENDENT NON-EXECUTIVE DIRECTORS ANGELA AHRENDTS DBE SENIOR INDEPENDENT DIRECTOR, NON-EXECUTIVE DIRECTOR Appointed: 1 July 2020   Nationality: American and British citizenship Skills and experience: Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015. External appointments: Lead Independent Director, Ralph Lauren Corporation; Non-Executive Director, Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, charity: water; Member of CEO Circle, Imagine; Director, The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board; Senior Operating Advisor, SKKY Partners. SIMON DINGEMANS NON-EXECUTIVE DIRECTOR Appointed: 31 January 2022   Nationality: British Skills and experience: Simon has extensive business, capital markets, technology, corporate finance and governance experience. He is Chairman of Genomics Limited and is also a Non-Executive Director of Vodafone Group plc and Avantor, Inc. He was previously CFO of GlaxoSmithKline plc from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years, firstly at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner. Simon also previously served as Chairman of Calastone limited as well as the Financial Reporting Council. External appointments: Chairman, Genomics Limited; Non-Executive Director, Vodafone Group Plc; Non-Executive Director, Avantor, Inc.; Trustee, The King’s Trust. SANDRINE DUFOUR NON-EXECUTIVE DIRECTOR Appointed: 3 February 2020   Nationality: French Skills and experience: Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She is currently CFO of UCB, a global pharmaceutical company. Previously Sandrine was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group. External appointments: Chief Financial Officer, UCB. External appointments: Chair, The King’s Trust; Chair, LINK; Chair, Iternal Limited; Founder and Chair, African Gifted Foundation; Non-Executive Director, Civic Net Zero Limited. TOM ILUBE CBE NON-EXECUTIVE DIRECTOR Appointed: 5 October 2020   Nationality: British Skills and experience: Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. Tom is Chair of The King’s Trust and Chair of LINK. He was Chair of the RFU from 2021 to 2024. Prior to that, he was on the Board of the BBC from 2017 to 2021. Tom is an Honorary Fellow of both Jesus College and St Anne’s College, Oxford and has several honorary doctorates. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK. External appointments: Non-Executive Director, J Sainsbury plc and i-Genie; Trustee Director, Business in the Community; Board Trustee, Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Alix Partners; Advisory Board Member McLaren. KEITH WEED CBE NON-EXECUTIVE DIRECTOR Appointed: 1 November 2019 Nationality: British Skills and experience: Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s sustainability programme. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc. Our Board WPP ANNUAL REPORT 2025 67 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

INDEPENDENT NON-EXECUTIVE DIRECTORS



JASMINE WHITBREAD
NON-EXECUTIVE DIRECTOR

Appointed: 1 September 2019 C S

Nationality: British and Swiss

Skills and experience:
Jasmine's experience spans marketing, technology, finance, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP's client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously Chair of the Board of Travis Perkins plc and a Non-Executive Director of BT Group plc and Standard Chartered plc.

External appointments:
Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University; Vice-President of the International Advisory Council, Institute of Business Ethics.



DR. YA-QIN ZHANG
NON-EXECUTIVE DIRECTOR

Appointed: 1 January 2021 S

Nationality: American

Skills and experience:
Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited, ChinaSoft International Limited. He is also Chair Professor of AI Science at Tsinghua University.

External appointments:
Non-Executive Director, AsiaInfo Technologies Limited, ChinaSoft International Limited and Horizon Robotics; Chair Professor, AI Science and Professor, Institute for AI Industry Research, Tsinghua University; Board Member, Philanthropy Asia Alliance.



BALBIR KELLY-BISLA
COMPANY SECRETARY

Appointed: 27 April 2020

Nationality: British

Skills and experience:
Balbir has significant governance experience across various roles in listed companies. Balbir was Group Company Secretary at William Hill from 2020 to 2021. Prior to joining William Hill, Balbir was Director of Investor Relations at GlaxoSmithKline plc (GSK), leading on engagement with ESG-focused investors, and before that held company secretarial roles at GSK, Lastminute.com, Royal & Sun Alliance and Segro plc.

External appointments:
None.

Other Board members during the year:
- Mark Read stepped down from the Board on 1 September 2025
- Andrew Scott stepped down from the Board on 31 December 2025

NON-EXECUTIVE DIRECTOR TENURE AS AT 31 DECEMBER 2025

0–3 YEARS	3-6 YEARS	6-9 YEARS
1	5	2
Philip Jansen	Angela Ahrendts Simon Dingemans Sandrine Dufour Tom Ilube Dr. Ya-Qin Zhang	Keith Weed Jasmine Whitbread

OUR BOARD WPP ANNUAL REPORT 2025 68

OUR EXECUTIVE COMMITTEE DEVIKA BULCHANDANI CHIEF OPERATING OFFICER, WPP Devika is WPP’s Chief Operating Officer, having previously served as CEO of Ogilvy since 2022. She joined the agency in 2021 after spending 26 years at McCann. Under her leadership, Ogilvy was named the most creative and effective global agency network in both 2023 and 2024 by WARC. The Executive Committee of WPP is responsible for leading the Company and executing its strategy. Its members lead WPP’s largest agency networks and central corporate functions. MARIE-CLAIRE BARKER CHIEF PEOPLE OFFICER, WPP Marie-Claire was appointed Chief People Officer of WPP in 2025, having previously been Global Chief People Officer at GroupM. Prior to this she held the roles of Global Chief Talent Officer at Edelman, MEC Global (now Wavemaker) and Ogilvy. Marie-Claire first joined WPP in 2002 as VP of HR at OgilvyOne Worldwide. MICHAEL FROHLICH CHIEF MARKETING & CORPORATE AFFAIRS OFFICER, WPP Michael was appointed to his WPP role in 2025. He joined from The Weber Shandwick Collective, where he was Global Client Transformation Officer and EMEA CEO. He previously spent over 10 years at Ogilvy, most recently as UK Group CEO, and was a WPP Global Client Lead for IAG and British Airways. Executive Committee members who sit on the Board: – Cindy Rose, Chief Executive Officer – Joanne Wilson, Chief Financial Officer JANE GERAGHTY GLOBAL CEO, WPP BRAND & DESIGN & GLOBAL CEO, LANDOR Jane became Global CEO of WPP Brand & Design and CEO of Landor at the beginning of 2026. She was previously WPP’s Chief Client Officer, and prior to that, Landor’s Global CEO for six years. Jane has held senior positions at Naked Communications, ITV, Ogilvy New York, McCann-Erickson and Saatchi & Saatchi. JEFF GEHEB CHIEF EXECUTIVE OFFICER, WPP ENTERPRISE SOLUTIONS Jeff is CEO of WPP Enterprise Solutions, which was created in 2026. He was formerly CEO of Enterprise Solutions at VML, where he also held Global Chief Experience Officer and Chief Technology Officer roles. Previously Jeff was VP & Chief Technology Officer at Saepio Technologies. JON COOK GLOBAL CHIEF EXECUTIVE OFFICER, WPP CREATIVE & CHIEF EXECUTIVE OFFICER, VML Jon is Global Chief Executive Officer, WPP Creative & Chief Executive Officer, VML, which includes agencies VML, Ogilvy, Burson, AKQA, Landor, and Design Bridge and Partners. Jon also serves as Global CEO of VML, which he joined in 1996. Under Jon’s leadership, VML has been recognised for its creative excellence and as leader in customer experience, commerce and technology solutions. COREY DUBROWA CHIEF EXECUTIVE OFFICER, BURSON Corey was appointed CEO of Burson in 2024, following the merger of BCW and Hill & Knowlton. He joined Burson as CEO in 2023 from Google where he was Vice President, Global Communications and Public Affairs. Corey has previously held senior communications roles at Salesforce, Starbucks, WE, Ketchum and Nike. RICHARD GLASSON CHIEF EXECUTIVE OFFICER, WPP PRODUCTION Richard became the CEO of WPP Production at the time of its launch in January 2026. Prior to this he had held the same role at Hogarth since 2016. Before joining Hogarth, Richard was the CEO of Gyro, the B2B marketing specialist. LAURENT EZEKIEL CHIEF EXECUTIVE OFFICER, OGILVY & EXECUTIVE SPONSOR, WPP OPEN X Laurent became Global CEO of Ogilvy Group in 2025, having previously served as WPP’s Chief Marketing and Growth Officer and CEO of WPP Open X, the bespoke global agency model for The Coca-Cola Company. He continues to be Executive Sponsor of WPP Open X alongside his current role. He joined from Publicis where he was President of Digitas North America and International, and Global Client Leader for GSK. WPP ANNUAL REPORT 2025 69 CORPORATE GOVERNANCE

Other Executive Committee members during the year: – AnnaMaria DeSalva, former Chair of Burson, stepped down on 30 June 2025 – Mel Edwards, former President, VML, stepped down during the year following her announcement to retire in spring 2026 – Michael Houston, former WPP country president for the US, stepped down from the Committee in 2025 – Lindsay Pattison, former Chief People Officer, stepped down in May 2025 DIANE HOLLAND DEPUTY CFO, WPP Appointed as WPP’s Deputy CFO in March 2025, Diane brings extensive strategic, financial and operational leadership. She was previously the Global COO of VML, instrumental in the VMLY&R and Wunderman Thompson merger in 2023. Her 20-year career at WPP includes serving as Global CFO of Wunderman Thompson, POSSIBLE and Schematic. STEPHAN PRETORIUS CHIEF TECHNOLOGY OFFICER, WPP Stephan was appointed as WPP’s CTO in 2018. He leads WPP’s AI strategy, the WPP Open platform, innovation agenda and technology partnerships. He was previously UK Group CEO and Global CTO of Wunderman from 2016, and founded Acceleration in 1999, an early martech and adtech systems integrator, that was sold to WPP in 2012. ROB REILLY CHIEF CREATIVE OFFICER, WPP Rob joined WPP in 2021, after decades of leading the world's top creative agencies. In his time at WPP, the Company has emerged as a creativity and tech force and has been named Cannes Lions Creative Company of the Year four times. He also currently serves on the advisory board of Open Evidence, the leading AI-powered medical information platform. DOMINIC SHINE CHIEF INFORMATION OFFICER, WPP Dominic joined WPP as Chief Information Officer in July 2024. He leads global enterprise technology strategy and transformation across the Group, enabling growth, efficiency and innovation. With previous CIO and CTO roles at Dentsu, News Corp and Reed Elsevier, he brings deep experience in digital transformation, cloud modernisation and platform integration. JOHNNY HORNBY FOUNDER AND CEO, T&P & CEO, WPP SPECIALIST COMMUNICATIONS Johnny is the Founder and CEO of T&P, originally established in 2001 as Clemmow Hornby Inge. He was appointed CEO of Specialist Communications for WPP in 2025. BRIAN LESSER CHIEF EXECUTIVE OFFICER, WPP MEDIA Brian was appointed CEO of GroupM in 2024. He was previously Chairman and CEO of InfoSum, founding CEO of Xandr (then part of AT&T), CEO of GroupM North America, and founding CEO of GroupM’s Xaxis. Brian was also VP of Product Management at 24/7 Media, which was acquired by WPP in 2007. BAIJU SHAH GLOBAL CHIEF EXECUTIVE OFFICER, AKQA Baiju was appointed Global CEO of AKQA in 2025. He joined from Accenture Song, which he co-founded and where he most recently served as Global Chief Strategy Officer. Baiju is also Professor of Strategy and Growth Innovation at Northwestern University. ANDREA HARRIS GROUP CHIEF COUNSEL, WPP Andrea was appointed as Group Chief Counsel in 2005 having joined WPP in 1996. Andrea is Chair of the WPP Risk Committee. Our Executive Committee WPP ANNUAL REPORT 2025 70 CORPORATE GOVERNANCE

DIVISION OF RESPONSIBILITIES BOARD GOVERNANCE THE BOARD – Responsible for the overall long-term success of WPP and for setting the Company’s mission and culture and strategic direction – Oversees the implementation of appropriate risk assessment processes to identify and mitigate WPP’s principal risks and consider emerging risks – Responsible for corporate governance – Oversees the execution of the strategy and responsible for the overall financial performance of the Company The Matters Reserved for the Board are available on our website, wpp.com CHAIR – Responsible for Board governance principles, including setting the Board agenda and ensuring the Board receives timely and accurate information – Ensures all Directors are enabled to play their full part in Board activities – Represents the Board in discussions with shareholders and other stakeholders CHIEF EXECUTIVE OFFICER – Responsible for the day-to-day leadership of the Company, representing the Company to clients, employees, partners, suppliers, governments and other stakeholders – Develops the strategic direction for consideration by the Board – Sets the tone at the top with regard to culture and values – Ensures there are effective processes for engaging with and listening to employees and other stakeholders SENIOR INDEPENDENT DIRECTOR – Provides a sounding board for the Chair and acts as an intermediary for the other Directors – Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair’s performance and communicates the results to the Chair COMPANY SECRETARY – Ensures the Board operates in accordance with the corporate governance framework and that there are good information flows between the Board and committees – Advises the Board on matters of corporate governance – Supports the Board’s development through organising training and induction programmes – Supports the Board and committee chairs with annual agenda planning NON-EXECUTIVE DIRECTORS – Bring an external perspective to support and challenge the performance of management – Assist in developing the Company’s strategy and offer specialist advice to management based on their particular skills and experience The responsibilities of our Board committees are set out within individual committee reports on pages 79-131 The WPP Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of the Company’s strategy. WPP ANNUAL REPORT 2025 71 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS

Our stakeholders are central to our strategy and critical to the long-term success of our business.

PRINCIPAL DECISIONS

The Board oversees our approach to stakeholder engagement as we seek feedback and make decisions for the long-term benefit of WPP. For each matter that comes before the Board for decision, the Board considers the likely consequences of any decision in the long term, identifies stakeholders who may be affected, and carefully considers their interests and any potential impact as part of the decision-making process.

THE COMPANY'S STAKEHOLDER GROUPS:

- SHAREHOLDERS
- GOVERNMENTS AND REGULATORS
- CLIENTS, PARTNERS AND SUPPLIERS
- PEOPLE

KEY DECISION
€1 BILLION BOND ISSUANCE

BACKGROUND

The Board regularly reviews the Company's debt profile, liquidity and opportunities to strengthen the balance sheet. In December 2025, we successfully issued a €1 billion bond, rated 'BBB' by S&P and 'Baa2' by Moody's, consistent with an investment-grade rating.

DECISION

This decision garnered significant interest and demand, evidenced across a series of well attended investor meetings. The transaction proceeded to generate a total order book exceeding €2.9 billion from a diverse array of institutional investors. This robust oversubscription of 2.9 times underscores investor confidence in WPP's credit profile and leading market position.

STAKEHOLDERS CONSIDERED

Shareholders; Governments and regulators; Clients, partners and suppliers

OUTCOME

The Company intends to use the net proceeds from the offering to fund general corporate purposes, including the refinancing of existing indebtedness as WPP continues its prudent capital allocation and financing strategy. The issuance also pre finances the 2026 maturity, strengthening liquidity and reducing near term refinancing risk.

KEY DECISION
ELEVATE28 STRATEGY

BACKGROUND

In July we announced that Cindy Rose would step down as a Non-Executive Director and become CEO of the Company in September. Along with our Interim Results in August, the Company also announced that a review of the strategy would be undertaken, which would be led by Cindy.

DECISION

On taking the role, Cindy had a clear thesis about what we need to do differently. In her first six months as CEO, that thesis was tested through detailed analysis and, more importantly, direct conversations with shareholders, clients and feedback from our people. The Board received varied and comprehensive insights throughout the strategy review process. Insights were robustly and representatively informed by stakeholder views in addition to competitor analysis.

Feedback from clients was clear and consistent: they value our talent, capabilities and scale, but want WPP to be easier to navigate, genuinely integrated and able to move at the pace modern marketing demands. The Board considered this feedback, alongside wider stakeholder input, in determining the outcome of the strategic review.

STAKEHOLDERS CONSIDERED

Shareholders; Governments and regulators; Clients, partners and suppliers; People

OUTCOME

In February 2026 we announced Elevate28, our multi-year plan to simplify WPP, restore growth, and create a company that is fit for the future and built to win. Monitoring and supporting the progress of execution for Elevate28 is our number one priority for the year ahead. See page 10 for further details.

WPP ANNUAL REPORT 2025 72

OUR APPROACH TO ENGAGEMENT Our stakeholder engagement processes enable our Board to understand what matters to stakeholders most, consider all relevant factors and select the course of action that best delivers long-term value for our stakeholders and protects their interests, reflecting what are referred to as Section 172 factors. As a Jersey incorporated company, WPP is not subject to UK legislation. However, as a matter of good governance and in order to comply with the provisions of the 2024 UK Corporate Governance Code (the 'Code’), the Board considers the matters described in Section 172 of the Companies Act 2006 in its decision-making. Section 172 factors are not only considered at Board level – they are part of our culture and help drive our business. Illustrations of this can be found throughout the Strategic Report. Please see page 87 for details of ongoing preparatory work for the introduction of Provision 29 of the Code ENGAGEMENT IN ACTION DURING 2025 The table below illustrates our direct and indirect Board engagement with various stakeholders, in addition to details on how the Company has engaged with each of these stakeholder groups on an operational level and the outcomes achieved. DIRECT BOARD ENGAGEMENT INDIRECT BOARD ENGAGEMENT OUTCOME OF ENGAGEMENT SHAREHOLDERS Our shareholders provide capital to invest in the business and support the valuation and liquidity of WPP shares. Shareholders benefit from the Board acting in the best interests of the Company and investing for long-term value generation. The Chief Executive Officer and the Chief Financial Officer hosted quarterly results presentations and took questions from investors and analysts. The Chair and Executive Directors met regularly with institutional investors to discuss the business and to respond to any concerns. 2025 SPECIFIC The Chair met with a number of prospective investors as well as existing holders, covering a range of topics, including: the Company’s strategic review, the new CEO and capital allocation policy. The Chair of the Compensation Committee met with some of our largest shareholders to consult on compensation ahead of formulating our Directors’ Compensation Policy proposals in the new year. The new CEO, met several of our largest shareholders as part of her feedback gathering process. The 2025 AGM was live-streamed via a webcast hosted by the Chair. Shareholders were able to watch the presentations and ask questions in advance and during the meeting. Feedback to the Board on investor views, particularly from the Chair of the Board, Chair of the Compensation Committee, Chief Executive Officer and Chief Financial Officer. Monthly reports to the Board detailing investor relations activities, key themes of interest from investors and share register composition and movements. Analyst and broker briefings and reports of meetings with major shareholders. 2025 SPECIFIC The Board received communications from major shareholders, including in respect of voting practices. As a result of our active engagement during the development of our Directors’ Compensation Policy proposals, the feedback received helped inform both the Compensation Committee’s final Compensation Policy proposals and the evolution of the metrics used in the performance-related elements of compensation to ensure both are aligned with our Elevate28 strategy and shareholder interests. Shareholders are being asked to approve an updated Policy at our 2026 AGM. For more detail see page 93. We updated the sustainability KPIs linked to our revolving credit facility during the year, following the Board’s previous agreement to sustainability-linked KPIs in December 2024. How our Board engages WITH STAKEHOLDERS WPP ANNUAL REPORT 2025 73 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	OUTCOME OF ENGAGEMENT
GOVERNMENTS AND REGULATORS Governments receive the tax contributions we make to public finances, enabling them to invest in public services. Governments and regulators determine the policy frameworks that affect us and our stakeholders.	The Chief Executive Officer met with government representatives and regulators around the world. **2025 SPECIFIC** The Chief Executive Officer met with representatives of the UK government and parliament during the first half of the year, to discuss the UK's 2035 Modern Industrial Strategy, offering views on the role of advertising firms within the creative industries.	Reports to the Board and its committees on regulatory changes from the Group Chief Counsel, Group Company Secretary, and external auditor. Received reports from the Chief Privacy Officer, Chief Information Security Officer and Global Data Protection Officer on the changing regulatory landscape with regards to data protection, security and privacy as well as data ethics, cyber security and AI. **2025 SPECIFIC** The Audit and Sustainability committees received reports on the likely impact of new ESG regulations including CSRD and will continue to monitor progress towards compliance.	We continued to strengthen our understanding of emerging regulatory expectations and ensure our business and clients are prepared, particularly in areas such as AI, data governance and sustainability.
CLIENTS, PARTNERS AND SUPPLIERS Our clients come from businesses across every sector. The work we do for clients provides our revenue and helps them to grow their businesses, build relationships with their customers and ready themselves for future success. Our suppliers range from small businesses to the world's largest technology partners. They provide us with the products and services we need to meet our clients' needs.	Engaged with clients on issues including strategy, changes taking place in our market and understanding the changes taking place in our clients' and suppliers' markets. **2025 SPECIFIC** Board engagement with key partners and clients, including site meetings in various locations. Held the Board's Regional Review in Palo Alto, US, providing the opportunity for interactions with industry leaders and key clients and presentations from the local management team. **See page 76 for further details** Following the 2025 AGM, the Board met with suppliers and external advisors, providing a valuable opportunity to engage with these stakeholder groups and listen to feedback.	Received updates on WPP's client satisfaction scores, as well as deep-dive updates from Global Client Leaders on key clients. WPP's Modern Slavery Act Statement, available on our website, is reviewed by the Sustainability Committee each year and recommended to the Board for approval. **2025 SPECIFIC** The Sustainability Committee received updates on responsible procurement, carbon-strategic supplier engagement, decarbonisation and climate-related risk. Renewed investment in WPP Open, our agentic marketing platform, and increasing engagement and deployment through clients (see page 22) both as WPP Open and through the launches in October 2025 of WPP Open Pro and in January 2026 of Agent Hub.	Half of our carbon-strategic suppliers have set science-based carbon reduction targets. In May we relaunched GroupM as WPP Media to offer simpler, more connected media services to our clients. In October we announced a five-year expansion of our partnership with Google. Together, we will develop new production workflows and features exclusive to WPP, helping our clients create customised, effective experiences for their customers ahead of the competition.

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS WPP ANNUAL REPORT 2025 74

DIRECT BOARD ENGAGEMENT INDIRECT BOARD ENGAGEMENT OUTCOME OF ENGAGEMENT PEOPLE Our success depends on the talent, skills and expertise of our people, including strong creative, technology and data capabilities. And we want our employees to embrace our mission and culture. In return, our people receive salaries, pension contributions, employee benefits, career development and training. Jasmine Whitbread, our Workforce Engagement Non-Executive Director, attended meetings of the Workforce Advisory Panel (WAP) and updated the Board on matters discussed. 2025 SPECIFIC The Sustainability Committee received an update on activities across 45 locations as employees participated in activities aimed at reducing waste and making a positive contribution to local communities. Communication channels with our people were improved, including the Download - monthly video updates from CEO Cindy Rose - alongside regular global Townhalls. The Board engaged with senior managers during the course of the year. Reports at each Audit Committee meeting were received on issues raised via Right to Speak channels. We continue to invest in programmes to promote inclusion and a culture of belonging. 2025 SPECIFIC Formal reports to the Board from the Chief Executive Officer and Chief People Officer included: – Updates on refreshed mandatory ethics training – Updates on talent, career development and succession planning – In-depth reviews of the people strategy, people risk and workforce engagement – Progress on inclusion initiatives – Results of various employee engagement and culture monitoring surveys undertaken through the year and actions taken to address employee feedback To align management with employees and shareholders, performance reviews and performance-related incentive outcomes for our leaders (including the Executive Directors) continued to be linked to progress on people initiatives in 2025. In 2025 we opened two new campuses - São Paulo Brazil and Sydney Australia - bringing together thousands of people from across WPP agencies into single, state-of-the-art workspaces. We now have 49 campuses globally. We supported colleagues across the world affected by war and natural disasters. CONSIDERING THE LONG TERM We are committed to responsible and sustainable business practices. We use our creativity combined with our global scale to meet sustainability obligations within our own business, our clients’ businesses and across our industry. CONSIDERING THE ENVIRONMENT Several of our Sustainability Committee members are active members of Chapter Zero, an online community that aims to empower non-executive directors to lead crucial UK boardroom discussions on the impacts of climate change. WPP’s Sustainability and Environment policies and TCFD Statement (pages 43-48) are reviewed by the Sustainability Committee each year and recommended to the Board for approval. How our Board engages WITH STAKEHOLDERS WPP ANNUAL REPORT 2025 75 CORPORATE GOVERNANCE

BOARD ACTIVITIES REGIONAL REVIEW IN PALO ALTO Early in 2025 the Board, in conjunction with key members of the executive team, held a strategy event in Palo Alto, California. The event provided invaluable opportunity for the Board to assess in particular, our technology and AI strategy, as well as our critical strategic partnerships. Throughout this review, the Board and senior management engaged directly with key partners, clients and other vital stakeholders based on the West Coast. These interactions offered first-hand insights into emerging capabilities, market demands and the transformative power of AI in creative industries. The insights gained from these discussions were instrumental in refining our strategic roadmap, ahead of announcing Elevate28 in February 2026. – Approved Annual Report and Accounts, Form 20-F – Approved Preliminary Results – Regional Review in Palo Alto, US See more below – Approved UK Gender Pay Gap Report – WPP was named Creative Company of the Year – WPP acquired InfoSum in a major investment in its AI-driven data offer – Approved Q1 Trading Update – WPP Media launched as fully integrated AI-powered media company – Appointed Cindy Rose as Chief Executive Officer See more on page 80 – Approved Interim Results – Announced a series of strategic global leadership appointments See more on page 18 – WPP successfully issued a €1 billion bond See more on page 72 – Approved Q3 Trading Update – WPP unveiled WPP Open Pro See more on page 22 – WPP announced official opening of its third London campus 2025 TIMELINE OF KEY EVENTS AND ACTIVITIES Q1 Q2 Q3 Q4 A summary of key events and activities throughout the Board’s 2025 calendar is set out below. In addition to overseeing the Company's financial performance and execution of the strategy, the Board is collectively responsible for setting WPP's mission and culture. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company’s key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise updates from the chairs of our Board committees, in addition to reports on operational and financial performance, progress on strategy and operational execution of it, people updates and a deep-dive into a particular agency or key matter of interest. The annual programme maintains an element of flexibility to allow emerging and evolving items to be scheduled as necessary. ANNUAL REPORT & ACCOUNTS 2024 1_IFC_Contents_At_A_Glance_v181.indd 1 27/03/2025 11:06 WPP ANNUAL REPORT 2025 76 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

COMPOSITION, SUCCESSION AND EVALUATION

BOARD ATTENDANCE TABLE: 2025

	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee	Sustainability Committee
Total number of scheduled meetings	6	7	5	4	4
Members	Attended	Attended	Attended	Attended	Attended
Philip Jansen	6		5	4	
Cindy Rose – *appointed CEO 1 September 2025*[1]	6	5(5)		3(3)	
Joanne Wilson	6				
Angela Ahrendts	6			4	4
Simon Dingemans	6	7			
Sandrine Dufour	6	7	5		
Tom Ilube	6	7	5	3	
Keith Weed[2]	6			1(1)	4
Jasmine Whitbread	6		5		4
Dr. Ya-Qin Zhang	5				3
Former Directors who served for part of the year					
Mark Read – *stepped down from the Board on 1 September 2025*	5(5)				
Andrew Scott – *stepped down from the Board on 31 December 2025*	6				
Number of ad hoc meetings	10	2	10	6	1

The numbers in brackets denote the number of meetings the Directors were eligible to attend

1 Cindy Rose previously served as a Non-Executive Director on the WPP Board and served on the Audit and Nomination Committees until her appointment as CEO on 1 September 2025. She did not attend Nomination and Governance Committee meetings focused on CEO succession once she had been identified as a potential candidate

2 Keith Weed joined the Nomination and Governance Committee on 15 October 2025

BOARD COMPOSITION

As at the date of this report, our Board comprised seven independent Non-Executive Directors, the Chair and two Executive Directors. The aim is to ensure that the compositional balance reflects the needs of the Company, with a Board that is culturally diverse and is able to consider matters from a broad perspective, understanding the views of all our stakeholders. Each individual Board member brings a wide range of skills and experience from different business backgrounds to Board deliberations.

Further details, including the external appointments held by Board members and their committee membership, can be found on pages 66-68

Further detail on the responsibilities of the Chair and members of the Board can be found on page 71

The chart opposite details those skills and experience of our Board which are identified as being particularly important to the execution and delivery of the Company's evolving corporate strategy.

BOARD KNOWLEDGE AREAS

SKILLS


8
Corporate governance
7
Audit and risk management
4
Finance
6
FMCG
5
Global media and advertising
9
Strategy, and M&A
10
Technology
7
ESG

BOARD GEOGRAPHICAL EXPERIENCE


7
Africa and Middle East
7
Asia Pacific
9
Europe
10
International
4
Latin America
9
North America

WPP ANNUAL REPORT 2025 77

DIVERSITY The Board Diversity Policy reinforces the Board’s ongoing commitment to diversity and aligns with the board diversity principles of the UK Listing Rules and FTSE Women Leaders and Parker reviews on gender and ethnic diversity. For further information on the Board Diversity Policy, in addition to a breakdown of the Board and Executive Committee by gender and ethnicity, see page 83. The Board also has a diverse range of experience by way of expertise, business sector background and length of tenure on the Board. Our Non-Executive Directors demonstrate expertise from a range of industries including tech, marketing, financial services, FMCG and pharma, representative of our customer base. The chart on page 77 illustrates the range of skills across the Board. RE-ELECTION OF DIRECTORS The Chair, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. As the Non-Executive Directors do not have service contracts, their unexpired terms respectively are from the date of this report until the 2026 AGM. Although there may be specific exceptions to ensure Board continuity, Non-Executive Directors shall not otherwise stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States standards, which is nine years. See page 66 for details of the Directors standing for re-election at the 2026 AGM The Non-Executive Directors’ letters of appointment are available for inspection at the Company’s registered office. INDUCTION PROGRAMME To ensure that they are able to effectively contribute to discussion and decision- making, all Directors participate in an induction programme on joining the Board. Each induction programme is tailored to the individual Director, based on their personal experience and background, including matters specific to their role as a member of the committees upon which they sit. Each induction programme includes meetings with members of the Executive Committee, senior management and external advisors, including the external auditor and the Company’s corporate brokers. New Directors will also receive a Board induction pack, which is devised to assist with building an understanding of the Company and to introduce the Company’s key stakeholders, as well as explain the commercial and regulatory environment in which the Company operates. Access to key industry bodies and publications is also provided. For further information on the Chief Executive Officer’s appointment in 2025, please see page 80 INDEMNIFICATION OF DIRECTORS Liability insurance and third-party indemnity provisions are in force for the benefit of Directors and officers who held office during the year and up to the approval of the Annual Report. BOARD PERFORMANCE REVIEW Each year, WPP completes a review of the Board and its committees to monitor their effectiveness and identify improvement opportunities. Progress against the outcomes of the 2024 review and details of the 2025 review, conducted by Angela Ahrendts, Senior Independent Director, are set out on page 81. The Senior Independent Director met with the Non-Executive Directors during the year to appraise the performance of the Chair. BOARD TRAINING AND DEVELOPMENT To assist the Board in undertaking its responsibilities, ongoing training is provided to all Directors and training needs are assessed as part of the induction programme and Board performance review process. In 2025, the Board programme included regular presentations from the management teams of our businesses on developments in WPP’s sector and operating environment. During the latter part of the year, members of the senior management team, together with the Board, had the opportunity for in-depth discussions around our Elevate28 strategy. For further information on the process and outcomes of the review, please see page 72. The Group Chief Counsel and the Group Company Secretary provide regular updates on current legal and governance matters relevant to WPP, with external counsel providing briefings on the wider regulatory landscape. The Board activities calendar on page 76 sets out further detail on topics covered during the year The Board is asked to complete a programme of training covering Safer Data, Anti-Fraud, Bribery and Corruption, Responsible AI Use and Sustainability, which is connected to the ethical and business objectives set out in our Code of Conduct. As part of our ongoing commitment to create more open and inclusive workplaces, the Board is also asked to complete a dedicated Company- wide inclusion module, ‘Belonging at WPP’. All Directors have access to the advice and services of the Group Chief Counsel and the Group Company Secretary. The Board also obtains advice from professional advisors, as and when required, and Directors may, as required, obtain external advice at the expense of the Company. TIME COMMITMENT In addition to attending Board and committee meetings, each of the Non- Executive Directors devotes sufficient time to the Company to ensure that their responsibilities are met effectively. When making new appointments, the Board takes into account other demands on Directors’ time. Prior to appointment, significant commitments are disclosed by Directors to the Board. Any additional significant external appointments are not undertaken by any of the Directors without prior approval from the Board. See page 82 for details of the assessment process of each Director’s external appointments COMPOSITION, SUCCESSION AND evaluation WPP ANNUAL REPORT 2025 78 CORPORATE GOVERNANCE

Committee members* – Philip Jansen (Chair) – Angela Ahrendts DBE – Tom Ilube CBE – Keith Weed CBE The Company Secretary is Secretary to the Committee and attends all meetings. Key responsibilities: – In conjunction with the Board, considering succession planning for Non-Executive Directors, Executive Directors and senior management – Reviewing the composition of the Board including the balance of skills, knowledge and expertise, experience and diversity – Reviewing the Board Diversity Policy and overseeing its implementation, in accordance with the UK Corporate Governance Code – Making recommendations to the Board for the appointment or reappointment of Directors – Considering other significant commitments and interests of prospective and existing Directors in conjunction with the Chair and the Board – Overseeing the Board’s compliance with corporate governance standards and monitoring external governance developments Attendance at Committee meetings during the year can be found on page 77 *  Cindy Rose served as a Committee member until her appointment as CEO on 1 September 2025. Committee meetings focused on CEO succession during the year were not attended by Cindy Rose once she had been identified as a potential candidate NOMINATION AND GOVERNANCE COMMITTEE REPORT DEAR SHAREHOLDER I am pleased to report on the Committee’s 2025 activities. Leadership succession planning and delivery are essential to effective governance. In 2025, the Board oversaw the process to appoint a new Chief Executive Officer after the announcement in June that Mark Read would be stepping down from the position. Russell Reynolds, who were formally appointed to assist with the search, remained independent of the Company and all the Directors, in addition to being a signatory of the voluntary code of conduct for executive search firms. Further information on the appointment search and process can be found on page 80. Following the announcement in July 2025 that Cindy Rose would step down as a Non-Executive Director and become CEO of the Company on 1 September 2025, the Committee reviewed - and continues to review - succession planning across the Board and its committees to support the execution of the Company’s corporate strategy. The 2025 Board performance review, conducted internally by the Senior Independent Director, was another key focus. I am pleased that this review affirmed the continued effective operation of both the Committee and the Board, while also pinpointing specific opportunities for development in 2026. The Committee continued to implement the Board Diversity Policy, in accordance with the UK Corporate Governance Code, and review progress made against the agreed objectives within it, details of which can be found on page 65, alongside gender and ethnicity information. The Board recognises the importance of diversity to good governance and decision-making and we are pleased that, at the time of reporting, we have gender parity on the Board and that three of the most senior roles – CEO, CFO and Senior Independent Director – are held by women, in addition to two members of our Board being from non- white ethnic minority backgrounds. Further details can be found on page 83 The sections that follow provide a more detailed explanation of the work of the Committee undertaken during the year. Philip Jansen Chair of the Nomination and Governance Committee 19 March 2026 Leadership succession planning and delivery are essential to effective governance.” PHILIP JANSEN CHAIR OF THE NOMINATION AND GOVERNANCE COMMITTEE WPP ANNUAL REPORT 2025 79 CORPORATE GOVERNANCE

Further detail on the key stages of the succession process is outlined below: CHIEF EXECUTIVE OFFICER APPOINTMENT PROCESS Succession planning for all Directors, including the Executive Directors, is considered on an ongoing basis. The Committee also has oversight of succession at Executive Committee and senior management levels to promote effective leadership succession, and ensure that it is fully aligned to the Company’s strategy. After 30 years with the Company, including seven years as CEO, Mark Read stepped down from the Board and as CEO, effective 1 September 2025. The Committee, led by the Chair, oversaw the search for and appointment of a new CEO. The process was thorough and inclusive. An extensive internal and external search was followed by an interview process which gave the Non-Executive Directors the opportunity to meet the shortlisted candidates. We were ready to move quickly due to the robustness of our routine succession planning. The process was underpinned by effective communication and the Chair received support from the Group Company Secretary. Set out below are the steps that culminated in our announcement in July 2025 of the appointment of Cindy Rose as CEO. Cindy was provided with an induction and training programme to give an operational view of WPP and the environment it operates in, tailored to follow her transition from Non-Executive Director to CEO. For further information on Directors’ induction programmes, please see page 78 SEARCH – The CEO role profile was reviewed and agreed against requirements and attributes needed to support the Company’s next strategic phase and Russell Reynolds was instructed to commence a search. A thorough review of potential internal and external candidates was undertaken and the long list of candidate profiles was made available to Committee members and discussed with the Board. Following a review of the extensive candidate list and discussions with Russell Reynolds, the Committee proceeded to establish a shortlist. As with all appointments, ensuring a diverse list of candidates was a key consideration CONSIDER – Members of the Board met with and interviewed the candidates on the shortlist – The Board considered Cindy Rose’s extensive experience of growing large-scale businesses, building enduring client relationships and delivering growth in both enterprise and consumer environments. It was recognised that Cindy has supported the digital transformation of large enterprises around the world, including embracing AI to create new customer experiences, business models and revenue streams IDENTIFY – Cindy Rose was identified as the preferred candidate during a Board session attended by the Non- Executive Directors, with the exclusion of Cindy. Extensive references had been taken and were available to the Committee APPOINT – The Compensation Committee approved the terms and conditions relating to Cindy Rose’s remuneration – The Board unanimously approved the appointment of Cindy Rose, which was announced on 10 July 2025 Announcement Announced that Mark Read would retire from the Board and as CEO Early-stage search Session with Russell Reynolds to discuss process Advanced-stage search Sessions with Russell Reynolds and the Board to discuss shortlisted candidates Approval Board approved the appointment of the new CEO. Announced in July that Cindy Rose would be the new CEO from September Start Cindy Rose stepped into the role of CEO in September Pre-announcement Planning for leadership succession on an ongoing basis as a critical component of effective governance WPP ANNUAL REPORT 2025 80 CORPORATE GOVERNANCE NOMINATION AND GOVERNANCE COMMITTEE REPORT

2025 BOARD PERFORMANCE REVIEW In line with the Code, the Board undertakes an externally facilitated evaluation every three years, with the next scheduled for 2026. The 2025 evaluation was internally facilitated by the Senior Independent Director and comprised a Board questionnaire and discussions, focused on Board and Committee effectiveness, strategy, and key risks and opportunities for long-term growth and value creation. Progress against prior review outcomes was also assessed. KEY RECOMMENDATIONS FOR 2025 WHAT WE HAVE DONE IN 2025 Strategy: continue to focus on the levers to support the long-term prospects and future growth of the Company including organic and inorganic opportunities in key strategic markets, how the operating model supports the strategy and how to further strengthen and accelerate the Company’s strategic position in AI During the latter part of the year, members of the senior management team, together with the Board, had the opportunity for in-depth discussions around our Elevate28 strategy. The strategy was announced on 26 February 2026 Operational execution: continue to allow for time and robust debate and challenge on the operational execution of strategy and deep dive into component parts to ensure we execute efficiently to drive financial returns The Board received regular updates on progress against strategic priorities and challenged management on execution, pace and accountability for results. Acknowledging this was a transition year, monitoring and supporting the progress of the execution of Elevate28 strategy is a key priority for the year ahead Internal/external insights: seek to have the right balance of internal and external insights to help inform Board decisions and better understand opportunities, business challenges and competitor dynamics. Create opportunities for more formal engagement between the Board and senior management The Board sought to balance internal and external perspectives through in‑depth discussions on component parts of the evolving strategy and direct engagement with senior management, clients, partners and other stakeholders. These interactions, including during the Palo Alto Regional Review, provided first‑hand insights into market dynamics, emerging capabilities and AI developments, informing strategic decision‑making and Elevate28 Succession planning: continue to have in-depth discussions on succession plans for senior leaders including assessment of talent pipeline and leadership development In July 2025, we announced the appointment of Cindy Rose as the Company’s new Chief Executive Officer. Cindy succeeded Mark Read, who stepped down after more than 30 years of service to WPP The Board met and engaged with senior leaders and key talent throughout the year. Board and Committee composition to ensure orderly succession was also considered through the year The Board evaluation confirmed that the Board operated effectively during a year of significant transition and challenging performance, maintaining strong oversight of strategy, risk and succession. Engagement with the new CEO and senior management was constructive, supporting improvements in information quality, challenge and debate. The evaluation highlighted the importance of continued focus on strategy execution, accountability for results, deeper strategic discussions and further strengthening Board skills in priority areas to support long-term value creation. Key areas to progress in 2026 were identified as part of this process: BOARD EFFECTIVENESS LEADERSHIP, TALENT & SUCCESSION PLANNING ENGAGEMENT AND INSIGHTS STRATEGIC DEEP DIVES STRATEGY IN ACTION With active oversight, scrutiny and challenge on the delivery of the new strategy, monitoring execution, business performance initiatives and organisational transformation to ensure objectives are met, financial returns improve, and long-term growth and competitiveness are strengthened Undertaking focused reviews of key strategic areas, including US performance, WPP Media strategy, AI’s evolving impact, organisational culture indicators, cybersecurity resilience, and the development and effective adoption of core internal platforms Continuing to enhance Board effectiveness by optimising the format and content of Board materials, ensuring a sharp focus on strategic priorities and streamlining routine items to maximise time for substantive discussions and robust debate Maintaining close oversight of leadership and talent, assessing the pipeline, supporting development initiatives, and continuing to hold in-depth succession discussions to ensure continuity and readiness for future organisational needs Proactively identifying and integrating more robust external insights to deepen understanding of market opportunities, business challenges, and competitor dynamics. The Board will also continue to ensure greater exposure to key clients and partners to gain first-hand market insights, as well as foster opportunities for both formal and informal engagement with the Executive Committee, senior leaders and wider business WPP ANNUAL REPORT 2025 81 CORPORATE GOVERNANCE NOMINATION AND GOVERNANCE COMMITTEE REPORT

Agendas for WAP meetings are set by WAP members, views and insights from the various forums are shared directly with the Board, and the Board’s feedback on how the insights have informed decision-making is presented back. Issues raised at the WAP meetings included: engagement with AI and adoption of WPP Open, Company performance, CEO succession, and the Company’s commitment to inclusion. CONFLICTS OF INTEREST In line with their statutory duties, our Directors must: report any changes to their commitments to the Committee; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A Conflicts of Interest Register is also reviewed periodically, which sets out any actual or potential conflict of interest situations which a Director has disclosed to the Board and any practical steps to be taken to avoid conflict situations. When reviewing conflict authorisations, the Board considers any other appointments held by the Director as well as any applicable findings of the Board performance review. During the year, no actual conflicts were identified. The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors, and of the Chair, do not conflict with their duties and commitments as Directors of the Company. TERMS OF REFERENCE The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 4 February 2026.   A copy of the Committee’s terms of reference is available on the Company’s website at wpp.com/investors/ corporate-governance COMMITTEE REVIEW The performance of the Committee was considered as part of the review process, which concluded that the Committee was operating effectively and continued to successfully ensure Board composition and committee structures were aligned to priorities and governance requirements, to support the Company’s evolving corporate strategy. BOARD AND COMMITTEE CHANGES As already noted, Cindy Rose stepped into the role of CEO on 1 September 2025, with Mark Read stepping down from the Board and as CEO on the same date. In August 2025 it was announced that Andrew Scott had informed the Company that he would retire as Chief Operating Officer and from the Board with effect from 31 December 2025. Cindy stepped down as a member of the Audit Committee and Nomination and Governance Committee on appointment as Chief Executive Officer. In addition, Keith Weed joined the Nomination and Governance Committee on 15 October 2025, as announced in October 2025. All Directors will stand for re-election at the AGM with the support of the Board. SUCCESSION PLANNING Given the maintained size of the Board, the Committee continues to recommend that future appointments should be made on a needs basis. Succession planning is considered on an ongoing basis and the Committee will continue to make appropriate recommendations to the Board as necessary. The Committee, together with the Board, will continue to review succession planning at Executive Committee and senior management levels to promote effective leadership succession, and ensure that it is fully aligned to the Company’s strategy. DIRECTORS’ INDEPENDENCE AND EXTERNAL APPOINTMENTS The Committee assessed the independence of all the Non-Executive Directors pursuant to the Code and concluded that all are considered independent and continue to make independent contributions and effectively challenge management. The assessment covered each Director’s time commitment, with full consideration given to the number of external positions held by the Executive and Non-Executive Directors, including the time commitment required for each. During the assessment, the Committee remained mindful of the Company’s guidance on Directors’ external appointments and applicable shareholder advisory groups’ individual policies on overboarding. The Committee did not identify any instances of overboarding and confirmed that all individual Directors have sufficient time to commit to their appointment as Directors of the Company. The full list of key external appointments held by our Directors can be found on pages 66-68 GOVERNANCE REVIEWS The Committee has responsibility for overseeing the effective governance of the Board and its committees and for making recommendations to the Board to ensure arrangements are consistent with emerging best practice. The Committee reviewed action taken to comply with the Code and other legal, governance and regulatory obligations. See page 65 for further details of the Company’s compliance with the Code WORKFORCE ENGAGEMENT As WPP’s designated Non-Executive Director for the UK Workforce Advisory Panel (WAP), Jasmine Whitbread regularly attends WAP meetings and presents updates on issues discussed at Board meetings as well as engaging with and hearing from our people on a broad range of topics. WPP ANNUAL REPORT 2025 82 CORPORATE GOVERNANCE NOMINATION AND GOVERNANCE COMMITTEE REPORT

CORPORATE GOVERNANCE

BOARD DIVERSITY POLICY

The Committee reviews the Board Diversity Policy (the 'Policy') in accordance with the UK Corporate Governance Code on an annual basis and makes recommendations to the Board where it identifies changes that can be made to further contribute to improving the diversity of the Board and Board committees. In February 2026, the Committee considered and reviewed progress made against the Policy.

The aims of the Policy and an update on meeting each of them are set out below. WPP continues to be in line with or exceed the UK board diversity recommendations of the FTSE Women Leaders Review and the Parker Review. The Company aims to maintain the balance set out in the Policy as a minimum and our wider ambition is to maintain parity on Board gender diversity and at least maintain ethnic diversity.

A copy of the Board Diversity Policy is available on the Company's website at wpp.com/investors/corporate-governance

BOARD DIVERSITY, AS AT 19 MARCH 2026

BOARD DIVERSITY POLICY	DIVERSITY POSITION[1]	STATUS
To maintain a minimum of 40% female share of Board Directors	As at the date of this report, women represent 50% of the Board	✓
To maintain a minimum of 10% share of Board Directors from an ethnic minority background (according to categories recommended by the Office for National Statistics)	As at the date of this report, there continues to be two Board Directors from an ethnic minority background, equating to a 20% representation	✓
To maintain at least one female in the senior Board positions of Chair, Senior Independent Director, Chief Executive Officer or Chief Financial Officer	As at the date of this report, three senior Board members are women	✓

1 Further information on Board composition and diversity can be found on pages 77 and 78

Board and Executive Leadership diversity[2], as at 31 December 2025

GENDER	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	6	55%	1	12	63%
Women	5	45%[3]	3	7	37%
Not specified/prefer not to say	–	–	–	–	–

ETHNIC BACKGROUND	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other white (including minority-white groups)	9	82%	4	16	84%
Mixed/multiple ethnic groups	1	9%[4]	–	1	5%
Asian/Asian British	1	9%[4]	–	2	11%
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

2 Disclosure data concerning gender and ethnicity representation is collected directly from all individual Board and Executive Committee members through surveys or authorisations that are issued annually. The surveys ask individuals to disclose their gender and ethnicity using the options shown in the left-hand columns of the above tables, and therefore include the option not to specify an answer. This data is collated by the company secretarial team and held securely and in accordance with the WPP Fair Processing Notice and the WPP Privacy & Security Charter
3 As at the date of this report, women represent 50% of the Board, following Andrew Scott retiring from the Board with effect from 31 December 2025
4 As at the date of this report, the number of Board members from an ethnic minority background equate to a 20% representation, following Andrew Scott retiring from the Board with effect from 31 December 2025

NOMINATION AND GOVERNANCE COMMITTEE REPORT WPP ANNUAL REPORT 2025 83

AUDIT COMMITTEE REPORT DEAR SHAREHOLDER As Chair of the Audit Committee, I am pleased to present this report, which intends to give shareholders a clear overview of the significant items that were considered in 2025 and how these were addressed by the Committee. This included discharging the Committee’s important oversight role to monitor and critically assess the integrity of the Company’s financial reporting and the effectiveness of internal control and risk management systems on which it has reported to the Board. As announced in July 2025, Cindy Rose succeeded Mark Read as Chief Executive Officer of the Company on 1 September 2025. Accordingly, Cindy stepped down as a member of the Audit Committee on appointment as Chief Executive Officer. Following PwC’s first audit of the Company in respect of the 2024 financial year, the Committee reviewed the audit with particular focus, in order to accurately build on joint success factors going into the 2025 financial year and subsequent audit years. Further details on this process are provided in the following pages of this report In 2025, the FRC’s Audit Quality Review Team reviewed PwC’s audit of our 2024 financial statements, with no key findings and good practice observed in certain areas. I engaged with the FRC at both the outset and conclusion to its inspection, to understand the FRC's perspectives and to ensure that PwC had responded appropriately to the findings. Committee members* – Sandrine Dufour (Chair) – Tom Ilube CBE – Simon Dingemans The Company Secretary is Secretary to the Committee and attends all meetings. Regular attendees at the invitation of the Committee include the Chair, Senior Independent Director, Chief Executive Officer, Chief Financial Officer, Group Chief Counsel, Group Financial Controller, General Counsel Corporate Risk, Director of Internal Audit, Director of Treasury and the external auditor. The Board has determined that Sandrine Dufour is the Audit Committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, has recent and relevant financial experience for the purposes of the 2024 UK Corporate Governance Code (‘the Code’). The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended. The Committee has, as a whole, competence relevant to the sectors in which the Company operates. Key responsibilities – Monitoring and critically assessing the integrity of financial information provided to shareholders, including the review of significant accounting policies and financial reporting judgements – Overseeing the appointment, remuneration and independence of the external auditor and the effectiveness of the audit process as a whole – Reviewing the integrity, adequacy and effectiveness of the Company’s internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities – Monitoring the integrity of the Company’s ESG disclosures and related assurance – Assessing and monitoring the principal and emerging risks facing the Company – Monitoring and reviewing the Company’s internal audit function effectiveness and activities Attendance at Committee meetings during the year can be found on page 77 *  Cindy Rose served as a Committee member until her appointment as CEO on 1 September 2025 The Committee oversaw the continued strengthening of controls and controllership enhancement during 2025.” SANDRINE DUFOUR CHAIR OF THE AUDIT COMMITTEE WPP ANNUAL REPORT 2025 84 CORPORATE GOVERNANCE

In response to high-profile external cyber events that impacted other organisations in the year, the Committee carefully considered the details of these events and lessons learned in the context of the Company’s protocols and technologies, with the support of the Group’s Security (cyber), Technology Risk & Compliance team and Cybersecurity Council, co-chaired by the CIO and CISO. At each Committee meeting in 2025, the identification and review of emerging risks have been considered by the Committee. Certain meetings of the Committee continue to be partially combined with Sustainability Committee meetings, to ensure effective governance and oversight of key sustainability issues and risks and assurance thereof. This effectively streamlines the committees’ review and assurance processes associated with ESG reporting. The Committee monitored the changing landscape in relation to the regulation of AI, with the Company having established an AI Governance Committee which oversees the application and adoption of, and risks associated with, generative AI across WPP. The Committee also paid careful attention during the year to regulatory developments, including the UK Government’s corporate reporting and audit reform initiatives and preparation for upcoming disclosures relating to the effectiveness of internal controls, in line with Provision 29 of the 2024 Code, with effect from 1 January 2026. Further detail on these preparations is provided on page 87 The Committee oversaw the continued strengthening of controls and controllership enhancement during 2025, as part of a multi-year programme to drive improved control effectiveness across the Group. Further detail is provided on page 87 The annual Board and Committee performance review assessed the performance of the Committee and I am pleased that this concluded that the Committee operates effectively. The Board takes reassurance from the quality of the Committee’s work and is satisfied that the Committee members bring a wide range and depth of financial and commercial experience and, in addition to those members designated to have recent and relevant financial experience for the purposes of the 2024 Code, Tom Ilube brings extensive subject matter and process expertise including on emerging technologies, IT transformation and cyber security, to the Committee’s membership. I also met privately with the lead audit partner for PwC, in addition to the Director of Internal Audit, to provide opportunities to discuss potential issues and as part of the assessment of their effectiveness. The sections that follow provide a more detailed explanation of the Committee’s work in 2025. Sandrine Dufour Chair of the Audit Committee 19 March 2026 Key considerations in 2025 included: – Continuing to provide oversight of the financial reporting process and integrity of the financial statements – Overseeing the rebasing of guidance around the financial outlook for 2025 – Reviewing the external audit in respect of the 2024 financial year to accurately build on positive factors and identify opportunities to enhance the audit process in the 2025 financial year – Monitoring the role, performance and outcomes of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment – Considering external cyber events in the context of the Company’s protocols and technologies – Considering the identification and review of emerging risks – Overseeing the integrity of the Company’s ESG disclosures – Ongoing monitoring of the business integrity programme, including oversight of whistleblower reports – Monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function – Overseeing ongoing preparatory work for the implementation of the 2024 Code in relation to Provision 29 Other reviews undertaken in 2025 included: – Deep dive reports on Internal Controls effectiveness and controllership enhancement plans – Reports on any actual or potential legal proceedings and claims – Treasury policy, performance and risk management – Group tax strategy, performance and drivers of the Group effective tax rate – Reports on data protection and data privacy – Assessment of fraud risk Audit committee Report WPP ANNUAL REPORT 2025 85 CORPORATE GOVERNANCE

INTERNAL AUDIT The internal audit team, which reports functionally to the Audit Committee, provides independent assurance over the Company’s risk management and internal controls processes via internal audits and the testing programme for the Sarbanes- Oxley Act. The internal audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work. The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management’s implementation of recommendations. At least once a year this includes key themes from internal audit’s work. This year, those themes included issues relating to policy and regulatory compliance. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them. The annual internal audit plan includes assurance over the key projects and initiatives, key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The internal audit team continues to successfully deliver through a hybrid model of remote auditing supported by international travel where appropriate. The Committee assesses and evaluates the work of internal audit on a regular basis and monitors the resourcing and experience within the team. We are satisfied that the scope, extent and effectiveness of internal audit work is appropriate for the Group. FINANCIAL REPORTING The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements. During the year, the Committee considered management’s application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements. The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company’s long-term viability. See page 54 for more details FAIR, BALANCED AND UNDERSTANDABLE To support the Board’s confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts was prepared. The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts to ensure that it met the requirements of the Code, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities. The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2025 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company’s position and performance, business model and strategy. Audit committee Report WPP ANNUAL REPORT 2025 86 CORPORATE GOVERNANCE

The Committee reviewed the assessment of internal control deficiencies reported by management and PwC in 2025, the prioritisation of remediation, management’s and PwC’s evaluation of the deficiencies that were reported and management’s progress during 2025 in remediating outstanding deficiencies. The Committee had a particular focus on the controls for the Critical Accounting Judgements and Estimates on page 90, IT general controls and key business process compensating controls. Management evaluated all internal control deficiencies identified throughout the Group both individually and in the aggregate, and concluded that the Group’s ICFR was effective as at 31 December 2025 and reported these conclusions to the Committee. The Committee assessed and challenged management’s evaluation, and believes that management’s evaluation is appropriate. Alongside the ongoing ERP deployment and finance shared service optimisation programmes, management continued its focus on controls enhancement through its Controllership Enhancement Plan. Focus areas for the Controllership Enhancement Plan in 2025 included controls culture, control framework and policy rationalisation, “deep dive” balance sheet reviews, training and capabilities. Management set clear control enhancement objectives for 2025 as part of its ongoing and continued development of the Group’s controls culture. The Committee reviewed management’s objectives for this programme and noted management’s progress against its control enhancement objectives through the course of the year. RISK MANAGEMENT AND INTERNAL CONTROLS The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2025, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework. Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee which reports into the Audit Committee and is supported by risk committees in each agency, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. To support the risk committees, there are two sub-committees to focus on the detail of risks relating to data privacy, security and ethics and to controls at both WPP and agency levels, and three sub-committees to focus on procurement, treasury and tax risks at WPP level. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company’s business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company’s four risk modules: governance, culture, appetite and management. An overview of how our risks are assessed and managed and how these were reviewed to assess the Company’s viability can be found on pages 50-54, together with an assessment of the principal risks and uncertainties facing the Company on pages 55-62. In fulfilling its responsibilities, the Committee received reports from the Risk and Controls Group throughout 2025 to enable evaluation of the control environment and risk management framework. Any necessary matters are highlighted in the Audit Committee Chair’s update to Directors at the relevant Board meeting and discussed by the Board. In January 2024, the FRC announced the publication of the 2024 Code. The Committee, together with the WPP Risk Committee, will oversee and make recommendations to the Board in relation to the changes to Provision 29. The changes will require the Board to make a disclosure relating to the effectiveness of internal controls including a declaration in relation to material internal controls as at year-end, with effect from 1 January 2026. During the year, the Committee oversaw ongoing preparatory work for the implementation of the 2024 Code in relation to Provision 29. This included a re-assessment of those risks to the Company that the Committee feels are within the scope of Provision 29 and defining the characteristics for identifying material controls. Updates on the assurance outcomes performed throughout 2026 will be provided to the Committee together with adjustments to the control environment as required. INTERNAL CONTROLS OVER FINANCIAL REPORTING The Committee carried out in-depth reviews of the Group’s internal controls over financial reporting (ICFR), with a focus on monitoring the design and operating effectiveness of the Group’s ICFR framework and compliance with Section 404 of the Sarbanes-Oxley Act. During 2025, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit and reports from the Risk and Controls Group on the effectiveness of internal controls and being provided frequent updates of the status of, and reviewing the conclusions of, management’s assessment of ICFR. Management’s evaluation of ICFR focuses on its assessment of the effectiveness of key financial controls, which include: financial reporting controls; IT access controls; journal controls; reconciliations; management review controls, including business performance review controls; and segregation of duties controls. Management’s assessment was based on the internal audit testing plan reviewed by the Committee in early 2025, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Audit committee Report WPP ANNUAL REPORT 2025 87 CORPORATE GOVERNANCE

EFFECTIVENESS AND INDEPENDENCE OF THE EXTERNAL AUDITOR The Committee is determined to ensure that the Company receives an effective external audit. In 2025, the Committee evaluated the performance of the external audit through its ongoing review of the external audit process. Due to the 2025 financial year being PwC’s second audit of the Company, the Committee approached the evaluation with particular consideration to accurately build on joint success factors and identify any opportunities to enhance the process in the second and subsequent audit years, considering feedback through discussions with Committee members, key members of the Company’s finance and IT teams and PwC, which included overall management of the recent audit transition. BUSINESS INTEGRITY During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns and more information on this can be found on page 52. The Committee received regular updates throughout 2025 on the Company’s systems and controls for ethical behaviour, which included matters reported on the Company’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by agency both for substantiated and unsubstantiated cases. During the year, the Committee was satisfied that the Company’s whistleblower and investigations protocols, and the Right to Speak helpline arrangements, are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action. TERMS OF REFERENCE The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 13 March 2026.   A copy of the Committee’s terms of reference is available on the Company’s website at wpp.com/investors/ corporate-governance FRC MINIMUM STANDARD The Company was compliant during the financial year with the FRC’s External Audit: Minimum Standard, as issued in May 2023. See page 89 for details of the Company’s Non-Audit Services Policy EXTERNAL AUDITOR The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal. As reported previously, shareholders approved the appointment of PwC as the Company’s independent auditor at the 2024 AGM, following the conclusion of a competitive audit contract tender in 2021. The Company’s 2025 financial year is therefore their second year as auditor. The Company has complied with the Competition and Markets Authority’s Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services, with Giles Hannam holding the role of lead audit partner for PwC since the 2024 audit. APPOINTMENT OF EXTERNAL AUDITOR AT ANNUAL GENERAL MEETING The Committee has recommended to the Board, and the Board has approved, that PwC should be reappointed as auditor. Resolutions will be put to the 2026 AGM proposing the reappointment of PwC and to authorise the Audit Committee to determine the auditor’s remuneration. PwC’s lead audit partner will make himself available at the AGM to answer shareholder questions on the audit process. Audit committee Report WPP ANNUAL REPORT 2025 88 CORPORATE GOVERNANCE

There were no material non-audit services provided by PwC during 2025. The lead audit partner brought to the Committee’s attention during the year that PwC had been involved in a prohibited service in 2025, the details of which are set out in the Independent Auditor’s Report on pages 173-178. The Committee agreed that this activity did not impact the independence of PwC for the purposes of the audit. Based on the Committee’s review of the services provided by PwC and discussion with the lead audit partner, the Committee concluded that neither the nature nor the scale of the non-audit services gave any concerns regarding the objectivity or independence of PwC. The Committee considered the level of all non-audit services incurred as part of its annual review of PwC’s independence set out above and was satisfied that the auditor continued to exercise objectivity and remain independent throughout the year. The Committee also considered: – A report from PwC confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent – The FRC’s Audit Quality Review’s 2024/25 Audit Quality Inspection and Supervision Report on PwC and the actions taken by PwC to address the findings in that report. During 2025, the Audit Quality Review Team (AQRT) of the FRC conducted a review of PwC’s audit of the Group for the year ended 31 December 2024. In February 2026, the AQRT provided its final report and the Committee Chair subsequently discussed the findings with the lead audit partner. The FRC review identified no key findings and highlighted good practice was observed in certain areas. The review provided a recommendation for limited improvement in one area and PwC has reported to the Committee how this recommendation has been incorporated into the current year’s audit. PwC attended all Committee meetings in 2025, met the Committee without executive management present and the Committee Chair regularly meets independently with the audit partners. Overall, the Committee concluded that: – It continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence – PwC possesses the skills, experience and resources required to fulfil its duties, and there was constructive challenge and appropriate scepticism where necessary, including continuing to challenge management’s assumptions relevant to critical accounting judgements, such as the goodwill impairment assessments of Ogilvy and AKQA, in addition to other areas detailed on page 90 – The audit for the year ended 31 December 2025 was effective NON-AUDIT SERVICES In line with the Company’s Non-Audit Services Policy, the Committee ensures that auditor objectivity and independence are safeguarded by reviewing and pre-approving the external auditor’s provision of certain non-audit services (including audit-related and other assurance services). The Committee is mindful of the 70% non-audit services fee cap in determining whether to pre-approve such services. 2024 2023 248 2 50 4240 2 492025 Audit fees Non-audit fees Total fee 47 AUDIT/NON-AUDIT FEES (£M) All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, PwC received £47 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by external auditors amounted to fees of £2 million this year, which equated to 4% of the total audit fees paid. See page 148 for further details. Audit committee Report WPP ANNUAL REPORT 2025 89 CORPORATE GOVERNANCE

FINANCIAL REPORTING CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES The following critical accounting judgements and estimates in relation to the financial statements were assessed by the Committee and discussed with management and the external auditor, PwC: AREA OF FOCUS CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES ACTIONS TAKEN/CONCLUSION Goodwill impairments Estimates and judgements in relation to goodwill impairment testing The Committee assessed the appropriateness of the key assumptions used by management in its annual goodwill impairment assessments of Ogilvy and AKQA, with a particular focus on forecast revenue less pass-through costs and operating margins, post-tax discount rates and long-term growth rates. The Committee also assessed the approach taken by management to other cash generating units. The Committee was satisfied that the assumptions and resulting impairment charges were reasonable and that the associated disclosures are appropriate (see Note 11). OTHER AREAS Headline profit Judgements relating to headline profit measures The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative measure of performance by excluding items which are considered to be large, unusual and non-recurring which are otherwise included in profit measures determined under IFRS. The Committee was satisfied that the exclusion of the relevant amounts from headline profit measures was reasonable and consistent with the company’s historical practice, and that the associated disclosures are appropriate, and balanced alongside IFRS profit measures (see pages 180-183). Taxation The estimates and judgements made in respect of deferred tax assets and uncertain tax position liabilities The Committee considered the key judgements made by management, including relevant third-party professional advice that may have been received. The Committee considers the level of recognised deferred tax assets and uncertain tax position liabilities to be reasonable and that the associated disclosures are appropriate (see Note 7). Provisions The estimates and judgements made in respect of provisions for certain ongoing legal proceedings and claims The Committee considered the key judgements made by management in respect of certain ongoing legal proceedings and claims including professional advice that may have been received. The Committee considers the level of provisions recognised to be reasonable and that the associated disclosures are appropriate (see Note 20). Revenue recognition Judgements and estimates in respect of the measurement and recognition of variable consideration, and the determination of principal or agent in certain revenue arrangements The Committee considered the reasonableness of the key judgements and estimates applied by management in recording certain elements of the Group’s revenue, in particular in relation to the measurement and recognition of revenue from arrangements that include significant variable or rebate related consideration, and the determination of whether the Group was principal or agent in certain revenue arrangements. The Committee was satisfied the measurement and recognition of revenue in respect of these arrangements was appropriate. Going concern The going concern assessment and viability statement The Committee reviewed and assessed the scenarios modelled by management, including management’s downside and stress-testing scenarios, taking account of declines in revenue less pass-through costs compared to 2025. The Committee concurs with the conclusions from management’s going concern and viability statement assessments, and that the associated disclosures on page 54 are appropriate. Audit committee Report WPP ANNUAL REPORT 2025 90 CORPORATE GOVERNANCE

SUSTAINABILITY COMMITTEE REPORT Applying a sustainability lens to the broader corporate strategy can help build resilience and create value.” KEITH WEED CBE CHAIR OF THE SUSTAINABILITY COMMITTEE Committee members – Keith Weed CBE (Chair) – Angela Ahrendts DBE – Jasmine Whitbread – Dr. Ya-Qin Zhang Regular attendees include the Chief Executive Officer, Chief Financial Officer, Group Chief Counsel, Chief People Officer, Chief Sustainability Officer and Chief Marketing and Corporate Affairs Officer. The Company Secretary is Secretary to the Committee and attends all meetings. Key responsibilities: – Understanding the sustainability risks and opportunities for WPP – Assisting the Board in its oversight of corporate responsibility, sustainability, health and safety and associated reputation matters, taking into account WPP’s mission, strategy and culture – Assessing the Company’s current sustainability footprint, reviewing sustainability targets and commitments and materiality – Reviewing and considering WPP’s Transition Plan, Modern Slavery Statement and sustainability-related policies, including the Environment Policy, for approval by the Board Attendance at Committee meetings during the year can be found on page 77 DEAR SHAREHOLDER As Chair of the Sustainability Committee, I am pleased to present our 2025 report. In 2025, WPP continued to strengthen its sustainability governance, deepen integration of environmental, social and governance (ESG) into business strategy, and prepare for new regulatory and stakeholder expectations. The Sustainability Committee played a central role in overseeing these developments, supporting the Board in its oversight of ESG matters as the Company works to deliver on its commitments and obligations. The Committee received updates throughout the year on a broad range of topics, with our work focused on three core themes: – Evolving obligations: overseeing WPP’s evolving ESG disclosures as we respond to changing and increasingly varied obligations and stakeholder expectations – Decarbonisation: tracking progress towards carbon reduction commitments, in a critical year for our decarbonisation roadmap – Integrating ESG and strategic alignment: during a period of broader strategic review, the Committee explored how WPP’s evolving business model can incorporate sustainability principles to promote resilience and value creation EVOLVING OBLIGATIONS We continued to monitor developments in ESG laws and regulations and received regular updates on WPP’s roadmap for compliance. We saw progress in centralising and automating ESG data feeds to strengthen quality and coverage while reducing the reporting burden on the business. This is an important step as we prepare for more complex, varied and divergent compliance obligations, including the first year of CSRD reporting from January 2027, and remains a priority in 2026. Read more about data quality, including errors identified in 2024 heat and steam and air travel data, on page 40. We also continued to support management’s engagement strategy on sustainability. We received regular updates on initiatives to inspire our people and equip them with skills and knowledge to leverage sustainability in their work, to drive performance and deliver for our clients. And we were updated on supply chain engagement, which plays an important role in delivering meaningful emissions reductions (pages 33-34). DECARBONISATION WPP met two important milestones in 2025: purchasing 100% of electricity from renewable sources for the first time, and reducing Scope 1 and 2 emissions by 89% since 2019. As attention shifts to Scope 3 emissions reduction, we will continue to support management’s work to align emissions reduction with WPP’s evolved corporate strategy and core commercial priorities. You can read more about these outcomes and how WPP’s simpler operating model will accelerate decarbonisation on page 36. WPP ANNUAL REPORT 2025 91 CORPORATE GOVERNANCE

Having achieved its first near-term carbon reduction target, WPP is recalculating its emissions baseline to reflect progress to date and changes in business model and portfolio. In 2026, we will continue to work with management to complete this exercise and publish an updated baseline, emissions reduction targets and transition plan. Monitoring Transition Plan implementation remains a priority, and we look forward to continued deep-dive reports on progress across WPP. Read more about our carbon commitments, delivery roadmap and performance on pages 33-36). INTEGRATING ESG In a period of change across the business, applying a sustainability lens to the broader corporate strategy can help build resilience and create value. We will continue to support management in leveraging opportunities to further integrate sustainability into WPP’s operations and client offer. Read how WPP’s simpler business model can accelerate decarbonisation on page 36. WPP’s sustainability strategy, investments, engagement and reporting continue to be informed by its double materiality assessment (page 31), which we reviewed and use to ensure activity is targeted at the topics of greatest importance and relevance to the business and its stakeholders. Recognising the growing importance and impact of AI, we also explored the implications of sustainability in the AI era, a topic of continued focus in 2026. MONITORING PERFORMANCE We continued to monitor sustainability KPIs to track progress against external commitments and support effective management of material sustainability risks and opportunities. To streamline review and assurance processes, certain Committee meetings continue to be partially combined with Audit Committee meetings, as referenced in the Audit Committee Report (from page 84). Throughout this report, selected content highlighted with the symbol was subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ended 31 December 2025. In May PwC presented its fourth management report to the Committee. Management provides regular progress updates to the Committee throughout the year on work undertaken to strengthen data quality and the ESG control environment. In 2025 this included broadening training to reflect expanded disclosure requirements and work to centralise data and automate reporting. We will continue to assess the effectiveness of our ESG governance and data systems, ensuring they remain fit for purpose in a rapidly evolving regulatory landscape.   For details and results of independent limited assurance, see wpp.com/ sustainabilityreport2025 COMMITTEE OVERSIGHT AND EXPERTISE As we do each year, the Committee reviewed WPP’s climate-related risks and opportunities, sustainability and environment policies, and Modern Slavery Statement. We also assist the Board in oversight of health and safety-related matters. WPP continues to prioritise the mental health and wellbeing of its people; read about wellbeing programmes including our global Employee Assistance Programme and WPP-wide Making Space initiative on page 37. The annual Board and Committee performance review assessed the performance of the Committee and I am pleased that this concluded that the Committee operates effectively. Our terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 4 February 2026.   A copy of the Committee’s terms of reference is available at wpp.com/ investors/corporate-governance Through senior positions in business and non-governmental organisations, Sustainability Committee members bring a breadth of experience and insight across marketing, technology, sustainable business and international development. To support members in keeping up to date in a rapidly evolving landscape, in 2025 we received in-depth reviews on a range of topics including evolving ESG regulatory obligations, climate-related risks and opportunities, and modern slavery and human rights. I would like to thank my fellow Committee members for their ongoing dedication and insight and our management team for their leadership and commitment to ensuring that our sustainability efforts continue to meet our obligations and drive long-term value for our stakeholders. Keith Weed CBE Chair of the Sustainability Committee 19 March 2026 DIRECTORS’ STATEMENT ON WPP PLC’S SELECTED ESG PERFORMANCE METRICS The Board is solely responsible for the preparation and presentation of the ESG disclosures in this 2025 Annual Report, including this Directors’ Statement. The Directors confirm, to the best of their knowledge and belief, that they have responsibility for: – Establishing and consistently applying fair, balanced and understandable reporting criteria for preparing and presenting the non-financial information, including clear definition of organisational boundaries – Presenting information, including the reporting criteria, in a manner that provides relevant, complete, reliable, comparable and understandable information – Preparing and reporting the selected metrics marked with the symbol in accordance with the WPP Sustainability Reporting Criteria 2025, available at wpp.com/sustainabilityreport2025 19 March 2026 Sustainability Committee report WPP ANNUAL REPORT 2025 92 CORPORATE GOVERNANCE

COMPENSATION COMMITTEE REPORT It is critical that WPP can compete for global talent in the highly competitive technology and media sectors, as we navigate fundamental industry changes and secure a successful future for WPP.” JASMINE WHITBREAD CHAIR OF THE COMPENSATION COMMITTEE DEAR SHAREHOLDER On behalf of the WPP Board, I am pleased to present the Compensation Committee report for the financial year ended 31 December 2025. In this report, I include my introductory letter which summarises the main changes proposed to the Directors’ Compensation Policy, an ‘At a glance’ summary of compensation, the proposed updated Directors’ Compensation Policy (‘the Policy’) for shareholders’ consideration and the Annual Report on Compensation setting out the implementation of the existing Policy in 2025. The report also sets out the proposed implementation for 2026. ELEVATE28 – A NEW ERA FOR WPP 2025 was a year of significant change for our organisation and industry. In July 2025, the Board was delighted to announce the appointment of Cindy Rose OBE as our new CEO. Cindy has extensive experience as a leader in the technology, media, entertainment and creative industries gained at world-leading brands, most recently at Microsoft. She brings deep knowledge of technology and AI and its transformational impact on business, successfully running large global organisations with talent at their core. Under Cindy’s leadership, a refreshed executive team has been working at pace to set the foundations to secure a successful future for WPP, our people, our clients, and our shareholders. On 26 February we announced Elevate28, our comprehensive strategic plan to return the business to growth and drive long-term shareholder value. WPP will radically simplify its business to deliver fully integrated, AI-enabled solutions through four core units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative across four regions (North America, Latin America, EMEA and APAC). As detailed earlier in the Annual Report, the core priorities of the Elevate28 strategy are: A focus on client growth – our new go-to-market strategy leads with media and data, builds a unified next-gen content engine (WPP Creative and WPP Production), and will scale Enterprise Solutions - all in service of driving growth for our clients. Unifying the business – we are becoming a single operating Company comprising four operating units across four regions with a strengthened performance culture. Unlocking the advantage of WPP Open – we will connect our four operating units through WPP Open our pioneering agentic marketing platform. Creating firm foundations for the future – we will unlock £500 million in annualised gross cost savings by 2028 through structural simplification. We will maintain an investment-grade balance sheet, prioritising organic investment in high-growth areas. We will also take portfolio actions to reduce leverage and maintain our dividend at the 2025 level. We have already seen early signs of positive momentum under Cindy’s leadership with a number of major new client wins and retentions, including with the UK government and expansion and consolidation of major key global accounts (including with Reckitt, Henkel, Kenvue and SC Johnson). Committee members – Jasmine Whitbread (Chair) – Sandrine Dufour – Tom Ilube CBE – Philip Jansen Attendees Regular attendees also include the Chief Executive Officer, the Chief Financial Officer, the Chief People Officer, the Global Reward Director and the Committee external advisors. The Chief Executive Officer, Chief Financial Officer and Chief People Officer are not present when matters relating to their own compensation or contracts are discussed and decided. The Company Secretary is Secretary to the Committee and attends all meetings. Key responsibilities – Setting the Compensation Policy and the terms and conditions for the Chair of the Board, Executive Committee and Company Secretary – Designing and monitoring incentive arrangements including setting targets and assessing performance – Maintaining an active dialogue with shareholders and ensuring WPP practice aligns with corporate governance standards Learn more at wpp.com/about/ corporate‑governance WPP ANNUAL REPORT 2025 93 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

2026 DIRECTORS' COMPENSATION POLICY REVIEW

The normal three-year Compensation Policy review cycle coincided with our change of CEO, our Elevate28 strategy launch and a new operating structure. No material changes have been made to the Policy since 2020, notwithstanding an unprecedented pace of change in our industry, including significant consolidation and an intense war for talent.

The Committee is acutely conscious that as a people-led business it is critical that we are well positioned to compete for high-demand media, creative, digital and technology skills in a competitive market. Reviewing our approach to pay was one of the factors discussed with the CEO during the recruitment process, to ensure that the framework is structured to set the leadership team up for success.

In undertaking the comprehensive review of our Policy, it was evident that our current executive compensation framework is not aligned with our direct sector peers and key talent markets, as well as pay practices across the organisation. The Committee determined that there was a clear business need to address this and make changes to our Policy to ensure it supports the critical next phase for WPP.

As part of the review, we consulted extensively over two consultation periods with 15 of our largest shareholders, representing c.81% of share ownership, and proxy agencies.

SIMPLIFIED OPERATING STRUCTURE

FOUR CORE OPERATING UNITS WITH STRONG US FOOTPRINT

CINDY ROSE OBE, CEO | **JOANNE WILSON,** CFO

- CEO, **WPP MEDIA**
- CEO, **WPP PRODUCTION**
- CEO, **WPP ENTERPRISE SOLUTIONS**
- CEO, **WPP CREATIVE**

- CHIEF OPERATING OFFICER
- CHIEF CREATIVE OFFICER
- CHIEF TECHNOLOGY OFFICER

WPP CORPORATE FUNCTIONS

WPP OPEN POWERED BY OPEN INTELLIGENCE

The majority of shareholders understood the challenges that we face as a global technology and media sector business in a highly competitive market and were supportive of the proposed changes, albeit some changes were made in finalising our proposal to reflect feedback received. An overview of the context against which the Committee reviewed the Policy is set out below, as well as changes proposed to both the Policy and our performance measurement framework.

CONTEXT FOR THE POLICY REVIEW

1. WPP IS A LARGE, HIGHLY COMPLEX BUSINESS WITH A SIGNIFICANT US FOCUS IN TERMS OF LEADERSHIP, OPERATIONS AND REVENUE

WPP is a global company with a presence in more than 100 markets. WPP has a truly worldwide reach and significant US presence, with 85% of total revenue from non-UK operations and 38% of total revenue from the US. Just under 90% of our 103,000 employees are located outside of the UK.

In terms of the size of our organisation, WPP is ranked 6th in the FTSE by number of employees, and c.30th by net revenue, reflecting the scale and magnitude of our organisation. Whilst we acknowledge that WPP's market capitalisation has dropped materially in the past 12 months, the Group continues to be one of the most diverse and complex businesses listed in the UK market, and our Elevate28 strategy is focused on regaining our position of competitive growth and market valuation.

The US market offers the most significant opportunity for acceleration and market share gains and is a critical area of growth and investment under our Elevate28 strategy. Under our new, simplified leadership structure, the CEOs of each of WPP's four operating units, the Chief Creative Officer, and the Chief Operating Officer are all located in the US. Our new Group CEO is based in both London and New York.

WPP'S SIZE AND COMPLEXITY

AGAINST DIRECT SECTOR PEERS


Revenue
No. of employees
Operating profit
Market cap
Internationality score
WPP
Publicis
Omnicom
IPG
Denstu
Havas

AGAINST THE FTSE 350 (EXCL. FINANCIAL SERVICES)


Revenue
WPP
Lower quartile
Median
Upper quartile
No. of employees
WPP
Lower quartile
Median
Upper quartile
Market capitalisation
WPP
Lower quartile
Median
Upper quartile
Internationality score
WPP
Low
Medium
High

Data sourced from 2024 Annual Reports, which was the latest data available to the Committee at the time of review. Following their merger in November 2025, Omnicom and IPG have since become a single combined identity. The market capitalisation is the 12-month average market capitalisation to 1 January 2026. The internationality score is based on the geographic spread of a company's revenues (Low: significant majority of revenue being derived from one country. Medium: a material proportion of revenue is derived from one or two countries/regions with a minority of revenue derived from other countries/regions. High: a material portion of the revenue is spread across three or more countries/regions)

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 94

CORPORATE GOVERNANCE

2. WE COMPETE FOR GLOBAL TALENT IN A HIGHLY COMPETITIVE TECHNOLOGY AND MEDIA SECTOR

While WPP has a strong culture of moving internal talent into senior roles, an increasing number of appointments have been external hires from the US reflecting our need to attract and retain new and diverse skill sets, including from the technology sector. Our new CEO was hired from Microsoft, and other recent senior hires from Google, Meta and Accenture Song reflect our key talent markets in technology and media.

We compete for talent in a highly competitive market where pay structures and quantum often differ materially from the UK-centric framework that WPP currently operates, this brings critical talent retention challenges and risks.

For example, all of our key global sector peers – IPG/Omnicom, Publicis and Havas – use multi-incentive plan models, incorporating both performance shares and restricted shares ('hybrid plans') in their compensation frameworks. In addition, it is a practice increasingly prevalent in UK-listed companies with a significant US presence to facilitate the attraction and retention of global talent.

The use of restricted shares is also very common in the technology sector, as reflected in the buyout arrangements for our new CEO.

LONG-TERM INCENTIVE PRACTICE – VEHICLE

LTI VEHICLE[1]	RESTRICTED SHARES (RSP)	PERFORMANCE SHARES (PSP)	MARKET VALUE OPTIONS
US Media peers[2]	●	●	◗
US Tech peers[2]	●	◕	◗
IPG/Omnicom	●	●	
Publicis	●	●	
Havas	●	●	
WPP		●	

1 Shading indicates prevalence of the respective LTI vehicle in the peer group
2 Further information on the US Media peers and US Tech peers is provided in the footnote to the chart on page 96

LONG-TERM INCENTIVE PRACTICE – SECTOR PEERS
(% OF BASE SALARY)


0
200
400
600
800
1000
1200
WPP current
IPG
US Media peers (median)[1]
Omnicom
Publicis[2]
Executive Directors
Restricted Share Plan element
Performance Share Plan element

1 US Media peers (median) is based on CEO data from an expanded US peer group of Accenture, Electronic Arts, Endeavor Group, Fox Corporation, IPG, Liberty Media, New York Times Company, News Corporation, Nexstar Media Group, Omnicom, Paramount Global, Sirius XM, Take Two, Trade Desk, Warner Brothers Discovery and Warner Music Group
2 One-off restricted share award made to Publicis CEO of c.10x salary (annualised over three years)

3. DISPARITY IN INCENTIVE ARRANGEMENTS ACROSS THE ORGANISATION

While WPP's Executive Directors participate in an annual bonus and performance share framework, restricted shares are used below Board level and were awarded to c.2,000 of our senior leaders in 2025, reflecting local market practices and growing talent pressures.

Over time, this has led to material pay compression challenges between Executive Directors and in particular our US-based Executive Committee roles.

For example, in 2023 and 2024, total actual compensation of around a third of the Executive Committee members, all of whom were based in the US, exceeded that of the then Group CEO in those years. The Committee believes it is appropriate to narrow this disparity and alleviate some of the challenges of pay compression, creating a fair and sustainable framework across the global executive team.

SUMMARY OF PROPOSED POLICY CHANGES

A range of approaches was considered by the Committee and discussed with our shareholders. Details of changes made to our proposals to reflect shareholder feedback are set out later in this letter.

We are ultimately proposing the introduction of a restricted share award element of 100% of salary for the CEO and CFO alongside the existing EPSP awards. The restricted share awards will be subject to a five-year time horizon, with a three-year vesting period and two-year holding period, and a performance underpin.

No changes are proposed to the current maximum award levels under the STIP and EPSP.

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 95

In introducing a ‘hybrid’ long-term model, the proposed changes are intended to: – Move our incentive framework closer to (but not equivalent to) direct sector peers and US market practice – The addition of a restricted share element reflects market norms in all our direct sector peers, enabling us to more effectively compete for top talent in a highly competitive and evolving sector. However, the Committee has sought to develop proposals under which pay levels will remain within market parameters of UK FTSE-listed peers of a similar size and complexity criteria, but remain materially below US sector peer norms and wider US market practice. – Retain a pay-for-performance focus, aligned to our growth strategy – The significant majority of the package will remain performance based, and subject to stretching performance conditions linked to our ambitious Elevate28 growth strategy. The Committee has a proven track record of operating a robust pay-for-performance framework, as reflected in the historical payouts under the STIP and EPSP plans and will continue to set challenging performance targets primarily aligned to financial and shareholder-return metrics. In addition, any vesting under the new restricted share plan will be subject to a performance underpin under which the Committee can reduce vesting (including to nil) if it considers the vesting outcome is not appropriate in the context of Company performance and the shareholder experience. – Provide a unified incentive framework across the senior leadership team – The use of both performance and restricted shares across the Executive Committee (including Executive Directors) will enable us to provide a fair and competitive package across senior leadership roles, ensuring that we retain and incentivise key leaders to deliver on our strategy and drive value creation for our stakeholders. – Provide an element of reward that allows the Committee to manage through a rapidly changing sector and period of transformation – During a period of accelerated change, the Committee is seeking to introduce a future proof compensation framework that allows WPP to attract and retain talent without recourse to one-off arrangements. Given the pace of sectoral change, the strategic decisions required for the Company to achieve value for shareholders and the intensification of competition for talent, the Committee believes that the creation of long-term value will be best supported by the introduction of an element of restricted shares in the incentive framework. Other minor changes have been made to the Policy to reflect the evolving corporate governance landscape and align with market. REFLECTING SHAREHOLDER FEEDBACK As noted above, we consulted extensively with 15 of our largest shareholders, representing c.81% of share ownership, and proxy agencies. The majority of shareholders understood the challenges that we face as a global technology and media sector business in a highly competitive market and were supportive of the proposed changes including the introduction of a hybrid incentive plan. However a number of adjustments were made in finalising our proposal to reflect the feedback received: – Removal of proposal to increase the maximum EPSP award level – Reduction in the maximum RSP award level from 150% to 100% of base salary WPP (current) WPP (proposed) IPG Omnicom Publicis1 Havas FTSE Size & Complexity peer group2 ExCo roles US Media peers3 CEO role US Tech companies4 CEO role US Media peers3 PAY POSITIONING VERSUS SECTOR PEERS CEO VS PEERS MAXIMUM REWARD OPPORTUNITY (£’000) 4,000k 8,000k 12,000k 16,000k 20,000k 24,000k 28,000k 32,000k Lower quartile to median Median to upper quartile 1 One-off restricted share award made to Publicis CEO of c.10x salary (annualised over three years) 2 FTSE Size and Complexity peer group: Anglo American, Ashtead, ABF, BAE Systems, BAT, BT, Bunzl, Centrica, CCEP, Coca-Cola HBC, Compass Group, DCC, Diageo, Experian, GSK, Haleon, Halma, Imperial Brands, IAG, IHG, J Sainsbury, National Grid, Reckitt, RELX, Rentokil Initial, Rolls-Royce, Smith & Nephew, Tesco, Sage, Vodafone 3 US Media peers (market cap c.£5bn – £50bn): IPG, Omnicom, Electronic Arts, Endeavor Group, Fox Corporation, Liberty Media, New York Times Company, News Corporation, Nexstar Media, Paramount Global, Sirius XM, Take Two, Trade Desk, Warner Brothers Discovery, Warner Music Group, Accenture 4 US Tech companies (market cap c.£5bn – £15bn): including companies such as Pinterest and Match Group WPP ANNUAL REPORT 2025 96 CORPORATE GOVERNANCE Compensation Committee report

CORPORATE GOVERNANCE

- Introduction of a performance underpin which will operate prior to the vesting of any RSP awards. While this feature is unusual in our direct peers, this has been included to align with UK best practice and investor expectations.

  In developing the performance underpin, the Committee recognised that the core measures of strategic success and business transformation are already captured across the STIP and the EPSP metrics. Whilst detailed consideration was given to the relative merits of a quantitative underpin, given the period of transformation and focus on strategic delivery, as well as wider practice in our talent market where underpins are not common practice, the Committee determined that a qualitative rather than quantitative underpin was appropriate at this time, enabling the Committee to assess performance in the round at the end of the period. The Committee will ensure that there is clear disclosure provided to shareholders at the end of the period on the factors considered before the award is released.

  We are grateful to the shareholders that engaged with us and appreciate the valuable feedback and input received in developing our proposals.

IMPLEMENTATION IN 2026 AND PERFORMANCE METRICS REVIEW

The significant majority of the compensation package for our executive team will remain performance-based and one of the core areas for discussion with our investors was the performance metrics to be used for the incentive arrangements in 2026. The Committee reviews the performance metrics annually to ensure continued strategic alignment.

A summary of the metrics for the 2026 STIP and 2026 EPSP awards and their alignment to our ambitious Elevate28 strategy is provided below. Further details are provided on page 106.

STIP 2026

For 2026 the STIP will continue to operate in a similar way to 2025, both in terms of structure and quantum. Both Executive Directors have a maximum opportunity of 250% of base salary, with a maximum of 60% delivered in cash and a minimum of 40% in a deferred share award (ESA).

The Committee agreed that revenue growth and operating margin should continue to be key areas of focus and that the 2026 financial metrics would be like-for-like revenue less pass-through costs growth and headline operating margin performance with equal weighting, comprising 75% of the STIP opportunity.

The remaining 25% of the 2026 STIP opportunity will be based on specific individual objectives linked to our Elevate28 strategy.

Full details of the performance targets will be reported in next year's Compensation Committee Report

EPSP 2026

The existing EPSP will continue to be used as our principal long-term incentive vehicle. The Committee believes that AFCF, relative TSR and ROIC remain appropriate measures to drive value creation for WPP.

To reflect our new strategy and our focus on a return to competitive growth versus peers, a new measure of relative organic revenue growth (ORG) will be introduced with a weighting of 1/6th. Relative ORG will measure our growth in like-for-like revenue over the three-year performance period relative to that of our global media sector peers (Dentsu, Havas, Omnicom and Publicis).

In addition, to strengthen pay for performance alignment relative to our media sector peers, for the 2026 EPSP awards our relative TSR performance will be measured solely by reference to a global media sector peer group. These changes reflect both the Committee's view and feedback from investors during the 2026 Policy consultation process.

Further details on 2026 EPSP measures and targets are provided on pages 106 and 124

ALIGNMENT OF PERFORMANCE METRICS WITH STRATEGY

	2026 STIP FINANCIAL METRICS		2026 EPSP METRICS			
STRATEGIC PRIORITIES	**NET SALES GROWTH**	**HEADLINE OPERATING MARGIN**	**RELATIVE ORGANIC REVENUE GROWTH**	**ADJUSTED FREE CASH FLOW**	**RELATIVE TSR**	**RETURN ON INVESTED CAPITAL**
Lead the industry in terms of organic revenue growth	✓		✓		✓	
Deliver £500m of total gross cost savings over next three years		✓		✓	✓	✓
Deliver margins above historical levels		✓			✓	✓
Simplify the portfolio to secure investment-grade balance sheet and fund management				✓	✓	✓

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 97

SALARY REVIEW FOR 2026 The base salaries of the Executive Directors will be subject to review during 2026 in the usual way in line with the wider annual salary review processes which will be undertaken for our employees. COMPENSATION IN 2025 STIP 2025 All the Executive Directors participated in the 2025 STIP. The CEO, Cindy Rose, participated on a pro-rata basis from the date of her appointment and the reported outcomes shown for the former CEO, Mark Read, reflect the period to 31 August 2025 whilst he was an Executive Director. The STIP was based on a combination of financial and non-financial measures aligned to the delivery of the Company strategy and purpose. The financial measures, which determined 75% of the award, were headline operating profit margin improvement and like-for-like revenue less pass-through costs growth. The actual financial performance of the company against both these metrics in 2025 was below threshold. This resulted in no STIP bonus being payable in respect of the financial element (75% of the award) of the STIP. The Committee felt that this appropriately reflected the underlying performance of the Company and no adjustments were made. See page 119 for further detail on performance against financial targets The remaining 25% of the award is based on individual performance against non-financial priorities set by the Committee at the start of the year (or if later, shortly after joining). The Committee assessed the performance of each of the individual Executive Directors (including the former CEO, Mark Read) against their agreed non-financial priorities. In assessing individual performance the Committee was mindful of the business performance, the experiences of our broader employee base, our shareholders, and the wider stakeholder community during 2025. In evaluating Cindy’s first months in role, the Committee recognised that she had demonstrated exceptional progress: successfully leading the development of the new strategy, refreshing the executive team, overseeing significant business transformation, new client-focussed AI solutions, and securing key new business and extending a key partnership with Google. On this basis, it determined an assessment of 25%/25% (resulting in a total STIP of 25% of the maximum opportunity, totalling £261,130) appropriately reflected Cindy’s significant contribution since joining WPP. For Joanne, the Committee recognised her strong delivery, which included bolstering WPP’s long-term funding resilience through a highly successful €1bn bond issue that reinforced market confidence; driving substantial business transformation, marked by significant cost reductions; and orchestrating strategic investments in WPP Open and AI that are delivering enhanced operational efficiencies. Reflecting on Joanne’s specific achievements, the Committee conducted a review of both the collective and personal deliverables within the non-financial objectives. It was determined that she achieved 100% for the goals within the non-financial metrics directly related to her personal deliverables, which had a weighting of 10% within the total 25% allocated for non-financial metrics. Consequently, her overall assessment for the non-financial metrics resulted in a total STIP of 10% of the maximum opportunity, totalling £190,000, reflecting her singular contribution during 2025. The Committee considered these awards were appropriate given the individual performance of the CEO and CFO. However, to further align their interests with shareholders, it decided these awards would be made as deferred ESAs, vesting subject to continued employment, in March 2028, and no cash payment would be made. The Committee recognised the contribution of the outgoing Executive Directors, Andrew Scott and Mark Read, including the delivery of a proportion of non-financial objectives. However, given the outcome against the STIP financial metrics, the performance of the Company and the wider stakeholder experience, it determined that it was not appropriate for any 2025 STIP awards to be made to Andrew or Mark based on non-financial performance. Consequently, combined with no STIP bonus being payable in respect of the financial element, no 2025 STIP was awarded to Andrew or Mark. See pages 119 and 120 for further detail on performance against non-financial priorities 2023 EPSP AWARDS The 2023 EPSP awards’ three-year performance period ended on 31 December 2025. Performance against all three metrics was below threshold resulting in a formulaic vesting outcome of zero. The Committee considered this vesting outcome was an appropriate reflection of performance and no adjustments were made to the outcome. NEW CEO APPOINTMENT As disclosed on 10 July 2025, Cindy Rose was appointed on a salary of £1,250,000. Other elements of her package were set in line with the Compensation Policy on appointment. Further details are provided on page 115. DEPARTING EXECUTIVE DIRECTORS On Cindy’s appointment as CEO on 1 September 2025, Mark Read stepped down as CEO and from the Board. Following this, Mark worked with Cindy to facilitate the transition before commencing garden leave on 14 November 2025. He will retire, as previously announced, at the end of his notice period, on 8 June 2026. The termination arrangements for Mark Read (which were in accordance with the Policy) are set out on page 116. Andrew Scott also stepped down as Chief Operating Officer and from the Board on 31 December 2025. He remains an employee of the Group. CLOSING REMARKS I would like to express my appreciation to the members of the Committee for their continuing dedication and active participation over what has been a very busy year. WPP is at a pivotal moment, and the business is taking action to set itself up for future success, led by a new CEO and executive team. We are confident in Elevate28 and believe the proposed Policy changes are necessary to facilitate the delivery of our ambitious strategy. On behalf of the Committee I would like to thank our shareholders for their support and input in our consultation process and hope you will support our proposed Policy at the upcoming AGM. Jasmine Whitbread Chair of the Compensation Committee 19 March 2026 WPP ANNUAL REPORT 2025 98 CORPORATE GOVERNANCE Compensation Committee report

CORPORATE GOVERNANCE

COMPENSATION AT A GLANCE

2025 COMPENSATION OUTCOMES FOR THE CEO AND CFO

The information below summarises the 2025 total compensation received by the CEO and CFO. The CEO was appointed on 1 September 2025. As a result, the fixed pay and short-term incentives shown in the single figure table and in the charts below are from her date of appointment. To allow comparability the Policy Target and Maximum amounts for her fixed pay and short-term incentive elements have also been pro-rated in the charts below. The buyout awards made to the CEO in 2025 to compensate for loss of incentive opportunity at her previous employer (£5,942k) are also shown separately. These buyout awards vest on a phased basis over the period to September 2030 (for further details see page 116), but are required to be shown in full in the single figure table in the year of grant under the Directors Reporting Regulations. Full details of the performance outcomes are set out on pages 119-120.

2025 TOTAL COMPENSATION COMPARED WITH POLICY FOR THE CEO AND CFO[1]

(£000)

Cindy Rose

CEO, appointed 1 September 2025


£0
£1,000
£2,000
£3,000
£4,000
£5,000
£6,000
£7,000
2025 Actual Total Compensation (part year)[2]
£6,827
Policy Compensation at Target[3]
£4,143
Policy Compensation at Maximum[3]
£6,664

Joanne Wilson

CFO, appointed 27 April 2023


£0
£1,000
£2,000
£3,000
£4,000
£5,000
£6,000
£7,000
2025 Actual Total Compensation
£1,062
2024 Actual Total Compensation
£1,850
Policy Compensation at Target
£3,189
Policy Compensation at Maximum
£5,051

- Fixed compensation, consisting of base salary, benefits and pension (as set out in the single figure on page 117)
- Short-term incentives (STIP)
- Long-term incentives (EPSP)
- Buy-out awards

1 Policy refers to the Directors' Compensation Policy approved by shareholders at the 2023 AGM; Target: 50% of maximum STIP, 60% of maximum EPSP
2 Actual total compensation is from the date of appointment for the CEO
3 To allow comparability with Policy, for appointments in the year the Policy Target and Maximum amounts for fixed and short-term elements have been pro-rated

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 99

2025 TOTAL COMPENSATION OUTCOMES SUMMARY FOR THE CEO AND CFO 2025 FIXED COMPENSATION Cindy Rose (CEO) £000 Joanne Wilson (CFO) £000 Base salary Pro rata from date of appointment for the CEO 417 760 Pension Contributions aligned at 10% of base salary for all Executive Directors 42 76 Benefits Pro rata from date of appointment for the CEO 165 36 2025 STIP PERFORMANCE WEIGHTING OUTCOME ACHIEVED Threshold (0% payable) Target (50% payable) Maximum (100% payable) Like-for-like revenue less pass-through costs growth 37.5% 0% Headline operating margin improvement 37.5% 0% Total financial performance 75% 0% Cindy Rose Joanne Wilson Non-financial performance 25% See pages 119 and 120 for performance against non-financial measures 25% 10% Total (%) of maximum 100% 25% 10% Total (%) of base salary 62.5% 25.0% Total amount (£000) 2611 190 Delivery The Committee determined the STIP 2025 awards will be delivered 100% as a share award (ESA) with a two-year deferral period (Typically 60% is delivered in cash; 40% as ESA) 2025 STIP bonus delivery 100% shares   Actual STIP performance    Indicates a scale break 1 For the CEO, STIP has also been pro-rated from the date of appointment, 1 September 2025 -1.8% Below threshold 0.0% 0.6% 2.0% -5.4 % Below threshold 0.0% 0.1% 0.2% WPP ANNUAL REPORT 2025 100 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

CORPORATE GOVERNANCE

2023 EPSP PERFORMANCE

	WEIGHTING	Actual EPSP performance	Threshold (20% vesting)	Maximum (100% vesting)	OUTCOME ACHIEVED
Average return on invested capital (ROIC)	⅓	16.1% Below threshold	17.5%	19.5%	0%
Cumulative adjusted free cash flow (AFCF)	⅓	£2,955m Below threshold	£3,500m	£4,500m	0%
Relative TSR (common currency)	⅓	Below threshold	Median 26.1%	Upper decile 134.2%	0%
Relative TSR (local currency)		Below threshold	+4.2% (local) Median -8% (common)	+47.9% (local) Upper decile +44.6% (common)	
Total (% of maximum)	**100%**				**0%**

		Cindy Rose	Joanne Wilson
Total amount (£000)		**n/a[1]**	**nil**
Delivery	**The awards lapsed in full on 6 March 2026 and no shares were delivered**		

[1] Cindy Rose was appointed CEO on 1 September 2025 and therefore held no 2023 EPSP awards

Actual EPSP performance // Indicates a scale break

SHAREHOLDING REQUIREMENT

	Cindy Rose	Joanne Wilson
	Appointed 1 September 2025	Appointed 19 April 2023
Executive Directors are required to build and maintain their shareholding requirements within seven years of appointment. Expectation that shares received on the vesting of share awards (eg EPSP and ESA) will be retained (other than those required to settle tax obligations) until holding requirement met, as was the case in 2025.		
Target levels (% of base salary)	**600%**	**300%**
Actual levels (% of base salary) at 31 December 2025[1]	**26%**	**27%**
Actual levels (% of base salary) at 31 December 2024[1]	**n/a**	**32%**

[1] The share price used for the calculation is the average share price for the last two months of the relevant financial year

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 101

CORPORATE GOVERNANCE

2026 COMPENSATION OPPORTUNITIES

This section provides a summary of the proposed implementation, subject to shareholder approval at our Annual General Meeting, of our Compensation Policy during 2026. There are a number of changes from our previous Policy, which are summarised below. Full details of the Policy changes are outlined on pages 103 to 104. This report also sets out details of the extensive investor consultation process undertaken, together with the feedback received in the course of developing our Policy.

Implementing our Compensation Policy during 2026:

	Policy	Implementation for 2026	Further detail
Base salary	To maintain package competitiveness and reflect skills and experience; to enable recruitment and retention. Typically reviewed annually to align with review cycle of the wider workforce.	Cindy Rose: £1,250,000 Joanne Wilson: £760,000 Salary levels will be reviewed in 2026	Base salaries will be reviewed in 2026, with any increases aligned with those of the wider workforce
Benefits	Provide a market competitive benefits allowance and other benefits sufficient to enable recruitment and retention.	Cindy Rose: £35,000 allowance, plus to facilitate the performance of her duties in the US, the provision of an apartment in New York Joanne Wilson: £30,000 allowance	The CEO is dual located in the UK and US, the US apartment is provided to facilitate her work in the US
Pension	Pension is provided by way of a contribution to a defined contribution arrangement, or a cash allowance, or a combination of the two. Determined as a percentage of base salary and consistent with wider workforce.	Both Executive Directors: 10%	No change in levels as a % of base salary for 2026, which are aligned with wider UK workforce
Short-term incentives (STIP)	Drives the achievement of strategic priorities for the financial year. Maximum opportunity 250% of base salary – 75%-100% financial – 0%-25% individual strategic objectives – One-year performance period – At least 40% delivered in the form of deferred shares (ESA awards) released after a period of two years (proportion deferred (as an ESA award) reduces from 40% to 20% where the shareholding requirements met)	Cindy Rose: 250% Joanne Wilson: 250% 75% financial and 25% non-financial targets 60% cash/40% deferred shares	2026 STIP financial metrics (75%) LFL revenue growth (37.5%) Headline operating margin performance (37.5%) 2026 STIP non-financials (25%) – aligned to our Elevate28 Strategic priorities
Long-term incentives	Drives the achievement of long-term strategic priorities, aids retention and aligns Executive Director and shareholder interests. Comprises two elements – EPSP and RSP awards		
	EPSP awards – Performance measures may be a mix of market, financial and non-financial measures – Three-year performance period – Two-year holding period	Cindy Rose: 400% Joanne Wilson: 300% Performance measures for 2026: aligned with strategy and are a mix of market financial, relative and absolute measures	2026 EPSP awards performance metrics 1/3 AFCF 1/3 relative TSR 1/6 relative ORG 1/6 ROIC See page 124 for further details
	RSP awards – Three-year vesting period – Two-year holding period	Cindy Rose: 100% Joanne Wilson: 100% Performance underpin applies to any vesting	
Shareholding requirements	Aligns the interests of Executive Directors and shareholders Level for an Executive Director set at no less than the aggregate of one times ongoing EPSP award opportunity plus two times ongoing RSP award opportunity	Cindy Rose: 600% of base salary Joanne Wilson: 500% of base salary	

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 102

CORPORATE GOVERNANCE

DIRECTORS' COMPENSATION POLICY

This section of the report sets out the proposed new Directors' Compensation Policy ('the Policy'). The Policy will take effect from the date of the 2026 AGM, subject to approval by shareholders.

REVIEW OF EXISTING POLICY

During the year the Committee undertook an extensive review of the existing Directors' Compensation Policy, which was approved by shareholders at the AGM in 2023. The Committee considered the extent to which the existing compensation structure and performance-related pay remain fit for purpose, as well as how appropriate the compensation opportunity is, from both a market competitive and internal relativity basis.

The Committee concluded that, as a global business operating in a competitive talent market, changes were needed to ensure our Policy is fit for purpose and supports the next critical phase of our strategy. The Committee is mindful of both retention of top talent and the increasing compensation compression at leadership levels.

CONSULTATION WITH SHAREHOLDERS

The Committee Chair consulted extensively with a significant number of our largest shareholders representing c.81% of share ownership and proxy agencies to seek their views on potential changes to the Policy. This was a valuable exercise in which shareholders provided thoughtful views and opinions which allowed for a useful and constructive conversation around the challenges and possible solutions. Overall, the majority of our investors understood the challenges that we face as a global technology and media business in a highly competitive market and were supportive of the proposed changes. As noted in the Committee Chair's letter, a number of adjustments were made in finalising our proposals to reflect investor feedback received, including:

- Removal of proposal to increase the maximum quantum of Executive Performance Share Plan (EPSP) awards
- Reduction in the proposed maximum quantum of Restricted Share (RSP) award
- Introduction of robust performance underpin in relation to the RSP awards, providing that vesting of these awards will be conditional on the Committee being satisfied that the vesting outcome is consistent with overall Group performance and the shareholder experience. The Committee will ensure that there is clear disclosure provided to shareholders at the end of the period on the factors considered before the award is released. The Committee has the power to reduce vesting outcomes (including to nil)

DEVELOPMENT OF OUR FINAL LONG-TERM INCENTIVE PROPOSALS

LONG-TERM INCENTIVES

Current policy maximum	Original proposal (proposed policy maximums)	Final proposal (proposed policy maximums)
EPSP 400% of base salary. Vesting dependent of performance against key metrics over three-year period; plus two-year holding period	**EPSP** 500% of base salary. EPSP quantum increased. Vesting remains as before with a three-year performance plus two-year holding period	**EPSP** 400% of base salary. **Unchanged from current policy.** We removed our original proposal to increase EPSP award quantum
	RSP 150% of base salary. RSP – new awards – vesting on third anniversary of grant date – subject to further two-year holding period	**RSP** 100% of base salary. RSP quantum lowered. Level of vesting on third anniversary of grant now subject to a formal performance underpin. Vested awards remain subject to the further two-year holding period

PRIORITIES ADDRESSED

SECTOR COMPETITIVE
Proposed structure and increased overall quantum better aligns our LTI with our sector peers and improves the competitiveness of our compensation policy

REWARDS VALUE CREATION
Majority of the LTI opportunity (80%) is formally linked to metrics underpinning our strategy and 100% is share price-linked

INTERNALLY ALIGNED
Effective cascade and alignment throughout senior leadership

STRATEGICALLY ALIGNED
Our performance metrics are linked to our ambitious Elevate28 strategy

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 103

CHANGES TO DIRECTORS’ COMPENSATION POLICY The key changes we are proposing are to our long-term incentive structure, to ensure it is competitively positioned in the market. Changes are proposed to the STIP to align with market practice including a reduction in the proportion mandatorily deferred from 40% to 20% where shareholding guidelines have been met, and a minor change to allow a modest level of vesting at threshold in line with more typical market practice. Changes are also proposed to align the minimum shareholding requirements for the Executive Directors with the levels of their ongoing long-term incentive awards. Our key Policy changes and how we propose to implement them in 2026 are summarised below: LONG-TERM INCENTIVES Proposed Policy change How we propose to implement in 2026 Introduction of ability to make Restricted Share Plan (RSP) awards to Executive Directors Subject to shareholder approval at the 2026 AGM, RSP awards under the new Policy of 100% of base salary will be made to the CEO and CFO in 2026 RSP awards to vest after three years with a further two-year holding period (replicating the EPSP holding period) Vesting of RSP awards to be subject to both continued employment and a performance underpin to be operated by the Committee prior to vesting to ensure vesting outcomes are consistent with the overall group performance and the shareholder experience. Vesting outcomes may be reduced (including to nil) SHORT-TERM INCENTIVE PLAN (STIP) Proposed Policy change How we propose to implement in 2026 Minor change to the STIP to allow for a vesting of up to 20% of the maximum opportunity for the achievement of threshold performance Subject to approval from shareholders at the 2026 AGM, these provisions will apply to the operation of the 2026 STIP (for the 2026 financial year) for the Executive DirectorsChange to operation of mandatory deferral; when shareholding guidelines met, the proportion deferred may be reduced from 40% to 20% SHAREHOLDING REQUIREMENT Proposed Policy change How we propose to implement in 2026 Change to the determination of the minimum shareholding requirement, to align the minimum requirement to the aggregate of one times the ongoing EPSP award opportunity plus two times the ongoing RSP award opportunity Subject to shareholder approval of the Policy at the 2026 AGM, this will apply with effect from that date This will result in no change to the CEO requirement of 600% of base salary and the CFO minimum requirement will increase to 500% of base salary (from 300%) WPP ANNUAL REPORT 2025 104 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

ALIGNING PERFORMANCE-LINKED COMPENSATION WITH STRATEGY The key performance-linked elements of compensation are the STIP and EPSP. To ensure continued alignment between the performance metrics of each and our strategic business priorities, in parallel with the Compensation Policy review process and in conjunction with the strategy review, the Committee undertook a comprehensive review of the performance measures in both the STIP and EPSP, the results of which were referenced in the Committee Chair’s letter. The significant majority of the compensation opportunity for our Executive Directors is performance-based and consequently the performance metrics to be used for the 2026 STIP and 2026 EPSP awards were one of the core areas discussed with investors in our Policy consultation process. In respect of the 2026 STIP, the Committee agreed that revenue growth and operating margin should continue to be key areas of focus and that the 2026 financial metrics would be like-for-like revenue less pass-through costs growth and headline operating margin performance with equal weighting, comprising 75% of the STIP opportunity. The 25% element of the STIP will continue to be based on individual strategic priorities and, for 2026, will be linked to specific Elevate28 priorities for the individual director. In relation to the 2026 EPSP awards, the Committee concluded AFCF, relative TSR and ROIC remained appropriate measures to drive value creation for WPP. However, they agreed two changes were needed. First, to reflect our new strategy and our focus on a return to competitive growth, a new measure of relative organic revenue growth (ORG) will be introduced with a weighting of 1/6th. Relative ORG will measure our growth in like-for-like revenue over the three-year performance period relative to that of our global media sector peers (Dentsu, Havas, Omnicom and Publicis). Second, to strengthen pay for performance alignment relative to our media peers, for the 2026 EPSP awards our relative TSR performance will be measured solely by reference to a global media sector peer group. These changes reflect both the Committee’s view and feedback from investors during the 2026 Policy consultation process. The performance measures utilised in both the STIP and EPSP are aligned to our business KPIs. See page 24 for further details. GUIDING PRINCIPLES Our Directors’ Compensation Policy is designed in the context of the UK Corporate Governance Code to attract and retain best-in-class talent and incentivise Directors to deliver the business strategy, thereby producing long-term value for shareholders. THE WPP DIRECTORS’ COMPENSATION POLICY IS DETERMINED BY THE FOLLOWING GUIDING PRINCIPLES: PERFORMANCE-DRIVEN REWARD Our compensation structure has a high proportion of performance-based variable compensation COMPETITIVENESS Director compensation is designed to attract and retain best-in-class talent LONG-TERM ALIGNMENT WITH SHAREHOLDER INTERESTS Executive Directors have a large portion of their compensation paid in the form of shares as well as significant share ownership requirements both during and post employment ALIGNMENT TO WPP STRATEGY AND VALUES Our incentive plans contain metrics linked to WPP’s Elevate28 strategy and values. These measures are regularly reviewed by the Committee to ensure continued alignment with strategy 1 2 3 4 Fixed 16% STIP 28% LTI (EPSP & RSP) 56% Variable pay comprises 84% of CEO's compensation at maximum FIXED AND VARIABLE PAY MIX Cash-based 33% Share-based (ESA, EPSP, RSP) 67% Majority of CEO's compensation at maximum is equity-based CASH AND EQUITY PAY MIX WPP ANNUAL REPORT 2025 105 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

CORPORATE GOVERNANCE

OUR STRATEGY – ELEVATE28

Strategic objectives

- Deliver superior growth for clients
- Become a simpler integrated company
- Unlock the advantage of WPP Open
- Create firm financial foundations for the future

PHASE 1: **Stabilise (2026)**	PHASE 2: **Build (2027)**	PHASE 3: **Accelerate (2028 and beyond)**
– Stabilise net new business performance – Execute cost-saving initiatives – Take portfolio actions to improve balance sheet stability	– Return to organic growth during 2027 as we benefit from revised go-to-market strategy – Rebuild margins as we improve execution and reduce costs – Reduce leverage	– WPP emerges as simpler lower cost AI-enabled business – Revenue growth accelerates – Margins expand – Cash conversion improves

Across all three phases a priority will be to maintain an investment-grade balance sheet

The alignment of the metrics of our 2026 STIP and 2026 EPSP awards with our multi-year Elevate28 strategy are set out below.

SHORT-TERM INCENTIVE PLAN (STIP) – 2026 FINANCIAL YEAR

Measure	Summary	Rationale for inclusion
Like-for-like revenue less pass-through costs growth (37.5%)	A key financial KPI. Like-for-like revenue growth excludes the impact of currency and acquisitions	Core measures for assessing our progress towards delivering our Phase 1: Stabilise goals
Headline operating profit margin (37.5%)	A key financial KPI that measures our profit on trading activities	
Individual strategic objectives (25%)	Individual objectives will be linked to our Elevate28 strategy in the four areas of: Deliver superior growth for clients; Becoming a simpler, integrated company; Unlock the advantage of WPP Open; and Create firm financial foundations for the future	By linking the individual performance element of the 2026 STIP to the achievement of specific Elevate28 strategic objectives we ensure strategic alignment

LONG-TERM INCENTIVE PLAN
EXECUTIVE PERFORMANCE SHARE PLAN (EPSP) – 2026 EPSP AWARDS

Measure	Summary	Rationale for inclusion
Adjusted free cash flow (AFCF) (33.3%)	AFCF measures the cash the business generates over the three-year performance period	Our aim is to grow the business whilst delivering improved cash generation. AFCF is a key long-term measure of our success in this area
Total shareholder return (TSR) (33.3%)	TSR measures the returns received by our shareholders over the three-year performance period relative to those of our global media sector peers	Delivering our strategy will benefit our shareholders through improved returns. Relative TSR provides a key measure of our success in generating shareholder value
Relative organic revenue growth (ORG) (16.67%)	ORG measures our like-for-like revenue growth relative to those of our global media sector peers	A key element of our strategy is to deliver organic growth. Relative ORG will help us measure how successful we have been in this area
Return on invested capital (ROIC) (16.67%)	ROIC measures the return (operating profit) made relative to the invested capital over the final financial year of the three-year performance period	ROIC will help us measure how efficiently we are executing our strategy and building firm foundations

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 106

REMUNERATION POLICY TABLE FOR THE EXECUTIVE DIRECTORS The table below summarises the new proposed Policy. The new proposed Policy reflects the key policy proposals previously set out on page 104. In addition, a number of minor wording changes have been made throughout to ensure the Policy continues to reflect best practice and align with the principles of good governance whilst reflecting the global talent market in which WPP operates. FIXED ELEMENTS BASE SALARY Purpose and link to strategy To maintain package competitiveness and reflect skills and experience; to enable recruitment and retention. Operation Base salary is typically reviewed annually to align with the review cycle of the wider workforce In reviewing salaries the Committee may consider factors including, but not limited to: – Salary increases awarded across the Group – Individual performance – Levels in other companies of similar size, scope and complexity Opportunity Increases for Executive Directors will usually be aligned to the wider workforce which will reflect the performance of the Company, the individual and local economic factors. Increases above the normal level may be made to take into account special circumstances such as: – Increase in nature and scope of the role – To reflect development in a role such as in the case of an Executive Director appointed at a below-market salary BENEFITS Purpose and link to strategy To provide a market competitive benefits allowance and other benefits sufficient to enable recruitment and retention Operation An annual benefits allowance may be provided. The level allowance is set with regard to the individual concerned and the role they undertake. The Committee has discretion to replace the allowance with direct provision of benefits where it considers it appropriate. The Committee has discretion to provide additional benefits where necessary, relevant and cost effective and such expenses may be grossed up. (This may include, but is not limited to, relocation or recruitment). Executive Directors may also participate in local salary sacrifice or net pay benefit arrangements on the same terms as available to other employees locally. Expenses incurred in the ordinary course of business, which are deemed taxable benefits by the relevant tax authorities, may also be provided. Opportunity There is no maximum level of benefits. The level of annual benefits allowance is reviewed periodically to ensure it remains market competitive and cost effective (excluding relocation benefit). PENSIONS Purpose and link to strategy To enable provision for retirement benefits. Operation Pension is provided by way of a contribution to a defined contribution retirement arrangement, a cash allowance or a combination of the two. Determined as a percentage of base salary. Opportunity The maximum pension contribution/cash allowance will normally be in line with those applicable to employees in the country in which the Executive Director is employed. Contributions for the Executive Directors employed in the UK are in line with the UK employee contribution rates, currently 10% of base salary. WPP ANNUAL REPORT 2025 107 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

VARIABLE ELEMENTS SHORT-TERM INCENTIVE PLAN (STIP) The STIP is an incentive plan designed to reward annual performance. The plan makes awards in cash and Executive Share Awards (ESA). Purpose and link to strategy To drive the achievement of strategic priorities for the financial year and to motivate, retain and reward executives over the short and medium term; the ESA element of the incentive aligns executives with shareholder interests. Operation Targets are normally set annually. The Committee determines the extent to which these targets have been achieved at the end of the year based on performance and has discretion to adjust the formulaic outcome both upwards and downwards (including to zero) to ensure the outcome reflects underlying Company performance and value creation for shareholders. Where the shareholding requirement has not been met, normally at least 40% of the STIP award will be delivered in the form of conditional deferred shares (ESA) which will normally be released after a period of two years. Where the minimum shareholding requirements have been met, the proportion of STIP deferred may be reduced to 20%. STIP is subject to the malus and clawback policy as may be amended from time to time. Opportunity Maximum opportunity: 250% of base salary in respect of a financial year. Up to 20% of the maximum opportunity will pay out for threshold performance with 100% pay out for achieving stretch targets. Dividends may accrue on the ESA during the deferral period. Performance Performance measures and targets are normally reviewed and set annually to ensure continued strategic alignment. Financial measures typically represent a minimum of 75% of the award; individual strategic or non-financial objectives usually represent up to 25% of the award. These might include Company-wide priorities, individual performance goals and/or other individual or Company-wide non-financial objectives. LONG-TERM INCENTIVE PLAN (LTIP) PERFORMANCE SHARE AWARDS (EPSP AWARDS) AND RESTRICTED SHARE AWARDS (RSP AWARDS) Awards are made in shares and designed to reward long-term performance. Two types of award may be made; EPSP awards vest subject to the achievement of certain metrics over a three-year period and continued employment; RSP awards vest subject to continued employment over a three-year period and a performance underpin. Purpose and link to strategy To drive the achievement of long-term strategic priorities, to aid retention and to align Executive Director and shareholder interests over the long term. Operation EPSP awards comprise a grant of performance share awards which will normally vest subject to both the achievement of performance conditions and continued employment. The Committee has the discretion to adjust the formulaic outcome of the award to ensure that vesting reflects underlying Company performance and value creation for shareholders. An EPSP award normally has a performance period of three years, normally followed by a two-year holding period of the vested shares. RSP awards comprise a grant of restricted share awards, which will vest subject to continued employment and the operation of a performance underpin. The performance underpin requires that prior to vesting, the Committee considers the performance of the Company over the vesting period and has the ability to reduce the vesting outcome to ensure it is reflective of Company performance, the business context and shareholder experience. An RSP award normally has a vesting period of three years, followed by a two-year holding period of the vested shares. EPSP awards and RSP awards are both subject to the malus and clawback policy as may be amended from time to time. Opportunity Maximum opportunity: Total annual EPSP award maximum 400% of base salary in respect of a financial year. Total annual RSP award maximum 100% of base salary in respect of a financial year. Dividends may accrue on EPSP awards and RSP awards during their respective performance and vesting periods. WPP ANNUAL REPORT 2025 108 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

Performance Vesting of EPSP awards is subject to both the achievement of stretching performance targets and continued employment. Performance measures and targets are normally reviewed and set annually by the Committee to ensure continued strategic alignment. These may be a mix of market, financial and non-financial measures. Threshold performance will normally result in an award of 20% of the award granted and increases to 100% for maximum performance achievement. Vesting of RSP awards is subject to both continued employment throughout the vesting period and the performance underpin. The performance underpin requires that prior to each vesting the Committee may exercise its discretion to adjust vesting levels (down or to nil) where: – The vesting outcome does not adequately reflect the underlying financial or non-financial performance of the Group – The vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen at the point the awards were granted or – There exists any other compelling reason why an adjustment to the level of vesting of the award is appropriate to ensure fairness and alignment with the Company’s performance and shareholder experience Full details of the EPSP awards and RSP awards including performance targets attached to the EPSP awards in respect of each year will be disclosed in the relevant Annual Report on Compensation. SHAREHOLDING REQUIREMENTS Purpose and link to strategy To align the interests of Executive Directors with shareholders. Operation Executive Directors and other members of the senior management team are subject to share ownership requirements which seek to reinforce the WPP principle of alignment of management’s interests with those of shareholders. Executive Directors are normally required to hold 100% of their shareholding requirement, or their shareholding at the date of departure, for a period of one year following cessation of employment, reducing to 50% for a second year. If an Executive Director fails to achieve the required level of share ownership, the Committee will decide what remedial action or penalty is appropriate. This may involve a reduction in future share awards or requiring the Executive Director to purchase shares in the market to meet the ownership requirements. If an Executive Director fails to maintain their shareholding requirement post-employment, this may result in a reduction of outstanding awards. Opportunity Executive Directors will each be required to build a minimum shareholding. The minimum requirement for an individual Executive Director will be set at no less than the aggregate of one times their ongoing EPSP award opportunity plus two times their ongoing RSP award opportunity. Executive Directors will ordinarily be permitted a period of seven years from the date of their appointment to achieve the required level. NOTES TO THE POLICY TABLE PLAN RULES Copies of the various plan rules are available for inspection at the Company’s registered office and head office. The Directors’ Compensation Policy table for Executive Directors provides a summary of the key provisions relating to their ongoing operation. The Committee has the authority to ensure that any awards being granted, vested or lapsed are treated in accordance with the plan rules which are more extensive than the summary set out in the table. SELECTION OF PERFORMANCE MEASURES Performance measures are selected by the Committee based on their alignment with strategic priorities and the key metrics used across the business. STIP STIP measures are reviewed annually by the Committee taking into account business performance and priorities. The performance targets for the STIP are set to incentivise and reward strong, sustainable performance. The Committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. The Committee will disclose these targets at the end of the relevant performance period in that year’s Annual Report, if these targets are no longer commercially sensitive. EPSP The performance metrics for the EPSP awards are selected to complement the annual STIP measures and capture the longer-term performance of the Company. When setting targets, the Committee takes into account a combination of factors including internal forecasts, analysts’ expectations and historical performance relative to budgets. WPP ANNUAL REPORT 2025 109 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

CORPORATE GOVERNANCE

CASCADE TO WPP GROUP PAY POLICY

As well as setting the policy for the Executive Directors, the Committee is also responsible for managing the compensation of the Executive Committee and the Company Secretary.

Compensation packages for these individuals are typically reviewed annually to align with the Executive Directors and the wider workforce. As is the case for Executive Directors, the WPP Group pay policy ensures a clear and direct link between the performance of the Group or relevant operating company and compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of the interests of shareholders and senior individuals within the Group, but also enables the Group to attract, retain and motivate the talented people upon whom its success depends.

STOCK PLAN 2018

The WPP plc Stock Plan 2018 is used to satisfy awards under the short-term incentive plans (including ESAs) as well as to grant awards to management under the WPP Leadership Award programme.

Executive Directors, and other senior management employees, may receive part of their annual bonus entitlement as a deferred share award (ESA) under the Stock Plan 2018. Executive Directors are ineligible to participate in any other aspect of the management share award programme, other than in relation to awards granted prior to appointment or in relation to awards granted to buy-out previous awards on appointment.

WPP PLC SHARE OPTION PLAN

The WPP plc Share Option Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. The Plan was approved by shareholders at the 2025 AGM.

The WPP plc Share Option Plan has the capability to make grants of executive share options.

ILLUSTRATIONS OF TOTAL COMPENSATION

The charts below provide an illustration of the potential future total remuneration of the Executive Directors. Four scenarios of potential outcomes are provided based on the assumptions set out in the notes on the following page. The charts are reflective of the Policy that is being presented for approval at the 2026 AGM.

COMPENSATION SCENARIO
(£'000)


Cindy Rose
CEO
Fixed
100%
£1,693
Target
22%
24%
54%
£7,818
Maximum
16%
28%
56%
£11,068
Maximum plus share price appreciation
12%
22%
44%
22%
£14,193
Joanne Wilson
CFO
Fixed
100%
£866
Target
21%
28%
51%
£4,134
Maximum
15%
33%
52%
£5,806
Maximum plus share price appreciation
12%
26%
41%
21%
£7,326
Fixed, consisting of base salary, benefits and pension
Short-term incentives (STIP)
Long-term incentives (EPSP award and RSP award)
50% share price appreciation

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 110

NOTES TO THE COMPENSATION SCENARIO CHARTS The scenarios in the charts on the previous page have been calculated based on the following assumptions: Fixed pay Consists of base salary, benefits and pension Base salary as at 1 January 2026 Pension at 10% of base salary Target Assumed for the STIP as the midpoint between threshold and maximum Assumes EPSP award vesting of 60% of maximum Assumes RSP award vesting of 100% Maximum excluding any share price growth Assumes maximum STIP and maximum EPSP award and RSP award vesting Maximum including 50% share price growth Assumes maximum STIP, maximum EPSP and RSP and 50% share price appreciation on the EPSP and RSP elements of the package APPOINTMENTS TO THE BOARD This section sets out details with respect to the appointment of a new Executive Director to the Board of WPP, whether it is an external or internal appointment. FIXED COMPENSATION Base salary will be set considering a range of factors, including the profile and prior experience of the candidate, internal relativities, cost and external market data. Other elements of fixed pay will be set in accordance with the Policy table. The Committee may also provide one-off benefits such as reasonable relocation expenses and assistance with visa applications. Short-term benefits, such as accommodation following appointment and tax filing assistance, may also be provided. ONGOING VARIABLE COMPENSATION The Committee will seek to pay only that level of reward necessary to recruit the exceptional talent needed to lead such a broad and diverse global group. The actual level of incentive offered will be in accordance with the Policy limits and will be dependent on the role and existing package of the candidate. The Committee retains the discretion to make awards on recruitment, within the Policy limits, to provide an immediate alignment with the interests of shareholders. BUY-OUT AWARDS In addition to the above (and outside the Policy limits) the Committee may consider buying-out compensation entitlements that the individual has had to forfeit by accepting the appointment. This may include the utilisation of the provisions of Listing Rule 9.3.2. The structure and value of the awards will generally be made on a like-for-like basis and will be informed by the structure and value of those entitlements being forfeited, unless the Committee consider it not to be practical or appropriate. The performance targets, time horizon and method of payment will be set in an appropriate manner at the discretion of the Committee and may or may not reflect the vesting, deferral and holding requirements in the Policy. TERMS SPECIFIC TO INTERNAL APPOINTMENTS The Committee can honour any pre-existing commitments if an internal candidate is appointed to the Board. SERVICE CONTRACTS Executive Directors’ service contracts are on a rolling basis without a specific end date. – Executive Directors contracts provide for a notice period of up to 12 months from both parties – Remuneration terms include base salary, benefits (including benefits allowance), pension, holidays and participation in the short and long-term incentive plans – At the Committee’s discretion, the Executive Director’s employment may be terminated by making a payment in lieu of notice of fixed compensation (base salary, benefits and pension) either in a lump sum or by monthly instalments rather than as a lump sum. The Committee has the discretion to reduce or stop the monthly instalment payments if alternative employment is taken up or other remuneration is received for the provision of services during the period when monthly instalments are due. Current Executive Directors’ contracts align to the above – More detail on the loss of office provisions is included on page 112 WPP ANNUAL REPORT 2025 111 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

The effective dates and notice periods under the current Executive Directors’ service contracts are shown in this table: Name Effective from Notice period Cindy Rose 1 September 2025 12 months Joanne Wilson 19 April 2023 12 months The Executive Directors’ service contracts are available for inspection at the Company’s registered office and head office The contracts are effective from commencement of employment. Cindy Rose commenced employment and became CEO on 1 September 2025; Joanne Wilson commenced employment and was appointed CFO designate on 19 April 2023, and was appointed CFO on 27 April 2023 LOSS OF OFFICE PROVISIONS FIXED COMPENSATION ELEMENTS As noted on page 111, the service contracts of Executive Directors provide for notice to be given on termination. The fixed compensation elements of the contract will continue to be paid in respect of any notice period. Alternatively, a payment in lieu of notice (as described on page 111 under ‘Service Contracts’) may be made at the Committee’s discretion. If an Executive Director is placed on garden leave, the Committee retains the discretion to settle benefits in the form of cash. The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in shareholder interests, the Committee will encourage Executive Directors to use their leave entitlements prior to the end of their notice period. Except in respect of any remaining notice period, no aspect of any Executive Director’s fixed compensation is payable on termination of employment. VARIABLE COMPENSATION ELEMENTS The table below summarises the policy on short-term and long-term incentives in certain leaver scenarios. As noted on page 113, the Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below. STIP – The Executive Directors are entitled to receive their short-term incentive (cash element and/or ESA element) for any particular year provided they are employed on the last date of the performance period. If they are not employed they will not receive it unless the Committee decides to award a pro rata bonus in respect of the period worked ESA (unvested existing awards) – Provided the Executive Director is a Good Leaver, awards will vest in full on the normal vesting date subject to their terms. If the Executive Director is not a Good Leaver, unvested awards will lapse. Good Leaver for these purposes includes leaving on retirement, ill health, injury or disability, as a result of death in service and other circumstances determined by the Committee. Generally awards will vest on the date of death. In exceptional circumstances, the Committee may determine that an award will vest on a different basis EPSP awards – Provided the Executive Director is a Good Leaver, awards will vest subject to performance to the end of the performance period and (unless the Committee decides otherwise) time pro-rating. Awards will vest on the normal date. If the Executive Director is not a Good Leaver, unvested awards will lapse. Good Leaver for these purposes includes leaving on retirement, ill health, injury or disability, as a result of death in service and other circumstances determined by the Committee – Generally, awards will vest on the date of death, having regard to the extent to which any performance conditions have been achieved and any holding period will come to an end (and subject to time pro-rating unless the Committee decides otherwise) – Awards will vest immediately on a change of control subject to performance and time pro-rating will be applied (unless the Committee decides otherwise) unless the outstanding shares are exchanged for equivalent new awards – In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis RSP awards – Provided the Executive Director is a Good Leaver, awards will vest subject to the operation of the performance underpin which is applied by the Committee following the end of the vesting period and (unless the Committee decides otherwise) time pro-rating. Awards will vest on the normal date. If the Executive Director is not a Good Leaver, unvested awards will lapse. Good Leaver for these purposes includes leaving on retirement, ill health, injury or disability, as a result of death in service and other circumstances determined by the Committee – Generally, awards will vest on the date of death, having regard to the operation of the performance underpin, and any holding period will come to an end (and subject to time pro-rating unless the Committee decides otherwise) – Awards will vest immediately on a change of control subject to the operation of the performance underpin and time pro-rating will be applied (unless the Committee decides otherwise) unless the outstanding shares are exchanged for equivalent new awards – In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis WPP ANNUAL REPORT 2025 112 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

OTHER COMMITTEE DISCRETIONS NOT SET OUT ABOVE Leaver status: the Committee has the discretion to determine an Executive Director’s leaver classification considering the guidance set out within the relevant plan rules. Settlement agreements: the Committee is authorised to reach settlement agreements with departing Executive Directors, informed by the default position set out above, such agreements may include the provision of outplacement support. Minor amendments to the Policy: the Committee has the discretion to make minor changes to the Policy set out above, for reasons which may include, but are not limited to, ensure ongoing compliance with regulatory, administrative, tax, exchange control or legal requirements, without obtaining shareholder approval for that amendment. Legacy arrangements: The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments), notwithstanding that they are not in line with the Policy set out in this report, where the terms of payment were agreed (i) before the Policy came into effect (provided that the commitment to make the payment complied with any applicable Compensation Policy at the time of the Company at the time it was agreed) or (ii) at a time when the relevant individual was not a Director of the Company. For these purposes, ‘payments’ includes the satisfaction of awards of variable remuneration and, in relation to awards of shares, the terms of the payment which are agreed at the time the award is granted. EXTERNAL APPOINTMENTS Executive Directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a shareholder in that organisation, non-executive fees for those roles are waived. However, if the Company is not a shareholder in that organisation, any non-executive fees can be retained by the office holder. PAYMENTS AND AWARDS IN EXCEPTIONAL CIRCUMSTANCES In unforeseen and exceptional circumstances, the Committee retains the discretion to make emergency payments and awards which might not otherwise be covered by this Policy. This may include the utilisation of the provisions of Listing Rule 9.3.2. The Committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors’ Compensation Policy table. An example of such an exceptional circumstances could include the untimely death of a Director, requiring another Director to take on an interim role until a permanent replacement is found. MALUS & CLAWBACK POLICY WPP operates a Malus & Clawback Policy to which certain awards under the Compensation Policy may be subject. The Malus & Clawback Policy is managed by the Committee who also have the power to amend it from time to time, to ensure, for example, it reflects current governance and regulatory requirements. The Malus & Clawback Policy applies to awards under the STIP and EPSP together with any other share awards which may be made, for example on recruitment, and subject to approval of the 2026 Compensation Policy by our shareholders will also apply to the RSP awards. Circumstances in which the operation of the Malus & Clawback Policy may be triggered are comprehensive and include actions or failures to act by the participant (covering fraud, misconduct, misbehaviour, non compliance with internal rules and policies, breach of restrictive covenants, failure to supervise others resulting in a trigger event, inducing others to breach obligations) together with material risk management or controls failures, significant downturns in financial performance, financial misstatement which resulted in a greater level of payment or vesting than would otherwise have been the case and any other circumstance which in the opinion of the Committee justify its operation. Malus may be operated over the period from the date of grant to the date of vesting. This allow awards which have not yet vested to be reduced, cancelled or forfeited. Clawback may be operated over the three-year period from vesting. This allows the recovery of amounts relating to awards which have been settled, including via reducing or lapsing other awards held, deduction from payments due or direct reclamation. The Committee considers these periods are appropriate given the design of the Group’s incentive arrangements and business cycle. WPP ANNUAL REPORT 2025 113 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

DIRECTORS’ COMPENSATION POLICY TABLE – CHAIR AND NON-EXECUTIVE DIRECTORS The following table sets out details of the ongoing compensation elements for WPP’s Chair and Non-Executive Directors. No element of pay is performance-linked. Minor changes have been made including to permit the future potential payment of fees in shares, to ensure continued alignment with the market and best practice. Base fees To reflect the skills, experience and time required to undertake the role. The Chair and Non-Executive Directors receive a ‘base fee’ in connection with their appointment to the Board. An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and shareholder-approved limit in the Articles of Association. Additional fees To reflect the additional time required in any additional duties for the Company. Non-Executive Directors are eligible to receive additional fees in respect of serving as: – Senior Independent Director – Chair of a Board Committee – Member of a Board Committee – Consultancy fees in respect of other work that falls outside the remit of their role for the Company Additional fees or other payments may be paid to reflect additional responsibilities, roles or contribution as appropriate. An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and shareholder-approved limit in the Articles of Association. Consultancy fees will be set on a discretionary basis, taking account of the nature of the role and time required. Fees and Additional fees are typically reviewed annually and consider the skills, experience and time required to undertake the role, and any additional duties as well as fee levels in similarly-sized UK companies. Although Non-Executive Directors currently receive their fees and any additional fees in cash, the Company may pay part or all of their fees and any additional fees in the form of shares. Benefits and allowances To enable the Chair and Non-Executive Directors to undertake their roles. The Company will reimburse the Chair and Non-Executive Directors for all reasonable and properly documented expenses incurred in performing their duties of office. The Company may provide additional allowance to facilitate the operation of the Board such as a travel allowance for attendance at international meetings. In the event that the reimbursement of these expenses gives rise to a personal tax liability for the Chair or Non-Executive Director, the Company retains the discretion to meet this cost (including, where appropriate, costs in relation to tax advice and filing). The Company may provide additional benefits or cash allowances to the Chair including, but not limited to, use of car, office space and secretarial support where considered appropriate and necessary. Benefits and allowances for the Chair and Non-Executive Directors will be set at a level that is appropriate for the performance of the role. OTHER CHAIR AND NON-EXECUTIVE DIRECTOR POLICIES LETTERS OF APPOINTMENT FOR THE CHAIR AND NON-EXECUTIVE DIRECTORS Letters of appointment have a one- to two-month notice period and there are no payments due on loss of office. APPOINTMENTS TO THE BOARD Letters of appointment will be consistent with the current terms as set out in this Annual Report. The Chair and Non-Executive Directors are not eligible to receive any variable pay. Fees for any new Non-Executive Directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new Chair, the Committee has the discretion to set fees considering a range of factors including the profile and prior experience of the candidate and external market data. SHAREHOLDING Non-Executive Directors are encouraged to hold shares in the Company. The ownership guideline is to reach a shareholding equal to one times annual base fee within a three-year period. WPP ANNUAL REPORT 2025 114 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

ANNUAL REPORT ON COMPENSATION This section of the report sets out details of how the Directors’ Compensation Policy was implemented in 2025. Payments have been made in accordance with the current Directors’ Compensation Policy, approved by shareholders at the 2023 AGM. The information included in this section has been audited where stated. GOVERNANCE IN RELATION TO COMPENSATION During 2025, there were five scheduled and ten unscheduled Compensation Committee meetings. The number of meetings was higher than usual as a result of the CEO transition and Directors' Compensation policy review. A table of Board and Committee attendance can be found on page 77 and the detail of key activities discussed is set out below. The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 127) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the matter during 2025, during which period no remuneration-related advice was provided. Deloitte also provided other advisory services during the year. Deloitte was appointed independent advisor to the Committee in November 2024 following completion of the final Group audit in respect of the 2023 financial year and the transition to our current external auditors. The Committee is satisfied that no conflict of interest exists or existed in the provision of services and that Deloitte was objective and independent. Deloitte is a member of the Remuneration Consultants Group and its Voluntary Code of Conduct is designed to ensure objective and independent advice is given to committees. Fees, chargeable on a time and material basis, in respect of advice to the Committee by Deloitte for 2025 were £226,200. Deloitte attended Committee meetings by invitation. Deloitte does not have any other connection to WPP or its Directors. The Committee also receives external legal advice, where required, to assist it in carrying out its duties. Company’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website. ADVISORS TO THE COMPENSATION COMMITTEE The Committee invites certain individuals to attend meetings, including the Chief Executive Officer, Chief Financial Officer, the Company Secretary, the Chief People Officer (who are not present when matters relating to their own compensation or contracts are discussed and decided) and the Global Reward Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Committee’s external advisors. EXTERNAL ADVISORS The Committee retains Deloitte as its independent advisor. Deloitte advised the Committee during 2025 on all aspects of remuneration for Executive Directors and senior management. As the former external auditor, Deloitte provided advice relating to a legacy audit EXECUTIVE DIRECTOR CHANGES DURING THE YEAR As referenced in the Committee Chair’s letter, Cindy Rose was appointed CEO on 1 September 2025 and Mark Read stepped down as CEO and from the Board on the same date. Andrew Scott stepped down as COO and from the Board on 31 December 2025, although he continues as an employee. Details of Cindy’s compensation arrangements on hire, Mark’s departure arrangements together with details of the implications for Andrew’s subsisting awards on his stepping down from the Board, are set out below. CINDY ROSE’S COMPENSATION PACKAGE Cindy’s compensation package has been determined in accordance with the current shareholder-approved Directors’ Compensation Policy and is detailed below. Cindy Rose (Appointed 1 September 2025) Base Salary – £1,250,000 Benefits Allowance/Benefits – £35,000 per annum – Cindy is required to work in both the UK and US. To facilitate her work in the US, an apartment is provided by the Company. Where this is considered a benefit by the relevant tax authorities, it will be reported as such in our Directors’ Compensation Report, grossed up for the relevant taxes Pension – Company pension contribution or cash allowance in lieu of pension contribution of 10% of base salary Short term incentive plan (STIP) opportunity – Up to 250% of base salary; with mandatory deferral into shares (ESA) of at least 40% of total award Long term incentive opportunity – Executive Performance Share Plan (EPSP) – EPSP awards of up to 400% of base salary As announced on 10 July 2025, Cindy was appointed on a base salary of £1,250,000. The Committee carefully considered the compensation package on appointment, recognising that while the salary was at a premium to her predecessor, it was required to secure a high-calibre candidate from the technology sector. WPP ANNUAL REPORT 2025 115 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

Cindy Rose also received buy-out awards to compensate for the forfeiture of incentive awards from her previous employer. These awards were determined in accordance with the Policy, such that the structure and value of the awards made were informed by the structure and value of those entitlements forfeited, and the performance targets, time horizon and method of payment was set in an appropriate manner by the Committee: – A cash payment in September 2025 of £856,790 representing the annual cash bonus of £441,000 forfeited at her former employer, together with forfeited stock awards which would have vested in August 2025 of £415,790 – To compensate for restricted stock awards forfeited at her former employer, a restricted stock award of £5,085,376 vesting quarterly over the period to September 2030. Further detail of the buy-out share award is provided on page 121 Cindy was also provided with assistance towards her legal and tax-related professional fees in relation to her service agreement and buy-out arrangements. This amounted to £87,396 and is reported as a benefit in kind in the single figure table. MARK READ Mark announced his intention to retire from the Board on 9 June 2025. He stepped down as CEO and retired from the Board on 31 August 2025. He will be treated as a good leaver for the purposes of his unvested ESA and EPSP awards. Mark continued to work with Cindy to support the transition and subsequent to this was placed on garden leave on 14 November 2025 for the balance of his notice period, which will end on 8 June 2026. His compensation arrangements which are in line with the Directors’ Compensation Policy in place at the time, are summarised below: Fixed elements of compensation (base salary, benefits, pension/cash in lieu) – These will continue to be paid monthly until the cessation of Mark’s employment on 8 June 2026 – Base salary remains £1,155,000, Benefits allowance £35,000 and pension cash in lieu at a rate of 10% of base salary Short-term incentive plan (STIP) – Mark remained eligible for the 2025 STIP for the proportion of the 2025 financial year until his garden leave commenced. As noted on pages 119 and 125 no award was made under the 2025 STIP – He is not eligible for the 2026 STIP – Any unvested ESA awards held will vest in full on their usual vesting date Executive Performance Share Plan (EPSP) – No further awards will be made – Mark remained eligible for the 2023 EPSP which lapsed in full on 6 March 2026 – In flight 2024 and 2025 EPSP awards will vest subject to both the achievement of performance conditions and time proration and on their normal vesting dates Further detail of the payments made to Mark during the financial year after he stepped down from the Board are set out on page 125. ANDREW SCOTT In line with the announcement made on 29 August, Andrew stepped down from the Board and from his role as Chief Operating Officer on 31 December 2025. He remains an employee of WPP, as a result and in accordance with the Policy, Andrew retains his unvested ESA and EPSP awards. ACTIVITY DURING THE YEAR The key activities of the Compensation Committee are set out below. In addition to the specific items outlined, the Committee reviews any compensation matters relating to the Executive Directors and the Executive Committee, as well as all compensation governance matters. 2025 TIMELINE OF KEY EVENTS AND ACTIVITIES Q1 Q2 Q3 Q4 – Determined performance outcomes for 2022 EPSP awards, including whether adjustments would be appropriate – Considered 2024 STIP in the context of performance during the year – Considered appropriate metrics and targets and set targets for 2025 STIP and 2025 EPSP – Reviewed and approved 2024 Compensation Committee Report – Reviewed the Executive Directors’ base salaries – Reviewed Executive Committee base salaries – Received an update on Executive Compensation market practice and landscape – Directors’ Compensation Policy review – CEO succession planning – Agreement of terms for departure of former CEO – Received an update on the wider workforce providing an overview of the workforce composition and compensation of employees at WPP – Received a corporate governance update – Agreement of terms for appointment of new CEO – Consideration of Directors’ Compensation Policy proposals in advance of initial consultation – Received a further update on corporate governance landscape – Considered performance metrics for 2026 STIP and EPSP awards – Received an update on the shareholders’ initial consultation in respect of proposed changes to Directors’ Compensation Policy – Reviewed proposed Directors’ Compensation Policy changes in context of feedback from initial consultation   To learn more, see wpp.com/about/corporate-governance WPP ANNUAL REPORT 2025 116 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

CORPORATE GOVERNANCE

STATEMENT OF SHAREHOLDER VOTING

The result of the shareholder vote at the Company's 2025 AGM in respect of the 2024 Compensation Committee Report and at the 2023 AGM in respect of the Directors' Compensation Policy is set out below:

Voting outcome for 2024 Compensation Committee Report at the 2025 AGM

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation Committee Report	825,469,085	87.00	123,294,722	13.00	948,763,807	163,607

Voting outcome for 2023 Directors' Compensation Policy at the 2023 AGM

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation Policy	827,195,868	91.60	75,887,013	8.40	903,082,881	185,601

2025 COMPENSATION

The decisions made with respect to 2025 compensation were made in line with the 2023 Directors' Compensation Policy, approved by shareholders at the AGM in 2023.

EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

Single total figure of compensation.

						Short-term incentive					
		Base salary £000	Benefits £000	Pension £000	Total fixed £000	Cash £000	Deferred £000	Long-term incentive £000	Other – Previous employer buy-outs[2] £000	Total variable £000	Total annual compensation £000
Cindy Rose[1]	**2025**	**417**	**165**	**42**	**624**	**–**	**261**	**–**	**5,942**	**6,203**	**6,827**
Joanne Wilson	**2025**	**760**	**36**	**76**	**872**	**–**	**190**	**–**		**190**	**1,062**
	2024	750	32	75	857	405	270	318		993	1,850
Andrew Scott[3]	**2025**	**745**	**36**	**75**	**856**	**–**	**–**	**–**		**–**	**856**
	2024	735	32	73	840	330	220	680		1,230	2,070
Mark Read[4]	**2025**	**770**	**26**	**77**	**873**	**–**	**–**	**–**		**–**	**873**
	2024	1,140	38	114	1,292	682	455	1,372		2,509	3,801

1 Cindy Rose was appointed CEO on 1 September 2025. This table shows her compensation from her appointment as an Executive Director to 31 December 2025. Prior to her appointment as CEO Cindy served as a Non-Executive Director and details of her fees whilst holding this office from 1 January to 31 August 2025 are shown in the table on page 125

2 Cindy Rose received buy-out awards to compensate for the loss of incentive awards at her previous employer. This comprised cash of £856,790, and a buy-out restricted share award which will vest quarterly over the period to 30 September 2030. As required by the reporting regulations, the full value of Cindy's buy-out share award of £5,085,376 is required to be reflected in this financial year. Further details are set out in the Supplementary disclosure below and on page 121

3 Andrew Scott stepped down from the Board on 31 December 2025. He remains an employee of the Group

4 Mark Read stepped down as CEO and from the Board with effect from 1 September 2025 and will cease employment on 8 June 2026 at the end of his notice period. His compensation shown above reflects the period to 31 August 2025, whilst he was an Executive Director. Details of the payments he received in the period 1 September to 31 December 2025 are reported under Payments to past directors on page 125

SUPPLEMENTARY DISCLOSURE IN RESPECT OF CINDY ROSE'S 2025 COMPENSATION

The single figure table above reflects the statutory basis of disclosure. However the table below sets out Cindy Rose's 2025 compensation, reflecting under "Other – Previous employer buy-outs" only the elements of the buy-out awards which were received or vested in 2025. The unvested tranches of Cindy's buy-out restricted share award which are due to vest over the next five financial years (2026 to 2030), have been excluded. (Further details of Cindy's buy-out restricted share award are set out on page 121).

						Short-term incentive					
		Base salary £000	Benefits £000	Pension £000	Total fixed £000	Cash £000	Deferred £000	Long-term incentive £000	Other – Previous employer buy-outs[1] £000	Total variable £000	Total annual compensation £000
Cindy Rose	**2025**	**417**	**165**	**42**	**624**	**–**	**261**		**1,250**	**1,511**	**2,135**

1 "Other – Previous employer buy-outs" represents the aggregate of the buy-out cash payments of £856,790 made in 2025 plus the grant value of the tranche of the buy-out restricted share award which vested in December 2025 of £392,858

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 117

CORPORATE GOVERNANCE

FIXED ELEMENTS OF COMPENSATION (AUDITED)

BASE SALARY

	Effective date of salary review	Increase made %	Annual base salary from 1 July 2025 £000	Base salary received in 2025 £000
Cindy Rose[1]	1 September 2025	n/a	1,250	**417**
Joanne Wilson	1 July 2025	0.0	760	**760**
Andrew Scott	1 July 2025	0.0	745	**745**
Mark Read[1]	1 July 2025	0.0	1,155	**770**

1 For Cindy Rose and Mark Read the amounts of base salary received are for their respective periods in office as Executive Directors during 2025 (from 1 September 2025 and to 31 August 2025 respectively)

The base salaries of Mark Read, Joanne Wilson and Andrew Scott were reviewed in May 2025 in line with a salary review which took place throughout the company. Having regard to the shareholder experience and wider commercial context, and the approach taken for the wider workforce, the Committee decided it was not appropriate to increase the Executive Directors' base salaries during 2025.

BENEFITS

2025 Benefits	Benefits allowance £000	Board meeting attendance[1] £000	Other £000	2025 Total Benefits £000
Cindy Rose[2]	12	2	151[3]	**165**
Joanne Wilson	30	6		**36**
Andrew Scott	30	6		**36**
Mark Read[2]	23	3		**26**

1 Amounts shown reflect the gross value of expenses related directly to attendance at Board meetings and deemed to be taxable benefits by the UK tax authorities
2 For Cindy Rose and Mark Read the amounts shown are for their respective periods in office as Executive Directors during 2025 (from 1 September 2025 and to 31 August 2025 respectively)
3 Other comprises the taxable benefit associated with the provision of an apartment in New York to facilitate the CEO's dual location role of £64k, and one-off benefits associated with assistance towards professional fees in connection with her service agreement and buy-out arrangements of £87k

PENSION

Executive Directors' pension provisions are aligned with the wider UK workforce at 10% of base salary. In 2025 Cindy Rose, Mark Read and Andrew Scott received their pension allowance as a cash payment, Joanne Wilson received hers as a combination of company pension contribution and cash payment.

	2025 Benefits £000
Cindy Rose[1]	**42**
Joanne Wilson	**76**
Andrew Scott	**75**
Mark Read[1]	**77**

1 The amounts shown for Cindy Rose and Mark Read are for their respective periods in office during 2025 (from 1 September 2025 and to 31 August 2025 respectively)

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 118

CORPORATE GOVERNANCE

SHORT-TERM INCENTIVE (AUDITED)

2025 STIP OUTCOME

	2025 STIP Financial	2025 STIP Individual	2025 STIP Total					2025 STIP Award
	Actual outcome (%) (out of 75%)	Actual outcome (%) (out of 25%)	Actual outcome (%) (out of 100%)	Maximum bonus (% of base salary)	Actual 2025 STIP (% of base salary)	Total £000	Cash element (0%) £000	Deferred (ESA) element (100%)[1] £000
Cindy Rose[2]	**0.00**	**25.00**	**25.00**	250	62.50	**261**	–	**261**
Joanne Wilson	**0.00**	**10.00**	**10.00**	250	25.00	**190**	–	**190**
Andrew Scott	**0.00**	**0.00**	**0.00**	200	0.00	–	–	–
Mark Read[2]	**0.00**	**0.00**	**0.00**	250	0.00	–	–	–

1 Executive Share Awards (ESAs) are made over WPP shares and are expected to be granted in early May 2026. They will vest, subject to continued employment, in March 2028. Under the Policy a maximum of 60% of a STIP Award may be made in cash and a minimum of 40% of a STIP Award must be made as an ESA

2 For Cindy Rose and Mark Read the amounts shown for the 2025 STIP in the table above are also prorated for their respective periods in office during 2025 (from 1 September 2025 (122 days) and to 31 August 2025 (243 days) respectively)

The 2025 STIP amounts earned by the Executive Directors in respect of performance during 2025 are set out above. Performance against the STIP financial objectives was below threshold. Performance against the 2025 STIP individual strategic objectives was assessed as outlined below. As permitted under the Policy, in making the 2025 STIP Awards, the Committee decided that the full amount would be in the form of an Executive Share Award (ESA) over ordinary shares, which will vest in March 2028, subject to continued employment, and no cash element was awarded. Typically under the Policy, where a STIP Award is made, 60% is delivered in cash and 40% deferred as an ESA. The STIP is non-pensionable.

PERFORMANCE AGAINST 2025 FINANCIAL OBJECTIVES (75% OF AWARD)

The financial bonus targets and outcomes for the year are set out in the table below. Performance against all financial objectives is calculated on a 'like-for-like' basis other than headline operating margin, which is calculated on a constant currency basis.

Measure	Weighting (as portion of financial element)	Threshold (0% payable)	Target (50% payable)	Maximum (100% payable)	Actual performance	% of award achieved
Headline operating margin improvement	1/2	0.0%	0.1%	0.2%	-1.8%	0.0
Like-for-like revenue less pass-through costs growth	1/2	0.0%	0.6%	2.0%	-5.4%	0.0
Total achieved (out of 75% maximum)						**0.0**

PERFORMANCE AGAINST 2025 INDIVIDUAL STRATEGIC OBJECTIVES (25% OF AWARD)

Non-financial performance priorities were set in early 2025 for Joanne Wilson, Andrew Scott and the then CEO, Mark Read, and for the new CEO, Cindy Rose, shortly following her appointment. The Committee assessed performance of each of the individual Executive Directors (and the former CEO) against these priorities in 2025 holistically and in the context of the wider business performance. It determined an award of 25.0% for Cindy Rose and an award of 10.0% for Joanne Wilson out of a maximum of 25% were appropriate. In respect of the outgoing Executive Directors, Andrew Scott and Mark Read, the Committee recognised their contribution, including the delivery of a proportion of non-financial objectives, however after due consideration, given the outcome against the STIP financial metrics, the performance of the Company and the wider stakeholder experience, the Committee determined it was not appropriate for any 2025 STIP award to be made based on non-financial performance. A summary of the key individual 2025 STIP priorities for Cindy and Joanne are summarised below.

CINDY ROSE – NON-FINANCIAL PERFORMANCE

Area	Performance from 1 September 2025
Strategy	This has been Cindy's main focus since joining. She has led a critical review of the business and the development and launch of our Elevate28 business strategy (launched 26 February 2026)
Business transformation and simplification	Review of existing structures and substantial finalisation of plans (and implementation of some elements) to become a simpler more integrated company under our Elevate28 strategy
Data & technology	Full integration of and deployment of Open Intelligence into WPP Open Secured a five-year extension to our partnership with Google; and expanded our partnership with Adobe Further developed WPP Open with launch of WPP Open Pro (self-service) and Agent Hub (internal app store for AI agents)
Clients/New business	Re-orientation of our go-to-market around a more integrated client proposition with media and data at the core. Client Solutions Architects and Growth teams established to cross sell services more effectively and integrate new business capabilities Improved performance in Q4 2025 in securing new business. A number of major new client wins and retentions (including with the UK government) and expansion and consolidation of major key global accounts (including Reckitt, Henkel and Kenvue)
Leadership team	Refreshed the Executive Committee and wider leadership teams to ensure the right talent in place to lead delivery of the Elevate28 strategy
Total achieved (out of 25% maximum)	The Committee and Board considered Cindy had made an exceptional start **25.0%**

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 119

CORPORATE GOVERNANCE

JOANNE WILSON – NON-FINANCIAL PERFORMANCE

Joanne's non-financial objectives comprised both collective (15%/25%) and personal (10%/25%) priorities. Her personal priorities are shown below.

Area	2025 Performance
Capital Markets	Delivered a highly successful €1 billion bond issue to refinance the September 2026 maturity, securing tight pricing supported by a 2.9 times oversubscribed book. The transaction reinforced market confidence in WPP and enhanced the Group's long-term funding resilience
Business transformation and simplification	Restructuring costs significantly reduced year-on-year and were below the budgeted level for the year ERP road map on track Disciplined approach to cost savings resulting in a reduction of 8.3% in headline operating costs Continued focus on operational efficiencies with Shared Service Centre optimisation progressed and Global Finance target savings on track
Data and technology	Increased investment in WPP Open together with reallocation of central overhead spend Groundwork established for future gains in operational efficiencies through increased use of WPP Open and AI
Total achieved (out of 25% maximum)	The Committee considered Joanne had performed strongly against her personal non-financial priorities **10.0%**

2024 ESAS GRANTED IN 2025 (AUDITED)

The deferred ESA element of the 2024 STIP (which was earned in respect of the 2024 financial year) was granted over ordinary shares in May 2025. The awards are subject to no further performance conditions, other than continued employment, and are expected to vest in March 2027.

	Number of shares awarded	Face value at date of grant[1,2] £000
Joanne Wilson	46,667	**269**
Andrew Scott	38,015	**219**
Mark Read[3]	78,664	**454**

1 Face value is the value of the ESA element of the 2024 STIP awards and the number of shares awarded is calculated based on the closing share price on the day preceding the date of award
2 The awards were granted on 7 May 2025; the share price immediately preceding the date of award was £5.782
3 Mark Read was in office as an Executive Director at the date of award

LONG-TERM INCENTIVES (AUDITED)

VESTING OF 2023-2025 EPSP AWARD

Vesting of the 2023 EPSP award was dependent on performance against three measures, all assessed over a three-year period:

- Average ROIC
- Cumulative AFCF
- WPP's relative TSR, measured against two peer groups each carrying equal weighting. A sector peer group comprising Dentsu, Interpublic, Omnicom and Publicis and the FTSE 100 peer group. Each peer carries an equal weighting. Measurement is performed on a local and common currency basis

The performance against all metrics was below threshold for the performance period, resulting in zero vesting of the 2023 EPSP awards which lapsed in full on 6 March 2026.

Performance measure	Weighting	Threshold (20% vesting)	Maximum (100% vesting)	Actual	% of maximum achieved
ROIC	1/3	17.5%	19.5%	Below threshold, 16.1%	0.0
AFCF	1/3	£3,500m	£4,500m	Below threshold, £2,955m	0.0
Relative TSR FTSE 100 peer group (common currency)	1/3	Median	Upper decile	Below threshold	0.0
Relative TSR Sector peer group (common & local currency)				Below threshold	
Total vesting (% of maximum)					**0.0**

	Number of shares awarded	Number of shares awarded lapsed[1]	Total number of shares vesting
Joanne Wilson	240,645	(240,645)	–
Andrew Scott	224,339	(224,339)	–

1 The 2023 EPSP awards lapsed in full on 6 March 2026. The 2023 EPSP award held by the former CEO, Mark Read also lapsed in full on this date, see page 125

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 120

CORPORATE GOVERNANCE

ADDITIONAL SHARE AWARD – BUY-OUT AWARD

Cindy Rose received a buy-out restricted share award to compensate for the forfeiture of restricted share awards at her previous employer (which carried no performance conditions). This award was determined in accordance with the Policy and the nature and time horizon of the awards forfeited. Shares subject to the buy-out share award will vest quarterly over the period to September 2030 as summarised below.

Face value at grant[1] £000	Number of shares awarded	Date of grant	Year of vesting	Quarterly vest dates within year	Total number of shares
5,085	1,137,233	8 September 2025			
			2025	December[2]	**87,854**
			2026	March, June, September, December	433,725
			2027		264,854
			2028		198,141
			2029		111,495
			2030	March, June, September	41,164

Dividend equivalents do not accrue on the award.

1 Face value at grant is calculated using the average closing price of a WPP ordinary share over the three-month period preceding the date of grant of £4.4717

2 The quarterly vest of 87,854 shares in December 2025, resulted in 1,049,379 shares outstanding in relation to this award at 31 December 2025 as reported on page 127

The forfeited awards and the buy-out award to be granted were each valued using the three-month average share price over the period immediately prior to the date of grant and translated using a three-month average exchange rate over the same period.

The buy-out award was granted as a conditional award under the EPSP. Vesting of the award is subject to continued employment. Malus and clawback provisions apply.

As the buy-out share award carries no performance conditions, the full value is reflected in the 2025 Single total figure of compensation table (see page 117).

GRANTING OF 2025–2027 EPSP AWARDS

In 2025, the Executive Directors were granted awards under the EPSP as approved by shareholders in 2020. Each year prior to the grant of the EPSP awards the Committee carefully considers the performance metrics and targets to be used. The Committee concluded that for the 2025 EPSP awards, ROIC, AFCF and relative TSR continued to be appropriate metrics. The targets for each of the metrics for the 2025 EPSP awards were set based on detailed medium-term financial plans and robust modelling, with reference to analyst consensus estimates.

Definition of measure			
ROIC (Return on invested capital)	Final year ROIC in the performance period calculated as: Headline operating profit/Invested capital Where invested capital = (Opening net assets + closing net assets)/2 + average net debt + average lease liabilities (opening lease liabilities + closing lease liabilities)/2		
AFCF (Adjusted free cash flow)	A cumulative AFCF for each of the three years in the performance period. Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received and proceeds from the issue of shares, less interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest) and purchases of property, plant and equipment, and purchases of other intangible assets over the course of the performance period.		
Relative TSR (Total shareholder return)	TSR performance will be calculated, both on a common and local currency basis, by reference to two peer groups each carrying equal weighting, as illustrated below:		
	Sector peer group	50% weighting	Dentsu, IPG, Omnicom, Publicis and Havas from the date of completion of the IPG Omnicom merger (all peers equally weighted)
	FTSE 100 peer group	50% weighting	Constituents of the FTSE 100 at the start of the performance period, excluding financial services, natural resources and utilities

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 121

CORPORATE GOVERNANCE

The table below summarises the awards granted and the performance conditions against which participants will be measured.

Awards granted in 2025	Basis and level of award (% of salary)	Number of shares awarded[1]	Face value at date of grant[2,3] £000
Joanne Wilson	300	361,617	2,279
Andrew Scott	300	354,480	2,235
Mark Read[4]	390	714,432	4,504

1 The awards are granted in the form of nil cost options which are exercisable for the period of three months from the date of vesting
2 Face value is calculated based on the five-day average share price preceding the date of award
3 The awards were granted on 12 March 2025; the five-day average share price preceding the date of award was £6.305
4 Mark Read was an Executive Director on the date of grant, 12 March 2025, accordingly his grant is reported

Performance measure	ROIC	AFCF	Relative TSR
Weight	One-third	One-third	One-third
Nature	Final Year	Cumulative	Relative to peers
Performance zone (threshold to maximum)	16.75%-19.25%	£3,000m-£4,000m	Median to upper decile
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases on a sliding scale basis to 100% vesting at maximum		
Performance period	1 January 2025 to 31 December 2027		
Holding period	1 January 2028 to 31 December 2029		

MALUS & CLAWBACK PROVISIONS

WPP's Malus & Clawback Policy applies to awards under the STIP and EPSP together with any other share awards which may be made, for example on recruitment. The Policy is managed by the Committee. Circumstances in which the operation of the Policy may be triggered are comprehensive and include where there is evidence of fraud or misconduct by a participant, or a material financial misstatement which resulted in a greater level of payment or vesting than would otherwise have been the case. Further details are provided on page 113.

Malus may be operated over the period from the date of grant to the date of vesting. This allows awards which have not yet vested to be reduced, cancelled or forfeited. Clawback may be operated over the three-year period from vesting. This allows the recovery of amounts relating to awards which have been settled, including via reducing or lapsing other awards held, deduction from payments due or direct reclamation. The Committee considers these periods are appropriate given the design of the Group's incentive arrangements and business cycle.

The operation of the Malus & Clawback Policy was not triggered in the current financial year.

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 122

ALIGNING PAY AND PERFORMANCE As set out in the Directors’ Compensation Policy, the Committee’s objective is to align variable compensation with the key strategic priorities of WPP, maximising the link between pay and performance. The following graph and table demonstrate the relationship between pay and performance over the last ten years for the CEO. The graph shows WPP’s performance against both the performance of the FTSE 100 and FTSE 250 over the ten-year period to 31 December 2025. TSR is rebased to £100 from 1 January 2016 to show the value of a hypothetical £100 holding. The FTSE 100 has been included as a comparator as the company was a constituent member of the index for the vast majority of the period and became a member of the FTSE 250 index in December 2025. With respect to 2018 and 2025, the pay for both the current and previous CEO is included separately. HISTORICAL TSR PERFORMANCE1 WPP FTSE 100 FTSE 250 (£) 2019 20212018201720162015 2020 2022 20242023 0 25 50 75 100 125 150 175 200 225 250 2025 £32 £170 £232 Source: Datastream 2016 2017 2018 MSS3 2018 MR 3 2019 2020 2021 2022 2023 2024 2025 (MR) 4 2025 (CR) 4 CEO total compensation (£000)2 48,148 13,930 3,085 965 2,594 1,136 3,799 6,682 4,498 3,801 873 6,827 Short-term incentive award against maximum (%) 60 0 0 30 55 0 100 89 46 39 0 25 Long-term incentive award against maximum (%) 100 73 33 33 15 5 0 2018: 0 2020: 67 2019: 0 2021: 67 49 0 N/A 1 Growth in the value of a hypothetical £100 holding over ten years versus the FTSE 100 and FTSE250 based on one-month average of trading day values 2 Calculated based on the methodology used for disclosing compensation in the single figure of compensation table 3 Sir Martin Sorrell (MSS) left the Company on 14 April 2018; Mark Read (MR) was appointed as Chief Executive Officer effective 3 September 2018 4 Mark Read stepped down as Chief Executive Officer on 31 August 2025 and Cindy Rose was appointed as Chief Executive Officer effective 1 September 2025 WPP ANNUAL REPORT 2025 123 CORPORATE GOVERNANCE COMPENSATION COMMITTEE REPORT

CORPORATE GOVERNANCE

SHORT-TERM INCENTIVE WEIGHTINGS AND MEASURES FOR 2026

As set out on page 97 the Committee reviewed the performance measures for 2026 to ensure continued alignment with the Company's Elevate28 strategy. The Group financial measures, in line with the Policy, will continue to have a 75% weighting. The focus on revenue growth and operating margin will be maintained, and the two financial metrics will be like-for-like revenue less pass-through costs growth and headline operating margin performance with equal weighting given to each to reinforce our focus on driving profitable growth. The non-financial performance (25% weighting) of the 2026 STIP opportunity will be based on specific individual objectives linked to our Elevate28 strategy.

The Committee is of the view that the specific targets for the STIP are commercially sensitive, and it would be detrimental to the Company to disclose them in advance of, or during, the relevant performance period. To the extent targets are no longer commercially sensitive, they will be disclosed at the end of the relevant performance period in that year's Annual Report, as has been done in previous years.

EPSP MEASURES AND TARGETS FOR 2026

As outlined on page 97 the Committee reviewed the performance measures for the 2026 awards to ensure continued alignment with the Company's Elevate28 strategy. As a result, a new relative organic revenue growth (ORG) measure has been introduced; the relative TSR measure has been adjusted to focus on relative media sector performance only and the weightings of the metrics have been rebalanced. Further details of these measures are set out below. The new relative ORG measure is introduced to reflect our focus on a return to competitive growth versus peers and will measure our growth in like-for-like revenue, relative to that of our direct sector peers (Dentsu, Havas, Omnicom, Publicis). The Committee carefully considered the calibration of the targets within this new metric, to ensure they drive our ambition to return to an industry-leading position of growth while being sufficiently incentivising, recognising our current relative position and the scale of transformation required. In light of our current position as lowest in the peer group and the level of stretch in moving to the next rank in the group, an element of the EPSP award will vest for each relative step improvement in competitive growth versus direct sector peers. The relative TSR peer group includes direct sector peers (Dentsu, Havas, Omnicom, Publicis) and the World Media DS Agencies as a single constituent – this index was considered the most relevant given it includes direct sector peers as well as a range of companies across Europe, US and Asia. All TSR peer group constituents are equally weighted. These changes reflect both the Committee's view and feedback from investors during the 2026 Policy consultation process. Targets will be kept under review for future awards.

The table below shows the measures and targets against which performance will be assessed for the awards to be granted in 2026. The metrics and targets for the 2026 EPSP awards were agreed by the Committee prior to grant and were set following a robust target-setting process involving consideration of our detailed medium-term financial plans, financial modelling and reference to analyst consensus estimates.

The Committee considers the measures and targets set to be appropriate and challenging given the wider business context.

Performance measure	AFCF	Relative TSR	ROIC	Relative ORG
Weight	One-third	One-third	One-sixth	One-sixth
Nature	Cumulative	Relative to sector peers	Average	Relative to key competitors
Performance zone (threshold to maximum)	£2,000m – £3,000m	Median to upper quartile	15.0% – 21.0%	4th to 1st position
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases to 100% vesting at maximum			For below 4th position, nil vesting; at 4th position, (threshold performance) 20% vesting, incremental stepped increases to 100% at 1st position
Performance period	1 January 2026 to 31 December 2028			
Holding period	1 January 2029 to 31 December 2030			

NON-EXECUTIVE DIRECTORS' FEES

Non-Executive Directors' fees are reviewed annually by the Chair and Executive Directors to ensure the fees remain market competitive and reflect the responsibilities and time commitment of the role. No changes were made during 2025. The fees which have applied during 2025 and those effective on 1 January 2026 are shown in the table below.

Effective date	1 January 2026	1 January 2025
	£000	£000
Chair of the Board	**575**	575
Non-Executive Director	**90**	90
Senior Independent Director	**40**	40
Chair of Audit or Compensation or Sustainability Committee	**40**	40
Chair of Nomination and Governance Committee[1]	**15**	15
Member of Audit or Compensation Committee	**20**	20
Member of Nomination and Governance or Sustainability Committee	**15**	15

1 The Nomination and Governance Committee is chaired by Philip Jansen as part of his role as Chair, no additional fee is paid

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 124

CORPORATE GOVERNANCE

NON-EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

The single figure table below details the value of fees and taxable benefits received by the Non-Executive Directors during 2025 while they held a position on the Board.

	Fees £000		Benefits[2] £000		Total £000	
	2025	2024	**2025**	2024	**2025**	2024
Philip Jansen, appointed 16 September 2024[1]	**575**	37	**56**	1	**631**	38
Angela Ahrendts	**160**	153	**53**	39	**213**	192
Simon Dingemans	**110**	108	**6**	4	**116**	112
Sandrine Dufour	**150**	148	**11**	7	**161**	155
Tom Ilube	**145**	140	**11**	6	**156**	146
Cindy Rose[3]	**83**	120	**6**	9	**89**	129
Keith Weed	**133**	128	**9**	10	**142**	138
Jasmine Whitbread	**145**	140	**10**	12	**155**	152
Dr. Ya-Qin Zhang	**105**	100	**8**	9	**113**	109

1 Philip Jansen was appointed to the Board on 16 September 2024 and assumed the role of Chair on 1 January 2025 following Roberto Quarta's retirement

2 Benefits include expense reimbursements for travel, accommodation and subsistence for attendance at Board meetings during the year and include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the Directors where applicable

3 Cindy Rose was appointed Chief Executive Officer on 1 September 2025. The amounts shown reflect the fees and benefits received in her capacity as Non-Executive Director to 31 August 2025

PAYMENTS TO PAST DIRECTORS (AUDITED)

The payments made to Mark Read in the financial year, in the period from the time he ceased to be an Executive Director on 1 September 2025 to 31 December 2025 are summarised below:

Base salary: There was no change to Mark's annual base salary in this period. He received a total of £385,000.
Pension: An amount of 10% of base salary of cash in lieu of pension contribution continued to be paid in this period. This amounted to £38,500.
Benefits allowance: The annual benefits allowance continued to be paid. The total value of benefits received in the period was £11,667.

STIP 2025: Mark remained eligible for the 2025 STIP in the period from 1 September until the commencement of his garden leave on 14 November 2025. As detailed in the Committee Chair's letter and the STIP section on page 119, the 2025 STIP financial performance outcome was below threshold and whilst the Committee recognised Mark's contribution, given the outcome against the STIP financial metrics, the performance of the Company and the wider stakeholder experience, it determined no award should be made based on non-financial performance. Consequently, no 2025 STIP is attributable to this period.

2023 EPSP: As outlined on pages 116 and 120 the vesting of Mark's 2023 EPSP award, on the usual vesting date, was subject to the achievement of performance conditions all of which were below threshold. Accordingly his 2023 EPSP award lapsed in full on 6 March 2026.

Mark Read's employment is due to cease on 8 June 2026.

No other payments were made to any other past directors during the financial year.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments were made to directors in connection with loss of office in the financial year.

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 125

CORPORATE GOVERNANCE

EXECUTIVE DIRECTORS' INTERESTS (AUDITED) AND SHAREHOLDING REQUIREMENTS

Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2025, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 277,825 shares in the Company (39,769 at 31 December 2024).

						Shareholding requirements		
Director		Total beneficial interest[1]	Shares without performance conditions (unvested)[2]	Share/option awards with performance conditions (unvested)[3]	Total unvested shares	Shareholding requirement as a % of base salary	Actual share ownership as a % of base salary[6]	Commentary on progress
Cindy Rose	At 31 December 2025	104,480	1,049,379	0	1,049,379	600%	26%	To be met by 2032
	At 12 March 2026[4,5]	201,180	961,108	0	961,108			
Joanne Wilson	At 31 December 2025	65,981	70,186	914,850	985,036	300%	27%	To be met by 2030
	At 12 March 2026[4,5]	92,547	46,667	674,205	720,872			
Andrew Scott	At 31 December 2025	933,262	67,475	885,070	952,545	300%	386%	Met
Mark Read	At 1 September 2025	1,126,328	142,133	1,782,769	1,924,902	600%	409%	Not met

1 Beneficial interests in shares include, where relevant, interests of connected persons (as defined in s.96B(2) of the Financial Services and Markets Act 2000)

2 For Cindy Rose, these relate to the unvested tranches of her Buy-out award (see page 121 for further details). For Joanne Wilson, Andrew Scott and Mark Read, these relate to the 2023 and 2024 ESAs under the deferred element of the STIP. Additional dividend shares will be due on vesting of the ESAs

3 These relate to the maximum number of shares due on vesting pursuant to outstanding EPSP awards and buy-out awards with performance conditions. All EPSP awards currently held by the Directors have been made in the form of nil cost options which are exercisable for the period of three months following the date of vesting. No vested but unexercised nil cost option EPSP awards were held by the Executive Directors at 31 December 2025 or 12 March 2026. On 14 March 2025, Mark Read exercised nil cost options over 216,351 shares, resulting in a gain of £1,371,665 and Andrew Scott exercised nil cost options over 107,214 shares resulting in a gain of £679,736. These were both in respect of the 2022 EPSP which vested on 14 March 2025 and was reported in the 2024 Annual Report. The aggregate gain on exercise was £2,051,401

4 Movements to 12 March 2026 reflect the lapsing of the 2023 EPSP awards (see page 120) and vesting of the 2023 ESA for Joanne Wilson and a quarterly tranche vesting of the Buy-out award made to Cindy Rose in connection with the buyout of awards from her former employer (see page 121)

5 Total beneficial interests calculated at the last practicable date for this Annual Report

6 Actual share ownership as a percentage of base salary is calculated at 31 December 2025 using the average share price over the two months prior to 31 December 2025, other than for Mark Read, where the average share price over the two-month period prior to 1 September 2025, when he stepped down as an Executive Director, is used

As detailed in the Directors' Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The CEO is required to hold shares to the value of 600%, and the CFO and COO 300%, of base salary. All Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level. Mark Read was in post for less than seven years and he had not yet met the minimum shareholding requirements at the point he stepped down from the Board.
In accordance with the Policy, Mark Read is required to maintain his shareholding for the period of 12 months from the date his employment ceases in June 2026, reducing to 50% for the second year.

As at 31 December 2025, the CEO held shares to the value of 26% of her base salary. At the same date, the CFO held shares to the value of 27% of her base salary; and the COO held shares to the value of 386% of his base salary. This was calculated based on the average share price for the last two months of the year. The CEO and CFO joined WPP in September 2025 and April 2023 respectively. The COO joined WPP in 1999 and has built up his holding of WPP shares over his career.

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 126

CORPORATE GOVERNANCE

OUTSTANDING SHARE-BASED AWARDS

The table below shows outstanding share-based awards as at 31 December 2025. ESAs (Executive Share Awards) are granted as conditional awards under the WPP Stock Plan 2018. This is the share component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (granted under the Executive Performance Share Plan (EPSP)) are subject to performance measures over the period stated below and are made in the form of nil cost options with an exercise period of three months from the vesting date. Dividend shares will accrue on these awards. The contractual award granted to Cindy Rose, was in connection with awards forfeited from her previous employer and was granted as a conditional award under the EPSP.

	Award type	Grant date	Performance period	Share price on grant date[1]	No. of shares outstanding at 31 December 2025	Vesting date
Cindy Rose	Contractual award	08.09.25	n/a	£4.4717	1,049,379	Quarterly from March 2026 to September 2030
Joanne Wilson	ESA	07.05.24	n/a	£8.126	23,519	10.03.2026
		07.05.25	n/a	£5.782	46,667	10.03.2027
	EPSP	04.05.23	01.01.23-31.12.25	£9.2252	240,645	15.03.2026
		12.03.24	01.01.24-31.12.26	£7.102	312,588	15.03.2027
		12.03.25	01.01.25-31.12.27	£6.305	361,617	15.03.2028
Andrew Scott[2]	ESA	07.05.24	n/a	£8.126	29,460	10.03.2026
		07.05.25	n/a	£5.782	38,015	10.03.2027
	EPSP	23.03.23	01.01.23-31.12.25	£9.3608	224,339	15.03.2026
		12.03.24	01.01.24-31.12.26	£7.102	306,251	15.03.2027
		12.03.25	01.01.25-31.12.27	£6.305	354,480	15.03.2028
Mark Read[3]	ESA	07.05.24	n/a	£8.126	63,469	10.03.2026
		07.05.25	n/a	£5.782	78,664	10.03.2027
	EPSP	23.03.23	01.01.23-31.12.25	£9.3608	450,628	15.03.2026
		12.03.24	01.01.24-31.12.26	£7.102	617,709	15.03.2027
		12.03.25	01.01.25-31.12.27	£6.305	714,432	15.03.2028

1 For the contractual award granted to Cindy Rose, the share price at the date of grant is the average closing share price over the three-month period immediately prior to the date of grant. For ESA awards the share price is the closing price for the immediately preceding dealing day. For EPSP awards, the share price at the date of grant is the average closing price for the five immediately preceding dealing days

2 Andrew Scott's outstanding 2023 EPSP award was granted prior to his appointment as an Executive Director and as such is subject to the terms and conditions in place at that time

3 Mark Read's interests are shown at the date he stepped down as an Executive Director, 31 August 2025

NON-EXECUTIVE DIRECTORS' INTERESTS (AUDITED)

Non-Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2025[1,2]	Total interests at 12 March 2026[3]
Philip Jansen	50,000	100,000
Angela Ahrendts	12,571	12,571
Simon Dingemans	10,000	10,000
Sandrine Dufour	15,000	15,000
Tom Ilube	8,335	8,335
Cindy Rose[2]	8,000	8,000
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	10,000	10,000

1 Or at date of retirement if retired during the year

2 Cindy Rose's interest are shown on the day she ceased to be a Non-Executive Director (31 August 2025) prior to becoming Chief Executive officer on 1 September 2025

3 Total interests calculated at the last practicable date for this Annual Report or at date of retirement

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 127

CORPORATE GOVERNANCE

COMPENSATION IN THE WIDER CONTEXT

When setting the Directors' Compensation Policy and making decisions in relation to executive compensation, the Compensation Committee considers the wider workforce and the broader compensation context.

The Committee is also regularly updated on employee compensation matters for the broader workforce and uses this to inform decisions it makes in relation to Executive Director and Executive Committee compensation. In addition, these updates highlight specific factors impacting a particular country or region, including, for example, increased inflation, and the resulting actions taken. This may include making more funds available for annual salary review budgets in areas of high inflation, and a focus on the importance of wider programmes to support our people in areas such as financial education and mental wellbeing.

The table below illustrates how our compensation principles cascaded through the organisation during 2025.

FIXED

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.16	c.900	c.102,000
Base salary	WPP aims to provide market-competitive base salaries throughout the organisation which help support the recruitment and retention of individual employees. Salaries are generally reviewed annually			
Benefits	Market-competitive levels of benefits are provided to employees typically including health and wellness programmes and life assurance. The benefits offering within countries continues to be harmonised across WPP. Benefits vary country to country and are informed by local market practice and requirements			
Pension	WPP operates globally and provides the opportunity to save for retirement where feasible and market appropriate			

VARIABLE – SHORT-TERM INCENTIVE PLAN (STIP)

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.16	c.900	c.102,000
Short-term incentive plan (STIP) *(Annual Group-wide incentive plan designed to reward performance over the financial year)*	The STIP arrangements in which the Executive Directors participate cascade through the organisation as set out below. It is designed to be market-competitive and incentivise participants over the short term			
	All STIP awards are subject to target and maximum amounts (generally as percentages of base salary). Amounts awarded are discretionary and based on performance in the financial year			
	Based on corporate and individual performance over the one-year performance period (financial year)			
	The Executive Directors' STIP outcomes for a financial year are dependent on the achievement of: – WPP financial performance conditions (75%); and – Non-financial individual strategic objectives (25%) – 40% of any STIP award is automatically deferred into an ESA for two years	Executive Committee members share the same WPP financial performance conditions as the Executive Directors as well as non-financial individual objectives Individual agency financial metrics are included where appropriate As for Executive Directors, a proportion of the STIP award (typically 40%) is automatically deferred into an ESA for two years	Most individuals at these levels are eligible to participate in the STIP. Different financial metrics may apply which may be tailored to agency or function. The overall level of award against target is typically more weighted towards individual performance and contribution At the most senior levels, a proportion of the total STIP award (typically 40%) will be automatically deferred into an ESA for two years	Other employees may be eligible to participate in the STIP; this is generally dependent on their position and level, and market practice. The overall level of award against target is generally based on individual performance and contribution during the financial year STIP awards made at this level are delivered in cash Employees in the wider workforce not eligible for the STIP may participate in other discretionary, local cash-based bonus arrangements

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 128

CORPORATE GOVERNANCE

VARIABLE – LONG-TERM INCENTIVE PLANS

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.16	c.900	c.102,000
Executive Performance Share Plan (EPSP) *(A performance-related share plan where awards are typically made annually and vest subject to performance and employment three years later)*	The EPSP in which the Executive Directors participate cascades through the organisation as set out below and is designed to attract, retain and incentivise key senior executives over the longer term and align their interests with shareholders. A total of c.80 individuals received EPSP awards in 2025. The corporate performance conditions, performance period and performance targets are consistent for all participants in the EPSP. Levels of award are discretionary and based on role responsibilities			
	Level of vesting based on actual corporate performance against targets at the end of the three-year performance period			
	Eligible for EPSP. For Executive Directors, a further two-year holding period applies after the vesting date	Eligible for EPSP	Certain senior management and key leaders are eligible for EPSP. Typically, such employees are not eligible to participate in any other discretionary share plans operated by WPP	Not eligible
Leadership Award Plan *(A conditional share plan where awards vest subject to continued employment three years following grant)*	To attract and retain key executives over the longer term and align their interests with shareholders. Leadership Awards are made as set out below. During 2025 awards were made to c.2,000 executives. Levels of award are based on role responsibilities and are discretionary. Leadership awards are granted under the WPP Stock Plan 2018 (WSP); the WSP is also used to grant the deferred share element (ESA) of the STIP (see above), and on-hire and buy-out awards			
	Ineligible	Ineligible	Certain senior management and key leaders may be eligible to receive Leadership Awards under this plan if they are not eligible for EPSP	Certain key employees within the wider workforce are also eligible to receive Leadership Awards
WPP Share Option Plan *(A market-value share option plan where options may be exercised three years after grant subject to continued employment)*	To provide all employees not eligible for EPSP or Leadership Awards with a risk-free opportunity to share in the success of WPP. Options are granted under the WPP Share Option Plan 2015			
	Ineligible	Ineligible	Ineligible	Most employees not eligible to receive EPSP or Leadership Awards are eligible for option grants. Grants are made to all eligible employees; typically around 50,000 employees annually receive an option grant. Individual awards are over 100 or 125 shares dependent on location. During 2025, options were granted to c.53,000 employees

RELATIVE IMPORTANCE OF SPEND ON PAY

The following table sets out the percentage change in total staff costs, headcount and dividends, share repurchases and buybacks.

	2025	2024	% change
Total staff costs (continuing operations)	**£7,083**	£7,761m	(8.7)
Headcount – average over year	**103,277**	111,281	(7.2)
Equity dividends paid	**£343**	£425m	(19.3)
Shares purchased by ESOP trusts	**£97**	£82m	18.3

ANNUAL PERCENTAGE CHANGE IN COMPENSATION OF DIRECTORS AND EMPLOYEES

The table below shows the annual change in each individual Director's pay for 2025 compared to 2024. Since WPP plc, the statutory entity for which this disclosure is required, does not have any employees, the table includes a voluntary disclosure of the annual average change for employees of the UK head office.

No increases to base salary were awarded to the Executive Directors during 2025 (see page 118 for further detail).

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 129

CORPORATE GOVERNANCE

Directors' benefits include the gross value of taxable expenses that directly relate to attendance at Board meetings, some of which are held in WPP key locations outside the UK. Variations in the locations of Board meetings year-to-year can lead to changes in Directors' benefit amounts. For most Non-Executive Directors, the absolute amounts of benefits provided are relatively modest and small changes in amounts year-to-year can lead to significant percentage change movements (see page 125 for further detail).

Year-on-year change in pay

	2024-2025			2023-2024			2022-2023			2021-2022			2020–2021		
	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[2]
Executive Directors															
Cindy Rose[3]	**n/a**	**n/a**	**n/a**	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Joanne Wilson[5]	**1.3**	**12.5**	**(71.9)**	45.3	28.0	41.2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Andrew Scott[5]	**1.4**	**12.5**	**(100)**	221.0	190.0	179.2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Mark Read[4]	**(32.5)**	**(31.6)**	**(100)**	3.4	(5.0)	(11.8)	4.0	11.1	(46.2)	4.7	(2.9)	(7.9)	11.3	4.0	–
Non-Executive Directors															
Philip Jansen[5]	**1454.1**	**5500.0**		n/a	n/a		n/a	n/a		n/a	n/a		n/a	n/a	
Angela Ahrendts[6]	**4.6**	**35.9**		17.7	129.4		26.2	(59.5)		8.4	4,100.0		131.2	n/a	
Simon Dingemans[6]	**1.9**	**50.0**		2.9	(50.0)		8.2	33.3		n/a	n/a		n/a	n/a	
Sandrine Dufour[6]	**1.4**	**57.1**	Non-Executive Directors do not receive variable compensation	2.1	133.3	Non-Executive Directors do not receive variable compensation	3.6	(50.0)	Non-Executive Directors do not receive variable compensation	12.0	–	Non-Executive Directors do not receive variable compensation	40.1	(48.4)	Non-Executive Directors do not receive variable compensation
Tom Ilube[6]	**3.6**	**83.3**		3.7	(57.1)		0.0	100.0		1.5	40.0		554.5	429.6	
Cindy Rose[3]	**n/a**	**n/a**		0.8	0.0		(4.8)	80.0		1.6	(16.7)		25.6	21.5	
Keith Weed	**3.9**	**(10.0)**		2.4	(52.4)		0.0	200.0		9.6	(12.5)		22.2	40.2	
Jasmine Whitbread	**3.6**	**(16.7)**		3.7	(40.0)		0.0	300.0		0.0	(16.7)		14.5	21.6	
Dr. Ya-Qin Zhang[5]	**5.0**	**(11.1)**		5.3	80.0		2.1	(75.0)		9.4	–		n/a	n/a	
Average UK head office employees[7]	**2.7%**	**0.0%**	**(4.1)**	3.32%	0.0%	(18.66%)	4.0%	0.0%	(21.8%)	6.0%	0.0%	316.3%	2.5%	0.0%	(49.5%)

1 The annual percentage change in bonus is calculated by reference to the bonus payable in respect of that financial year compared to the immediately preceding financial year for Executive Directors, and by reference to cash bonus payments received during that financial year in comparison to those received in the immediately preceding financial year for the UK head office employees. Non-Executive Directors do not receive variable compensation

2 As the Executives did not receive a bonus in respect of the financial year ended 31 December 2020, it is not possible to calculate a percentage change between 2020 and 2021

3 Cindy Rose was appointed Chief Executive Officer on 1 September 2025. Accordingly no prior year comparison is available for this executive role. Prior year percentage change data for her role as a Non-Executive Director to 31 August 2025 is shown in the Non-Executive Director section of this table

4 Mark Read ceased to be a director on 1 September 2025, his salary, benefits and bonus for 2025 were prorated accordingly. In 2024 Mark Read received an annual salary increase of 2.7%, and in both 2023 and 2022 a 4% annual increase. He took a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19; this, together with a salary increase after three years, explains the changes shown between 2020 and 2021

5 Joanne Wilson, Andrew Scott and Philip Jansen were appointed to the Board on 19 April 2023, 7 September 2023 and 16 September 2024 respectively. For Philip the percentages changes from 2024 to 2025 and for Joanne and Andrew the % changes from 2023 to 2024 appear high as a full financial year is compared with a base year in which they were in office for part of the year only. Philip also assumed the role of Chair on 1 January 2025 with an associated increase in his fees and benefits

6 Angela Ahrendts, Sandrine Dufour, Tom Ilube, Dr. Ya-Qin Zhang, Simon Dingemans and Philip Jansen were appointed to the Board on 1 July 2020, 3 February 2020, 5 October 2020, 1 January 2021, 31 January 2022 and 16 September 2024 respectively

7 Based on full-time equivalent comparisons. Average is calculated by reference to the median percentage change. Due to the timing of annual bonus payments, the change in average employee annual bonus of -18.66% reflects the change between the bonus paid in respect of 2024 performance (paid in 2025) and 2023 performance (paid in 2024) and is therefore not directly comparable to Executive Director bonus awards made in respect of 2025 performance (paid in 2026) and 2024 performance (paid in 2025)

CEO PAY RATIO

The ratios shown in the table opposite compare the total compensation of the CEO (normally, as reported in the single figure table for the relevant financial year) to the compensation of the median UK employee and those at the lower and upper quartile. In 2025 the total compensation figure used to calculate the ratio has been calculated by aggregating the total compensation for 2025 for Mark Read and Cindy Rose for the periods they performed the role of CEO (eight months and four months respectively).

Year		Methodology used	25th percentile pay ratio	50th percentile pay ratio	75th percentile pay ratio
2025	Total compensation	Option B	**180:1**	**131:1**	**79:1**
	Adjusted Total compensation	Option B	**91:1**	**66:1**	**40:1**
2024	Total compensation	Option B	93:1	53:1	36:1
2023	Total compensation	Option B	108:1	70:1	49:1
2022	Total compensation	Option B	154:1	118:1	81:1
2021	Total compensation	Option B	101:1	79:1	55:1
2020	Total compensation	Option B	36:1	24:1	15:1
2019	Total compensation	Option B	79:1	55:1	34:1

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 130

CORPORATE GOVERNANCE

The Total compensation pay ratio for 2025 has been calculated (as required by the relevant regulations) using the aggregate of Cindy Rose's and Mark Read's total 2025 compensation as shown in the single figure table on page 117. The ratios are exceptionally high due to the required inclusion of the full amount of Cindy's one-off buyout award within the 2025 total compensation figure, although this award vests on a phased basis to September 2030. We have therefore also shown adjusted ratios which for Cindy's total 2025 compensation includes only those buy-out elements received in 2025 (as shown in the supplementary disclosure table on page 117), which presents the ratio on a more representative basis.

The pay ratio reflects how the structure and approach to compensation changes with increased seniority and accountability within the Group and is therefore consistent with reward and progression policies. The CEO's pay is significantly weighted towards performance-related pay with a focus on aligning with long-term performance and the interests of shareholders. Movements in the pay ratio year-on-year reflect WPP's pay-for-performance philosophy and are linked to the overall performance of the Company. At the 25th, 50th and 75th percentile employee level, variable compensation carries a much smaller weighting.

The salary and total pay and benefits for the 25th, 50th and 75th percentile employees are shown in the table below:

Year		Methodology used	25th percentile	50th percentile	75th percentile
2025	**Salary**	**Option B**	**£39,000**	**£53,751**	**£85,550**
	Total pay and benefits	**Option B**	**£42,687**	**£58,620**	**£97,580**
2024	Salary	Option B	£34,667	£60,667	£91,186
	Total pay and benefits	Option B	£40,831	£71,587	£105,638
2023	Salary	Option B	£39,233	£58,053	£82,667
	Total pay and benefits	Option B	£41,587	£64,234	£92,627
2022	Salary	Option B	£39,292	£51,985	£74,250
	Total pay and benefits	Option B	£43,417	£56,460	£82,551
2021	Salary	Option B	£32,067	£44,250	£61,500
	Total pay and benefits	Option B	£37,606	£48,293	£68,583
2020	Salary	Option B	£30,000	£45,000	£71,000
	Total pay and benefits	Option B	£31,800	£46,800	£73,840
2019	Salary	Option B	£31,000	£44,739	£70,000
	Total pay and benefits	Option B	£32,636	£46,975	£77,416

The methodology used to identify the employees at each quartile is Option B (using the gender pay gap information to identify three employees as the best equivalents of the 25th, 50th and 75th percentile employees). This is consistent with the approach in previous years and is considered the most appropriate method to use to determine the CEO pay ratio. We believe this approach provides accurate information and representation of the ratios. The latest data collected as part of gender pay reporting was used, with a snapshot date of 5 April 2025. The ratio has been computed taking into account the pay and benefits of over 11,500 UK employees, other than the role of the CEO. Where an employee works part-time, fixed pay, benefits and any variable pay were adjusted, where appropriate, to reflect full-time equivalent compensation. The 25th, 50th and 75th percentile employees were determined based on this adjusted data and are considered to be representative. Total pay and benefits for the 2025 financial year (12 months to 31 December 2025) for each of the 25th, 50th and 75th percentile employees was then calculated as at 31 December 2025 using the single-figure table methodology in order to provide a meaningful comparison with the CEO. We are satisfied that the median pay ratio is consistent with the compensation policies for our UK workforce taken as a whole and our objective of delivering market-competitive pay for each role.

SHARE INCENTIVE DILUTION FOR 2015 TO 2025

The share incentive dilution level, measured on a ten-year rolling basis, was at 4.2% at 31 December 2025 (2024: 4.1%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Jasmine Whitbread
Chair of the Compensation Committee
on behalf of the Board of Directors of WPP plc
19 March 2026

COMPENSATION COMMITTEE REPORT WPP ANNUAL REPORT 2025 131

STATEMENT OF DIRECTORS’ RESPONSIBILITIES STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF FINANCIAL STATEMENTS The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The Directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2025. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the Preparation and Presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to: – Properly select and apply accounting policies – Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information – Provide additional disclosures, when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance – Make an assessment of the Company’s ability to continue as a going concern The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors’ report and Directors’ Compensation Report. The Directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions. The Directors confirm that so far as they are aware, there is no relevant audit information of which the Company’s auditors are unaware. Each Director has taken all the steps that he or she ought to have taken, as a Director, in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. In accordance with the principles of the UK Corporate Governance Code, the Board has established arrangements to evaluate whether the information presented in the Annual Report is fair, balanced and understandable; these are described on page 86. The Board considers the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position, performance, business model and strategy. The letters from the chairs of the Sustainability, Nomination and Governance, Audit and Compensation committees, the statements regarding Directors’ responsibilities and statement of going concern set out above and the Directors’ remuneration and interests in the share capital of the Company are included in the Directors’ report, which also includes the Strategic Report and Corporate Governance sections. By Order of the Board Balbir Kelly-Bisla Company Secretary 19 March 2026 WPP ANNUAL REPORT 2025 132 CORPORATE GOVERNANCE

FINANCIAL STATEMENTS IN THIS SECTION Consolidated financial statements 134 Accounting policies  139 Notes to the consolidated financial statements  146 Independent auditors’ report  173 WPP ANNUAL REPORT 2025 133

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2025

	Notes	2025 £m	2024 £m	2023 £m
Revenue	2	**13,550**	14,741	14,845
Costs of services	3	**(11,404)**	(12,290)	(12,326)
Gross profit		**2,146**	2,451	2,519
General and administrative costs	3	**(1,764)**	(1,126)	(1,988)
Operating profit		**382**	1,325	531
Earnings from associates	4	**39**	36	70
Profit before interest and taxation		**421**	1,361	601
Finance and investment income	6	**78**	137	127
Finance costs	6	**(352)**	(417)	(389)
Revaluation and retranslation of financial instruments	6	**(16)**	(50)	7
Profit before taxation		**131**	1,031	346
Taxation	7	**(303)**	(402)	(149)
(Loss)/profit for the year		**(172)**	629	197
Attributable to:				
Equity holders of the parent		**(215)**	542	110
Non-controlling interests		**43**	87	87
		(172)	629	197
Earnings per share:				
Basic (loss)/earnings per ordinary share	8	**(20.0p)**	50.3p	10.3p
Diluted (loss)/earnings per ordinary share	8	**(20.0p)**	49.4p	10.1p

Note
The accompanying notes form an integral part of this consolidated income statement

CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 134

2025 2024 2023 £m £m £m (Loss)/profit for the year (172) 629 197 Items that may be reclassified subsequently to profit or loss Foreign exchange differences on translation of foreign operations (205) (72) (427) Gain/(loss) on net investment hedges 68 (3) 108 Cash flow hedges: Fair value gain/(loss) arising on hedging instruments 25 (35) (43) Amounts reclassified to profit or loss (58) 58 44 Gain/(loss) on costs of hedging 5 (8) – Share of other comprehensive loss of associates – – (1) (165) (60) (319) Items that will not be reclassified subsequently to profit or loss Movements on equity investments held at fair value through other comprehensive income (54) (7) (3) Actuarial (loss)/gain on defined benefit pension plans (1) 3 (9) Deferred tax on defined benefit pension plans – 2 2 (55) (2) (10) Other comprehensive loss for the year (220) (62) (329) Total comprehensive (loss)/income for the year (392) 567 (132) Attributable to: Equity holders of the parent (431) 482 (196) Non-controlling interests 39 85 64 (392) 567 (132) Note The accompanying notes form an integral part of this consolidated statement of comprehensive income CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2025 FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 135CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2025

	Notes	2025 £m	2024 £m	2023 £m
Net cash inflow from operating activities[1]	9	**724**	1,408	1,238
Investing activities				
Acquisitions[1]	9	**(183)**	(153)	(267)
Disposals of investments and subsidiaries[2]	9	**14**	553	99
Proceeds from loans on disposal of subsidiaries		**–**	93	–
Purchases of property, plant and equipment		**(91)**	(189)	(177)
Purchases of intangible assets		**(95)**	(47)	(40)
Proceeds from disposal of property, plant and equipment		**8**	21	5
Net cash (outflow)/inflow from investing activities		**(347)**	278	(380)
Financing activities				
Principal elements of lease payments		**(242)**	(282)	(259)
Share option proceeds		**–**	2	1
Cash consideration received from non-controlling interests	9	**–**	–	46
Cash consideration for purchase of non-controlling interests	9	**(8)**	(87)	(16)
Share repurchases and buy-backs	9	**(97)**	(82)	(54)
Proceeds from borrowings		**874**	1,060	1,053
Repayment of borrowings		**(418)**	(1,087)	(1,102)
Repayment of borrowing-related derivatives		**(26)**	(14)	(46)
Financing and share issue costs		**(9)**	(7)	(3)
Equity dividends paid		**(343)**	(425)	(423)
Dividends paid to non-controlling interests in subsidiary undertakings		**(50)**	(67)	(101)
Net cash outflow from financing activities		**(319)**	(989)	(904)
Net increase/(decrease) in cash and cash equivalents		**58**	697	(46)
Foreign exchange translation of cash and cash equivalents		**1**	(90)	(80)
Cash and cash equivalents at beginning of year		**2,467**	1,860	1,986
Cash and cash equivalents at end of year	18	**2,526**	2,467	1,860

Notes

The accompanying notes form an integral part of this consolidated cash flow statement

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities

2 Disposals of investments and subsidiaries in investing activities represents consideration received less cash and cash equivalents disposed. The proceeds in 2024 primarily relate to the disposal of FGS Global, with consideration received less cash and cash equivalents disposed of £520 million

CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 136

Notes 2025 2024 £m £m Non-current assets Goodwill 11 6,946 7,610 Other intangible assets 11 734 737 Property, plant and equipment 12 724 909 Right-of-use assets 10 1,317 1,385 Interests in associates 13 231 253 Other investments 13 334 398 Deferred tax assets 14 292 323 Corporate income tax recoverable 55 59 Trade and other receivables 15 272 174 10,905 11,848 Current assets Corporate income tax recoverable 124 113 Trade and other receivables 15 7,279 7,722 Accrued income and unbilled media 3,073 3,188 Cash and cash equivalents 18 2,694 2,638 13,170 13,661 Current liabilities Trade and other payables1 16 (13,409) (14,216) Corporate income tax payable (221) (333) Lease liabilities 10 (223) (240) Borrowings 19 (822) (584) Provisions for liabilities and charges 20 (160) (143) (14,835) (15,516) Net current liabilities (1,665) (1,855) Non-current liabilities Borrowings 19 (4,114) (3,744) Trade and other payables 17 (208) (229) Deferred tax liabilities 14 (146) (142) Employee benefit obligations 22 (128) (132) Provisions for liabilities and charges 20 (199) (232) Lease liabilities 10 (1,673) (1,780) (6,468) (6,259) Net assets 2,772 3,734 Equity Called-up share capital 24 109 109 Share premium account 579 579 Other reserves 25 (12) 151 Own shares (188) (191) Retained earnings 2,052 2,827 Equity shareholders’ funds 2,540 3,475 Non-controlling interests 232 259 Total equity 2,772 3,734 Notes The accompanying notes form an integral part of this consolidated balance sheet 1 Deferred income and customer advances, that was previously presented separately, is included within Trade and other payables The consolidated financial statements were approved by the Board of Directors and authorised for issue on 19 March 2026. Signed on behalf of the Board: Cindy Rose Joanne Wilson Chief Executive Officer Chief Financial Officer CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2025 FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 137CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2025

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2023	114	576	285	(1,054)	3,760	3,681	479	4,160
Profit for the year	–	–	–	–	110	110	87	197
Other comprehensive loss	–	–	(296)	–	(10)	(306)	(23)	(329)
Total comprehensive (loss)/income	**–**	**–**	**(296)**	**–**	**100**	**(196)**	**64**	**(132)**
Dividends paid	–	–	–	–	(423)	(423)	(101)	(524)
Ordinary shares issued	–	1	–	–	–	1	–	1
Treasury shares used for share option schemes	–	–	–	55	(55)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	140	140	–	140
Tax on share-based payments	–	–	–	–	2	2	–	2
Net movement in own shares held by ESOP trusts	–	–	–	9	(63)	(54)	–	(54)
Net movement in non-controlling interests[2]	–	–	–	–	(3)	(3)	15	12
Net movement of liabilities in respect of put options[3]	–	–	198	–	30	228	–	228
Total transactions with owners	**–**	**1**	**198**	**64**	**(372)**	**(109)**	**(86)**	**(195)**
Balance at 31 December 2023	**114**	**577**	**187**	**(990)**	**3,488**	**3,376**	**457**	**3,833**
Profit for the year	–	–	–	–	542	542	87	629
Other comprehensive loss	–	–	(58)	–	(2)	(60)	(2)	(62)
Total comprehensive (loss)/income	**–**	**–**	**(58)**	**–**	**540**	**482**	**85**	**567**
Dividends paid	–	–	–	–	(425)	(425)	(67)	(492)
Ordinary shares issued	–	2	–	–	–	2	–	2
Share cancellations[4]	(5)	–	5	743	(743)	–	–	–
Treasury shares used for share option schemes	–	–	–	57	(57)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	81	81	–	81
Tax on share-based payments	–	–	–	–	1	1	–	1
Net movement in own shares held by ESOP trusts	–	–	(8)	(1)	(73)	(82)	–	(82)
Net movement in non-controlling interests[2]	–	–	–	–	(2)	(2)	(216)	(218)
Net movement of liabilities in respect of put options	–	–	25	–	17	42	–	42
Total transactions with owners	**(5)**	**2**	**22**	**799**	**(1,201)**	**(383)**	**(283)**	**(666)**
Balance at 31 December 2024	**109**	**579**	**151**	**(191)**	**2,827**	**3,475**	**259**	**3,734**
(Loss)/profit for the year	–	–	–	–	(215)	(215)	43	(172)
Other comprehensive loss	–	–	(161)	–	(55)	(216)	(4)	(220)
Total comprehensive (loss)/income	**–**	**–**	**(161)**	**–**	**(270)**	**(431)**	**39**	**(392)**
Dividends paid	–	–	–	–	(343)	(343)	(50)	(393)
Non-cash share-based incentive plans (including share options)	–	–	–	–	73	73	–	73
Tax on share-based payments	–	–	–	–	(2)	(2)	–	(2)
Net movement in own shares held by ESOP trusts	–	–	–	3	(102)	(99)	–	(99)
Net movement in non-controlling interests[2]	–	–	–	–	(125)	(125)	(16)	(141)
Net movement of liabilities in respect of put options	–	–	(2)	–	(6)	(8)	–	(8)
Total transactions with owners	**–**	**–**	**(2)**	**3**	**(505)**	**(504)**	**(66)**	**(570)**
Balance at 31 December 2025	**109**	**579**	**(12)**	**(188)**	**2,052**	**2,540**	**232**	**2,772**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £408 million at 31 December 2025 (2024: £354 million, 2023: £347 million)

2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, including MAP and Resolve in 2025 (see note 27), recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global in 2024

3 During 2023, WPP sold a portion of its ownership of FGS Global to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised

4 In December 2024, WPP cancelled 50,367,570 treasury shares

CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 138

ACCOUNTING POLICIES BASIS OF PREPARATION The consolidated financial statements of WPP plc (the Company) and its subsidiaries (together the Group) for the year ended 31 December 2025 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Group consolidated financial statements of WPP plc, a company registered in Jersey, for the year ended 31 December 2025 are filed with the Company’s registrar in Jersey. The Group consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments and defined benefit pension plans. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all the years presented. The consolidated financial statements were approved by the Board of Directors and authorised for issue on 19 March 2026. BASIS OF CONSOLIDATION The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to, variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal, accordingly. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group. GOING CONCERN The Group’s business activities, together with the factors likely to affect its future performance and position are set out in the Financial Review on pages 26-30 and Principal Risks and Uncertainties on pages 55-62. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the consolidated financial statements and the notes to the consolidated financial statements. The notes also include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group consolidated financial statements have been prepared on the going concern basis. In performing its going concern assessment, the Group’s forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to quantify the level of revenue less pass-through costs declines compared to 2025 required to utilise all of the Group’s liquidity headroom, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity, supported by its committed facilities, and be able to meet its liabilities as they fall due and for a period of at least a year from the date the consolidated financial statements are signed. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a year from the date the consolidated financial statements are signed. Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements. NEW IFRS ACCOUNTING PRONOUNCEMENTS The Group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 January 2025: – Lack of Exchangeability (Amendments to IAS 21) The amendment listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and is not expected to significantly affect future periods. At the date of authorisation of these consolidated financial statements, the following standards or amendments to standards, which have not been applied in these consolidated financial statements, were in issue but not yet effective: – Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) were published in May 2024 and are effective for periods beginning on or after 1 January 2026. The Group is currently assessing the impact of these amendments to standards in issue but not yet effective. – Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7) were published in December 2024 and are effective for periods beginning on or after 1 January 2026. These amendments to standards are not expected to have a material impact on these consolidated financial statements as the Group does not hold any such contracts. – Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21) were published in November 2025 and are effective for annual periods beginning on or after 1 January 2027. These amendments are not expected to have a material impact on the Group’s consolidated financial statements. – IFRS 18 ‘Presentation and Disclosure in Financial Statements’ was issued in April 2024 and is effective for periods beginning on or after 1 January 2027. This standard will replace IAS 1 ‘Presentation of Financial Statements’ and, along with consequential amendments to IAS 7 'Statement of Cash Flows', IAS 8 'Accounting Policies: Changes in Accounting Estimates and Errors', IAS 33 'Earnings per Share' and IFRS 7 'Financial Instruments: Disclosures', introduces several new requirements. These new requirements include: – Classification of all income and expenses into five categories in the statement of profit or loss: operating, investing, financing, discontinued operations and income tax. Entities are also required to present two new mandatory subtotals. – Certain non-GAAP measures, defined as ‘Management-defined Performance Measures’, are disclosed in a single note to the financial statements. – Enhanced guidance on how to aggregate and disaggregate information in the financial statements and the notes. – The requirement to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method. – Specific classification requirements for interest paid/received and dividends received in the statement of cash flows. Interest and dividend receipts are included within investing cash flows, while interest paid is included within financing cash flows. The impact of the standard on the Group is currently being assessed and it is not yet practicable to quantify the effect of IFRS 18 on the consolidated financial statements. – IFRS 19 ‘Subsidiaries without Public Accountability Disclosures’ was published in May 2024, with amendments published in August 2025. Both are effective for periods beginning on or after 1 January 2027. It is a voluntary IFRS Accounting Standard that eligible subsidiaries can apply when preparing their own consolidated, separate or individual financial statements. These subsidiaries will continue to apply the recognition, measurement and presentation requirements in other IFRS Accounting Standards, but they can replace the disclosure requirements in those standards with reduced disclosure requirements. As the standard applies to the Group’s subsidiaries, no impact of IFRS 19 is expected on these consolidated financial statements. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 139

BUSINESS COMBINATIONS The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’, which requires the acquiree’s identifiable assets, liabilities and contingent liabilities to be recognised at fair value at acquisition date. Where the measurement of the fair value of identifiable net assets acquired is incomplete at the end of the reporting period in which the combination occurs, the Group will report provisional fair values. Final fair values are determined within a year of the acquisition date and retrospectively applied. Where settlement of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the acquisition date, using an appropriate discount rate. Acquisition-related costs are expensed as incurred. The results of the subsidiaries and businesses acquired are included in the consolidated financial statements from their acquisition date. During the 12 months following acquisition, adjustments to goodwill are made to reflect any revisions to fair value measurements that, had they been known at the acquisition date, would have affected the provisional amounts recognised. GOODWILL AND OTHER INTANGIBLE ASSETS Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised software. Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group. Internally generated intangibles primarily consist of software and include costs that are directly attributable to the development of identifiable and unique software products controlled by the Group. These are recognised as intangible assets when the following criteria are met: – It is technically feasible to complete the software so that it will be available for use – Management intends to complete the software and use it – There is an ability to use the software – It can be demonstrated how the software will generate probable future economic benefits – Adequate technical, financial and other resources to complete the development and to use or sell the software are available – The expenditure attributable to the software during its development can be reliably measured Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment. Certain corporate brands of the Group are considered to have an indefinite economic life. This is based on their long-established history of market leadership and profitability, combined with the Group's ongoing commitment to further develop and enhance their value. Definite life intangible assets are amortised over their useful life. Amortisation is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows: – Brand names (with finite lives) – 10 to 20 years – Customer-related intangibles – 3 to 13 years – Other proprietary tools – 3 to 10 years – Other (including capitalised software) – 3 to 5 years For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level at which goodwill is monitored by management. An assessment is made at each reporting date to determine whether there is any indication of impairment loss. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use. The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows, derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed. For assets other than goodwill, an assessment is made at each reporting period end to determine whether there is any indication that previously recognised impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognised. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortisation) if no impairment loss had been recognised. CONTINGENT CONSIDERATION Contingent consideration liabilities in relation to business combinations, where the related payments are not dependent on future employment, are initially recorded at fair value based on the present value of the expected cash outflows of the obligations. After the 12-month remeasurement period, these liabilities are remeasured to fair value at each balance sheet date, with the changes in fair value recorded in the consolidated income statement within revaluation and retranslation of financial instruments. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is recorded at cost less accumulated depreciation and any provision for impairment. Property, plant and equipment is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Property, plant and equipment impairment charges also form part of the property- related restructuring costs described in note 3 and are derived by applying the method described in the Leases accounting policy. Depreciation, with the exception of freehold land which is not depreciated, is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows: – Freehold buildings – 50 years – Leasehold buildings – shorter of the term of the lease and life of the asset – Fixtures, fittings and equipment – 3 to 10 years – Computer equipment – 3 to 5 years INTERESTS IN ASSOCIATES An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 140ACCOUNTING POLICIES

INTERESTS IN ASSOCIATES CONTINUED Investments in associates are accounted for using the equity method. Interests in associates are stated in the consolidated balance sheet at cost, adjusted for the Group’s share of the profits and losses after tax of associate undertakings, which is included in the consolidated income statement. The Group’s share of the amounts recognised in the income statement and other comprehensive income is based on financial information produced by each associate undertaking, adjusted to align with the accounting policies of the Group. When the Group’s share of losses exceeds its interest in an associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not previously recognised. Investments are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An investment’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. FINANCIAL ASSETS Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing financial assets and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables, unbilled costs, accrued income and unbilled media, a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off. ECL is recognised in the consolidated income statement on financial assets measured at amortised cost and at fair value through other comprehensive income. OTHER INVESTMENTS Other investments include certain non-current equity investments which are measured at fair value through profit or loss unless an election is made on an investment-by-investment basis to recognise fair value gains and losses in other comprehensive income. The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee. If the Group makes an irrevocable election at initial recognition for certain equity investments to be classified as fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. On derecognition of the equity investment, gains and losses that have been deferred in other comprehensive income are transferred directly to retained earnings. ACCRUED INCOME AND UNBILLED MEDIA Accrued income and unbilled media is a receivable within the scope of IFRS 9 ‘Financial Instruments’ and is recognised if the right to consideration is unconditional and when a performance obligation has been satisfied but has not yet been billed. This includes amounts in relation to media costs where the Group acts as an agent under IFRS 15 ‘Revenue from Contracts with Customers’. Accrued income and unbilled media is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement. DEFERRED INCOME AND CUSTOMER ADVANCES In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and are recognised as deferred income and customer advances. Deferred income and customer advances is principally pass-through in nature, relating to advance billings to customers in accordance with the terms of the client contracts, primarily for the reimbursement of third-party costs. TRADE RECEIVABLES AND UNBILLED COSTS Trade receivables are measured at amortised cost using the effective interest method, or fair value through other comprehensive income, net of expected credit losses. Unbilled costs include outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables. The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 ‘Financial Instruments’. This has been applied to trade receivables, unbilled costs, accrued income and unbilled media. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. Accrued income, unbilled media and unbilled costs are deemed to have substantially the same risk characteristics as trade receivables and therefore the expected loss rates for trade receivables are a reasonable approximation of the loss rates for accrued income, unbilled media and unbilled costs. The expected loss rates are based on historical credit losses with consideration also given to the current economic environment and the level of credit insurance the Group has, as well as forward-looking information. The Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. Given the short-term nature of the Group’s trade receivables, unbilled costs, accrued income and unbilled media, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Trade receivables are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group. CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash at bank, and deposits and money market funds that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. Cash and cash equivalents are measured at amortised cost, except for investments in money market funds which are held at fair value through profit and loss. For cash flow statement presentation purposes, the Group's overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group's centralised treasury strategy employed across the Group and form an integral part of the Group's cash management. Bank overdrafts are included within short-term borrowings in the balance sheet. BORROWINGS Interest-bearing borrowings are initially recorded at fair value less, where permitted by IFRS 9, any directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the proceeds net of transaction costs and the amount due on settlement or redemption recognised in the consolidated income statement over the term of the borrowing. Borrowings identified as a hedged item in a designated fair value hedge relationship are carried on the consolidated balance sheet at fair value, with gains or losses recognised in the consolidated income statement in accordance with the Group's hedge accounting policy. Cash flows relating to interest are presented within operating cash flows. Proceeds and repayment of principal amounts are presented within financing cash flows and are presented gross, except for borrowings with maturities of less than three months, which are presented net. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 141ACCOUNTING POLICIES

DERIVATIVE FINANCIAL INSTRUMENTS The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The principal derivative instruments used by the Group are foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps. The Group does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are initially measured at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet reporting date. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. HEDGE ACCOUNTING Derivatives designated as hedging instruments are classified at inception of the hedge relationship as cash flow hedges, net investment hedges or fair value hedges. Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective and accumulated in the cash flow hedge reserve. Ineffective portions of derivatives designated as cash flow hedges are recognised in the income statement immediately. Amounts deferred in the cash flow hedge reserve are reclassified to the income statement when the hedged item affects profit or loss, or if the hedged forecast transaction is to purchase a non-financial asset, the amount deferred in the cash flow hedge reserve is transferred directly from equity and included in the carrying value of the non-financial asset when it is recognised. Changes in the fair value of those hedging instruments designated as net investment hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in the income statement immediately. Gains and losses accumulated in the foreign currency translation reserve are recycled to the income statement when the foreign operation is disposed of. Changes in the fair value of derivatives designated as fair value hedges are recorded in the consolidated income statement, together with the changes in the fair value of the hedged asset or liability. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. This discontinuation can also apply to part of a hedging relationship. LIABILITIES IN RESPECT OF OPTION AGREEMENTS AND FORWARD CONTRACTS Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are initially recorded in the consolidated balance sheet at the present value of the redemption amount in accordance with IAS 32 ‘Financial Instruments: Presentation’. On initial recognition, the corresponding amount is recognised against the equity reserve; this amount is subsequently reversed on derecognition, either through exercise or expiration through non-exercise of the option agreement. Where the acquisition of a non-controlling interest in a subsidiary is agreed, but consideration and the transfer of the ownership interest is deferred until a future period, this is a forward contract over the Group's equity instruments. The non-controlling interest in equity is derecognised when the risks and rewards associated with the non-controlling interest have transferred to the Group, which may be before the ownership interest has legally transferred to the Group. The amounts payable in the future are initially recorded in the consolidated balance sheet at the present value, as at the date of the agreement. Subsequent to initial recognition the financial liabilities in respect of option agreements and forward contracts are measured at amortised cost in accordance with IFRS 9 ‘Financial Instruments’. Changes in the measurement of the financial liabilities due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES Financial assets are derecognised when (a) the contractual rights to the cash flows from the asset expire or are settled, or (b) substantially all the risks and rewards of the ownership of the asset are transferred to another party, or (c) control of the asset has been transferred to another party who has the practical ability to unilaterally sell the asset to an unrelated third party without imposing additional restrictions. Financial liabilities are derecognised when the liability is extinguished, that is when the contractual obligation is discharged, cancelled or expires. BORROWING COSTS Finance costs of borrowing that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. All other borrowing costs are recognised in the consolidated income statement as an expense in the period in which they are incurred. REVENUE RECOGNITION The Group offers national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Certain contracts involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short term in nature and tend to be cancellable by either party with 90 days' notice. The Group is generally entitled to payment for work performed to date. The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. Pass-through costs includes media costs where the Group is buying media for its own account on a transparent opt-in basis. As a result, the subsequent media pass-through costs are recorded as Group principal revenue, with a corresponding pass-through cost recorded. As the contracts are generally short term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred and to not adjust consideration for the effects of a significant financing component, where applicable. In most instances, promised services in a contract are not considered distinct or they represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are therefore accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices. The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less. Revenue is recognised when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed for each performance obligation, measured using either an input method or an output method, depending on the particular arrangement. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 142ACCOUNTING POLICIES

REVENUE RECOGNITION CONTINUED For most fee arrangements, costs incurred are used as an objective input measure of performance as the primary input of substantially all work performed under these arrangements is labour and there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance. For retainer arrangements there is a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to specific input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition. The amount of revenue recognised depends on whether the Group acts as an agent or as a principal. Certain arrangements with clients are such that the Group's responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases, the Group acts as an agent as it does not control the relevant good or service before it is transferred to the client. When the Group acts as an agent, the revenue recorded is the net amount retained. When acting as an agent, costs incurred with external suppliers (such as production costs and media suppliers) before the client is billed are excluded from revenue and recorded as unbilled balance sheet costs. Once billed to the client, these costs are recorded as part of agent net revenue. The Group acts as principal when it controls the specified good or service prior to transfer. When the Group acts as a principal, such as when supplying in-house production services, events and branding, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised within the gross amount billed with a corresponding amount recorded as an expense. Further details on revenue recognition are detailed by reporting segment below. GLOBAL INTEGRATED AGENCIES Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run. The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned. Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount or expected value method, as deemed appropriate, and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised once the related uncertainty is resolved. The Group recognises incentive revenue as the related performance obligation or obligations are satisfied depending on the specific contractual terms. PUBLIC RELATIONS AND SPECIALIST AGENCIES Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement. TAXATION Corporate income taxes payable is recognised as an expense based on taxable profits arising in the period, and the applicable tax law in each jurisdiction. The total tax expense represents the sum of both current and deferred taxes. The Group is subject to corporate income taxes in a number of different jurisdictions and judgement is required to interpret local tax laws. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated. Any interest and penalties accrued are included in finance costs and general and administrative costs respectively in the consolidated income statement and included in trade and other payables on the consolidated balance sheet. Where changes arise, as a result of new information or an agreed final outcome, these may impact the income tax and deferred tax provisions, and therefore total tax expense in the period in which those changes have arisen. Local tax laws that apply to the Group’s subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments may be required to the Group’s tax assets and liabilities should those changes be enacted or substantively enacted by the balance sheet date. Corporate income taxes payable is based on taxable profit for the year. Taxable profit differs from profit before tax reported in the Group’s consolidated income statement (determined under IFRS) because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 ‘Income Taxes’. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill, or from other assets and liabilities in a transaction that is not a business combination and which affects neither the taxable profit nor the accounting profit. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 143ACCOUNTING POLICIES

TAXATION CONTINUED The carrying amounts of deferred tax assets are reviewed at each balance sheet date. Where it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, the carrying value of the applicable deferred tax asset may be reduced. Where expectations of taxable profits improve, the carrying value of the applicable deferred tax asset may be increased. Deferred tax assets and liabilities are offset where permitted, when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated using the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised, based on enacted or substantively enacted legislation. Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax. RETIREMENT BENEFIT COSTS The Group accounts for retirement benefit costs in accordance with IAS 19 ‘Employee Benefits’. For defined contribution plans, contributions are charged to the consolidated income statement on an accruals basis. For defined benefit plans the amounts charged to staff costs within operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment or curtailment occurs. Net interest income or expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan. Actuarial gains and losses are recognised in other comprehensive income. Where defined benefit plans are funded, the assets of the plan are held in independently managed funds separately from those of the Group. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19. PROVISIONS FOR LIABILITIES AND CHARGES Provisions comprise liabilities where there is uncertainty about the amount or timing of settlement. Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required and the amount can be reliably estimated, with such estimation using either the most likely or expected value method depending on which method best estimates the uncertainty. Whilst the Group has factored in all known facts and circumstances, initial estimations for provisions may change based on the receipt of new information and the final amount of the relevant charges may differ from the provision recognised. CONTINGENT LIABILITIES Contingent liabilities are possible obligations arising from past events whose existence will only be confirmed by future events not wholly within the control of the Group, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed, if material, unless the possibility of an outflow of economic resources is considered remote. LEASES The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles. At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative standalone prices. The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and restoration provisions, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option, and periods covered by an option to terminate if the Group is reasonably certain to not exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the initial measurement of lease liabilities comprise fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate as at the commencement date, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Lease modifications result in remeasurement of the lease liability. Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement. The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and the exemption for leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term. The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of-use asset as a stand-alone asset for impairment when it generates or is expected to generate largely independent cash inflows. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 144ACCOUNTING POLICIES

TRANSLATION OF FOREIGN CURRENCIES Foreign currency transactions are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise. The income statements of foreign subsidiary undertakings, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies, goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at year-end exchange rates. Exchange differences arising from retranslation of foreign operations and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income. On the disposal of a foreign operation, all of the related accumulated exchange differences are reclassified to the income statement. HYPERINFLATION IN ARGENTINA AND TURKEY The economies in Argentina and Turkey were designated as hyperinflationary from 2018 onwards and 2022 onwards, respectively, and the Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its operations in Argentina and Turkey since these dates. The functional currencies for these operations are Argentinian pesos (ARP) and Turkish lira (YTL). In applying IAS 29, the ARP and the YTL non-monetary assets and liability balances, held at historical cost, and results for the relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date based on consumer prices indices (CPI) issued by the National Institute of Statistics and Censuses (INDEC) and the Turkish Statistical Institute, respectively. The respective indices have risen by 32% and 31% (2024: 118% and 44%) during the financial year. The revalued balances are translated to GBP at the reporting date exchange rate in line with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’. The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement. The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are deemed to meet the definition of 'exchange differences'. SHARE-BASED PAYMENTS The Group issues equity-settled share-based payments, including share options, to certain employees and accounts for these awards in accordance with IFRS 2 ‘Share-based Payment’. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 21. The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period with a corresponding increase in equity, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions. NON-CONTROLLING INTERESTS Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within financing activities in the cash flow statement. CLIMATE CHANGE CONSIDERATIONS In preparing these consolidated financial statements, and in accordance with the UK Listing Rule UKLR 6.6.6(8) and The UK Companies Regulations 2022, 414CB (2a), the potential impacts of climate change risks have been considered. This primarily focused on: the impairment assessments for goodwill and intangible assets with indefinite useful lives; the carrying value and estimated useful life of intangible assets, property, plant and equipment and right-of-use assets; the measurement of deferred tax assets and provisions, including post-employment benefits; and the going concern period and viability of the Group over the next three years. There has been no material impact on the consolidated financial statements for the years ended 31 December 2025, 2024 and 2023. The potential implications of climate change risks on the consolidated financial statements will continue to be monitored and assessed in future periods. 2026 CHANGE IN REPORTABLE SEGMENTS In February 2026, the Group announced an update to its operating structure that will result in changes to reporting lines and the information reviewed by the Chief Operating Decision Maker, the Group’s Chief Executive Officer, in order to assess performance and allocate resources. These changes require a reassessment of the Group’s operating segments and the aggregation of those operating segments for financial reporting purposes in 2026, per IFRS 8 Operating Segments. At 31 December 2025, the Group’s reportable segments were Global Integrated Agencies, Public Relations and Specialist Agencies, which reflected the way in which performance was reviewed and resources were allocated in 2025. Segmental information presented in these financial statements is based on the segment structure as at 31 December 2025. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTY IN APPLYING ACCOUNTING POLICIES Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group’s accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these consolidated financial statements. The most significant area of estimation uncertainty is: Goodwill impairment: the key areas of uncertainty in estimating the fair value less costs to dispose of the Ogilvy CGU are the forecasted revenue less pass-through costs and operating margins, discount rates and long-term growth rates, and for the AKQA CGU is operating margins. Further details of Ogilvy and AKQA's key estimates and related sensitivities are included in note 11. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 145ACCOUNTING POLICIES

FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2025

1. GENERAL INFORMATION

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. SEGMENT INFORMATION

The Group's organisational structure brings together media intelligence, data solutions, creative services, production capabilities, enterprise solutions and strategic counsel on a national, multinational and global scale. Substantially all of the Group's revenue is from contracts with customers.

Reportable segments

The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 'Operating Segments' requires operating segments to be identified on the same basis as used internally for the review of performance and allocation of resources by the Group's Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these operating segments into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

In February 2026, the Group announced an update to its organisational structure. The Group's reportable segments as described above remained in place during the year ended 31 December 2025. The impact of the change in organisational structure on the Group's operating and reportable segments in 2026 is described in the Accounting Policies section of these financial statements.

Reported contributions were as follows:

	2025[1] £m	2024[1] £m	2023 £m
Revenue[2]			
Global Integrated Agencies	**11,956**	12,661	12,532
Public Relations	**705**	1,156	1,262
Specialist Agencies	**889**	924	1,051
	13,550	14,741	14,845
Revenue less pass-through costs[2,3]			
Global Integrated Agencies	**8,740**	9,452	9,751
Public Relations	**667**	1,089	1,180
Specialist Agencies	**769**	818	929
	10,176	11,359	11,860
Headline operating profit[2,4]			
Global Integrated Agencies	**1,165**	1,491	1,480
Public Relations	**102**	166	191
Specialist Agencies	**54**	50	79
	1,321	1,707	1,750
Adjusting items within IFRS operating profit[4]	**(939)**	(382)	(1,219)
Financing items[5]	**(290)**	(330)	(255)
Earnings from associates	**39**	36	70
Reported profit before tax	**131**	1,031	346

Notes

1 During the year ended 31 December 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies, therefore changing the composition of reportable segments reported to the Group's Chief Operating Decision Maker. As required by IFRS 8, the 2024 comparatives have been re-presented. The impact of this change to the composition of reportable segments for the year ended 31 December 2025 for Global Integrated Agencies is a £108 million increase in revenue, £80 million increase in revenue less pass-through costs and a £6 million increase in headline operating profit, with a corresponding decrease in Specialist Agencies. The impact of this change to the composition of reportable segments for the year ended 31 December 2024 for Global Integrated Agencies is a £99 million increase in revenue, £68 million increase in revenue less pass-through costs and a £9 million increase in headline operating profit, with a corresponding decrease in Specialist Agencies

2 Intersegment transactions have not been separately disclosed as they are not material

3 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 3 to the consolidated financial statements for more details of these pass-through costs

4 Headline operating profit is defined on page 188. A reconciliation from reported profit before tax to headline operating profit is provided on page 180

5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments

WPP ANNUAL REPORT 2025 146

FINANCIAL STATEMENTS

2. SEGMENT INFORMATION CONTINUED

Other information	Staff costs £m	Depreciation and amortisation[2] £m	Goodwill impairment[3] £m
2025[1]			
Global Integrated Agencies	**6,024**	**335**	**574**
Public Relations	**474**	**17**	**1**
Specialist Agencies	**585**	**34**	**66**
	7,083	**386**	**641**
2024[1]			
Global Integrated Agencies	6,401	331	158
Public Relations	761	35	12
Specialist Agencies	599	35	67
	7,761	401	237
2023			
Global Integrated Agencies	6,491	361	40
Public Relations	821	40	–
Specialist Agencies	825	46	23
	8,137	447	63

Notes

1 During the year ended 31 December 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies, therefore changing the composition of reportable segments reported to the Group's Chief Operating Decision Maker. As required by IFRS 8, the 2024 comparatives have been re-presented. The impact of this change to the composition of reportable segments for the year ended 31 December 2025 for Global Integrated Agencies is a £81 million increase in staff costs, £3 million increase in depreciation and amortisation and no impact on goodwill impairment, with a corresponding decrease in Specialist Agencies. The impact of this change to the composition of reportable segments for the year ended 31 December 2024 for Global Integrated Agencies is a £71 million increase in staff costs, a £4 million increase in depreciation and amortisation and no impact on goodwill impairment, with a corresponding decrease in Specialist Agencies

2 Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets

3 Goodwill impairment is excluded from headline earnings

Contributions by geographical area were as follows:

	2025 £m	2024 £m	2023 £m
Revenue[1]			
North America[2]	**4,966**	5,567	5,528
United Kingdom	**2,055**	2,185	2,155
Western Continental Europe	**2,891**	3,013	3,037
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,638**	3,976	4,125
	13,550	14,741	14,845
Revenue less pass-through costs[1]			
North America[2]	**3,837**	4,394	4,556
United Kingdom	**1,503**	1,588	1,626
Western Continental Europe	**2,143**	2,375	2,411
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,693**	3,002	3,267
	10,176	11,359	11,860
Headline operating profit[1]			
North America[2]	**663**	825	834
United Kingdom	**164**	237	215
Western Continental Europe	**212**	259	258
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**282**	386	443
	1,321	1,707	1,750
Adjusting items within IFRS operating profit	**(939)**	(382)	(1,219)
Financing items	**(290)**	(330)	(255)
Earnings from associates	**39**	36	70
Reported profit before tax	**131**	1,031	346

Notes

1 Interregional transactions have not been separately disclosed as they are not material

2 North America includes the United States with revenue of £4,675 million (2024: £5,203 million, 2023: £5,187 million), revenue less pass-through costs of £3,612 million (2024: £4,115 million, 2023: £4,271 million) and headline operating profit of £616 million (2024: £766 million, 2023: £785 million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 147

FINANCIAL STATEMENTS

2. SEGMENT INFORMATION CONTINUED

	2025 £m	2024 £m
Non-current assets[1]		
North America[2]	**4,094**	4,736
United Kingdom	**1,651**	1,666
Western Continental Europe	**2,398**	2,512
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[3]	**2,393**	2,607
	10,536	11,521

Notes

1 Non-current assets excluding financial derivatives and deferred tax assets

2 North America includes the United States with non-current assets of £3,808 million (2024: £4,427 million)

3 An impairment charge of £72 million was recognised for land and freehold buildings in this geographical area, and within the Global Integrated Agencies operating segment, following a review of the Group's planned usage of its property portfolio. The recoverable amount was determined on a fair value less costs of disposal basis, supported by a third party expert who determined a market price, with reference to similar properties. The impairment charge is excluded from headline earnings. See note 3 to the consolidated financial statements for more details

3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS

	2025 £m	2024 £m	2023 £m
Costs of services	**11,404**	12,290	12,326
General and administrative costs	**1,764**	1,126	1,988
	13,168	13,416	14,314

Costs of services and general and administrative costs include:

	2025 £m	2024 £m	2023 £m
Staff costs (note 5)	**7,083**	7,761	8,137
Establishment costs	**420**	472	516
Media pass-through costs	**2,543**	2,523	2,174
Other costs of services and general and administrative costs[1]	**3,122**	2,660	3,487
	13,168	13,416	14,314

Note

1 Other costs of services and general and administrative costs include £831 million (2024: £859 million, 2023: £811 million) of other pass-through costs

Other costs of services and general and administrative costs include the following significant items:

	2025 £m	2024 £m	2023 £m
Goodwill impairment (note 11)	**641**	237	63
Amortisation and impairment of acquired intangible assets	**61**	93	728
Restructuring and transformation costs	**68**	251	196
Property-related restructuring costs	**127**	26	232
Gains on disposal of investments and subsidiaries	**(6)**	(322)	(7)
Legal provision charges/(gains)	**43**	68	(11)

AMORTISATION AND IMPAIRMENT OF ACQUIRED INTANGIBLE ASSETS

Charges of £61 million (2024: £93 million, 2023: £728 million) relate to ongoing amortisation charges for previously acquired intangible assets. The 2024 charges included an accelerated amortisation charge of £20 million for certain brands that no longer had a useful life due to the creation of Burson. The 2023 charges of £728 million include £650 million of accelerated amortisation charges, predominantly due to the creation of VML in the fourth quarter of 2023.

RESTRUCTURING AND TRANSFORMATION COSTS

Charges of £68 million (2024: £251 million, 2023: £196 million) include £50 million (2024: £90 million, 2023: £113 million) in relation to the Group's IT transformation programme, which includes the rollout of new ERP systems, and £5 million (2024: £144 million, 2023: £73 million) of costs related to the Group's transformation plans.

PROPERTY-RELATED RESTRUCTURING COSTS

Charges of £127 million (2024: £26 million, 2023: £232 million) include £114 million (2024: £3 million, 2023: £185 million) of impairment charges and £13 million (2024: £23 million, 2023: nil) of ongoing property costs related to property impairments recognised in prior years as part of the Group's property requirements review.

The impairment charges include £86 million (2024: £2 million, 2023: £56 million) in relation to property, plant and equipment and £28 million (2024: £1 million, 2023: £129 million) in relation to right-of-use assets. The impairment charges in 2025 for property, plant and equipment include an impairment recognised for land and freehold buildings following a review of the Group's planned usage of its property portfolio.

GAINS ON DISPOSAL OF INVESTMENTS AND SUBSIDIARIES

In 2024, gains on disposal of investments and subsidiaries of £322 million were predominately related to the gain on disposal of FGS Global of £275 million.

LEGAL PROVISION CHARGES/(GAINS)

Charges of £43 million (2024: £68 million, 2023: £11 million gains) have been recognised, with the provision at 31 December 2025 representing management's best estimate of its obligation in relation to certain ongoing legal proceedings and claims that were initially recognised in 2023.

External auditors' remuneration:

	2025 £m	2024 £m	2023 £m
Fees payable to the Company's external auditors for the audit of the Company and Group's annual accounts[1,2]	**22**	22	10
Fees payable for the audit of the Company's subsidiaries[2]	**25**	26	30
Fees payable to the external auditors pursuant to legislation[1,2]	**47**	48	40
Audit-related assurance services[2,3]	**1**	1	1
Other assurance services – PwC	**1**	–	–
Other assurance services – Deloitte	**–**	1	1
Total other fees	**2**	2	2
Total fees	**49**	50	42

Notes

1 The 2024 comparative has been re-presented to include additional fees of £3.8 million that were incurred in 2025 relating to the 2024 audit

2 With effect from 2024, following a competitive tender process, PricewaterhouseCoopers LLP (PwC) was appointed as external auditor of the Company, replacing Deloitte LLP (Deloitte). Fees payable for the audit of the Company and Group's annual accounts, the audit of the Company's subsidiaries, and audit-related services during the years ended 31 December 2025 and 31 December 2024 relate to PwC and for the year ended 31 December 2023 to Deloitte. This includes fees in respect of the audit of internal control over financial reporting

3 Audit-related assurance services are predominantly in respect of the review of the interim financial information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 148

FINANCIAL STATEMENTS

4. EARNINGS FROM ASSOCIATES

	2025 £m	2024 £m	2023 £m
Share of profits of associates (note 13)	**37**	34	25
Dividends received from nil carrying value associates	**2**	2	45
Earnings from associates	**39**	36	70

Earnings from associates was £39 million in 2025 (2024: £36 million, 2023: £70 million). This includes £2 million of non-refundable distributions received from Kantar (2024: £2 million, 2023: £45 million), which are recorded in the income statement given the Group's balance sheet investment in Kantar is nil. The carrying value of the Kantar investment is nil as the share of accumulated losses exceeds the Group's interest in Kantar. No further losses are being recognised, and the Group will only resume recognising its share of profits after its share of profits equals the share of losses not previously recognised.

5. OUR PEOPLE

Our monthly average staff numbers by geographical distribution were as follows:

	2025	2024	2023
North America	**20,384**	22,474	23,562
United Kingdom	**11,052**	11,816	12,457
Western Continental Europe	**21,053**	22,533	23,580
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**50,788**	54,458	55,133
	103,277	111,281	114,732

Their reportable segment distribution was as follows:

	2025	2024[1]	2023
Global Integrated Agencies	**90,084**	95,792	97,838
Public Relations	**5,789**	7,742	8,377
Specialist Agencies	**7,404**	7,747	8,517
	103,277	111,281	114,732

Note

1 2024 balances have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations

At the end of 2025, staff numbers were 98,655 (2024: 108,044, 2023: 114,173).

Staff costs[1] include:

	2025 £m	2024 £m	2023 £m
Wages and salaries	**5,165**	5,622	5,879
Cash-based incentive plans	**106**	242	233
Share-based incentive plans (note 21)	**73**	109	140
Social security costs	**656**	692	715
Pension costs (note 22)	**208**	215	213
Severance	**141**	61	78
Other staff costs	**734**	820	879
	7,083	7,761	8,137

Note

1 Additional staff costs of £13 million (2024: £137 million, 2023: £71 million) are included within Restructuring and transformation costs disclosed in note 3

Compensation for key management personnel includes:

	2025 £m	2024 £m	2023 £m
Short-term employee benefits	**21**	27	28
Pensions and other post-retirement benefits	**1**	1	1
Share-based payments	**13**	19	30
	35	47	59

Key management personnel comprises the Board and the Executive Committee.

6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS

Finance and investment income arise from:

	2025 £m	2024 £m	2023 £m
Financial assets measured at amortised cost	**62**	123	111
Financial assets measured at fair value through profit and loss	**13**	11	13
Other interest income	**3**	3	3
	78	137	127

Finance costs arise from:

	2025 £m	2024 £m	2023 £m
Interest on bank overdrafts, bonds and bank loans	**245**	309	273
Interest expense related to lease liabilities	**98**	98	106
Interest on other long-term employee benefits	**5**	6	6
Net interest expense on pension plans	**4**	4	4
	352	417	389

Revaluation and retranslation of financial instruments include:

	2025 £m	2024 £m	2023 £m
Movements in fair value of derivative financial instruments	**22**	(17)	(3)
Premium on the early repayment of bonds	**–**	(16)	–
Revaluation of investments and other assets held at fair value through profit or loss	**4**	(24)	(21)
Remeasurement of put options over non-controlling interests	**(7)**	(10)	(1)
Revaluation of contingent consideration liabilities	**1**	1	51
Retranslation of financial instruments	**(36)**	16	(19)
Net revaluation and retranslation of financial instrument (loss)/gain	**(16)**	(50)	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 149

FINANCIAL STATEMENTS

7. TAXATION

In 2025, the effective tax rate on profit before taxation was 231.3% (2024: 39.0%, 2023: 43.1%).

The tax charge comprises:

	2025 £m	2024 £m	2023 £m
Corporation tax			
Current year	**354**	466	433
Prior years	**(35)**	(42)	(86)
	319	424	347
Deferred tax			
Current year	**(38)**	6	(197)
Prior years	**22**	(28)	(1)
	(16)	(22)	(198)
Tax charge	**303**	402	149

The tax charge for 2025 includes the Group's assessment of the impact of OECD Pillar Two income taxes, which was insignificant to the tax charge. The IAS 12 exception to recognise deferred tax assets and liabilities related to Pillar Two income taxes has been applied.

The corporation tax credit for prior years in 2025, 2024 and 2023 primarily comprises the movement in provisions for tax uncertainties due to expiry of relevant statutes of limitations and reassessment of existing exposures.

In 2023, the current year deferred tax credit of £197 million reflected the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2025 £m	2024 £m	2023 £m
Profit before taxation	**131**	1,031	346
Tax at the corporation tax rate of 25.0%[1]	**33**	258	81
Tax effect of earnings from associates	**(9)**	(9)	(15)
Irrecoverable withholding taxes	**31**	29	35
Tax effect of items that are not deductible in determining taxable profits	**59**	101	39
Tax effect of non-deductible goodwill impairment	**166**	65	16
Effect of different tax rates in subsidiaries operating in other jurisdictions	**10**	18	42
Origination and reversal of unrecognised temporary differences	**5**	(10)	9
Tax losses not recognised or utilised in the year	**32**	21	44
Utilisation of tax losses not previously recognised	**(12)**	(6)	(15)
Net release of prior year provisions in relation to acquired businesses	**(1)**	–	(4)
Other prior year adjustments	**(12)**	(70)	(83)
Impact of OECD Pillar Two income taxes	**1**	5	–
Tax charge	**303**	402	149
Effective tax rate on profit before tax	**231.3%**	39.0%	43.1%

Note

1 As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 25.0% (2024: 25.0%, 2023: 23.5%)

FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which have been recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters within the next financial year.

TAX RISK MANAGEMENT

The Group looks to maintain open and transparent relationships with the tax authorities and relevant government representatives in the jurisdictions in which the Group operates. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision-making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. (LOSS)/EARNINGS PER SHARE ("EPS")

BASIC EPS

The calculation of basic EPS is as follows:

	2025	2024	2023
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	**(215)**	542	110
Weighted average number of shares used in basic EPS calculation (million)	**1,076**	1,077	1,072
Basic EPS	**(20.0p)**	50.3p	10.3p

DILUTED EPS

The calculation of diluted EPS is as follows:

	2025	2024	2023
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	**(215)**	542	110
Weighted average number of shares used in diluted EPS calculation (million)[1]	**1,076**	1,097	1,094
Diluted EPS	**(20.0p)**	49.4p	10.1p

Note

1 The weighted average number of shares used in the basic EPS calculation for 2025 has also been used for the diluted EPS calculation due to the anti-dilutive effect of the weighted average number of shares calculated for the diluted EPS calculation

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2025 m	2024 m	2023 m
Weighted average number of shares used in basic EPS calculation	**1,076**	1,077	1,072
Dilutive share options outstanding	**–**	–	1
Other potentially issuable shares	**–**	20	21
Weighted average number of shares used in diluted EPS calculation	**1,076**	1,097	1,094

At 31 December 2025, options to purchase 29 million ordinary shares (2024: 28 million, 2023: 25 million) were outstanding, but were excluded from the computation of diluted earnings per share because the effect was anti-dilutive or the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

At 31 December 2025 there were 1,091,394,251 (2024: 1,091,394,251, 2023: 1,141,513,196) ordinary shares in issue, including 12,591,893 treasury shares (2024: 12,591,893, 2023: 66,675,497).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 150

FINANCIAL STATEMENTS

9. ANALYSIS OF CASH FLOWS

The following tables analyse the net cash inflow from operating activities presented within the main cash flow statement.

Net cash inflow from operating activities:

	2025 £m	2024 £m	2023 £m
(Loss)/profit for the year	**(172)**	629	197
Taxation	**303**	402	149
Revaluation and retranslation of financial instruments	**16**	50	(7)
Finance costs	**352**	417	389
Finance and investment income	**(78)**	(137)	(127)
Earnings from associates	**(39)**	(36)	(70)
Operating profit	**382**	1,325	531
Adjustments for:			
Non-cash share-based incentive plans (including share options)	**73**	109	140
Depreciation of property, plant and equipment	**142**	156	165
Depreciation of right-of-use assets	**201**	213	257
Goodwill impairment	**641**	237	63
Property-related impairment charges	**114**	3	185
Other impairment charges	**5**	26	18
Amortisation and impairment of acquired intangible assets	**61**	93	728
Amortisation of other intangible assets	**43**	32	25
Gains on disposal of investments and subsidiaries	**(6)**	(322)	(7)
Gains on disposal of property, plant and equipment	**–**	(7)	–
Other transaction costs	**–**	10	–
Operating cash flow before movement in working capital and provisions	**1,656**	1,875	2,105
Decrease in trade receivables and accrued income	**307**	309	232
(Decrease)/increase in trade payables	**(390)**	31	(238)
(Increase)/decrease in other receivables	**(108)**	16	125
Decrease in other payables	**(110)**	(240)	(445)
Increase in provisions	**10**	69	66
Cash generated by operations	**1,365**	2,060	1,845
Corporation and overseas tax paid	**(398)**	(392)	(395)
Interest paid on lease liabilities	**(95)**	(95)	(103)
Other interest and similar charges paid	**(282)**	(306)	(275)
Interest received	**97**	109	116
Investment income	**13**	11	13
Dividends from associates	**45**	31	43
Contingent consideration liability payments recognised in operating activities[1]	**(21)**	(10)	(6)
Net cash inflow from operating activities	**724**	1,408	1,238

Note

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities

Acquisitions and disposals:

	2025 £m	2024 £m	2023 £m
Initial cash consideration	**(133)**	(47)	(227)
Cash and cash equivalents acquired	**1**	14	23
Contingent consideration payments recognised in investing activities[1]	**(44)**	(87)	(53)
Purchase of other investments (including associates)	**(7)**	(33)	(10)
Acquisitions	**(183)**	(153)	(267)
Proceeds on disposal of investments and subsidiaries[2]	**15**	646	100
Cash and cash equivalents disposed	**(1)**	(93)	(1)
Disposals of investments and subsidiaries	**14**	553	99
Cash consideration received from non-controlling interests	**-**	–	46
Cash consideration for purchase of non-controlling interests	**(8)**	(87)	(16)
Cash consideration (for)/from non-controlling interests[3]	**(8)**	(87)	30
Net acquisition payments and disposal proceeds	**(177)**	313	(138)

Notes

1 Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities

2 Proceeds on disposal of investments and subsidiaries include return of capital from investments in associates

3 Cash consideration for/from non-controlling interests is included within financing activities

Share repurchases and buybacks:

	2025 £m	2024 £m	2023 £m
Purchase of own shares by ESOP trusts	**(97)**	(82)	(54)
Net cash outflow	**(97)**	(82)	(54)

10. LEASES

The movements in 2025 and 2024 were as follows:

Right-of-use assets	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2024	**1,309**	**73**	**1,382**
Additions	334	24	358
Disposals	(82)	(21)	(103)
Depreciation of right-of-use assets	(197)	(16)	(213)
Impairment charges included within restructuring costs	(1)	–	(1)
Exchange adjustments	(35)	(3)	(38)
31 December 2024	**1,328**	**57**	**1,385**
Additions	187	12	199
Disposals	(42)	(4)	(46)
Depreciation of right-of-use assets	(186)	(15)	(201)
Impairment charges included within restructuring costs	(28)	–	(28)
Exchange adjustments	5	3	8
31 December 2025	**1,264**	**53**	**1,317**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 151

FINANCIAL STATEMENTS

10. LEASES CONTINUED

The movements in 2025 and 2024 were as follows:

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2024	2,078	76	2,154
Additions	291	16	307
Interest expense related to lease liabilities	95	3	98
Disposals	(105)	(21)	(126)
Repayment of lease liabilities (including interest)	(359)	(18)	(377)
Exchange adjustments	(33)	(3)	(36)
31 December 2024	1,967	53	2,020
Additions	180	12	192
Interest expense related to lease liabilities	96	2	98
Disposals	(56)	(3)	(59)
Repayment of lease liabilities (including interest)	(321)	(16)	(337)
Exchange adjustments	(21)	3	(18)
31 December 2025	**1,845**	**51**	**1,896**

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2025 £m	2024 £m	2023 £m
Depreciation of right-of-use assets:			
Land and buildings	**(186)**	(197)	(236)
Plant and machinery	**(15)**	(16)	(21)
Impairment charges	**(28)**	(1)	(129)
Short-term lease expense	**(16)**	(21)	(22)
Low-value lease expense	**(2)**	(2)	(3)
Variable lease expense	**(39)**	(48)	(45)
Sublease income	**20**	20	17
Charge to operating profit	**(266)**	(265)	(439)
Interest expense related to lease liabilities	**(98)**	(98)	(106)
Charge to profit before taxation for leases	**(364)**	(363)	(545)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2025 and 2024 were as follows:

	2025 £m	2024 £m
Within one year	**325**	353
Between one and two years	**294**	307
Between two and three years	**265**	281
Between three and four years	**241**	256
Between four and five years	**202**	235
Over five years	**1,124**	1,260
	2,451	2,692
Effect of discounting	**(555)**	(672)
Lease liability at end of year	**1,896**	2,020
Short-term lease liability	**223**	240
Long-term lease liability	**1,673**	1,780

The total committed undiscounted future cash flows for leases not yet commenced at 31 December 2025 is £70 million (2024: £114 million).

The Group subleases certain properties, which are treated as finance subleases when the arrangement transfers substantially all the risks and rewards of ownership of the asset. At 31 December 2025, the net investment in sublease balance of £54 million is recognised within other receivables (2024: £59 million).

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

11. INTANGIBLE ASSETS

GOODWILL

The movements in 2025 and 2024 were as follows:

	£m
Cost	
1 January 2024	11,979
Additions[1]	27
Disposals	(466)
Exchange adjustments	(146)
31 December 2024	11,394
Additions[1]	91
Disposals	–
Exchange adjustments	(217)
31 December 2025	**11,268**

Accumulated impairment losses	
1 January 2024	3,590
Impairment losses for the year	237
Exchange adjustments	(43)
31 December 2024	3,784
Impairment losses for the year	641
Exchange adjustments	(103)
December 31, 2025	**4,322**

Net book value	
31 December 2025	**6,946**
31 December 2024	7,610
1 January 2024	8,389

Note

1 Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 'Business Combinations'. The effect of such revisions was not material in either year presented

OTHER INTANGIBLE ASSETS

The movements in 2025 and 2024 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Internally generated intangibles and other[2] £m	Total £m
Cost				
1 January 2024	472	1,814	280	2,566
Additions	–	–	47	47
Disposals and derecognition	(2)	(820)	(38)	(860)
Acquisitions	–	17	–	17
Other movements[1]	–	14	6	20
Exchange adjustments	(1)	(12)	–	(13)
31 December 2024	469	1,013	295	1,777
Additions	–	–	95	95
Disposals and derecognition	–	(234)	(34)	(268)
Acquisitions	–	32	–	32
Exchange adjustments	(17)	(19)	(8)	(44)
31 December 2025	**452**	**792**	**348**	**1,592**

Notes

1 Other movements in acquired intangibles include revisions to fair value adjustments that are not material arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 'Business Combinations'

2 Other intangible assets are primarily comprised of purchased software

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 152

FINANCIAL STATEMENTS

11. INTANGIBLE ASSETS CONTINUED

	Brands with an indefinite useful life £m	Acquired intangibles £m	Internally generated intangibles and other[2] £m	Total £m
Accumulated amortisation and impairment				
1 January 2024	60	1,470	186	1,716
Charge for the year	–	93	32	125
Other movements[1]	–	–	1	1
Disposals and derecognition	–	(759)	(37)	(796)
Exchange adjustments	–	(7)	1	(6)
31 December 2024	60	797	183	1,040
Charge for the year	–	61	43	104
Other movements[1]	–	–	8	8
Disposals and derecognition	–	(234)	(34)	(268)
Exchange adjustments	(3)	(17)	(6)	(26)
31 December 2025	**57**	**607**	**194**	**858**
Net book value				
31 December 2025	**395**	**185**	**154**	**734**
31 December 2024	409	216	112	737
1 January 2024	412	344	94	850

Notes

1 Other movements in acquired intangibles include revisions to fair value adjustments that are not material arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 'Business Combinations'

2 Other intangible assets are primarily comprised of purchased software

Acquired intangible assets at net book value at 31 December 2025 include brand names of £60 million (2024: £83 million), customer-related intangibles of £33 million (2024: £50 million) and other assets (including proprietary tools) of £92 million (2024: £83 million).

Goodwill and other relevant assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (CGUs). The determination of the Group's CGUs is primarily aligned with its operating segments. If cash flows from assets within one operating segment are largely independent of the cash flows from other assets in the same operating segment, multiple CGUs are identified within that operating segment. Goodwill is tested for impairment at the individual CGU or a group of CGUs where that is the lowest level at which goodwill is monitored by management and this level is not larger than an operating segment.

CGUs with significant goodwill and brands with an indefinite useful life at 31 December are:

	Goodwill[1]		Brands with an indefinite useful life	
	2025 £m	2024 £m	**2025 £m**	2024 £m
WPP Media	**3,308**	3,200	**–**	–
VML	**1,873**	1,905	**–**	–
Ogilvy[3]	**617**	795	**206**	212
Burson	**718**	746	**106**	111
Hill & Knowlton[4]	**–**	–	**32**	33
AKQA[2]	**87**	435	**–**	–
Landor	**70**	89	**51**	53
Other	**273**	440	**–**	–
	6,946	7,610	**395**	409

Notes

1 Certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs tested for impairment. The most significant realignments are detailed below

2 Following the announcement to separate AKQA and Grey (previously the AKQA Group) in the second quarter of 2025, goodwill was reallocated to the separate AKQA and Grey CGUs

3 Following the announcement to merge Grey into the Ogilvy CGU in the second quarter of 2025, goodwill for these businesses was combined within the Ogilvy CGU effective 1 July 2025, when the merger formally completed. At 30 June 2025, Grey and Ogilvy were separate CGUs with goodwill of £156 million and £834 million respectively

4 Following the announcement to merge BCW and Hill & Knowlton in January 2024, goodwill for these businesses was combined within the Burson CGU effective 1 July 2024, when the merger formally completed. Indefinite lived brands associated with Hill & Knowlton and Burson continued to be identified in separate CGUs during 2025

'Other' represents goodwill on a number of CGUs, none of which contain goodwill that is individually material in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group's accounting policy for intangible assets.

IMPAIRMENT ASSESSMENT PROCESS

Due to the significant number of CGUs across the Group, the goodwill impairment testing was performed in two steps. In the first step, a discounted cash flow was used to determine the value in use (VIU) for each CGU using conservative cash flow projections to 2029, 1.0% growth rate thereafter (2024: nil) and a conservative pre-tax discount rate of 13.9% (2024: 13.3%). The pre-tax discount rate of 13.9% was above the rate calculated for the global networks of 12.9% (2024: 12.3%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the greater of 13.9% or 100 basis points above the regional discount rate was used in the first step.

The VIU for each CGU was then compared to the carrying amount, which includes goodwill, intangible assets and other relevant assets. CGUs where the VIU exceeded the carrying amount were not considered to be impaired. Those CGUs where the VIU did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2024: 2.0%). If the higher of the fair value less costs of disposal (FVLCD) or VIU using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

In 2025, FVLCD was used for all CGUs with a significant carrying amount of goodwill other than WPP Media, which was valued on a VIU basis. All brands with an indefinite useful life were valued on a VIU basis other than Landor, which was valued on a FVLCD basis. In 2024, VIU was used for all CGUs with significant carrying amounts of goodwill or brands with an indefinite useful life other than AKQA Group and Landor, which were valued on a FVLCD basis.

The assumptions used for estimating cash flow projections in the Group's impairment testing include forecasted revenue less pass-through costs, operating margins, long-term growth rate and discount rates. The assumptions take into account the business's expectations for the projection period. These expectations consider the macro economic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the business, such as business strategy and client mix.

The discount rates were determined with the support of a third-party expert, which included benchmarking against other comparable companies. The pre-tax discount rate applied to the pre-tax cash flow projections for the CGUs that operate globally was 12.9% (2024: 12.3%). The pre-tax discount rates applied to the CGUs that have more regional-specific operations ranged from 12.0% (2024: 11.5%) to 18.5% (2024: 18.4%). For CGUs with significant carrying value where the FVLCD method was used in 2025, post-tax discount rates ranging from 10.25% to 11.75% (2024: 10.5%) were applied to post-tax cash flows.

The long-term growth rate is derived from management's best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends, as well as the support of a third-party expert. For the 2025 annual impairment review, the Group has assumed a long-term growth rate of 2.0% (2024: 2.0%) for CGUs using both FVLCD and VIU methods. Management is satisfied with the reasonableness of the long-term growth rate when compared against independent market-growth projections and long-term country inflation rates.

The recoverable amount for CGUs assessed under the FVLCD method was calculated using a discounted cash flow approach, for a projection period up to five years, adjusted to reflect a market participant's perspective. Assumptions used include, but are not limited to, forecasted revenue less pass-through costs and operating margins, long-term growth rates and post-tax discount rate, and have been determined using the same approach described above for VIU, adjusted as required for FVLCD. These assumptions are considered level 3 in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 153

FINANCIAL STATEMENTS

11. INTANGIBLE ASSETS CONTINUED

IMPAIRMENT CHARGES

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment review is undertaken annually on 30 September.

In 2025, goodwill impairment charges of £641 million were recognised. This primarily relates to the Ogilvy (£393 million), AKQA (£123 million) and Grey (£58 million) CGUs, all of which are within the Global Integrated Agencies reportable segment. After their separation, AKQA and Grey were tested separately for impairment at 30 June 2025. Grey was then integrated and assessed as part of the wider Ogilvy CGU in the second half of 2025. AKQA remains a separate CGU.

In 2024, the £237 million goodwill impairment charge primarily related to the previous AKQA Group CGU (£158 million).

The £393 million impairment to the Ogilvy CGU, including Grey, recognised in the second half of 2025 reflects weaker trading performance compared with prior expectations. The downturn in trading was caused by macro economic pressures and uncertainty, partly driven by the introduction of new global tariffs during the year that weighed on client spending. The second half of 2025 saw a more severe than previously anticipated decline in client discretionary spend which impacted project win rates and the level of net new business.

The factors described above also led to an impairment of £123 million of the AKQA CGU, of which £58 million was recognised in the first half of 2025. The incremental £65 million recognised in the second half of 2025 reflected a further continuation of these factors along with a specific global client loss.

The recoverable amounts of the Ogilvy and AKQA CGUs are £948 million and £111 million, respectively. The recoverable amounts for Ogilvy and AKQA were calculated on a FVLCD basis, determined using a discounted cash flow approach with future cash flows based upon a projection period of five years. Post-tax discount rates of 11.75% (2024: 10.5%) and 10.75% (2024: 10.5%) were applied to determine the Ogilvy and AKQA recoverable amounts, respectively. Cash flows beyond the projection period are based on a long-term growth rate of 2.0% (2024: 2.0%). These key inputs are considered level 3 in the fair value hierarchy.

The determination of the recoverable amounts for Ogilvy and AKQA in the 2025 impairment assessment incorporates certain assumptions, some of which are subject to considerable uncertainty. These assumptions include, but are not limited to, forecasted revenue less pass-through costs and operating margins, long-term growth rates and post-tax discount rate.

The key inputs, which are considered level 3 in the fair value hierarchy, used in determining the recoverable amount were determined as follows:

- Long-term growth rate, aligned to the Group's expected long-term growth.
- Forecasted revenue less pass-through costs and operating margins for five years, based on values determined by the Group's budgeting and strategic planning process, adjusted to reflect a market participant's perspective, and representing operating margins broadly aligned to recent historical levels given weaker performance in 2025.
- Discount rate, calculated based on the Group's estimated weighted average cost of capital, with reference to the Group's long-term average cost of debt and estimated cost of equity, which is derived with reference to external sources of information and the Group's target gearing ratio, adjusted for specific risk factors relevant to the CGU.

The impairment charges for both AKQA and Ogilvy are sensitive to changes in long-term operating margins. The charge for Ogilvy is also sensitive to changes in revenue less pass-through costs growth rates, discount rate and long-term growth rate. If long-term operating margins in future periods were two percentage points lower than current expectations, additional goodwill impairment charges of £105 million for Ogilvy and £22 million for AKQA would be recognised.

For Ogilvy, if revenue less pass-through costs growth rates in future periods were reduced by one percentage point, with a corresponding impact on operating margins being reflected, an additional impairment charge of £54 million would be recognised. If the Ogilvy discount rate was one percentage point higher, an additional goodwill impairment charge of £77 million would be recognised. If the Ogilvy long-term growth rate decreased from 2.0% to 1.0%, an additional impairment charge of £57 million would be recognised.

Other than described above, there are no CGUs or goodwill balances, including all other CGUs impaired in the year, for which a reasonably possible change in key assumptions would lead to a further significant impairment charge or for a CGU's recoverable amount to be equal to its carrying amount.

12. PROPERTY, PLANT AND EQUIPMENT

The movements in 2025 and 2024 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost						
1 January 2024	12	34	1,061	119	390	1,616
Additions	–	2	69	15	76	162
Disposals and derecognition	(3)	(4)	(158)	(58)	(83)	(306)
Reclassification	(64)	64	–	–	–	–
Exchange adjustments	91	48	(11)	(7)	4	125
31 December 2024	36	144	961	69	387	1,597
Additions	–	3	29	16	43	91
Disposals and derecognition	(1)	(9)	(64)	(30)	(89)	(193)
Exchange adjustments	(8)	(11)	(29)	6	(6)	(48)
31 December 2025	**27**	**127**	**897**	**61**	**335**	**1,447**
Accumulated depreciation and impairment						
1 January 2024	–	3	480	45	260	788
Charge for the year	–	1	65	23	67	156
Impairment charges included within restructuring costs	–	–	2	–	–	2
Disposals and derecognition	–	(2)	(120)	(52)	(80)	(254)
Exchange adjustments	–	–	15	(9)	(10)	(4)
31 December 2024	–	2	442	7	237	688
Charge for the year	–	–	60	19	63	142
Impairment charges included within restructuring costs	12	60	13	–	1	86
Disposals and derecognition	–	(4)	(54)	(27)	(88)	(173)
Exchange adjustments	–	–	(17)	1	(4)	(20)
31 December 2025	**12**	**58**	**444**	**–**	**209**	**723**
Net book value						
31 December 2025	**15**	**69**	**453**	**61**	**126**	**724**
31 December 2024	36	142	519	62	150	909
1 January 2024	12	31	581	74	130	828

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 154

FINANCIAL STATEMENTS

12. PROPERTY, PLANT AND EQUIPMENT CONTINUED

At 31 December 2025, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £33 million (2024: £14 million).

13. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS

The movements in 2025 and 2024 were as follows:

	Interests in associates £m	Other investments £m
1 January 2024	287	333
Additions	–	24
Share of profits of associates	34	–
Dividends	(29)	–
Other movements[1]	3	62
Exchange adjustments	(9)	–
Disposals	(10)	–
Revaluation of other investments through profit or loss	–	(14)
Revaluation of other investments through other comprehensive income	–	(7)
Impairment charges	(23)	–
31 December 2024	253	398
Additions	3	9
Share of profits of associates	37	–
Dividends	(43)	–
Other movements	(1)	(8)
Exchange adjustments	(10)	(15)
Disposals	(3)	–
Revaluation of other investments through profit or loss	–	4
Revaluation of other investments through other comprehensive income	–	(54)
Impairment charges	(5)	–
31 December 2025	**231**	**334**

Note

1 Other movements in 2024 predominantly relates to a not material reclassification of investment funds from 'Trade and other receivables' to 'Other investments'

Interests in joint ventures are not material and none of the Group's associates are individually material at 31 December 2025.

The investments included above as 'Other investments' predominantly represent investments in equity securities that present the Group with the opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices at the balance sheet date. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of the latest funding rounds or other external sources where required.

The carrying values of the Group's associates are reviewed for impairment in accordance with the Group's accounting policies.

AGGREGATE INFORMATION OF ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL

The following table presents a summary of the aggregate financial performance of the Group's associates.

	2025 £m	2024 £m	2023 £m
Earnings from associates (note 4)	**39**	36	70
Share of other comprehensive loss of associates	**–**	–	(1)
Share of total comprehensive earnings of associates	**39**	36	69

The application of equity accounting is ordinarily discontinued when the investment is reduced to nil and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At 31 December 2025, share of losses of £79 million (2024: £57 million, 2023: £30 million) for the US and £230 million (2024: £196 million, 2023: £138 million) for the Rest of World have not been recognised in relation to Kantar, as the investment was reduced to nil in 2022.

14. DEFERRED TAX

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models, where appropriate, to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 155

FINANCIAL STATEMENTS

14. DEFERRED TAX CONTINUED

The following is the analysis of the deferred tax balances:

2025	Gross £m	Offset of balances arising from a single transaction[1] £m	Gross balances before offset within countries £m	Offset within countries £m	**As reported £m**
Deferred tax assets	610	(67)	543	(251)	**292**
Deferred tax liabilities	(464)	67	(397)	251	**(146)**
	146	–	146	–	**146**

2024	Gross £m	Offset of balances arising from a single transaction[1] £m	Gross balances before offset within countries £m	Offset within countries £m	As reported £m
Deferred tax assets	661	(93)	568	(245)	323
Deferred tax liabilities	(480)	93	(387)	245	(142)
	181	–	181	–	181

Note

1 The Group has applied deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group's balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group's balance sheet

The following are the movements in the gross deferred tax assets before offset within countries recognised by the Group in 2025 and 2024:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Plant and equipment £m	Property £m	Tax losses and credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2024	65	132	50	36	56	104	35	107	5	590
(Charge)/credit to income	(10)	(15)	2	(3)	(12)	35	(2)	(5)	6	(4)
Credit to other comprehensive income	–	–	2	–	–	–	–	–	–	2
Credit to equity	–	–	–	–	–	–	1	–	–	1
Disposal of subsidiaries	(2)	(1)	–	–	–	–	(2)	–	–	(5)
Exchange differences and other movements	(2)	(2)	(2)	(1)	4	–	–	(13)	–	(16)
31 December 2024	51	114	52	32	48	139	32	89	11	568
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	(1)	(1)
(Charge)/credit to income	(17)	37	(3)	(7)	8	(5)	(19)	(5)	16	5
Credit to other comprehensive income	–	–	–	–	–	–	–	–	–	–
Charge to equity	–	–	–	–	–	–	(2)	–	–	(2)
Exchange differences and other movements	(5)	(2)	(2)	–	19	(8)	(1)	(16)	(12)	(27)
31 December 2025	**29**	**149**	**47**	**25**	**75**	**126**	**10**	**68**	**14**	**543**

Other temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2025, the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.

Included in the table above is a deferred tax asset that has arisen in the UK in respect of tax losses of £74m (2024: £76m).

The recoverability of this UK deferred tax asset has been assessed by considering underlying 2025 taxable profits and extended thereafter using a number of different modelling scenarios which all led the Group to conclude that it is probable that sufficient taxable profits will arise in the UK to utilise the losses and the deferred tax asset. This included conservatively modelling flat taxable profits which concluded that the deferred tax asset could be recovered within nine years (2024: six years). As a result the deferred tax asset has been recognised in full.

If future taxable profits were lower than modelled, the period over which the deferred tax asset could be recovered would extend. A reduction in UK taxable profits of approximately 10% could increase the recoverability period by a further one year. As UK tax losses can be carried forward indefinitely, there is no expectation that there will be a material write-down of the carrying value of the deferred tax asset.

The recoverability of the deferred tax asset could be affected by future changes in tax legislation. However, no changes that would impact the utilisation of UK tax losses have been substantively enacted at the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 156

FINANCIAL STATEMENTS

14. DEFERRED TAX CONTINUED

In addition, the Group has recognised the following movements in the gross deferred tax liabilities before offset within countries in 2025 and 2024:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Plant and equipment £m	Other temporary differences £m	Total £m
1 January 2024	195	19	181	22	28	445
Acquisition of subsidiaries	8	–	–	–	–	8
(Credit)/charge to income	(28)	(6)	8	7	(7)	(26)
Disposal of subsidiaries	(15)	–	(18)	(1)	–	(34)
Exchange differences and other movements	–	1	3	(12)	2	(6)
31 December 2024	160	14	174	16	23	387
Acquisition of subsidiaries	8	–	–	–	–	8
(Credit)/charge to income	(16)	–	8	(2)	(1)	(11)
Disposal of subsidiaries	–	–	–	–	–	–
Exchange differences and other movements	(5)	(1)	12	10	(3)	13
31 December 2025	**147**	**13**	**194**	**24**	**19**	**397**

Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2025 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.

At the balance sheet date, the Group has deductible temporary differences of £10,456 million (2024: £10,040 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,143 million (2024: £2,313 million) of such deductible temporary differences. No deferred tax asset has been recognised in respect of the remaining £8,313 million (2024: £7,727 million) of deductible temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £1,501 million (2024: £77 million) that will expire within one to ten years, and £6,685 million (2024: £7,568 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,243 million (2024: £1,286 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

15. TRADE AND OTHER RECEIVABLES

The following are included in trade and other receivables:

Amounts to be realised within one year	2025 £m	2024 £m
Trade receivables (net of loss allowance)	**6,089**	6,487
Unbilled costs	**189**	238
VAT and sales taxes recoverable	**380**	323
Prepayments	**205**	221
Fair value of derivatives	**3**	1
Other receivables[1]	**413**	452
	7,279	7,722

Note

1 This balance does not include any individually material items

The ageing of trade receivables by due date is as follows:

2025	Carrying amount at 31 December £m	Not past due £m	Days past due: 0–30 days £m	31–90 days £m	91–180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	6,124	5,365	494	157	42	16	50
Expected credit losses	(35)	(1)	–	–	(3)	(10)	(21)
	6,089	**5,364**	**494**	**157**	**39**	**6**	**29**

2024	Carrying amount at 31 December £m	Not past due £m	Days past due: 0–30 days £m	31–90 days £m	91–180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	6,522	5,672	572	155	58	23	42
Expected credit losses	(35)	(1)	–	–	(2)	(9)	(23)
	6,487	5,671	572	155	56	14	19

The expected credit loss is equivalent to 0.6% (2024: 0.5%) of gross trade receivables. Expected credit losses on unbilled costs and other receivables were not material for the years presented. The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Amounts to be realised after more than one year	2025 £m	2024 £m
Fair value of derivatives	**77**	4
Other receivables and prepayments[1]	**195**	170
	272	174

Note

1 This balance does not include any individually material items

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 157

FINANCIAL STATEMENTS

16. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in trade and other payables falling due within one year:

	2025 £m	2024 £m
Trade payables	**10,067**	10,637
Deferred income and customer advances[1]	**955**	1,160
Contingent consideration liabilities	**46**	57
Deferred consideration liabilities	**45**	10
Liabilities in respect of put option agreements with vendors	**24**	1
Fair value of derivatives	**4**	32
Other payables and accruals[2]	**2,268**	2,319
	13,409	14,216

Notes

1 Deferred income and customer advances, that was previously presented separately on the balance sheet, is included within Trade and other payables. The prior year comparative has been re-presented to include deferred income and customer advances

2 This balance includes media rebates, staff costs, interest payable, indirect taxes payable and other individually not material items

The Group considers that the carrying amount of trade and other payables approximates their fair value.

17. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in trade and other payables falling due after more than one year:

	2025 £m	2024 £m
Contingent consideration liabilities	**20**	76
Deferred consideration liabilities	**87**	–
Liabilities in respect of put option agreements with vendors	**58**	66
Fair value of derivatives	**1**	25
Other payables and accruals	**42**	62
	208	229

The Group considers that the carrying amount of trade and other payables approximates their fair value. The Group's approach to contingent consideration liabilities is further described in note 23.

18. CASH AND CASH EQUIVALENTS

	2025 £m	2024 £m
Cash at bank and deposits	**2,226**	1,983
Money market funds	**468**	655
Cash and cash equivalents as presented in the consolidated balance sheet	**2,694**	2,638
Bank overdrafts	**(168)**	(171)
Cash and cash equivalents as presented in the consolidated cash flow statement	**2,526**	2,467

Money market funds are held at fair value through profit and loss. Cash at bank and deposits are held at amortised cost and the carrying value approximates the fair value.

The Group operates in a number of territories where there are regulatory restrictions. As a result, £49 million (2024: £38 million) of cash included in cash and cash equivalents is restricted for use by the Group, yet is available for use in the relevant subsidiary's day-to-day operations.

19. BORROWINGS

	2025 £m	2024 £m
Current		
Bonds	**654**	413
Bank overdrafts	**168**	171
Total current borrowings	**822**	584
Non-current		
Bonds	**4,114**	3,744
Total borrowings	**4,936**	4,328

The Group estimates that the fair value of bonds is £4,595 million at 31 December 2025 (2024: £3,964 million). The fair values of the bonds are based on quoted market prices and are within level 1 of the fair value hierarchy.

The carrying amount of the Group's other financial liabilities held at amortised cost approximate to their fair value.

BONDS

US$ bonds At 31 December 2025, the Group had in issue $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds At 31 December 2025, the Group had in issue €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, €550 million of 4.125% bonds due May 2028, €351 million of 3.625% bonds due September 2029, €600 million of 1.625% bonds due March 2030, €1,000 million of 3.625% bonds due June 2031 (issued in December 2025), and €500 million of 4% bonds due September 2033. In March 2025, €500 million of 1.375% bonds were repaid.

Sterling bonds At 31 December 2025, the Group had in issue £250 million of 3.75% bonds due May 2032 and £380 million of 2.875% bonds due September 2046.

REVOLVING CREDIT FACILITY

The Group has a five-year Revolving Credit Facility of $2.5 billion (2024: $2.5 billion) which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025 (2024: undrawn).

COMMERCIAL PAPER PROGRAMMES

The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2025 was $630 million (2024: $194 million) at an average interest rate of 4.62% (2024: 5.36%) inclusive of margin. The average Euro commercial paper in issue in 2025 was £298 million (2024: nil) at an average interest rate of 2.25% inclusive of margin and inclusive of the effect of currency swaps, where applicable. There were no US or Euro commercial paper outstanding at 31 December 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 158

FINANCIAL STATEMENTS

19. BORROWINGS CONTINUED

ANALYSIS OF CHANGE IN FINANCING ACTIVITIES (INCLUSIVE OF LEASES)

The table below details changes arising from financing activities, including both cash and non-cash changes.

2025	Opening balance £m	Cash flow £m	Acquisition and disposal of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings[1]	4,157	456	–	147	8	4,768
Derivatives (notes 15, 16 and 17)	52	(26)	–	(94)	(7)	(75)
Lease liabilities (note 10)[2]	2,020	(337)	2	(18)	229	1,896
Liabilities from financing activities	**6,229**	**93**	**2**	**35**	**230**	**6,589**
Cash and cash equivalents (note 18)[3]	(2,638)	(262)	1	20	185	(2,694)
Bank overdrafts	171	18	–	(21)	–	168
	3,762	**(151)**	**3**	**34**	**415**	**4,063**

2024	Opening balance £m	Cash flow £m	Acquisition and disposal of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings[1]	4,363	(27)	–	(163)	(16)	4,157
Derivatives (notes 15, 16 and 17)	(31)	(14)	–	60	37	52
Lease liabilities (note 10)[2]	2,154	(377)	–	(36)	279	2,020
Liabilities from financing activities	6,486	(418)	–	(139)	300	6,229
Cash and cash equivalents (note 18)[3]	(2,218)	(801)	79	105	197	(2,638)
Bank overdrafts	358	(172)	–	(15)	–	171
	4,626	(1,391)	79	(49)	497	3,762

Notes

1 Borrowings as presented in this table includes bonds and excludes bank overdrafts. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs

2 Repayment of lease liabilities includes £95 million (2024: £95 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 9). Interest and other within lease liabilities comprises interest on leases, lease liability additions and disposals (note 10)

3 Cash flow includes £185 million (2024: £197 million) of net cash interest paid recognised within net cash inflow from operating activities (note 9). The prior year table has been re-presented to show net interest paid and interest expense separately

20. PROVISIONS FOR LIABILITIES AND CHARGES

The movements in 2025 and 2024 were as follows:

	Employee benefits £m	Property £m	Legal £m	Other £m	Total £m
1 January 2024	153	99	35	18	305
Charged to the income statement	14	12	102	1	129
Utilised	(33)	(17)	–	–	(50)
Released to the income statement	–	(12)	(6)	(12)	(30)
Other movements	28	(10)	–	–	18
Exchange adjustments	2	(1)	1	1	3
31 December 2024	164	71	132	8	375
Charged to the income statement	4	14	49	2	69
Utilised	(32)	(18)	–	–	(50)
Released to the income statement	–	(10)	(2)	–	(12)
Other movements	21	(3)	(25)	(2)	(9)
Exchange adjustments	(11)	(2)	(1)	–	(14)
31 December 2025	**146**	**52**	**153**	**8**	**359**

	2025 £m	2024 £m
Current	**160**	143
Non-current	**199**	232
	359	375

Employee benefits relate to employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee entitlements in the US. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Group.

Property provisions relate primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with IFRS 16 'Leases', however they do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to occur in conjunction with the profile of the leases to which they relate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 159

FINANCIAL STATEMENTS

20. PROVISIONS FOR LIABILITIES AND CHARGES CONTINUED

Legal provisions of £153 million (2024: £132 million) relate to certain ongoing legal proceedings and claims, which from time to time the Company and its subsidiaries are parties to, which arise in the ordinary course of business. The £49 million (2024: £102 million) charged to the income statement includes the £43 million charge (2024: £68 million charge) described in note 3 and other not material items. The Group expects £142 million of the provision to be settled in less than one year, with £11 million of the provision to be settled in more than one year. The Directors do not consider that there is a significant risk of any material additional charges or credits in respect of these matters within the next financial year, beyond the amounts already provided.

Other provisions include various items that are not material and do not fall within the Group's categories of provisions above.

21. SHARE-BASED PAYMENTS

Charges for share-based incentive plans were as follows:

	2025 £m	2024 £m	2023 £m
Share-based payments	**73**	109	140

Share-based payments comprise charges for stock options of £5 million (2024: £6 million, 2023: £5 million) and restricted stock awards to employees of the Group of £68 million (2024: £103 million, 2023: £135 million).

RESTRICTED STOCK PLANS

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's Employee Share Ownership Plan (ESOP) trusts. The most significant current schemes are as follows:

EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vesting date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.

The 2023, 2024 and 2025 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

BONUS-RELATED SHARE AWARDS

The Group grants bonuses to key executives in the form of share awards under the Executive Share Award (ESA), Performance Share Awards (PSA) or Short-term Incentive Plan (STIP) plans which are all conditional stock awards made from annual bonus pools. The awards are dependent upon annual performance targets, typically based on one or more of: revenue less pass-through costs, operating profit and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

LEADERSHIP SHARE AWARDS

WPP Leadership Share Awards are conditional stock awards made to around 1,800 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.

VALUATION METHODOLOGY

For all of the above schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. Market price on any given day is obtained from external, publicly available sources.

MARKET/NON-MARKET CONDITIONS

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2025 number m	Granted number m[1]	Forfeited number m	Vested number m	**Non-vested 31 December 2025 number m**
Executive Performance Share Plan (EPSP)	25	14	(8)	(3)	**28**
Bonus-related Share Awards	12	9	(2)	(6)	**13**
Leadership Share Awards	13	12	(1)	(4)	**20**
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	853p	564p	879p	1,025p	**684p**
Bonus-related Share Awards	873p	592p	697p	924p	**677p**
Leadership Share Awards	821p	320p	770p	927p	**492p**

	Non-vested 1 January 2024 number m	Granted number m[1]	Forfeited number m	Vested number m	Non-vested 31 December 2024 number m
Executive Performance Share Plan (EPSP)	23	11	(5)	(4)	25
Bonus-related Share Awards	12	7	(1)	(6)	12
Leadership Share Awards	12	5	(1)	(3)	13
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	950p	738p	980p	949p	853p
Bonus-related Share Awards	903p	820p	861p	877p	873p
Leadership Share Awards	848p	872p	844p	1,026p	821p

Note

1 The granted number of awards for the year ended 31 December 2025 includes 1.5 million (2024: 1.2 million) of dividend equivalent shares granted on vesting of current year awards

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2025 was £137 million (2024: £136 million, 2023: £82 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 160

FINANCIAL STATEMENTS

22. EMPLOYEE BENEFIT OBLIGATIONS

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2025 £m	2024 £m	2023 £m
Defined contribution plans	**190**	202	198
Defined benefit plans charge to operating profit	**18**	13	15
Pension costs (note 5)	**208**	215	213
Net interest expense on pension plans (note 6)	**4**	4	4
	212	219	217

DEFINED BENEFIT PLANS

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2025.

The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP-sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2025 amounted to £21 million (2024: £20 million, 2023: £20 million). Employer contributions and benefit payments in 2026 are expected to be approximately £16 million.

(A) ASSETS AND LIABILITIES

At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2025 £m	%	2024 £m	%
Equities	**19**	**9%**	25	10%
Bonds	**149**	**67%**	175	70%
Cash	**10**	**4%**	8	3%
Other	**44**	**20%**	43	17%
Total fair value of assets	**222**	**100%**	251	100%
Present value of liabilities	**(334)**		(365)	
Deficit in the plans	**(112)**		(114)	
Irrecoverable surplus	**–**		–	
Net liability[1]	**(112)**		(114)	
Plans in surplus[2]	**16**		18	
Plans in deficit	**(128)**		(132)	

Notes

1 The related deferred tax asset is discussed in note 14

2 The net asset related to plans in surplus of £16 million for 31 December 2025 (2024: £18 million) is recorded in the consolidated balance sheet within other receivables and prepayments

All plan assets have quoted prices in active markets with the exception of other assets.

Surplus/(deficit) in plans by region	2025 £m	2024 £m
UK	**1**	1
North America	**(21)**	(23)
Western Continental Europe	**(57)**	(56)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(35)**	(36)
Deficit in the plans	**(112)**	(114)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2025 Surplus/ (deficit) £m	2025 Present value of liabilities £m	2024 Surplus/ (deficit) £m	2024 Present value of liabilities £m
Funded plans by region				
UK	**1**	**(9)**	1	(9)
North America	**9**	**(147)**	11	(174)
Western Continental Europe	**(27)**	**(62)**	(29)	(65)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(5)**	**(26)**	(3)	(23)
Deficit/liabilities in the funded plans	**(22)**	**(244)**	(20)	(271)
Unfunded plans by region				
North America	**(30)**	**(30)**	(34)	(34)
Western Continental Europe	**(30)**	**(30)**	(27)	(27)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(30)**	**(30)**	(33)	(33)
Deficit/liabilities in the unfunded plans	**(90)**	**(90)**	(94)	(94)
Deficit/liabilities in the plans	**(112)**	**(334)**	(114)	(365)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 161

FINANCIAL STATEMENTS

22. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

(B) ASSUMPTIONS

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2025 % pa	2024 % pa	2023 % pa
UK			
Discount rate[1]	**4.9**	5.2	4.7
Rate of increase in pensions in payment	**2.5**	2.6	2.5
Inflation	**2.9**	3.2	3.1
North America			
Discount rate[1]	**5.1**	5.4	4.9
Rate of increase in salaries[2]	**n/a**	n/a	n/a
Western Continental Europe			
Discount rate[1]	**3.9**	3.3	3.4
Rate of increase in salaries	**2.5**	2.5	2.5
Rate of increase in pensions in payment	**2.0**	2.0	2.0
Inflation	**2.0**	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe			
Discount rate[1]	**5.9**	6.4	6.5
Rate of increase in salaries	**5.8**	6.2	6.2
Inflation	**3.0**	2.9	3.4

Notes

1 Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds

2 The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability-driven investment strategy.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2025, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.9	22.1	21.6	21.3	n/a
Current pensioners (at age 65) – female	23.7	23.5	23.9	24.3	n/a
Future pensioners (current age 45) – male	23.5	23.5	23.3	23.5	n/a
Future pensioners (current age 45) – female	25.3	24.9	25.7	26.2	n/a

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The life expectancies after age 65 at 31 December 2024 were 21.8 years and 23.6 years for male and female current pensioners (at age 65) respectively, and 23.5 years and 25.2 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next ten years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	7.3	6.5	5.4	9.7	5.7
Expected benefit payments over the next ten years (£m)					
within 12 months	29	17	1	6	5
in 2027	28	17	1	6	4
in 2028	27	15	1	7	5
in 2029	29	17	1	7	5
in 2030	29	16	–	7	6
in the next five years	130	68	2	32	28

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 162

FINANCIAL STATEMENTS

22. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

Sensitivity analysis of significant actuarial assumptions	(Decrease)/increase in benefit obligation 2025 £m	2024 £m
Discount rate		
Increase by 25 basis points:		
UK	–	–
North America	(3)	(3)
Western Continental Europe	(2)	(2)
Other[1]	(1)	(1)
Decrease by 25 basis points:		
UK	–	–
North America	3	3
Western Continental Europe	2	2
Other[1]	1	1
Rate of increase in salaries		
Increase by 25 basis points:		
Western Continental Europe	1	1
Other[1]	–	1
Decrease by 25 basis points:		
Western Continental Europe	(1)	(1)
Other[1]	(1)	(1)
Rate of increase in pensions in payment		
Increase by 25 basis points:		
UK	–	–
Western Continental Europe	1	1
Decrease by 25 basis points:		
UK	–	–
Western Continental Europe	(1)	(1)
Life expectancy		
Increase in longevity by one additional year:		
UK	1	1
North America	3	3
Western Continental Europe	3	3

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

(C) PENSION EXPENSE

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2025 £m	2024 £m	2023 £m
Service cost[1]	16	12	12
Administrative expenses	2	1	3
Charge to operating profit	18	13	15
Net interest expense on pension plans	4	4	4
Charge to profit before taxation for defined benefit plans	22	17	19

Note

1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2025 £m	2024 £m	2023 £m
Return/(loss) on plan assets (excluding interest income)	4	(4)	7
Changes in demographic assumptions underlying the present value of the plan liabilities	–	–	(1)
Changes in financial assumptions underlying the present value of the plan liabilities	1	11	(14)
Experience loss arising on the plan liabilities	(6)	(4)	(1)
Change in irrecoverable surplus	–	–	–
Actuarial (loss)/gain recognised in OCI	(1)	3	(9)

(D) MOVEMENT IN PLAN LIABILITIES

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2025 £m	2024 £m	2023 £m
Plan liabilities at beginning of year	365	381	553
Service cost[1]	16	12	12
Interest cost	16	16	21
Actuarial loss/(gain):			
Effect of changes in demographic assumptions	–	–	1
Effect of changes in financial assumptions	(1)	(11)	14
Effect of experience adjustments	6	4	1
Benefits paid	(49)	(33)	(38)
Gain due to exchange rate movements	(14)	(2)	(17)
Settlement payments[2]	(3)	(1)	(163)
Other[3]	(2)	(1)	(3)
Plan liabilities at end of year	334	365	381

Notes

1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

2 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: the Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equalled the underlying liabilities upon settlement such that there was no impact on the 2023 income statement

3 Other includes acquisitions, disposals, plan participants' contributions and reclassifications

(E) MOVEMENT IN PLAN ASSETS

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2025 £m	2024 £m	2023 £m
Fair value of plan assets at beginning of year	251	259	431
Interest income on plan assets	12	12	16
Gain/(loss) on plan assets (excluding interest income)	4	(4)	6
Employer contributions	21	20	20
Benefits paid	(49)	(33)	(38)
(Loss)/gain due to exchange rate movements	(13)	1	(12)
Settlement payments[1]	(3)	(1)	(163)
Administrative expenses	(2)	(1)	(3)
Other[2]	1	(2)	2
Fair value of plan assets at end of year	222	251	259
Actual return on plan assets	16	8	22

Notes

1 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: the Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equalled the underlying liabilities upon settlement such that there was no impact on the 2023 income statement

2 Other includes acquisitions, disposals, plan participants' contributions and reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 163

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of debt and equity. The capital structure of the Group consists of debt, which includes the cash and cash equivalents disclosed in note 18, borrowings in note 19 and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity.

	2025 £m	2024 £m
Cash and cash equivalents (note 18)	**2,694**	2,638
Current borrowings (note 19)	**(822)**	(584)
Non-current borrowings (note 19)	**(4,114)**	(3,744)
Cash and cash equivalents less borrowings	**(2,242)**	(1,690)
Equity	**2,772**	3,734
Capital	**530**	2,044

FINANCIAL RISK MANAGEMENT

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

LIQUIDITY RISK

Liquidity risk is the risk that the Group cannot meet its financial obligations to repay financial liabilities when they fall due. The Group maintains substantial cash and cash equivalents which at 31 December 2025 amounted to £2.7 billion (2024: £2.6 billion) and a five-year Revolving Credit Facility of $2.5 billion (2024: $2.5 billion) which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025 (2024: undrawn).

The Group's liquidity risk is concentrated towards bond principal repayments between 2026 and 2046 (2024: 2025 and 2046).

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

The following table is an analysis of future anticipated cash flows, in the form of interest and principal repayments, in relation to the Group's financial liabilities and derivatives, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	Bank overdrafts £m	Bonds[1] £m	Lease liabilities £m	**Total borrowings and leases £m**	Trade payables and other financial liabilities[2] £m	**Total non-derivative financial instruments £m**	Derivative financial instruments receivable £m	Derivative financial instruments payable £m	**Total derivative financial instruments £m**	**Total £m**
At 31 December 2025										
Within one year	(168)	(790)	(325)	**(1,283)**	(11,432)	**(12,715)**	2,032	(2,040)	**(8)**	**(12,723)**
Between one and two years	–	(791)	(294)	**(1,085)**	(91)	**(1,176)**	66	(77)	**(11)**	**(1,187)**
Between two and three years	–	(601)	(265)	**(866)**	(71)	**(937)**	544	(506)	**38**	**(899)**
Between three and four years	–	(408)	(241)	**(649)**	(13)	**(662)**	650	(633)	**17**	**(645)**
Between four and five years	–	(614)	(202)	**(816)**	(5)	**(821)**	17	(24)	**(7)**	**(828)**
Over five years	–	(2,611)	(1,124)	**(3,735)**	–	**(3,735)**	489	(503)	**(14)**	**(3,749)**
	(168)	(5,815)	(2,451)	**(8,434)**	(11,612)	**(20,046)**	3,798	(3,783)	**15**	**(20,031)**
Effect of discounting/ financing rates	–	1,047	555	**1,602**	18	**1,620**	–	–	**60**	**1,680**
Total	**(168)**	**(4,768)**	**(1,896)**	**(6,832)**	**(11,594)**	**(18,426)**	**–**	**–**	**75**	**(18,351)**

Notes

1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which the noteholder shall have the option to require the issuer to redeem or repay the notes within 45 days of the notice period

2 Other financial liabilities principally include deferred income and customer advances, contingent consideration liabilities, deferred consideration liabilities, liabilities in respect of put option agreements with vendors within trade and other payables as disclosed in notes 16 and 17. The prior year table has been revised to include deferred consideration liabilities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 164

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

	Bank overdrafts £m	Bonds[1] £m	Lease liabilities £m	Total borrowings and leases £m	Trade payables and other financial liabilities[2] £m	Total non-derivative financial instruments £m	Derivative financial instruments receivable £m	Derivative financial instruments payable £m	Total derivative financial instruments £m	Total £m
At 31 December 2024										
Within one year	(171)	(536)	(353)	(1,060)	(12,140)	(13,200)	1,244	(1,296)	(52)	(13,252)
Between one and two years	–	(736)	(307)	(1,043)	(76)	(1,119)	99	(119)	(20)	(1,139)
Between two and three years	–	(723)	(281)	(1,004)	(45)	(1,049)	62	(80)	(18)	(1,067)
Between three and four years	–	(542)	(256)	(798)	(25)	(823)	516	(542)	(26)	(849)
Between four and five years	–	(359)	(235)	(594)	(13)	(607)	632	(656)	(24)	(631)
Over five years	–	(2,265)	(1,260)	(3,525)	(9)	(3,534)	479	(525)	(46)	(3,580)
	(171)	(5,161)	(2,692)	(8,024)	(12,308)	(20,332)	3,032	(3,218)	(186)	(20,518)
Effect of discounting/ financing rates	–	1,004	672	1,676	26	1,702	–	–	134	1,836
Total	(171)	(4,157)	(2,020)	(6,348)	(12,282)	(18,630)	–	–	(52)	(18,682)

Notes

1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which the noteholder shall have the option to require the issuer to redeem or repay the notes within 45 days of the notice period

2 Other financial liabilities principally include deferred income and customer advances, contingent consideration liabilities, deferred consideration liabilities, liabilities in respect of put option agreements with vendors within trade and other payables as disclosed in notes 16 and 17. The prior year table has been revised to include deferred consideration liabilities

FOREIGN CURRENCY RISK

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pound sterling and euros. The Group's borrowings (including cross currency swaps) at 31 December 2025 were primarily made up of $1,285 million, £1,057 million and €3,101 million (2024: $1,285 million, £1,501 million and €2,101 million). The Group's average gross debt during the course of 2025 was $1,285 million, £1,152 million and €2,164 million (2024: $1,683 million, £1,900 million and €2,100 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

INTEREST RATE RISK

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure using underlying debt, interest rate swaps and other banking or finance arrangements to achieve a balanced mix of fixed and floating rate debt. The Group's interest rate profile and risk is reviewed regularly by the Group's Treasury Committee.

The interest rate profile of the Group's interest bearing borrowings by currency including the effect of interest rate swaps and cross-currency interest rate swaps is set out below:

2025	£m	Fixed/float rate[1]	Maturity (months)[1]
Currency			
$ – fixed	**955**	**5.24**	**79**
£ – fixed[2]	**1,057**	**3.62**	**110**
£ – float[2]	**428**	**SONIA**	**91**
€ – fixed	**2,705**	**2.60**	**38**

2024	£m	Fixed/float rate[1]	Maturity (months)[1]
Currency			
$ – fixed	1,026	5.24	91
£ – fixed[2]	1,501	3.53	83
£ – float[2]	428	SONIA	103
€ – fixed	1,736	2.12	36

Notes

1 Weighted average

2 Includes £428m held at a fixed rate until March 2026 (2024: March 2025) and floating rate from March 2026 to September 2033 (2024: March 2025 to September 2033)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 165

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED SENSITIVITY ANALYSIS The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective. CURRENCY RISK A 10% strengthening of sterling against the Group’s major currencies would result in the following estimated impacts on the income statement and equity, which would arise on the retranslation of foreign currency- denominated monetary items. A 10% weakening of sterling would have an equal and opposite effect. Impact on income statement (Loss)/gain Impact on equity Gain/(loss) 2025 20241 2025 2024 £m £m £m £m US dollar - (3) 87 93 Note 1 The prior year comparative has been revised INTEREST RATE RISK A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2025 would increase profit before tax by approximately £22 million (2024 revised: increase of £21 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year. CREDIT RISK The Group’s principal financial assets are cash and cash equivalents, trade and other receivables and other investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets. The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5.2% of total trade receivables at 31 December 2025 (2024: 6.5%). The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 166NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2025					
Current and non-current assets					
Trade receivables and other financial assets	–	–	504	9,183	9,687
Derivative assets	77	3	–	–	80
Other investments	–	289	45	–	334
Cash and cash equivalents	–	468	–	2,226	2,694
Current and non-current liabilities					
Trade payables and other financial liabilities	–	–	–	(10,359)	(10,359)
Deferred income and customer advances	–	–	–	(955)	(955)
Borrowings	–	–	–	(4,936)	(4,936)
Derivative liabilities	(3)	(2)	–	–	(5)
Lease liabilities	–	–	–	(1,896)	(1,896)
Deferred consideration liabilities	–	–	–	(132)	(132)
Contingent consideration liabilities	–	(66)	–	–	(66)
Liabilities in respect of put options	–	–	–	(82)	(82)
	74	**692**	**549**	**(6,951)**	**(5,636)**

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2024					
Current and non-current assets					
Trade receivables and other financial assets[1]	–	–	359	9,838	10,197
Derivative assets	4	1	–	–	5
Other investments	–	306	92	–	398
Cash and cash equivalents	–	655	–	1,983	2,638
Current and non-current liabilities					
Trade payables and other financial liabilities	–	–	–	(10,912)	(10,912)
Deferred income and customer advances	–	–	–	(1,160)	(1,160)
Borrowings	–	–	–	(4,328)	(4,328)
Derivative liabilities	(55)	(2)	–	–	(57)
Lease liabilities[2]	–	–	–	(2,020)	(2,020)
Deferred consideration liabilities[2]	–	–	–	(10)	(10)
Contingent consideration liabilities	–	(133)	–	–	(133)
Liabilities in respect of put options	–	–	–	(67)	(67)
	(51)	827	451	(6,676)	(5,449)

Notes

1 The prior year table has been revised to include trade receivables measured at fair value through other comprehensive income that are held to collect or sell, which were previously presented within amortised cost

2 The prior year table has been revised to include deferred consideration liabilities and lease liabilities

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable or not based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Transfers between levels of the fair value hierarchy are recognised at the end of the reporting period in which the change in circumstances or inputs occurred. This policy is applied consistently to transfers into and out of each level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 167

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
CONTINUED

	Level 1 £m	Level 2 £m	Level 3 £m	**Total £m**
2025				
Derivatives in designated hedge relationships				
Derivative assets	–	77	–	**77**
Derivative liabilities	–	(3)	–	**(3)**
Held at fair value through profit or loss				
Money market funds	468	–	–	**468**
Other investments	96	–	193	**289**
Derivative assets	–	3	–	**3**
Derivative liabilities	–	(2)	–	**(2)**
Contingent consideration liabilities	–	(27)	(39)	**(66)**
Held at fair value through other comprehensive income				
Trade receivables	–	504	–	**504**
Other investments	3	–	42	**45**

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
2024				
Derivatives in designated hedge relationships				
Derivative assets	–	4	–	4
Derivative liabilities	–	(55)	–	(55)
Held at fair value through profit or loss				
Money market funds	655	–	–	655
Other investments	73	–	233	306
Derivative assets	–	1	–	1
Derivative liabilities	–	(2)	–	(2)
Contingent consideration liabilities	–	–	(133)	(133)
Held at fair value through other comprehensive income				
Trade receivables[1]	–	359	–	359
Other investments	3	–	89	92

Note
1 The prior year table has been revised to include the trade receivables measured at fair value through other comprehensive income

Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities £m	Other investments £m
1 January 2024	(199)	325
Gains/(losses) recognised in the income statement	1	(29)
Exchange adjustments	1	2
Additions	(33)	24
Settlements	97	–
31 December 2024	(133)	322
Gains/(losses) recognised in the income statement	1	(21)
Losses recognised in other comprehensive income	–	(54)
Exchange adjustments	1	(15)
Transfers	27	(6)
Additions	–	9
Settlements	65	–
31 December 2025	**(39)**	**235**

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

CONTINGENT CONSIDERATION LIABILITIES
The fair value of contingent consideration liabilities included in level 3 are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

As of 31 December 2025, the potential undiscounted amount of future payments that could be required under the contingent consideration agreements for acquisitions completed in the current year were nil, as no acquisitions containing contingent consideration were entered into during 2025 (2024: nil to £51 million). For all contingent consideration agreements, the potential undiscounted future payments ranged from nil to £414 million (2024: nil to £594 million). The decrease in maximum potential undiscounted amount reflects arrangements that have been completed and paid, or amended. For certain arrangements, the maximum payment under the contingent consideration agreement is not capped.

At 31 December 2025, the weighted average growth rate in estimating future financial performance of contingent consideration liabilities was 10.9% (2024: 21.5%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2025 was 3.2% (2024: 4.9%). A change to either of these inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

OTHER INVESTMENTS
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including external funding rounds and earnings multiples. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 168

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA ('International Swaps and Derivatives Association') agreements where each party has the option to settle amounts on a net basis in the event of default from the other.

The following table sets out the carrying amount of recognised financial instruments that are subject to the above agreements. The column 'Net amount' shows the impact on the Group's consolidated statement of financial position if offset rights were exercised.

	31 December 2025			31 December 2024		
	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m
Derivative financial assets	80	(5)	75	5	(5)	–
Derivative financial liabilities	(5)	5	–	(57)	5	(52)
Total	**75**	**–**	**75**	(52)	–	(52)

HEDGE ACCOUNTING

The Group uses foreign currency borrowings, foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge ineffectiveness will depend on the hedge relationship designation but may include:

- a significant change in the credit risk of either party to the hedging relationship;
- a timing mismatch between the hedging instrument and the hedged item;
- movements in foreign currency basis spread for derivatives in a fair value hedge;
- impairment to the Group's net investment in US dollars.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss not expected to be material.

2025 SUMMARY

In March 2025, the Group repaid a €500 million bond and settled the associated cross-currency swaps designated as cash flow hedges with receipts of €500 million and payments of £444 million. As the hedged item had matured, the related cash flow hedge relationships were discontinued.

Also in March 2025, £428 million of interest rate swaps reached their contractual maturity, resulting in the discontinuation of the associated cash flow hedges. The Group entered into £428 million of new interest rate swaps maturing in March 2026. These instruments are designated as cash flow hedges.

There were no new fair value and net investment hedges designated during the year.

At 31 December 2025, the Group had the following financial instruments designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group's net investment in its USD foreign operations:

- $595 million leg of its cross currency swaps due May 2028;
- $377 million leg of its cross currency swaps due September 2029;
- $93 million bond due September 2042; and
- $220 million bond due November 2043.

At 31 December 2025, the Group had the following financial derivative instruments in designated fair value hedging relationships:

- €500 million leg of its cross currency interest rate swaps due September 2033.

At 31 December 2025, the Group had the following financial derivative instruments in designated cash flow hedging relationships:

- £428 million interest rate swaps due March 2026;
- €550 million leg of its cross currency swaps due May 2028;
- €350 million leg of its cross currency swaps due September 2029; and
- £43 million of non-deliverable forward foreign exchange contracts due between 2026 and 2028.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 169

FINANCIAL STATEMENTS

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

The following table represents the Group's continued designated hedge relationships under IFRS 9.

	Cash flow hedges of foreign currency risk[1]		Cash flow hedges of interest rate risk[2]		Fair value hedges of foreign currency and interest rate risk		Net investment hedges of foreign currency risk	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024
Carrying amount of derivative hedging instruments[3]	**£2m**	£(56)m	**£(1)m**	–	**£3m**	£(15)m	**£70m**	£20m
Carrying amount of non-derivative hedging instruments (bonds)	**–**	–	**–**	–	**–**	–	**£(228)m**	£(244)m
Notional amount of hedged items	**€900m**	€1,400m	**£428m**	£428m	**€500m**	€500m	**–**	–
Notional amount of hedging instruments	**€900m**	€1,400m	**£428m**	£428m	**€500m**	€500m	**US$1,285m**	US$1,285m
Notional amount of hedged net assets	**–**	–	**–**	–	**–**	–	**US$1,285m**	US$1,285m
Change in fair value of hedged items (loss)/gain	**£(1)m**	£2m	**–**	–	**£(12)m**	£4m	**£(68)m**	£3m
Change in fair value of hedging instrument gain/(loss)	**£3m**	£(5)m	**–**	–	**£13m**	£(7)m	**£68m**	£(3)m
Hedge ineffectiveness gain/(loss)	**£3m**	£(3)m	**–**	–	**£1m**	£(3)m	**–**	–
Fair value gain/(loss) arising on hedging instruments deferred to OCI	**£25m**	£(35)m	**–**	–	**–**	–	**£68m**	£(3)m
Fair value amounts reclassified to profit and loss	**£(58)m**	£58m	**–**	–	**–**	–	**–**	–
Maturity date	**2026-29**	2025-29	**2026**	2025	**2033**	2033	**2028-43**	2028-43
Weighted average interest rate	**5.48%**	4.45%	**4.21%**	4.96%	**SONIA**	SONIA	**5.24%**	5.24%
Weighted average foreign exchange rate[4]	**1.14**	1.14	**–**	–	**1.17**	1.17	**1.25**	1.24

Notes

1 Relates to fix Euro to GBP cross currency swaps designated as cash flow hedges

2 Relates to float to fix GBP interest rate swaps

3 This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet

4 Weighted average foreign exchange rate is GBP against the currency in which the hedged item is presented

24. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares[1]	Nominal value £m
Authorised		
At 1 January 2023	1,750,000,000	175
At 31 December 2023	1,750,000,000	175
At 31 December 2024	1,750,000,000	175
At 31 December 2025	**1,750,000,000**	**175**
Issued and fully paid		
At 1 January 2023	1,141,427,296	114
Exercise of share options	85,900	–
At 31 December 2023	**1,141,513,196**	**114**
Exercise of share options	248,625	–
Share cancellations	(50,367,570)	(5)
At 31 December 2024	**1,091,394,251**	**109**
Exercise of share options	–	–
Share cancellations	–	–
At 31 December 2025	**1,091,394,251**	**109**

Note

1 Ordinary shares have a par value of £0.10

COMPANY'S OWN SHARES

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group's share-based incentive plans.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2025 was 277,825 (2024: 39,769, 2023: 490,646) and £0.9 million (2024: £0.3 million, 2023: £4 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2025 was 12,591,893 (2024: 12,591,893, 2023: 66,675,497) and £42 million (2024: £104 million, 2023: £502 million) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 170

FINANCIAL STATEMENTS

25. OTHER RESERVES

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2023	22	(263)	–	526	285
Foreign exchange differences on translation of foreign operations	–	–	–	(404)	(404)
Gain on net investment hedges	–	–	–	108	108
Cash flow hedges:					
Fair value loss arising on hedging instruments	–	–	(43)	–	(43)
Amounts reclassified to profit or loss	–	–	44	–	44
Share of other comprehensive income of associate undertakings	–	–	–	(1)	(1)
Net movement of liabilities in respect of put options	–	198	–	–	198
Balance at 31 December 2023	22	(65)	1	229	187
Foreign exchange differences on translation of foreign operations	–	–	–	(70)	(70)
Loss on net investment hedges	–	–	–	(3)	(3)
Cash flow hedges:					
Fair value loss arising on hedging instruments	–	–	(35)	–	(35)
Amounts reclassified to profit or loss	–	–	58	–	58
Loss on cost of hedging	–	–	(8)	–	(8)
Share cancellations	5	–	–	–	5
Net movement in own shares held by ESOP trusts	–	–	–	(8)	(8)
Net movement of liabilities in respect of put options	–	25	–	–	25
Balance at 31 December 2024	27	(40)	16	148	151
Foreign exchange differences on translation of foreign operations	–	–	–	(201)	(201)
Gain on net investment hedges	–	–	–	68	68
Cash flow hedges:					
Fair value gain arising on hedging instruments	–	–	25	–	25
Amounts reclassified to profit or loss	–	–	(58)	–	(58)
Gain on cost of hedging	–	–	5	–	5
Net movement of liabilities in respect of put options	–	(2)	–	–	(2)
Balance at 31 December 2025	**27**	**(42)**	**(12)**	**15**	**(12)**

The capital redemption reserve relates entirely to share cancellations.

The equity reserve primarily relates to the net movement of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised.

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.

The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

The translation reserve comprises:

	2025 £m	2024 £m	2023 £m
Balance relating to continuing net investment hedges	**(18)**	(86)	(53)
Balance relating to discontinued net investment hedges	**(38)**	(38)	(68)
Balance relating to foreign exchange differences on translation of foreign operations	**71**	272	350
	15	148	229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 171

FINANCIAL STATEMENTS

26. ORDINARY DIVIDENDS

Amounts recognised as distributions to equity holders in the year:

	2025	2024	2023	2025	2024	2023
Per share	Pence per share			£m	£m	£m
Final dividend in respect of the prior year	24.4p	24.4p	24.4p	262	263	262
Interim dividend in respect of the current year	7.5p	15.0p	15.0p	81	162	161
	31.9p	39.4p	39.4p	343	425	423

	2025	2024	2023	2025	2024	2023
Per ADR[1]	Cents per ADR			$m	$m	$m
Final dividend in respect of the prior year	156.0¢	151.7¢	150.8¢	335	327	324
Interim dividend in respect of the current year	49.4¢	95.9¢	93.3¢	107	207	200
	205.4¢	247.6¢	244.1¢	442	534	524

Proposed final dividend for the year ended 31 December 2025:

	2025	2024	2023
Per share	Pence per share		
Final dividend	7.5p	24.4p	24.4p

	2025	2024	2023
Per ADR[1]	Cents per share		
Final dividend	49.4¢	156.0¢	151.7¢

Note

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.3185 (2024: US$1.2785, 2023: US$1.2438, 2022: US$1.2363). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

The payment of dividends will not have any tax consequences for the Group.

Final dividends are paid in the subsequent year to which they relate.

At 31 December 2025 WPP plc (the parent Company) distributable reserves amounted to £3,289 million (2024: £4,012 million) which, under the Companies (Jersey) Law 1991, is total reserves excluding share capital and capital redemption reserve. Further details of the Company's share capital are shown in note 24.

27. ACQUISITIONS

ACQUISITION OF INFOSUM

On 4 April 2025, the Group acquired 100% of the ordinary share capital of Cognitive Logic Inc. ("InfoSum"), a data collaboration platform.

Total cash consideration of £108 million was paid on completion date. Total net assets acquired were £17 million, including £32 million of proprietary technology intangible assets. The goodwill recognised on the acquisition was £91 million. The goodwill is attributable to anticipated synergies and will not be deductible for tax purposes.

ACQUISITION OF NON-CONTROLLING INTERESTS OF MAP AND RESOLVE

On 19 September 2025, the Group entered into agreements to purchase the remaining 49% shareholding of two subsidiaries, VML MAP A/S ("MAP") and Resolve Aps ("Resolve"), for total consideration of £134 million, payable in three equal instalments in January 2026, 2027 and 2028.

The present value of the consideration has been recognised within deferred consideration liabilities, with a corresponding adjustment to equity, including the derecognition of previous non-controlling interests.

28. RELATED PARTY TRANSACTIONS

The Group enters into transactions with its associate undertakings. In the year ended 31 December 2025, revenue of £137 million (2024: £132 million) was recognised in relation to Compas, an associate in the US.

The following amounts were outstanding at 31 December 2025 and 31 December 2024:

	2025 £m	2024 £m
Amounts owed by related parties	105	68
Amounts owed to related parties	(126)	(104)

There are no material provisions for doubtful debts relating to these balances, and no material expense has been recognised in the income statement in relation to bad or doubtful debts in 2025 or 2024.

29. EVENTS AFTER THE REPORTING PERIOD

On 6 January 2026, WPP acquired 100% of the issued shares of Barrows North America Inc. ("Barrows") from an associate of the Group, Retail Capital Holdings Ltd ("RCH"), for net consideration of £57 million. The Group continues to hold a 35% investment in RCH, and in January 2026, WPP received a special dividend of £19 million from RCH following the Barrows transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 172

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS OPINION In our opinion, the consolidated financial statements of WPP plc (the “company”) and its subsidiaries (together the “group”): – give a true and fair view of the state of the group’s affairs at 31 December 2025 and of its loss and cash flows for the year then ended; – have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB); and – have been prepared in accordance with the requirements of the Companies (Jersey) Law 1991. We have audited the financial statements, included within the Annual Report & Accounts 2025 (the “Annual Report”), which comprise: – the consolidated balance sheet at 31 December 2025; – the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended; and – the notes to the financial statements, comprising material accounting policy information and other explanatory information. Our opinion is consistent with our reporting to the Audit Committee. BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. INDEPENDENCE We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which include the Financial Reporting Council’s (“FRC”) Ethical Standard, as applicable to listed public interest entities in accordance with the requirements of the Crown Dependencies’ Audit Rules and Guidance for Market-Traded Companies and we have fulfilled our other ethical responsibilities in accordance with these requirements. To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC’s Ethical Standard were not provided subject to one exception. We identified that certain PwC network firms had performed accounts preparation activities to support local statutory reporting during the period. This is a prohibited non-audit service under paragraph 5.40 of the FRC’s Ethical Standard 2024. The service was provided to immaterial subsidiaries that did not form part of our evidence in respect of the group audit. Based on our assessment of this breach, the nature and scope of the service and the subsequent actions taken, we confirm that the provision of this service has not compromised our professional judgement or integrity. Other than the matter referred to above, to the best of our knowledge and belief, we declare that no non-audit services prohibited by the FRC’s Ethical Standard were provided to the group or the company. Other than those disclosed in note 3, we have provided no non-audit services to the company or its controlled undertakings in the period under audit. INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC OUR AUDIT APPROACH OVERVIEW Audit scope – PwC component teams were deployed to perform audit procedures at 30 in-scope components, only one of which is considered to be individually financially significant due to size – The group audit team completed audit procedures over the consolidation and material balances and transactions processed centrally – The components where we conducted audit procedures, together with work performed at corporate functions and at the group level, accounted for approximately 56% of the group’s revenue and approximately 71% of the group’s total assets Key audit matters – Impairment assessment of goodwill related to the Ogilvy and AKQA cash generating units Materiality – Overall materiality: £65m (2024: £73m) based on our professional judgement – Performance materiality: £32.5m (2024: £36m) representing a 50% haircut on overall materiality THE SCOPE OF OUR AUDIT As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. KEY AUDIT MATTERS Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters. The impairment assessment of goodwill was a key audit matter last year. The specific cash generating units that give rise to the key audit matter have been changed in 2025 based on business performance in the year and the sensitivity of each cash generating unit to reasonably possible changes in key assumptions. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 173

This is not a complete list of all risks identified by our audit. Key audit matter How our audit addressed the key audit matter Impairment assessment of goodwill related to the Ogilvy and AKQA cash generating units At 31 December 2025, the group had £6,946m (2024: £7,610m) of goodwill. The goodwill associated with the Ogilvy and AKQA cash generating units (“CGUs”) amounted to £617m and £87m respectively. Goodwill is tested for impairment annually at 30 September or more frequently if impairment indicators exist. During the year, the group recorded a £641m impairment charge, of which £393m related to Ogilvy and £123m related to AKQA. Potential impairments are identified by comparing the recoverable amount of a CGU to its carrying value, including goodwill. The recoverable amount is determined as the higher of value in use or fair value less costs of disposal, both of which are estimated by management using discounted cash flow models. The carrying value of goodwill is therefore dependent on estimates of future cash flows and there is a risk that if the group does not achieve these cash flow estimates it could give rise to further impairment charges. This risk increases in periods when CGU trading performance does not meet expectations. The impairment assessments performed by management contain a number of assumptions. The assumptions used included forecasted revenue less pass-through costs growth, operating margins, long-term growth rates and post-tax discount rates. Changes in these assumptions can result in materially different impairment charges or available headroom. Management has identified operating margin as a key source of estimation uncertainty for Ogilvy and AKQA and revenue less pass-through costs growth, post-tax discount rate and long-term growth rate as additional key sources of estimation uncertainty for Ogilvy. Refer to the critical judgements and estimation uncertainty in applying accounting policies section of the accounting policies and to note 11 for management’s disclosures. We evaluated and tested the design and operation of key controls in place over the goodwill impairment assessment process and over the group’s forecasting process. We obtained management’s impairment models at 30 September 2025 and we validated their mathematical integrity and compliance with the applicable accounting standards. We validated the carrying amounts of the net assets subject to impairment testing to the underlying accounting records, making sure that there was appropriate consistency between the assets and liabilities that were included and the related cash flows. We tested the completeness and accuracy of the underlying data used in the discounted cash flow models and assessed how these projections are compiled. We evaluated the historical accuracy of management’s budgeting and forecasting. We performed independent sensitivity analysis to identify the assumptions that could reasonably cause a material change in the impairment charge for Ogilvy and AKQA. We evaluated the reasonableness of the assumptions including revenue less pass-through costs growth, operating margins, long-term growth rates and post-tax discount rates. We considered growth rates in comparison to past performance and external market and industry data to assess whether the forecasts were achievable and realistic. We considered whether the assumptions were consistent with evidence obtained in other areas of the audit. Deploying our valuations experts, we assessed the long-term growth rate and post-tax discount rate applied to each CGU compared with third party information, the group’s cost of capital and relevant risk factors. We also compared the earnings multiples implied by the discounted cash flow models to recent acquisitions and peer companies in order to further assess the reasonableness of management’s assumptions and resulting valuations. Management assessed that climate change factors did not have a material impact on the recoverable value of the CGUs. We considered the extent to which each CGU and the underlying client sectors which it serves were exposed to climate change risk and the forecast cost required to meet the group’s carbon reduction commitments. We checked for any additional indicators of impairment at 31 December 2025 by considering full year performance and latest forecasts. We assessed management’s disclosures in light of the impairment testing we performed and IFRS requirements. Based on the procedures performed, we noted no material issues arising from our work. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 174INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC

HOW WE TAILORED THE AUDIT SCOPE We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group, the accounting processes and controls and the industry in which it operates. The financial statements are a consolidation of over 650 components, which comprise the group’s operating businesses along with its centralised functions at the group, network and regional levels. In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at the components by us, as the group engagement team, or by component auditors of other PwC network firms under our instruction. We deployed component auditors to perform audit procedures at 30 in-scope components, including one financially significant component due to size in the US. We performed further audit procedures centrally over financial information at an additional 52 components to achieve sufficient coverage over consolidated balances and transactions. We supplemented these procedures over the group’s operating businesses by completing testing at the network and regional levels, covering the network and regional hubs for all operating businesses included in our scope. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the financial statements as a whole. In addition to instructing and reviewing the reporting from our component audit teams, we were in regular dialogue with all of our component teams throughout the audit period, we led audit planning workshops and calls with key component team leaders to align on risk assessment and approach to key areas of the audit, we conducted file reviews for certain components and we participated in key meetings with local management. We made site visits to the US, China, India, Denmark and Australia to meet with our component teams and local management in the group’s largest markets in person. We also undertook the same oversight procedures for the UK-based components included in our scope for which our component teams are based in the same office as the group audit team. The consolidation, financial statement disclosures and certain balances and transactions processed centrally by management in the UK were audited by the group audit team. This included procedures related to taxation, treasury, pensions, impairment and elements of expected credit losses on trade receivables. Taken together, the audit procedures carried out by the group and component audit teams provided coverage of approximately 56% of the group’s revenue and approximately 71% of the group’s total assets. No individual component not included in our group audit scope contributed more than 1.5% to the group’s revenue. This provided the evidence we needed for our opinion on the consolidated financial statements taken as a whole. This coverage was before considering the contribution to our audit evidence from performing audit work at the group level, including disaggregated analytical review procedures, which covered certain of the group’s smaller and lower risk components that were not directly included in our group audit scope. THE IMPACT OF CLIMATE RISK ON OUR AUDIT Our audit involved enquiring with management to understand the process to assess the extent of the potential impact of climate-related risks on the group and its consolidated financial statements. The group identified the following climate-related risks: increased frequency of extreme weather and climate-related natural disasters; delivering carbon reduction commitments; changes in regulation and reporting standards; increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content; and increased reputational risk associated with working on client briefs perceived to be environmentally detrimental. We considered the completeness of these risks by reference to our knowledge of the business, the risks identified by competitors and other sources such as the group’s submission to the Carbon Disclosure Project. As disclosed within the accounting policies section of the consolidated financial statements, management has assessed there to be no material impact of climate change on the consolidated financial statements. We assessed that the key area in the consolidated financial statements which is more likely to be materially impacted by climate change is the recoverability of goodwill. We challenged how management had identified and incorporated the costs of meeting its 2030 target of a 50% absolute reduction in scope 3 emissions in addition to evaluating the potential impact of other climate-related risks identified by the group. We also considered other areas of the financial statements dependent on forecasts, including the recoverability of deferred tax assets and the group’s going concern assessment. Due to the short time horizon of the going concern assessment and the period over which deferred tax assets are recovered, we concluded that climate change does not have a material impact on these judgements. We evaluated how management assessed the exposure to physical risks at its key locations and whether the useful economic lives over which property-related assets are depreciated were appropriate in this context. We did not identify any matters as part of this work which were inconsistent with the disclosures in the Annual Report or which led to any material adjustments to the consolidated financial statements. In addition, with the assistance of PwC specialists, we assessed the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommended disclosures and we read the disclosures made in relation to climate-related risks in the other information within the Annual Report. We considered the consistency of these disclosures with the consolidated financial statements and the knowledge obtained from our audit. Our responsibility over the other information presented in the Annual Report is further described in the reporting on other information section of our report. Our procedures did not identify any material impact in the context of our audit of the consolidated financial statements as a whole or on our key audit matter for the year ended 31 December 2025. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 175INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC

MATERIALITY The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate, on the financial statements as a whole. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows: Overall group materiality £65m (2024: £73m). How we determined it We have used our professional judgement considering a range of metrics in determining overall materiality of £65m (2024: £73m). Rationale for benchmark applied Our overall materiality of £65m equates to approximately 0.5% of revenue, 0.6% of revenue less pass-through costs and 6% of headline profit before tax. We considered each of these metrics to be an appropriate benchmark as they are key metrics used by the group to measure business performance. We evaluated the range of acceptable materiality levels that would be derived from using these benchmarks and we applied our professional judgement to arrive at the overall materiality of £65m. The reduction in overall materiality for 2025 compared to 2024 is proportionate to the decline in revenue less pass-through costs reported by the group over the same period. For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between £4m and £32.5m. We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was set at 50% (2024: 50%) of overall materiality, amounting to £32.5m (2024: £36m) for the consolidated financial statements. In determining the performance materiality, we considered a number of factors, including the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls, and we concluded that an amount at the lower end of our normal range was appropriate. We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £3m (2024: £4m) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons. CONCLUSIONS RELATING TO GOING CONCERN Our evaluation of the directors’ assessment of the group’s ability to continue to adopt the going concern basis of accounting included: – Evaluating and testing the group’s key controls over the going concern process; – Evaluating management’s base case by validating key assumptions including revenue less pass-through costs growth rates and forecast operating margins. We also assessed management’s reverse stress test and we considered whether the declines in revenue less pass-through costs needed to eliminate the available liquidity were reasonably possible by reference to past experience. This work also considered the appropriateness of the mitigating measures modelled by management in the event of such declines; – Assessing the historical accuracy and reasonableness of management’s budgeting and forecasting; – Validating the liquidity available to the group including through reviewing and understanding the key terms of all committed debt facilities and assessing the availability of the facilities. We also validated that scheduled debt repayments had been incorporated into management’s assessment; – Testing the mathematical integrity of management’s models and liquidity headroom, sensitivity and reverse stress testing calculations; and – Assessing the adequacy of the related going concern disclosures in the Annual Report. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group’s ability to continue as a going concern. In relation to the directors’ reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors’ statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 176INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC

REPORTING ON OTHER INFORMATION The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. CORPORATE GOVERNANCE STATEMENT The Listing Rules require us to review the directors’ statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company’s compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the reporting on other information section of this report. Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement, included within the Corporate Governance section is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to: – The directors’ confirmation that they have carried out a robust assessment of the emerging and principal risks; – The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated; – The directors’ statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the group’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements; – The directors’ explanation as to their assessment of the group’s prospects, the period this assessment covers and why the period is appropriate; and – The directors’ statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions. Our review of the directors’ statement regarding the longer-term viability of the group was substantially less in scope than an audit and only consisted of making inquiries and considering the directors’ process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and its environment obtained in the course of the audit. In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit: – The directors’ statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for the members to assess the group’s position, performance, business model and strategy; – The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and – The section of the Annual Report describing the work of the Audit Committee. We have nothing to report in respect of our responsibility to report when the directors’ statement relating to the company’s compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors. RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS AND THE AUDIT RESPONSIBILITIES OF THE DIRECTORS FOR THE FINANCIAL STATEMENTS As explained more fully in the Statement of Directors’ Responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations or have no realistic alternative but to do so. FINANCIAL STATEMENTS WPP ANNUAL REPORT 2025 177INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC

AUDITORS’ RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the group and the industry in which it operates, we identified that the principal risks of non-compliance with laws and regulations related to the US Foreign Corrupt Practices Act, the UK Bribery Act and the Economic Crime and Corporate Transparency Act and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as UK and overseas tax legislation, the Companies (Jersey) Law 1991, the UK Listing Rules and the US Securities and Exchange Commission rules and regulations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls) and we determined that the principal risks were related to the manipulation of reported results through the posting of inappropriate journal entries and management bias in accounting for key estimates and in identifying and reporting headline adjustments. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included: – Inquiries of management, internal audit, the group’s internal and external legal counsel and the business integrity team, including considerations of known or suspected instances of non-compliance with laws and regulations and fraud; – Inspecting correspondence, if any, with regulators and tax authorities and consideration of the impact, if any, on our audit and the disclosures made in the financial statements; – Reviewing minutes of meetings of those charged with governance including the Board and Audit and Compensation Committees and reviewing internal audit, Business Integrity and other compliance reports; – Evaluating and testing management’s controls designed to prevent and detect irregularities; – Identifying and testing journals, in particular journal entries posted with unexpected account combinations; – Assessing matters reported on the group’s whistleblowing helpline and understanding and evaluating the results of management’s investigation of such matters; – Evaluating items excluded from headline profit and validating that these adjustments are consistent with the group’s policies and historical practice; and – Challenging assumptions and judgements made by management in determining key accounting estimates. There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations or through collusion. Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditors responsibilities. This description forms part of our auditors’ report. USE OF THIS REPORT This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Article 113A of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. OTHER REQUIRED REPORTING COMPANIES (JERSEY) LAW 1991 EXCEPTION REPORTING Under the Companies (Jersey) Law 1991, we are required to report to you if, in our opinion: – We have not obtained all the information and explanations we require for our audit; or – Proper accounting records have not been kept by the company, or proper returns adequate for our audit have not been received from branches not visited by us; or – The financial statements are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. APPOINTMENT We were first appointed by the company to audit the financial statements for the year ended 31 December 2024. Our uninterrupted period of engagement therefore covers two financial years. OTHER MATTER The company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R to 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors’ report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements. OTHER VOLUNTARY REPORTING DIRECTORS’ REMUNERATION The company voluntarily prepares a Compensation Committee Report in accordance with the provisions of the UK’s Companies Act 2006. The directors requested that we audit the part of the Compensation Committee Report specified by the UK’s Companies Act 2006 to be audited as if the company were a UK quoted company. In our opinion, the part of the Compensation Committee Report to be audited has been properly prepared in accordance with the UK’s Companies Act 2006. Giles Hannam for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Recognised Auditor London 19 March 2026 FINANCIAL STATEMENTS  WPP ANNUAL REPORT 2025 178INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WPP PLC

IN THIS SECTION Reconciliation to non-GAAP measures of performance 180 Shareholder information  184 Glossary  187 Where to find us 190 ADDITIONAL INFORMATION WPP ANNUAL REPORT 2025 179

ADDITIONAL INFORMATION

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. These are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:

	2025 £m	2024 £m	2023 £m
Revenue	**13,550**	14,741	14,845
Media pass-through costs	**(2,543)**	(2,523)	(2,174)
Other pass-through costs	**(831)**	(859)	(811)
Revenue less pass-through costs	**10,176**	11,359	11,860

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Year ended 31 December 2025	Global integrated agencies £m	Public relations £m	Specialist agencies £m
Revenue	**11,956**	**705**	**889**
Media pass-through costs	**(2,543)**	**–**	**–**
Other pass-through costs	**(673)**	**(38)**	**(120)**
Revenue less pass-through costs	**8,740**	**667**	**769**

Year ended 31 December 2024	Global integrated agencies £m	Public relations £m	Specialist agencies £m
Revenue	12,661	1,156	924
Media pass-through costs	(2,523)	–	–
Other pass-through costs	(686)	(67)	(106)
Revenue less-pass through costs	9,452	1,089	818

Year ended 31 December 2023	Global integrated agencies £m	Public relations £m	Specialist agencies £m
Revenue	12,532	1,262	1,051
Media pass-through costs	(2,174)	–	–
Other pass-through costs	(607)	(82)	(122)
Revenue less-pass through costs	9,751	1,180	929

Reconciliation of revenue to revenue less pass-through costs by geographical area:

North America	**2025 £m**	2024 £m	2023 £m
Revenue	**4,966**	5,567	5,528
Media pass-through costs	**(796)**	(823)	(613)
Other pass-through costs	**(333)**	(350)	(359)
Revenue less pass-through costs	**3,837**	4,394	4,556

United Kingdom	**2025 £m**	2024 £m	2023 £m
Revenue	**2,055**	2,185	2,155
Media pass-through costs	**(390)**	(406)	(378)
Other pass-through costs	**(162)**	(191)	(151)
Revenue less pass-through costs	**1,503**	1,588	1,626

Western Continental Europe	**2025 £m**	2024 £m	2023 £m
Revenue	**2,891**	3,013	3,037
Media pass-through costs	**(565)**	(507)	(496)
Other pass-through costs	**(183)**	(131)	(130)
Revenue less pass-through costs	**2,143**	2,375	2,411

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2025 £m**	2024 £m	2023 £m
Revenue	**3,638**	3,976	4,125
Media pass-through costs	**(791)**	(787)	(687)
Other pass-through costs	**(154)**	(187)	(171)
Revenue less pass-through costs	**2,693**	3,002	3,267

Reconciliation of profit before taxation to headline operating profit and headline PBIT:

	2025 £m	**Margin %**	2024 £m	Margin %	2023 £m	Margin %
Profit before taxation	**131**		1,031		346	
Finance and investment income	**(78)**		(137)		(127)	
Finance costs	**352**		417		389	
Revaluation and retranslation of financial instruments	**16**		50		(7)	
Profit before interest and taxation	**421**		1,361		601	
Earnings from associates	**(39)**		(36)		(70)	
Operating profit[1]	**382**	**2.8**	1,325	9.0	531	3.6
Goodwill impairment	**641**		237		63	
Amortisation and impairment of acquired intangible assets	**61**		93		728	
Other impairment charges	**5**		26		18	
Restructuring and transformation costs	**68**		251		196	
Property-related restructuring costs	**127**		26		232	
Gain on disposal of investments and subsidiaries	**(6)**		(322)		(7)	
Gains on disposal of property	**–**		(7)		–	
Other transaction costs	**–**		10		–	
Legal provision charges/(gains)	**43**		68		(11)	
Headline operating profit[1]	**1,321**	**13.0**	1,707	15.0	1,750	14.8
Earnings from associates	**39**		36		70	
Share of adjusting and other items for associates	**–**		4		(33)	
Headline PBIT	**1,360**		1,747		1,787	

Note

1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs

WPP ANNUAL REPORT 2025 180

ADDITIONAL INFORMATION

Calculation of headline net finance costs:

	2025 £m	2024 £m	2023 £m
Finance and investment income	**(78)**	(137)	(127)
Finance costs	**352**	417	389
Headline net finance costs	**274**	280	262

Headline operating profit margin before and after earnings from associates:

	2025 £m	Margin %	2024 £m	Margin %	2023 £m	Margin %
Revenue less pass-through costs	**10,176**		11,359		11,860	
Headline operating profit	**1,321**	**13.0**	1,707	15.0	1,750	14.8
Headline earnings from associates	**39**		40		37	
Headline PBIT	**1,360**	**13.4**	1,747	15.4	1,787	15.1

Calculation of headline EBITDA:

	2025 £m	2024 £m	2023 £m
Headline PBIT	**1,360**	1,747	1,787
Depreciation of property, plant and equipment	**142**	156	165
Amortisation of other intangible assets	**43**	32	25
Headline EBITDA (including depreciation of right-of-use assets)	**1,545**	1,935	1,977
Depreciation of right-of-use assets	**201**	213	257
Headline EBITDA	**1,746**	2,148	2,234

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric (average adjusted net debt/headline EBITDA).

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2025 £m	2024 £m	2023 £m
Profit before taxation	**131**	1,031	346
Goodwill impairment	**641**	237	63
Amortisation and impairment of acquired intangible assets	**61**	93	728
Other impairment charges	**5**	26	18
Restructuring and transformation costs	**68**	251	196
Property-related restructuring costs	**127**	26	232
Gains on disposal of investments and subsidiaries	**(6)**	(322)	(7)
Gain on disposal of property	**–**	(7)	–
Other transaction costs	**–**	10	–
Legal provision charges/(gains)	**43**	68	(11)
Share of adjusting and other items for associates	**–**	4	(33)
Revaluation and retranslation of financial instruments	**16**	50	(7)
Headline PBT	**1,086**	1,467	1,525
Headline tax charge	**(348)**	(411)	(412)
Non-controlling interests	**(43)**	(87)	(87)
Headline earnings	**695**	969	1,026

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

	2025 £m	2024 £m	2023 £m
Headline PBT	**1,086**	1,467	1,525
Tax charge	**303**	402	149
Tax credit relating to restructuring and transformation costs and property-related costs	**46**	58	99
Tax charge relating to gains on disposal of investments and subsidiaries	**(8)**	(85)	(9)
Tax charge relating to gains on disposal of investments and subsidiaries in prior periods	**(8)**	–	–
Deferred tax impact of the amortisation of acquisition-related intangible assets and liabilities	**9**	32	157
Deferred tax relating to investments in associates	**6**	6	15
Tax charge relating to gains on disposal of property	**–**	(2)	–
Tax credit relating to litigation settlement	**–**	–	1
Headline tax charge	**348**	411	412
Headline tax rate	**32.0%**	28.0%	27.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 32.0% (2024: 28.0%, 2023: 27.0%).

EARNINGS FROM ASSOCIATES

Management reviews the 'earnings from associates' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings from associates' and underlying component movements:

	2025 £m	2024 £m	2023 £m
Share of profit before interest and taxation	**46**	43	48
Share of adjusting and other items for associates	**–**	(4)	33
Share of interest and non-controlling interests	**6**	10	2
Share of taxation	**(13)**	(13)	(13)
Earnings from associates	**39**	36	70
Adjusted for: share of adjusting and other items for associates	**–**	4	(33)
Headline earnings from associates	**39**	40	37

Share of adjusting and other items for associates was nil for the year ended 31 December 2025 (2024: £(4) million, 2023: £33 million). For the year ended 31 December 2025, share of adjusting and other items for associates included £2 million (2024: £2 million, 2023: £45 million) of non-refundable distributions received from Kantar, described in note 4 to the consolidated financial statements.

HEADLINE EARNINGS PER SHARE

The calculation of basic headline EPS is as follows:

	2025	2024	2023
Headline earnings (£ million)	**695**	969	1,026
Weighted average number of shares used in basic EPS calculation (million) (note 5)	**1,076**	1,077	1,072
Headline EPS	**64.6p**	89.9p	95.7p

The calculation of diluted headline EPS is as follows:

	2025	2024	2023
Headline earnings (£ million)	**695**	969	1,026
Weighted average number of shares used in diluted EPS calculation (million)	**1,099**	1,097	1,094
Diluted headline EPS	**63.2p**	88.3p	93.8p

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE WPP ANNUAL REPORT 2025 181

ADDITIONAL INFORMATION

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2025 m	2024 m	2023 m
Weighted average number of shares used in basic EPS calculation (note 5)	**1,076**	1,077	1,072
Dilutive share options outstanding	**3**	–	1
Other potentially issuable shares	**20**	20	21
Weighted average number of shares used in headline diluted EPS calculation[1]	**1,099**	1,097	1,094

Note

1 The weighted average number of shares used in the diluted EPS calculation for 2025 is different for headline EPS compared to reported EPS due to a headline profit versus a reported loss

ADJUSTED NET DEBT AND AVERAGE ADJUSTED NET DEBT

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt is defined as cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt items, and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group's mergers and acquisitions activities. Average adjusted net debt represents the rolling 12-month average of the Group's monthly adjusted net debt balances.

The definition of adjusted net debt and average adjusted net debt have been updated to include the impact of derivative financial instruments that hedge debt items as management believes this provides a more accurate representation of the adjusted net debt levels of the Group. Prior year comparatives and related metrics (ie. the average adjusted net debt to headline EBITDA ratio) have been re-presented for this new definition.

Average adjusted net debt represents the rolling 12-month average of the Group's monthly adjusted net debt balances for the 12-month period ended 31 December 2025, 31 December 2024 and 31 December 2023 respectively.

	2025 £m	2024 £m	2023 £m
Cash and cash equivalents	**2,694**	2,638	2,218
Current borrowings	**(822)**	(584)	(946)
Non-current borrowings	**(4,114)**	(3,744)	(3,775)
Derivative financial instruments	**75**	(52)	31
Adjusted net debt[1]	**(2,167)**	(1,742)	(2,472)
Average adjusted net debt[1]	**(3,404)**	(3,506)	(3,631)

Note

1 Prior year comparatives have been re-presented in accordance with the updated adjusted net debt definition

Average adjusted net debt to headline EBITDA ratio:

	2025 £m	2024 £m	2023 £m
Average adjusted net debt (12-month rolling)[1]	**(3,404)**	(3,506)	(3,621)
Headline EBITDA (including depreciation of right-of-use assets) (12-month rolling)	**1,545**	1,935	1,977
Average adjusted net debt to headline EBITDA ratio[1]	**(2.2x)**	(1.8x)	(1.8x)

Note

1 Prior year comparatives have been re-presented in accordance with the updated adjusted net debt definition

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 31 December 2025, 31 December 2024 and 31 December 2023.

RECONCILIATION OF ADJUSTED CASH FLOW MEASURES

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted operating cash flow before working capital, adjusted free cash flow and adjusted net cash flow.

Reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow:

	2025 £m	2024 £m	2023 £m
Net cash inflow from operating activities	**724**	1,408	1,238
Corporation and overseas tax paid	**398**	392	395
Interest paid on lease liabilities	**95**	95	103
Other interest and similar charges paid	**282**	306	275
Interest received	**(97)**	(109)	(116)
Investment income	**(13)**	(11)	(13)
Dividends from associates	**(45)**	(31)	(43)
Contingent consideration liability payments recognised in operating activities	**21**	10	6
Cash generated by operations	**1,365**	2,060	1,845
Purchase of property, plant and equipment	**(91)**	(189)	(177)
Purchase of intangible assets	**(95)**	(47)	(40)
Repayment of lease liabilities	**(242)**	(282)	(259)
Interest paid on lease liabilities	**(95)**	(95)	(103)
Investment income	**13**	11	13
Share option proceeds	**–**	2	1
Adjusted operating cash flow	**855**	1,460	1,280
Corporation and overseas tax paid	**(398)**	(392)	(395)
Other interest and similar charges paid	**(282)**	(306)	(275)
Interest received	**97**	109	116
Dividends from associates	**45**	31	43
Contingent consideration liability payments	**(65)**	(97)	(31)
Dividends paid to non-controlling interests in subsidiary undertakings	**(50)**	(67)	(101)
Adjusted free cash flow	**202**	738	637
Net disposal proceeds	**22**	667	122
Net initial acquisition payments	**(147)**	(153)	(280)
Dividends	**(343)**	(425)	(423)
Share purchases	**(97)**	(82)	(54)
Adjusted net cash flow	**(363)**	745	2

Reconciliation of adjusted operating cash flow before working capital:

	2025 £m	2024 £m	2023 £m
Adjusted operating cash flow	**855**	1,460	1,280
Less movements in working capital and provisions:			
Decrease in trade receivables and accrued income	**(307)**	(309)	(232)
Decrease/(increase) in trade payable	**390**	(31)	238
Increase/(decrease) in other receivables	**108**	(16)	(125)
Decrease in other payables	**110**	240	445
Increase in provisions	**(10)**	(69)	(66)
Add back non-headline movements in working capital and provisions:			
Legal provision charges	**43**	68	–
Adjusted operating cash flow before working capital	**1,189**	1,343	1,540

Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage, and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure and working capital.

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE WPP ANNUAL REPORT 2025 182

ADDITIONAL INFORMATION

Adjusted operating cash flow before working capital is meaningful to investors because it excludes working capital movements which can fluctuate around period ends.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition-related payments, dividend payments to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Adjusted net cash flow is meaningful to investors because it is the measure of the Group's funds available for debt repayment or to increase cash on hand after acquisition-related payments, dividend payments to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

CONSTANT CURRENCY AND 'LIKE-FOR-LIKE'

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and like-for-like methods are given in the Glossary.

The following tables reconcile reported revenue growth for the year ended 31 December 2025, 2024 and 2023 including like-for-like revenue growth for the same period:

	£m	%
Revenue		
2023 reported	14,845	
Impact of exchange rate changes	(473)	(3.2)
Impact of acquisitions and disposals	30	0.2
Like-for-like growth	339	2.3
2024 reported	14,741	(0.7)
Impact of exchange rate changes	(266)	(1.8)
Impact of acquisitions and disposals	(402)	(2.7)
Like-for-like growth	(523)	(3.6)
2025 reported	**13,550**	**(8.1)**

The following table reconciles reported revenue less pass-through costs growth for the year ended 31 December 2025, 2024 and 2023 including like-for-like revenue less pass-through costs growth for the same period:

	£m	%
Revenue less pass-through costs		
2023 reported	11,860	
Impact of exchange rate changes	(369)	(3.1)
Impact of acquisitions and disposals	(13)	(0.1)
Like-for-like growth	(119)	(1.0)
2024 reported	11,359	(4.2)
Impact of exchange rate changes	(199)	(1.7)
Impact of acquisitions and disposals	(372)	(3.3)
Like-for-like growth	(612)	(5.4)
2025 reported	**10,176**	**(10.4)**

The following table reconciles headline operating profit growth for the year ended 31 December 2025 and 2024, including like-for-like headline operating profit growth for the same period:

	Margin %	£m	%
Headline operating profit			
2023 reported	14.8	1,750	
Impact of exchange rate changes		(75)	(4.3)
Impact of acquisitions and disposals		(3)	(0.2)
Like-for-like growth		35	2.0
2024 reported	15.0	1,707	(2.5)
Impact of exchange rate changes		(29)	(1.7)
Impact of acquisitions and disposals		(65)	(3.8)
Like-for-like growth		(292)	(17.1)
2025 reported	**13.0**	**1,321**	**(22.6)**

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE WPP ANNUAL REPORT 2025 183

ADDITIONAL INFORMATION

SHAREHOLDER INFORMATION

SHARE CAPITAL AND CONTROL

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2025 can be found in note 26 to the financial statements.

Our ordinary shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).

The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the AGM on 23 May 2025, shareholders passed resolutions authorising the Company, in accordance with its Articles, to allot shares up to a maximum nominal amount of £35,960,078 of which £5,394,011 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 24 of the financial statements on page 170.

AUTHORITY FOR PURCHASE OF OWN SHARES

At the AGM on 23 May 2025 shareholders passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 107,880,235 of its own shares in the market. In the year under review, no ordinary shares were purchased.

MAJOR SHAREHOLDERS

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company as at 31 December 2025 and 12 March 2026. Information provided to the Company under the DTRs is publicly available via the regulatory information services and on the Company's website.

	At 31 December 2025[1] %	At 12 March 2026[1] %
BlackRock Inc	9.93	9.84
FIL Limited	8.92	8.92
Mondrian Investment Partners Limited	5.63	5.63
RWC Asset Management LLP	5.25	5.25
Schroders Plc	5.07	5.07
Hotchkis & Wiley Capital Management, LLC	–[2]	5.04
Silchester International Investors LLP	5.03	5.03

Notes

1 Percentage as at date of notification

2 The Company had not been notified of any interests in the issued ordinary capital of the Company in excess of 5.0%

SHAREHOLDERS AS AT 31 DECEMBER 2025

Holding of shares	Number of holders	% Owners	Shareholdings	% Outstanding
Up to 1,000	4,549	76	973,447	0.09
1,001 to 5,000	707	12	1,595,800	0.15
5,001 to 100,000	435	7	10,999,382	1.02
100,001 to 1,000,000	159	3	55,734,129	5.17
Over 1,000,000	95	2	1,009,499,600	93.57

Shareholders by geography	%
UK	28.6
United States	50.5
Rest of World	20.9
Total	**100**

Shareholders by type	%
Institutional investors	95.4
Our people	0.5
Other individuals	4.1
Total	**100**

WPP ANNUAL REPORT 2025 184

ADDITIONAL INFORMATION

SHARE PRICE

The closing price of the shares at 31 December was as follows:

	At 12 March 2026	2025	2024	2023	2022	2021
Ordinary 10p shares	235.20p	337.50p	827.4p	753.0p	820.2p	1,119.5p

Share price information is also available online at **wpp.com/investors/share-price**

SHARE BUYBACK PROGRAMME

The Board has been authorised to purchase ordinary shares in the capital of the Company under Article 12 of the Company's Articles of Association. The power under Article 12 and the authority for the Company to make purchases of its own shares are subject to the requirements of the Companies (Jersey) Law 1991 and to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the Company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Company's employee share plans.

DIVIDENDS

Subject to shareholder approval at the 2026 AGM, the final dividend for 2025 will become due and payable on 3 July 2026 to all holders of ordinary shares on the Register of Members at the close of business on 5 June 2026.

The table below sets out the dividend per share ordinary shareholders have received for the last five years.

	2025	2024	2023	2022	2021
Interim dividend per ordinary share	**7.50p**	15.00p	15.00p	15.00p	12.50p
Final dividend per ordinary share	**7.50p**	24.40p	24.40p	24.40p	18.70p
Total	**15.0p**	39.40p	39.40p	39.40p	31.20p

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Each ADR represents five ordinary shares.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, sec.gov.

ADR DIVIDENDS

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 186).

Dividends per ADR in respect of each financial year are set out below.

	2025	2024	2023	2022	2021
In £ sterling					
Interim	**37.50p**	75.00p	75.00p	75.00p	62.50p
Final	**37.50p**	122.00p	122.00p	122.00p	93.50p
Total	**75.00p**	197.00p	197.00p	197.00p	156.00p
In US dollars[1]					
Interim	**49.44¢**	95.89¢	93.29¢	92.72¢	85.98¢
Final	**49.44¢**	155.98¢	151.74¢	150.83¢	128.63¢
Total	**98.88¢**	251.87¢	245.03¢	243.55¢	214.61¢

Note

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.3185 (2024: US$1.2785, 2023: US$1.2438, 2022: US$1.2363). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders. The dividends received will be subject to US taxation.

SHAREHOLDER INFORMATION WPP ANNUAL REPORT 2025 185

ADDITIONAL INFORMATION

LISTING RULES
For the purposes of UK Listing Rule (UKLR) 6.6.4R, the information required to be disclosed by that section can be found in the following locations:

Section	Applicable sub-paragraph within UKLR 6.6.4R	Location
11	Shareholder waiver of dividend	Directors' compensation report pages 93-131
12	Shareholder waiver of future dividends	Directors' compensation report pages 93-131

Note
The above table sets out only those sections of UKLR 6.6.4R which are relevant. The remaining sections of UKLR 6.6.4R are not applicable

ARTICLES OF ASSOCIATION
There are no restrictions on amending the Articles of Association of the Company (Articles) other than the requirement to pass a special resolution of the shareholders at a general meeting. Subject to applicable law and the Company's Articles, the Directors may exercise all powers of the Company.

The Articles are available on the Company's website at **wpp.com/investors/corporate-governance**

SHAREHOLDER INFORMATION
2026 FINANCIAL CALENDAR

Ordinary dividend timetable	Final	Interim
Ordinary ex-dividend date	4 June 2026	8 October 2026
Dividend record date	5 June 2026	9 October 2026
Dividend payment date	3 July 2026	2 November 2026
Other key dates:		
2025 preliminary results	26 February 2026	
First quarter trading update	28 April 2026	
Annual General Meeting	8 May 2026	
2026 interim results	August 2026	
Third quarter trading update	October 2026	

RESULTS ANNOUNCEMENTS
Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

SHAREHOLDER COMMUNICATIONS
A growing number of our shareholders have opted to receive communications from us electronically. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus reducing our impact on the environment. Shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at investorcentre.co.uk/je or by contacting Computershare using the telephone number provided below.

WPP's public website, **wpp.com**, provides current and historical financial information, news releases, trading reports and share price information. Go to **wpp.com/investors**

PAYMENT OF DIVIDENDS
We are only able to pay cash dividends in to your nominated bank account. To update your payment details please go to **investorcentre.co.uk/je** or contact Computershare at the details below.

SHAREHOLDERS' REGISTER
The ordinary shareholders' register is kept at the offices of the Company's registrar in Jersey and is available for inspection on request. The address of the registrar is 13 Castle Street, St Helier, Jersey JE1 1ES.

ACCESS NUMBERS/TICKER SYMBOLS

	NYSE	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPP	WPP.N	WPP US

SHAREHOLDER CONTACTS
ORDINARY SHARES
For any queries regarding your shareholding, please contact Computershare:

By telephone: +44 (0)370 707 1411

Lines are open from Monday to Friday, 8.30am to 5.30pm UK time, excluding public holidays.

Using the contact form on the website: investorcentre.co.uk/je/contactus

In writing: Computershare Investor Services (Jersey) Limited, 13 Castle Street, St Helier, Jersey, JE1 1ES

AMERICAN DEPOSITARY RECEIPTS (ADRS) OFFICE
For any queries regarding WPP ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: +1 877 248 4237

Opening hours are Monday to Friday, 8.30am to 6pm US Eastern Standard Time. Please call +1 781 575 4555 if calling from outside of the US.

By email: citibank@shareholders-online.com

In writing: Citibank N.A., PO Box 43077, Providence, RI 02940–3077, USA

REGISTERED OFFICE
WPP plc
22 Grenville Street
St Helier
Jersey
JE4 8PX

Telephone: +44 (0)20 7282 4600

Registered number: 111714

Website: **wpp.com**

TAXATION INFORMATION
As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

DIVIDENDS RECEIVED
UK resident individuals receive a Dividend Allowance in the form of a 0% tax rate on the first £500 of dividend income received. For UK tax years ended 5 April 2025 and ending 5 April 2026, dividends received by UK resident individuals which are over the Dividend Allowance are taxed at a rate of 8.75% for individuals in the basic rate band, at 33.75% for higher rate tax payers and at 39.35% for additional rate tax payers (individuals with income over £125,140 in the tax year). For the tax year that starts on 6 April 2026 and ends on 5 April 2027 dividends received by UK resident individuals which are over the Dividend Allowance will be taxed at a rate of 10.75% for individuals in the basic rate band, at 35.75% for higher rate tax payers and at 39.35% for additional rate tax payers.

CAPITAL GAINS TAX
The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, shareholders are advised to consult their professional advisors.

CAPITAL GAINS
As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, shareholders are advised to consult their professional advisors.

SHAREHOLDER INFORMATION WPP ANNUAL REPORT 2025 186

GLOSSARY Term used in this Annual Report US equivalent or brief description Adjusted free cash flow Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets Adjusted net cash flow Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases Adjusted net debt and average adjusted net debt Adjusted net debt consists of cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt represents the rolling 12-month average of the Group’s monthly adjusted net debt balances Adjusted operating cash flow Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets Adjusted operating cash flow before working capital Adjusted operating cash flow before movement in trade receivables and accrued income, trade payables, other receivables, other payables and provisions Adjusted operating cash flow conversion Conversion is measured as adjusted operating cash flow (defined above) over headline operating profit (defined below) Adjusting items Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments, and share of adjusting and other items for associates ADRs/ADSs American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares Allotted Issued Billings Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned Brand awareness The number of people or percentage of a group that are aware of a brand Brand consideration Those who would consider purchasing a brand are measured as a subset of those aware of a brand Called-up share capital Ordinary shares, issued and fully paid Click-through rate (CTR) The ratio of the number of users exposed to a specific link on a website page or in an email and those who click the link and view the advertised product or service Client Net Promoter Score (CNPS) A metric used to assess overall customer satisfaction and how likely customers are to recommend a company to a peer or colleague Company or Parent Company WPP plc Constant currency The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2025 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements Direct-to-consumer Marketing from company to consumer without distributor or retailer involvement ESOP Employee share ownership plan Establishment costs Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others EURIBOR The euro area inter-bank offered rate for euro deposits Finance lease Capital lease Freehold Ownership with absolute rights in perpetuity Full-time equivalent (FTE) employee A permanent person or employee of WPP Group or any of its majority-owned operating companies, as captured locally by each reporting unit and entered into the centralised finance system. FTE employees does not include contractors General and administrative costs General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group General Data Protection Regulation (GDPR) A European Union law governing digital data collection, use and storage Group WPP plc and its subsidiaries ADDITIONAL INFORMATION WPP ANNUAL REPORT 2025 187

Term used in this Annual Report US equivalent or brief description Headline costs Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates Headline earnings Headline PBT less headline tax charge and headline non-controlling interests Headline earnings from associates Earnings from associates, excluding share of adjusting and other items for associates Headline EBITDA Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains and share of adjusting and other items for associates Headline net finance costs Net finance costs (as defined below) excluding revaluation and retranslation of financial instruments Headline operating profit Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains Headline operating profit margin Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs Headline PBIT Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/ losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains and share of adjusting and other items for associates Headline PBT Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments Headline tax charge Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, acquisition-related intangible assets and liabilities, restructuring and transformation costs, property-related restructuring costs, investments in associates, other transaction costs and legal provision charges/gains IFRS/IAS International Financial Reporting Standards/International Accounting Standards Like-for-like Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals Media/Digital Media billings Media billings comprise our clients’ spend on media, plus our fees. Within this, Digital Media billings comprises our billings in relation to media served on digital properties and platforms, including but not limited to online video, display, search, social, digital out of home and addressable TV Net finance costs All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments Net working capital The movement in net working capital consists of movements in trade receivables and accrued income, trade payables and deferred income, other receivables, other payables and provisions per the analysis of cash flows (note 9) OCI Other comprehensive income Pass-through costs Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings Profit Income WPP ANNUAL REPORT 2025 188GLOSSARY ADDITIONAL INFORMATION

Term used in this Annual Report US equivalent or brief description Profit attributable to equity holders of the parent Net income Programmatic advertising Automated buying and selling of ad inventory, using software to make data-driven decisions Revenue less pass-through costs Revenue less pass-through costs is revenue less media and other pass-through costs Return on invested capital (ROIC) Final year ROIC in the performance period calculated as: Headline operating profit/Invested capital Where invested capital = (Opening net assets + closing net assets)/2 + average net debt + average lease liabilities (opening lease liabilities + closing lease liabilities)/2 Sarbanes-Oxley Act, or SOX An Act passed in the United States to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes Share capital Ordinary shares, capital stock or common stock issued and fully paid Shares in issue Shares outstanding Share premium account Additional paid-in capital or paid-in surplus UK Corporate Governance Code The UK Corporate Governance Code published by the Financial Reporting Council dated January 2024 WPP WPP plc and its subsidiaries WPP ANNUAL REPORT 2025 189GLOSSARY ADDITIONAL INFORMATION

FORWARD-LOOKING STATEMENTS The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward- looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors' in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward- looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward- looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. WEBSITE WPP’s website wpp.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to WPP’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein. WHERE TO FIND US COMPANY CENTRES LONDON Sea Containers 18 Upper Ground London SE1 9GL Tel +44 (0)20 7282 4600 NEW YORK 3 World Trade Center 175 Greenwich Street New York NY 10007 ASIA PACIFIC 50 Scotts Road Singapore 228242 Tel +65 6508 5219 COMPANY INFORMATION If you would like further general information about WPP, its agencies or any of the programmes or initiatives mentioned in this Annual Report, please visit our website, wpp.com, or email: enquiries@wpp.com INVESTOR INFORMATION Investor relations material, contacts and our financial statements are available online at wpp.com/investors WPP ANNUAL REPORT 2025 190

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